Exhibit 1

CEMEX 2017 INTEGRATED REPORT Leading our industry’s DIGITAL transformation

COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT Table of contents As you will read in this Integrated 1. COMPANY OVERVIEW CEMEX 2017 INTEGRATED REPORT Report, we are committed to fostering 1.1 Company snapshot 3 Leading our industry’s DIGITAL our global leadership in the industry 1.2 Letter to stakeholders 5 transformation 1.3 Our Vision and Value Creation Model 7 by delivering a superior customer 1.4 Contributing to the UN Sustainable Development Goals 8 experience and integrating sustainability 1.5 Financial highlights 10 into all aspects of our business. 1.6 Risk management 11 OUR COVER: IN 2017, WE CONTINUED TO EMBARK ON A 2. OUR STRATEGY DIGITAL TRANSFORMATION OF OUR INDUSTRY TO ACHIEVE A SUPERIOR CUSTOMER EXPERIENCE 2.1 Value our people as our main competitive advantage 17 EVERYWHERE, EVERY TIME. 2.2 Help our customers succeed 23 2.3 Pursue markets that offer long-term profitability 31 2.4 Sustainability is fully embedded in our business 38 3. GOVERNANCE 3.1 Corporate governance 68 3.2 Integrity and compliance 73 4. PERFORMANCE IN DETAIL 4.1 Financial information 79 4.2 Non-financial information 179 twitter.com/cemex 5. ABOUT THIS REPORT facebook.com/cemex 5.1 Report scope 188 5.2 External Advisory Panel members and statement 190 instagram.com/cemex 5.3 Terms we use 193 5.4 Investor, media, and sustainability information 194 youtube.com/cemex ©2018 CEMEX S.A.B DE C.V. All rights reserved. 1 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 1 COMPANY OVERVIEW A global building materials company CASA DEL ABUELO, VERACRUZ, MEXICO 2 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW | OUR STRATEGY | GOVERNANCE | PERFORMANCE IN DETAIL | ABOUT THIS REPORT

1.1 Company snapshot

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

Founded in Mexico in 1906, CEMEX has grown from a local player to one of the top global companies in the industry. With over 40,000 employees worldwide, CEMEX is strategically positioned in the Americas, the Caribbean, Europe, Africa, the Middle East, and Asia.


MEXICO
9,285
15
254
12
USA
8,380
11
335
64
SOUTH, CENTRAL AMERICA AND THE CARIBBEAN
5,869
10
115
21
EUROPE
10,413
17
718
179
ASIA, MIDDLE EAST AND AFRICA
3,084
3
83
9
CENTRAL
3,847
Includes Corporate and Neoris
PEOPLE
CEMENT PLANTS
READY-MIX CONCRETE PLANTS
AGGREGATES QUARRIES



PEOPLE

+40,000
EMPLOYEES



CEMENT

56 PLANTS
+11 cement mills

92 MILLION
tons annual production capacity


CEMEX

READY-MIX

1,505
PLANTS

52 MILLION M^3
annual production



AGGREGATES

285
QUARRIES

147 MILLION
tons annual production



TERMINALS

258
land distribution centers

67
marine terminals

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CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW | OUR STRATEGY | GOVERNANCE | PERFORMANCE IN DETAIL | ABOUT THIS REPORT

1.1 Company snapshot

OUR PORTFOLIO OFFERING

A customer-centric, vertically integrated building materials company

Our operations network produces, distributes, and markets cement, ready-mix concrete, aggregates, and related building materials, services, and solutions.

We always strive to provide superior building solutions and a superior customer experience in the markets we serve. To this end, we tailor our products and services to suit our customers' specific needs—from home construction, improvement, and renovation to agricultural, industrial, and marine/hydraulic applications.



AGGREGATES

Obtained from land-based sources or by dredging marine deposits.

Our offer:
Crushed stone, manufactured sand, gravel, sand, and recycled concrete



CEMENT

A binding agent, when mixed with aggregates and water, produces either ready-mix concrete or mortar.

Our offer:
High-quality cement such as Gray Ordinary Portland, White Portland, Masonry or Mortar, Oil-well, and Blended Cement in bags or in bulk



READY-MIX

A combination of cement, aggregates, admixtures, and water.

Our offer:
Architectural and decorative, rapid setting, fiber-reinforced, fluid-fill, roller-compacted, self-consolidating, pervious, and antibacterial ready-mix concrete



WE TAILOR OUR PRODUCTS AND SERVICES TO SUIT OUR CUSTOMERS' SPECIFIC NEEDS.

RELATED PRODUCTS

We rely on our close relationship with our customers to offer them complementary products for their construction needs, including asphalt, concrete blocks, roof tiles, admixtures, blast furnace slag, fly ash, architectural products for different building or landscaping projects, pipe, and other pre-cast products.

SOLUTIONS AND SERVICES

Our growing array of solutions enable us to serve our customers better—from our housing, paving, and Green Building consulting services to our Construrama® cement distribution network and our training, financing, and technical support.

DIGITAL SOLUTIONS

Our digital solutions, including our CEMEX Go and other digital platforms, place the power to succeed in our customers' hands.



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COMPANY OVERVIEW | OUR STRATEGY | GOVERNANCE | PERFORMANCE IN DETAIL | ABOUT THIS REPORT

1.2 Letter to stakeholders



ROGELIO ZAMBRANO, Chairman of the Board of Directors



FERNANDO A. GONZÁLEZ, Chief Executive Officer

DEAR FELLOW STAKEHOLDERS:

This year we commemorated the 25th anniversary of our globalization strategy, marked by our company's entry into the Spanish market in 1992. Over the past 25 years, our company has enjoyed tremendous growth and development: consolidating our position as one of the most important competitors in the global building materials industry while integrating best practices and talent into our worldwide operations. We are very proud of our history and our company's many achievements over this period—made by all of those who formed and are currently part of CEMEX.

Today, we are a global organization that works as one CEMEX based on the same values and operating principles—united above all by our unwavering commitment to excellence.

This also means sticking together in challenging times. In the wake of the year's natural disasters in the U.S., Mexico, and Puerto Rico, we are proud of how our people around the world took action to support those impacted by these tragedies. The solidarity of our entire organization became clear, and in addition to the time invested by many of our collaborators, we carried out a collection among employees around the world, where the company matched the amount collected.

Due to these natural phenomena and other geopolitical and economic factors, business environment over the past year was one of contrasts. In the face of continued financial market volatility and uncertainty, we made good progress on our strategic priorities and achieved solid financial results during 2017. On a like-to-like basis, our net sales improved by 3% to US$13.7 billion, and our operating EBITDA declined by 6% to US$2.6 billion. Despite this decline, our two largest markets, Mexico and the United States, performed well with like-to-like increases in their EBITDA. Our net income reached US$806 million for the full year—our highest net income generation since 2007.

Notably, we made important and sustained progress toward regaining our investment-grade capital structure. We reduced our financial expenses by US$164 million for the year. We generated free cash flow after maintenance CAPEX of close to US$1.3 billion, achieving an EBITDA-to-free cash flow conversion rate of 50% for 2017. We surpassed our two-year asset divestment target of US$2.5 billion, closing asset sales of close to US$2.7 billion at an average multiple in the double digits. During these two years, we reduced our debt by approximately US$4.3 billion, also exceeding our target for the period. Consequently, our leverage ratio was below 4.00 times for the first time since 2008. Indeed, our discipline and consistency in reducing our leverage continues to translate into an improvement in our credit ratings. During 2017, we obtained two credit-rating upgrades from S&P, reaching a global scale rating of BB. In addition, Fitch ratings revised the outlook of their current BB-minus rating from stable to positive.

Regarding health and safety, our top priority, we continued to make progress toward our ultimate target of zero injuries worldwide—our Zero4Life goal. Overall, we are encouraged to see that 95% of our operations were fatality and lost-time injury free for the year. However, we can and must do better. We cannot accept anything short of a perfect safety record.

Our customers are at the heart of our business. By listening to their needs and understanding their challenges, we have redesigned our commercial policies and processes to create the best possible experience for them. With this in mind, we have embarked on a bold digital transformation to achieve the best customer satisfaction of any business-to-business company.

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COMPANY OVERVIEW | OUR STRATEGY | GOVERNANCE | PERFORMANCE IN DETAIL | ABOUT THIS REPORT

1.2 Letter to stakeholders



LUMINA, SAN FRANCISCO, CALIFORNIA



OUR CUSTOMERS ARE AT THE HEART OF OUR BUSINESS. WITH THIS IN MIND, WE HAVE EMBARKED ON A DIGITAL TRANSFORMATION OF OUR INDUSTRY.

With the launch of CEMEX Go, we are at the forefront of delivering a superior customer experience than any provided in the past. Through this first-of-its-kind, integrated digital platform, we enable our clients to increase their productivity, make better business decisions, and enjoy more control over their businesses. In short, CEMEX Go places the power to succeed in today's fast-paced, dynamic market in the hands of our customers. We are convinced that CEMEX Go will provide us additional business opportunities in the near future for current and potential new clients.

As you will read in this Integrated Report, we are committed to fostering our global leadership in the industry by delivering a superior customer experience and integrating sustainability into all aspects of our business. Like last year, our goal is simple: To ensure you understand why we are enthusiastic about our future.

Additionally, we continually work to build strong relationships across our supplier network. Among our initiatives, our Supplier Sustainability Program extends our commitment to sustainability to our value chain, communicating and promoting responsible practices. Our INTEGRATE Suppliers Innovation Program fosters collaboration between our company and our suppliers by generating innovative new ideas to enable us to improve our practices throughout the value chain.

Our business cannot thrive in a world of poverty, inequality, unrest, and environmental stress, so it is in our vital interest to take collaborative action with governments, businesses, and members of society to transform our business and our world. By aligning our business strategies with the United Nations Sustainable Development Goals (UN SDGs), we not only better position our business to respond to the biggest challenges facing our world—from ending poverty to tackling climate change—but also provide opportunities for growth, strengthen our license to operate, and create economic, social, and environmental value for all of our stakeholders.

Consistent with the UN SDGs, we embed sustainability into every aspect of our business. In 2017, we provided products and solutions to more than 1,000 projects that attained green building certification, representing close to 8.7 million m² of construction space, and we installed around 8.8 million m² of concrete pavements for nearly 430 projects. We also achieved a total alternative fuels rate of 26.2%. Together with our other mitigation efforts, this helped us to achieve a 20.7% reduction in CO_2 emissions per ton of cementitious compared with our 1990 baseline. Additionally, we commemorated the 10th anniversary of our partnership with BirdLife International, continuing our development of biodiversity action plans across our quarries with high biodiversity value. Moreover, we continued to empower our communities through our high-impact social strategy, positively impacting more than 14.1 million people since the inception of our programs—inspiring us to work towards our target of 15 million people by 2020.

As our actions attest, we are committed to maintaining the highest ethical and corporate governance standards. We continually strive to enhance our reputation as a responsible and sustainable company in order to attract and retain employees, customers, suppliers, and investors, as well as to maintain positive relationships with our communities—all of which enable us to create sustainable value each and every day.

On behalf of CEMEX's Board of Directors, our management team, and our employees, we greatly appreciate your interest in CEMEX, as we continue our efforts to build a better future for all of our stakeholders.

Sincerely,

ROGELIO ZAMBRANO
Chairman of the Board of Directors

FERNANDO A. GONZÁLEZ
Chief Executive Officer

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CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 1.3 Our Vision and Value Creation Model WHY WHERE HOW WHO VALUE our reason for being we play we succeed benefits how we create value PURPOSE STRATEGY OPERATING MODEL STAKEHOLDERS Building a better future Nº1 • Provide a great workplace that helps employees grow PEOPLE AS GLOBAL • Build skills and expertise EMPLOYEES • Enable a strong sense of purpose MISSION Nº1 ASSET NETWORKS Create sustainable value by providing • Tailor our offerings to solve our industry-leading clients’ construction needs products and solutions to satisfy the • Make it easy to work with us construction needs of CUSTOMER SUPPORT • Provide enhanced performance CENTRICITY FUNCTIONS CLIENTS and reliability our customers around the world • Grow revenue VALUES • Reduce costs • Optimize assets PROFITABLE TRANSACTIONAL • Keep a tight rein on risks Ensure safety MARKETS FUNCTIONS SHAREHOLDERS Focus on customers GOVERNANCE • Be a relevant engine of economic Pursue excellence growth • Build more capable, inclusive Work as one CEMEX and resilient communities COMMUNITY • Reduce local air, water and waste Act with integrity SUSTAINABILITY GOVERNANCE impacts and conserve AND SUPPLIERS biodiversity KEY INPUTS PRODUCTS DISTRIBUTION CHANNELS MARKETS > Mineral Reserves > Energy > Ready-Mix> Cement> Aggregates > Residential> Commercial/ Industrial> Infrastructure> Roads 7 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW | OUR STRATEGY | GOVERNANCE | PERFORMANCE IN DETAIL | ABOUT THIS REPORT

1.4 Contributing to the UN Sustainable Development Goals

THE SDGs PROVIDE A BLUEPRINT FOR CEMEX TO ACHIEVE ITS VISION OF BUILDING A BETTER FUTURE.



Together with the United Nations, governments, businesses, and civil society are joining efforts to achieve 17 Sustainable Development Goals (SDGs) by 2030.

The SDGs are a guide for ending poverty and hunger, achieving gender equality, improving health and education, fostering economic growth, making cities more sustainable, combating climate change, and protecting biodiversity and ecosystems. Their achievement requires partnerships and collaborative action by countries, the private sector, and members of society to improve the lives of people everywhere.

The SDGs provide a blueprint for CEMEX to achieve its vision of Building a Better Future. They foster our sustainable growth by better supporting the communities in which we operate, creating jobs and business opportunities connected to our core business—from building sustainable cities and communities to innovative infrastructure—and continuously fostering trust and transparency with our stakeholders. They further enable us to understand and better respond to the risks and opportunities that we face in a world characterized by rapid change and disruption across social, environmental, and economic dimensions. Indeed, we are already going further—developing business strategies that embrace the growth potential of responsible environmental and societal policies while driving sustainable business practices throughout our value chain.

We understand that our business cannot thrive in a world of poverty, inequality, and environmental tension. As One CEMEX, we recognize our responsibility to share our experience and apply business models that tackle the world's most critical challenges. By aligning our business strategies with the SDGs, we can not only maintain and strengthen our license to operate, but also innovatively create value for society—improving quality of life and well-being globally.

QUARRY RESTORATION IN ALICANTE, SPAIN



8 / LEADING OUR INDUSTRY'S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 1.4 Contributing to the UN Sustainable Development Goals Given our company’s core business i Building a comprehensive strategic network and sustainability strategy, we of global and local partnerships and allianc-are more directly engaged in the es to multiply our sustainability efforts and move forward towards our targets i Creating jobs in local communities achievement of the 11 Sustainable i Participating in forums, coalitions, and i Developing high-impact social programs to Development Goals (SDG’s) initiatives to support responsible growth empower women, youth, and neighboring highlighted in the graph to the right. and promote sustainable practices communities i Providing support during natural disasters We invite you to learn more i Enabling access to housing and basic ser-throughout this report about how i Implementing Quarry Rehabilitation and vices for low-income families through our Biodiversity Action Plans we are engaging with the global inclusive business models i Deploying conservation efforts at El Car-goals and targets. men, a Nature Reserve 8.4 times larger than the total sum of the areas impacted by our operations worldwide i Ensuring health and safety is our Producing annual nature books with rec- HTRUFS^Ñ£X_YTU_UWNTWNY^ÑŸTZW_?JWT_1NKJ_ i ognized NGOs, along with CEMEX Nature commitment website to promote our world’s natural 16 17 1 i Promoting community health through diversity 2 educational programs i Contributing to buildings’ inside comfort, 15 3 positively affecting inhabitants’ health i Deploying a robust global carbon strategy YMFY_WJÜ«JHYX_TZW_RNYNLFYNTS_HTRRNYRJSY_ i Putting risk assessment processes in place 14 4 i Developing effective leaders while for potential climate change impacts offering training and development to our i Supporting development of public policy in 13 5 employees the transition to a low-carbon, climate-resili Helping society members develop skills ient economy to secure employment through our 12 6 Community Centers i Providing customers with sustainable i Contributing to new and more profes-products, services, and solutions 11 7 XNTSFQ_HFWJJWX_NS_YMJ_HTSXYWZHYNTS_ÜªJQI_ i *SXZWNSL_JKÜªHNJSY_ZXJ_TK_SFYZWFQ_ 10 8 through our masonry training programs resources in our production processes 9 while contributing to a circular economy i Extending our sustainability approach i Implementing programs to em-through our Supplier Sustainability power women in both our work-Program force and our communities i Supporting diversity within our organization through initiatives such FX_Ü«J]NGQJ_YNRJ_KTW_RTYMJWX__UWN[FYJ_ breastfeeding facilities, and salary i )JQN[JWNSL_WJXNQNJSY_FSI_JSJWL^_JKÜªHNJSY_ equality, among others infrastructure to support growing urban i Delivering solutions for afford-populations FGQJ_MTZXNSL_FSI_JSJWL^_JKÜª-i Deploying a Community Engagement Strat- cient buildings i Providing competitive compensation to our egy in all of our operations, considering employees while protecting their labor rights i Implementing resilient and environmental and social impacts in a safe, respectful work environment sustainable infrastructure i .RUQJRJSYNSL_F_,WJJS_‘ZNQINSL_(JWYNÜªHF- i Generating economic growth for local suppliers i Dedicating R&D to engineer YNTS_5TQNH^_FHWTXX_TZW_¥TWQI¥NIJ_TKÜªHJX and design innovative con- i Enabling community members to become struction solutions entrepreneurs through our capacity-builiding efforts 9 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 1.5 Financial highlights 20173 20163 % CHANGE In millions of US dollars1, except earnings (loss) per ADS     Net sales 13,672 13,352 2 NET SALES AND FREE CASH FLOW AFTER OPERATING EBITDA MAINTENANCE CAPITAL Operating earnings before other expenses, (millions of US dollars) EXPENDITURES 1,725 1,899 (9) (millions of US dollars) net 14,815 14,975 1,685 Operating EBITDA 2,572 2,753 (7) 13,726 13,352 13,672 Controlling interest net income (loss) 806 750 8 1,290 Earnings (loss) per ADS 2 0.53 0.53 1 881 +WJJ_HFXM_Ü«T¥_FKYJW_RFNSYJSFSHJ_HFUNYFQ_ 1,290 1,685 (23) expenditures 401 2,603 2,664 2,596 2,753 2,572 Total assets 28,885 28,944 0 (89) Total debt plus perpetual notes 11,349 13,073 (13) 2013 2014 2015 2016 2017 2013 2014 2015 2016 2017 Total controlling stockholders’ equity 9,137 8,097 13 as of December 31, 2017 ___+TW_YMJ_WJFIJWÑ£X_HTS[JSNJSHJ_ÜªLZWJX_FWJ_UWJXJSYJI_NS_:8_ITQQFWX__+TW_XYFYJRJSYX_TK_TUJWFYNTSX_FHHTZSYX__YMJXJ_ÜªLZWJX_ result from translating the local currency amounts into US dollars at the average exchange rate for the year, which approximates a convenience translation of the Mexican peso results for 2017 and 2016 using the average exchange WFYJX_TK_YMJ_^JFW_TK_______FSI_______2=3_:8__WJXUJHYN[JQ^__+TW_GFQFSHJ_XMJJY_FHHTZSYX__:8_ITQQFW_ÜªLZWJX_WJXZQY_KWTR_ translating the local currency amounts into US dollars at the closing exchange rate for the year, which approximates a convenience translation of the Mexican peso amounts at the end of each year using the end-of-year exchange rate of 13% REDUCTION 19.65 and 20.72 MXN/US$, respectively. 2. Based on an average of 1,517 and 1,431 million American Depositary Shares (ADSs) for 2017 and 2016, OF OUR TOTAL DEBT respectively. ______________________________________FSI______ÜªLZWJX_FWJ_ZSIJW_.+78__WJKJW_YT_UFLJ____KTW_KZWYMJW_IJYFNQX_ PLUS PERPETUAL    NOTES. 10 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 1.6 Risk management RISK MANAGEMENT IS    CEMEX has an Enterprise Risk PRESENT AT GLOBAL,    Management (ERM) function to REGIONAL, AND LOCAL LEVELS,    AND FOLLOWS A PROCESS RISK OVERSIGHT     manage all risks and opportunities AT BOARD LEVEL THAT EMPHASIZES RISK    that could impact the company’s DISCUSSION AND MITIGATION business and objectives. ERM has AT TOP MANAGEMENT AND DISCUSSION ON RISK AND become fundamental to supporting top RISK OVERSIGHT AT THE RISK RISK MITIGATION RISK IDENTIFICATION ASSESSMENT STRATEGY AT MITIGATION BOARD LEVEL. EXECUTIVE management in the decision-making COMMITTEE process, reducing the impact of adverse events, and capitalizing on opportunities RISK FOLLOW-UP resulting from a more complex and uncertain environment. Global, regional, and country risk agendas are developed on a biannual basis, considering all types of risks and emerging concerns that could impact the company in the short, medium, and long term. 7NXPX_FWJ_NIJSYNÜªJI_HTSXNIJWNSL_F_HTRGNSFYNTS_TK_F_GTY-tom-up and a top-down approach, which also consid- JWX_NIJSYNÜªHFYNTS_TK_UTYJSYNFQ_TUUTWYZSNYNJX___ After the corresponding analysis and assessment, risks are prioritized by estimated impact and probability of materialization, and a mitigation strategy and monitor- NSL_UQFS_FWJ_IJÜªSJI_KTW_YMJNW_YWJFYRJSY_FSI_KTQQT¥_ZU__ Other risk management processes within the company, such as internal audits, internal controls, compli- FSHJ__FSI_ÜªSFSHNFQ_WNXP_RFSFLJRJSY__HTRUQJRJSY_YMJ_ ERM function. Twice a year, the Corporate Practices and Finance Committee and the Board of Directors discuss the Global Risk Agenda. NELSON MANDELA BRIDGE, BARCELONA, SPAIN 11 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW | OUR STRATEGY | GOVERNANCE | PERFORMANCE IN DETAIL | ABOUT THIS REPORT

1.6 Risk management

The following is a description of some of the main risks and opportunities faced by CEMEX and their corresponding mitigation strategies:

1 ECONOMIC CONDITIONS IN COUNTRIES WHERE WE OPERATE

The economic conditions of the countries where we operate have an effect on our business, financial condition, results, and prospects.

We face risks particular to each region where we operate. The U.S. economy continues to grow at a moderate pace, and the Federal Reserve is set to increase interest rates. Increasing U.S. dollar interest rates could not only have an impact on the U.S. economy, but also on that of emerging markets—through their currencies, for example—and thus, potentially, on our consolidated results as well. Mexico's currency has experienced depreciation, which could increase inflation, and the interest rate hikes intended to combat it might slow economic activity. Furthermore, protectionist trade policies by Mexico's key trading partners could undermine its growth potential.

Europe has also grown at a moderate pace, and a new significant challenge, stemming from a weak economy in the European Union, could damage the economic stability of the whole Euro zone.

The Chinese economy presents another potential source of risk. If it were to experience a sudden and unexpected deceleration, it could affect global economic activity.

Additionally, the business cycle tends to heavily affect overall construction activity. Under economic expansion, construction activity rises sharply, but an economic downturn tends to bring a marked decrease in construction activity—thus affecting the demand for our products and financial results.

CEMEX Mitigation Actions

We have implemented several initiatives intended to counter the challenging global economic environment:

- VALUE-BEFORE-VOLUME STRATEGY: Our strategy focuses on value enhancement, optimizing gains in customer relationships, and generating sufficient returns that allow us to reinvest in our business.
- COST CONTAINMENT: Over the past years, we have identified and begun implementing global cost-reduction initiatives intended to reduce our annual cost structure to a level consistent with our product demand, as well as our own companywide program to enhance competitiveness.
- ASSET OPTIMIZATION: We manage our asset base by divesting noncore assets and optimizing working capital.

2 POLITICAL UNCERTAINTY IN THE COUNTRIES IN WHICH WE OPERATE

Political uncertainty and its potential economic and social consequences could adversely impact our operations and profitability. Any political result that significantly affects a country's economic development or its business environment has the potential to impact our operations.

Social stability in some of the countries in which we operate is more susceptible to political events than it is in others. Some countries where we operate have seen mass demonstrations and protests, which have the potential to impact the economic and business environment and adversely affect our operations' results.

Upcoming elections in Mexico or other countries in the South, Central America and the Caribbean region could play a role in the economic growth prospects of the involved regions. Similarly, developing political events in Europe, such as Brexit and the Catalonia referendum, can have an impact on the future economic growth of the region, potentially impacting the demand for our products.

CEMEX Mitigation Actions

We have implemented several initiatives intended to counter the effects of political risks:

- MONITORING AND SCENARIO PLANNING: We monitor important political developments in the countries in which we operate to anticipate any event that could have an impact on our operations. This monitoring helps us to take proactive steps to identify alternative scenarios, assess risks and opportunities, and define preventive mitigation strategies and contingency plans to maintain a successful business operation in each particular scenario.
- BUSINESS CONTINUITY PLANS: We have business continuity plans to minimize business disruption in situations where the social or political environment in which we operate presents risks to the continuation of operations.

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1.6 Risk management

3 MORE COMPLEX COMPETITIVE DYNAMICS

The markets in which we operate are highly competitive and are served by numerous established companies with recognized brand names, as well as new market entrants, increasing imports, and substitute products. These companies compete based on several factors, often employing aggressive commercial strategies to increase market share.

If we are not able to compete effectively, we may lose substantial market share, our net sales could decline or grow at a slower rate, and our business and operations' results would be affected.

CEMEX Mitigation Actions

We expect to maintain and grow our market positions in cement, ready-mix concrete, and aggregates—as well as vertically integrating these businesses—by being one of the most customer-centric competitors in the construction materials industry.

We also continue with our value-before-volume strategy to reflect the high value-creating capability of our products and services.

4 DEBT LEVEL AND FINANCIAL RESTRICTIONS

We have debt and other financial obligations maturing during the next years. Our ability to comply with our principal debt maturities depends on EBITDA generation, asset sales, and other indicators that could be affected by external factors.

Additionally, we have credit agreements and debt instruments that contain several restrictions and covenants. Our ability to comply may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets and the construction sector.

CEMEX Mitigation Actions

Our financial strategy is designed to reduce our debt level mainly through:

- DEBT PREPAYMENTS THROUGH FOCUS ON EBITDA GENERATION
- REDUCTION OF FINANCIAL COSTS
- ADEQUATE MANAGEMENT OF OUR DEBT PROFILE.

5 REGULATORY CHANGES AND INCREASED SCRUTINY

We are subjected to the laws and regulations of the countries where we operate, and any material changes in such laws and regulations and/or any delay in assessing the impact and/or adapting to such changes may have an adverse effect on our business.

These laws and regulations expose us to the risk of potential costs and liabilities, including fines and other sanctions, compensation payments to third parties, remediation costs, and reputational damage.

CEMEX Mitigation Actions

We continuously work to comply with changes in laws and regulations in all of the countries where we operate. We devote significant time and resources to assess and, if required, adjust our operations to any such changes.

Our employees abide by our Code of Ethics and Business Conduct. The Code addresses anti-bribery, related-person transactions, health and safety, environmental responsibility, confidentiality, conflicts of interest, financial controls, and preservation of assets.

6 VOLATILITY IN ENERGY MARKETS

Our operations consume significant amounts of power and fuel. Power and fuel prices generally reflect certain volatility, particularly in times of political turmoil in Iran, Iraq, Egypt, and other countries in South America, the Middle East, and Africa. Energy and fuel cost increases may have an adverse material effect on our business.

In addition, if our efforts to increase our use of alternative fuels are unsuccessful, we would be required to use traditional fuels, which may increase our energy and fuel costs and could have a material adverse effect on our business, financial condition, and results of operations.

CEMEX Mitigation Actions

We have continued efforts to increase our use of alternative fuels, which has resulted in reduced energy costs. In addition, we have developed processes and products that allow us to reduce heat consumption in our kilns, which also reduce energy costs.

Furthermore, we have developed a large portfolio of clean power projects that not only provide low-cost energy, but also provide certainty in future energy costs.

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1.6 Risk management

7 PRICE VOLATILITY AND UNCERTAIN AVAILABILITY OF MATERIALS REQUIRED TO RUN OUR BUSINESS

Should existing suppliers cease operations, reduce or eliminate production of these materials, sourcing costs could increase significantly or require us to find alternatives, which could have a material adverse effect on our business. Additionally, scarcity of natural resources, such as water and aggregates reserves, in some countries where we operate could have a material adverse effect on our costs and results of operations.

CEMEX Mitigation Actions
We are not dependent on our suppliers, and we aim to secure the supply of required materials through long-term renewable contracts and framework agreements, which we believe ensures better supply management.

8 CYBER AND INFORMATION SECURITY

We rely on several information technologies and automated operating systems to manage or support our operations and sales. To maintain business efficiencies, it is critical that these systems function properly. In addition, our systems, as well as those provided by our third-party service providers, may be vulnerable to damage, disruption or intrusion, caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access, and cyber-attacks.

In addition, our insurance coverage may not cover cyber security risks we may be exposed to.

CEMEX Mitigation Actions
We take proactive measures to secure our IT systems and electronic information and have business continuity plans in place if any business disruption occurs.

9 ADVERSE WEATHER CONDITIONS

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur. Consequently, demand for our products is significantly lower during the winter in temperate countries and during the rainy season in tropical countries. Such adverse weather conditions can negatively affect our business results if they occur with unusual intensity or last longer than usual in our major markets, especially during peak construction periods.

Additionally, severe adverse weather conditions (e.g., floods, typhoons, hurricanes) have the potential to damage our assets and disrupt our operations.

CEMEX Mitigation Actions
We have business continuity plans in place at our main operations designed to avoid major disruptions to our business. In addition, some of our main operations and assets are insured against such events. However, in most cases, the insurance policy does not cover the total impact that an adverse event could have, which limits its effect.

10 HEALTH AND SAFETY RELATED RISKS

Activities in our business can be hazardous and can cause injury to people or damage to property in certain circumstances. Our production facilities require individuals to work with chemicals, equipment, and other materials that may potentially cause harm, injury or fatalities when used without due care. Accidents or injuries that occur at our facilities could result in disruptions to our business and may have legal, regulatory, economic, and reputational consequences.

CEMEX Mitigation Actions
Health and safety (H&S) is our top priority for CEMEX. We strive to have zero incidents by improving how we reinforce safe behaviors with our employees and contractors, strengthening the accountability of management for ensuring safe behavior, implementing workplace improvements on a regular basis and promoting a safety culture in our every day activities.

14 / LEADING OUR INDUSTRY'S DIGITAL TRANSFORMATION
CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 2 OUR STRATEGY An agile and innovative company MEDIA LIBRARY OF VITROLLES, FRANCE 15 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT At its core, our business strategy has four main elements: Value our people as our main OUR PEOPLE competitive advantage OUR CUSTOMERS Help our customers succeed MARKETS WHERE Pursue markets that offer WE OPERATE QTSL_YJWR_UWTÜªYFGNQNY^ FOCUS ON Ensure sustainability is fully SUSTAINABILITY embedded in our business Individually, each element engages and impacts our business in very distinct ways. Collectively, they help us achieve our mission of creating value by building and managing a global portfolio of integrated cement, aggregates, ready-mix concrete, and related businesses. 16 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW | OUR STRATEGY | GOVERNANCE | PERFORMANCE IN DETAIL | ABOUT THIS REPORT

2.1 Value our people as our main competitive advantage

WE ARE REINFORCING OUR COUNTRIES' DEFENSIVE DRIVER TRAINING, WHILE INTRODUCING A STRONGER DRIVER CERTIFICATION SCHEME.

What makes CEMEX flourish as a global organization? It's our people. We take great pride in hiring the best and brightest talent and supporting them with a safe, healthy work environment and opportunities for growth and development.


CEMEX

PLACING HEALTH AND SAFETY FIRST

Health and safety is our top priority. To ensure we are meeting our goals, four core principles guide every decision we make and action we take:

- **Ensure nothing comes before the health and safety of our people, contractors, and communities**
- **Make health and safety a personal responsibility by looking after ourselves and each other**
- **Strive to create a workplace with zero harm**
- **Maintain accountability for health and safety practices.**

Our Zero4Life commitment

We are constantly working towards our ultimate target of zero injuries worldwide—our Zero4Life commitment.

In 2017, our Employee Lost-Time Injury (LTI) Frequency Rate was 0.5, bringing us closer to our goal of reducing our Employee LTI Rate to 0.3 or less by 2020. We are encouraged to see that 95% of CEMEX operations were fatality and lost-time-injury free for the year. We recognize the remaining 5% is still considerable. However, the overall direction is positive.

Also in 2017, our Employee Total Recordable Injury (TRI) Frequency Rate continued to reduce, reaching 3.4 compared to 4.1 in 2016 and 4.5 in 2015. Four regions and 17 countries reduced their TRI Rates, with seven countries maintaining a rate of zero. In addition, the global Employee Sickness Absence Rate for CEMEX improved from 1.8 to 1.6 in 2017.

We are deeply saddened to report 20 fatalities in 2017—three employees, seven contractors and 10 third parties, 13 of which were road traffic related. One fatality is one too many, and we will not be satisfied until we reach our goal of zero injuries and fatalities. To achieve this objective, we are actively working to identify and mitigate risks. Each injury and fatality is analyzed to prevent future incidents.

Most of the fatalities derived from moving vehicle incidents (i.e., collisions involving contractors' trucks). That is why we invest in technology and training programs to try to eliminate these types of events in our operations by encouraging our employees and contractors to use the right driving techniques to take care of themselves and third parties. For example, we are reinforcing our countries' defensive driver training. We have introduced a stronger driver certification scheme, while implementing various actions to protect vulnerable road users. We acknowledge that we need to continue to work hard and drive forward with our initiatives.

HEALTH & SAFETY TRAINING: A TOP FOCUS

At CEMEX, health and safety training is a key part of our strategy to reach our Zero4Life goal. We constantly strive to ensure that all of our employees have the correct knowledge, skills, and experience to enable them to perform their jobs safely.

As part of our manager-training activities, executives and supervisors must complete our Health and Safety (H&S) Academy program, which is designed to enhance the leadership skills of our line managers and

FATALITIES EVENT TYPE

(percentage)


10
15
75
INCIDENTS INVOLVING MOVING VEHICLES
CONTACT WITH MOVING MACHINERY
OTHERS

MOST OF 2017 FATALITIES OCCURRED OFF-SITE AND WERE RELATED TO ROAD TRAFFIC.

17 / LEADING OUR INDUSTRY'S DIGITAL TRANSFORMATION

CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW | OUR STRATEGY | GOVERNANCE | PERFORMANCE IN DETAIL | ABOUT THIS REPORT

2.1 Value people as our main competitive advantage

+4,800
LINE MANAGERS TRAINED THROUGH H&S ACADEMY 'FOUNDATIONS' MODULE IN 2017.



Zero4Life

supervisors and to ensure that H&S is our top priority across our organization—from our production plants to our corporate offices.

The program was launched in 2016 with the Foundation module, which prepares our line managers to lead by example and play a fundamental role in ensuring safety throughout our operations. In 2017, we trained over 4,800 line managers through this first module.

During 2017, we continued the journey of the H&S Academy with the launch of Module 2, which enables our line managers to utilize the 14 tools of our H&S Management System (HSMS) to achieve our Zero4Life goal in their operations.

Already commenced in all five of our regions, the H&S Academy's day-and-a-half second module has been well received, and we have continued to gain very positive feedback.

Additionally, during 2017, we launched a global initiative to provide training to our front-line workers in order to identify hazards, stay out of the "line of fire," and Stop, Think and Act before performing a job. The training was structured to be practical, thought provoking, and delivered by local managers.

H&S Networks: One CEMEX working together

As One CEMEX, we have established interconnected global H&S networks, tracks, and forums to ensure that we work together through a coordinated, consistent, and collaborative approach to reach our companywide goal of zero injuries:

- THE H&S FUNCTIONAL NETWORK, all of our national H&S specialists
- THE GLOBAL H&S COUNCIL, corporate and regional representatives who interact with our extended global H&S networks and Global Networks
- SIX GLOBAL NETWORK H&S TRACKS, senior operational people supported by at least one member of our corporate H&S team
- A GLOBAL HEALTH FORUM OF EXPERTS who work on initiatives to help our employees and contractors lead a healthy lifestyle.

H&S Initiatives Around our Operations

Across our operations, we continue to enhance our healthy practices and reduce our safety risks to strengthen our H&S culture. Throughout our Global Network H&S tracks, during 2017, we implemented diverse initiatives that support our Zero4Life commitment.

Reinforcing Contractor Safety

Our cement operations engage with many contractors, all of which provide valuable services to us. They help to support our operations on a day-to-day basis and throughout major maintenance activity. Whatever their role or scope of work, they must be safe while they are working for us. As part of our approach to recognize their positive performance and behavior, during 2017, we reinforced our requirement for Contractor Recognition, which we have rolled out globally.

With regard to our road transportation activities, our contracted drivers remain a key target audience for us. We have implemented a range of options to help motivate them to operate according to the same H&S standards expected from our own employees. Approaches that we have taken include recognition as a preferred contractor, personal praise, symbolic awards, and trophies at prestigious events. For example, CEMEX in the UK conducted a series of H&S initiatives to manage and improve contractor health and safety, including a two-day workshop focusing on our 12 safety essentials. We also continued to implement our internal minimum vehicle safety standards and action plans, which includes engaging with communities and other collaborators, to protect vulnerable road users at a global level.

Raising Awareness of Mixer Truck Rollovers

A global ready-mix concrete business poses safety challenges, especially those related to road transportation. Therefore, our Ready-Mix Track launched an initiative to combat one type of incident that could occur—mixer truck rollovers. This initiative includes guidance designed to raise awareness among managers and drivers on what actions can cause such incidents. It also includes mandatory requirements for all of our operations to prevent these types of incidents.

18 / LEADING OUR INDUSTRY'S DIGITAL TRANSFORMATION
CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW | OUR STRATEGY | GOVERNANCE | PERFORMANCE IN DETAIL | ABOUT THIS REPORT

2.1 Value people as our main competitive advantage

INTELEX: A STATE-OF-THE-ART TOOL TO HELP ACHIEVE OUR ZERO4LIFE GOAL

As an evolution of our online platform to track H&S incidents, we have implemented a new state-of-the-art tool in partnership with INTELEX, a Canadian company that specializes in H&S applications and tools.

REAL-TIME REPORTING AND ANALYSIS TO ENABLE QUICKER DECISIONS AND EARLY INTERVENTION.



After a comprehensive process involving a multidisciplinary team of experts from IT and H&S, we decided to configure the following four initial modules to meet CEMEX's needs:

- INCIDENT MANAGEMENT (near miss or hazard alerts, incident reporting, investigation, root cause)
- INSPECTIONS
- ACTION PLAN MANAGEMENT (management and tracking of corrective and preventive actions, global and local plans)
- VISIBLE FELT LEADERSHIP.

These modules can be accessed either on the web or through mobile devices such as Android and IOS.

This tool offers many advantages. Importantly, it provides real-time reporting and analysis to enable us to make quicker decisions and to allow for early intervention. Again, this new tool supports our journey to achieve our Zero4Life goal.

A Weekly "First Day Back" Training

In our aggregates operations, we analyzed and identified that, over consecutive weeks, a number of incidents occurred on the first day of the week, so we decided to implement "first day back to work" training. While the content of each training session is decided by our local operations, the concept is to target the most relevant areas of each particular operation in order to proactively remind people of correct procedures and to ensure they know how to adopt them.

Health Awareness

During 2017, we continued to embed and raise the profile of our Global Health Essentials program, with a number of awareness raising materials. Additionally, as a result of targeted teamwork, we designed a health management framework that has helped to enhance our ability to share good practices across our operations. All of our countries have been using these materials to continue emphasizing the importance of occupational and personal health matters. Through these efforts and our overall approach to providing health checks for our employees, we are witnessing many examples of workforce engagement on this very important topic.

For example, to ensure our employees get fit and stay healthy, CEMEX in the USA provides them with important information throughout an annual Health Week. During the week, our nearly 9,000 employees across the country are encouraged to learn the keys to healthy lifestyles. Focusing on certain building blocks of health, this program urges our employees to stay active, eat and drink wisely, prevent stress, quit tobacco, and sleep well.

Embedding Global Safety Standards in Our Paving and Building Solutions

In 2017, we continued to embed several global standards that are targeted at specific areas to prevent common causes of injuries and ill health, including Pedestrians on Urban Sites, Mobile Equipment, and Working at Height. In addition, we developed a set of toolbox talk materials to help site managers provide regular communication and training to our workers.

BUILDING A BETTER WORKPLACE TOGETHER

With more than 40,000 employees around the world, we strive to offer the programs, benefits, and work environment that attract and retain great talent. Our approach to talent management is founded on three pillars:

- EMPLOY THE RIGHT PEOPLE, IN THE RIGHT PLACE, AT THE RIGHT TIME to perform the right job to achieve our strategy
- ENABLE A DIGITAL, HIGH-PERFORMING, AND REWARDING CULTURE to deliver sustainable business value in a safe, ethical workplace
- BUILD, DEVELOP, AND ENABLE OUR WORKFORCE CAPABILITIES to confront challenges and pursue excellence.

Right people, right place, right time

Our people are our competitive advantage and the reason for our success. That is why we hire the best and work hard to develop and support each and every one of them—so that we all grow successfully.

Succession Management

As we constantly transform and expand, one of our main objectives is to develop people with the potential to fill key leadership positions—increasing their experience and capabilities to equip them to succeed in even more challenging roles while strengthening our talent up and down our pipelines. Through this process, we make every effort to improve our employees' commitment to our company by helping them meet their own career development expectations and preparing them for key roles as they face critical challenges in their professional development. Our succession management process enables us to build a talented pool of leaders with the skills and deep understanding of our business fundamentals to continue our pursuit of excellence.

19 / LEADING OUR INDUSTRY'S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW | OUR STRATEGY | GOVERNANCE | PERFORMANCE IN DETAIL | ABOUT THIS REPORT

2.1 Value people as our main competitive advantage

GLOBAL WORKFORCE
(percentage)


BY LEVEL
7
55
38
OPERATIONAL POSITIONS
NON-EXECUTIVE POSITIONS
EXECUTIVE POSITIONS
BY GENDER
14
86
MALE
FEMALE
BY CONTRACT
1
99
FULL-TIME
PART-TIME
BY AGE
18
31
27
24
UNDER 30
31-40
41-50
51 AND OVER
BY SENIORITY
17
31
16
36
LESS THAN 1 YEAR
1-5 YEARS
5-10 YEARS
OVER 10 YEARS

Competitive Compensation
We know that, if our employees have the resources they need to live healthy, fulfilling lives, they will bring their best to the workplace, and our competitive compensation and employee benefit packages are key contributors.

We regularly communicate these benefits to our operations—which span all of our organizational levels—to ensure all of our employees understand the opportunities available to them.

High performing, rewarding culture
We foster a dynamic, high-performance environment, where open dialogue is encouraged and rewarded. In this way, we hear our employees' needs and expectations, ensure they feel engaged, and enable them to meet their career goals through our institutional processes.

Building a Stronger Work Environment
Voices into Actions is a two-year structured global process through which we gather, analyze, and react to our employees' opinions in order to improve not only our engagement, but also other factors that support our company's priorities such as how our people live our values, how enabled they feel, their level of commitment, and their perception of leadership. More than 37,000 employees worldwide were invited to participate in the 2017 edition of our Voices into Actions survey with a participation rate of 82%. During 2018, our people will focus on defining and implementing action plans, providing opportunities to collaborate with others, sharing experiences, and executing ideas to build a stronger CEMEX. These efforts will be mainly focused on employee empowerment through training, recognition and career building advice; enhancing leadership and overall communication; and improvement of work-life balance, among others.

Fostering Positive, Productive Interactions
Open communication keeps everyone on the same page and our priorities on track. In 2017, 78% of our employees with access to our online system to register objectives and performance evaluations received performance feedback and career development advice from their supervisors. Employees without computer access worked with their supervisor directly to conduct evaluations and receive input.



WE STRIVE TO OFFER THE PROGRAMS, BENEFITS, AND WORK ENVIRONMENT THAT ATTRACT AND RETAIN GREAT TALENT.

COMPARATIVE WAGE RATE 2017
CEMEX entry level vs. local minimum wage ratio

Argentina	1.45
Bahamas	1.14
Brazil	1.03
Central	4.94
Colombia	1.00
Croatia	1.59
Czech Republic	1.00
Dominican Republic	1.74
Egypt	1.86
El Salvador	1.54
France	1.00
Germany	1.00
Guatemala	1.24
Haiti	1.00
Jamaica	3.61
Latvia	2.08
Mexico	1.28
Nicaragua	1.23
Panama	1.00
Peru	2.43
Philippines	1.35
Poland	1.05
Puerto Rico	1.58
Spain	1.26
Trinidad and Tobago	3.27
UK	1.03
USA	1.46
CEMEX overall ratio	1.44

20 / LEADING OUR INDUSTRY'S DIGITAL TRANSFORMATION
CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 2.1 Value people as our main competitive advantage Evolving Career Building, Talent Management RFIJ_F_XNLSNÜªHFSY_NRUFHY_TS_YMJ_TWLFSN_FYNTS_FSI_ Our evolving approach to talent management works encompasses two main themes: the leaders’ own YT_JSXZWJ_F_RTWJ_JKÜªHNJSY_FSI_RTWJ_HTSSJHYJI_YFQJSY_ personal course and their role in CEMEX’s course. H^HQJ__TKKJWNSL_HQJFWJW_GJSJÜªYX_FSI_TZYHTRJX_KTW_TZW_ Along with deep introspection, leaders must develop employees’ career development. Through our inte- XUJHNÜªH_XPNQQX_YT_RFSFLJ_YMJ_YJSXNTS_GJY¥JJS_HFUNYFQ-grated performance, talent review, and succession izing on what is known and certain to maximize value planning processes, we enable superior career deci- for our business today and exploring opportunities to sions and professional growth. As a result, we help our create new sources of value for our company in the employees and supervisors to set and align team goals future. With this approach, ENVISION is divided into with our company’s business objectives. We ensure YMWJJ_UFWYXÑŸ1*&5__&8(*3)__FSI_8:22.9ÑŸ¥MJWJ_ that all of our employees’ and managers’ behavior is participants engage in topics focusing on leadership, aligned with our core values. Additionally, we identify innovation, and disruption to tackle challenges that areas of opportunity and development while delivering our organization is currently facing. During 2018, we meaningful reviews that reinforce employee engage- expect to launch the second generation of ENVISION ment and retention. with a cohort of 15 global leaders. i IGNITE, our new leadership program that we will Capabilities to confront challenges, pursue excellence launch in 2018, replaces ACHIEVE and adapts to new We craft career experiences for our employees to ¥F^X_TK_¥TWPNSL_NS_YMNX_INLNYFQ_JWF__.,3.9*_NX_XUJHNÜª— IJ[JQTU_YMJNW_NSSJW_ÜªWJ_KTW_(*2*=ÑŸJXUTZXNSL_TZW_ cally targeted to top-tier managers and newly ap-values and living by our mission and vision. Our success stems from our employees’ hard work and dedi- UTNSYJI_INWJHYTWX__(TRUWNXJI_TK_Y¥T_HTWSJWXYTSJXÑŸ cation, so we are committed to providing them with the HZXYTRJW_HJSYWNHNY^_FSI_QJFIJWXMNU_HFUFGNQNY^ÑŸNY_NX_ designed to provide new opportunities to learn and best professional experience. Our work is challenging, practice leadership skills on real work projects and to invigorating, and rewarding. Accordingly, we want our foster peer relationships globally. In 2018, we expect US$21.5 MILLION INVESTED IN UJTUQJ_YT_XYF^_HTSSJHYJIÑŸFQNLSJI_¥NYM_TZW_LTFQXÑŸFSI_ to select 50 to 60 high-potential leaders from across to never stop learning. TRAINING AND DEVELOPMENT, all of our regions and business units. INCLUDING US$1.1 MILLION IN Continuing Education and Development i LEADER-TO-LEADER is a unique initiative that con-SCHOLARSHIPS FOR MASTER’S <J_MF[J_XJJS_ÜªWXYMFSI_YMFY_JRUQT^JJX_¥MT_FWJ_ nects current and future CEMEX leaders. Mentors from DEGREES. supported by their company are inspired to excel. this program work with employees throughout the year Through ongoing training and development oppor- and participate in IGNITE activities to offer support. +1,000 TRAINING COURSES OFFERED. tunities, we teach them new skills and deepen their +320,000 HOURS IN ONLINE AND expertise in several critical areas, including H&S, Building Institutional Capabilities INSTRUCTOR-LED TRAINING. customer-centric capabilities, environmental conser- Our institutional academies are the vehicle through vation and awareness, leadership development, and which we develop our company’s strategic capabilities. stakeholder engagement. They are designed to work together to drive CEMEX UWNTWNYNJX_FSI_MJQU_XMFUJ_TZW_Ñ¦4SJ_(*2*=Ñ§_(ZQYZWJ__ Developing Effective Leaders With regard to our H&S Academy, following the launch of It takes sound, strong direction to propel a company our size forward and to ensure we meet our custom- YMJ_ÜªWXY_RTIZQJ_NS_______¥J_WJFHMJI_T[JW_______JRUQT^-ees during 2017. We also launched the second module, ers’ needs. That’s why we invest in development pro-designed for our line managers to better understand and grams for leaders at different levels. effectively use each of the elements of our Health and i Launched in 2016, ENVISION is a highly immersive Safety Management System. In 2017, we reached over program that recognizes leaders who have already 500 line managers with this second module. 21 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW | OUR STRATEGY | GOVERNANCE | PERFORMANCE IN DETAIL | ABOUT THIS REPORT

2.1 Value people as our main competitive advantage

In 2017 we also implemented our Supply Chain Academy Foundations, a two-day experience with games and business cases that promote a highly integrated and globally consistent approach to the supply chain across our company. This module was released for our Mexico, South, Central America and the Caribbean, Asia, Middle East and Africa, and Europe regions.

In our Commercial Academy, we implemented "What to Do" and value-before-volume modules reaching approximately 2,000 employees worldwide. We also developed a new Foundations module to incorporate the evolution of our thoughts on digital innovation and customer centricity. We will deploy this module in 2018.

Moreover, as part of our new Culture & Values Academy, we are designing an onboarding experience for launch in 2018.

During 2017, our academies delivered approximately 430 training sessions in all five CEMEX regions, reaching around 8,500 employees. Additionally, 25 Train-The-Trainer sessions developed 242 internal instructors, who are key to our sustainable "Leaders-As-Teachers" model.

CEMEX University: Embedding a Growth Mindset

In 2017, we began to integrate our current institutional Academies —Commercial, Health & Safety, Supply Chain, and Culture & Values— under the concept of CEMEX University. CEMEX University aims to become our company's trusted learning advisor with a vision of developing a digital continuous learning ecosystem for our employees and acting as a high impact catalyst for our transformation.

CEMEX University works hand-in-hand with our Global Networks and our Regional Presidents as executive sponsors to respond to our multi-region, multi-business learning needs, supporting our employees by providing the concepts, practices and tools needed to implement our strategy. CEMEX University favors a blended learning approach that leverages traditional in-person training with new best-in-class digital learning platforms.

With CEMEX University, our intent is to embed a growth mindset throughout our organization and fulfill our employees' potential.

CEMEX | UNIVERSITY

ACADEMIES' COVERAGE BY REGION

(people trained)


CENTRAL
17
173
447
MEXICO
418
1,023
133
64
USA
443
1,052
49
SOUTH, CENTRAL AMERICA, AND THE CARIBBEAN
211
1,173
284
34
EUROPE
724
795
30
485
ASIA, MIDDLE EAST, AND AFRICA
292
560
58
28
COMMERCIAL ACADEMY
HEALTH & SAFETY ACADEMY
SUPPLY CHAIN ACADEMY
CULTURE & VALUES ACADEMY



OUR INSTITUTIONAL ACADEMIES ARE DESIGNED TO DRIVE CEMEX PRIORITIES AND HELP SHAPE OUR "ONE CEMEX" CULTURE.

INTERNAL INSTRUCTORS TRAINED

(percentage)


24
29
47
242
INTERNAL INSTRUCTORS TRAINED
COMMERCIAL ACADEMY
SUPPLY CHAIN ACADEMY
HEALTH & SAFETY

TRAINED AUDIENCE **8,493**

TRAINING HOURS **113,556**

TOTAL SESSIONS **433**

AVG. HOURS/PARTICIPANT **13**

MODULES **7**

COUNTRIES **26**

COMMERCIAL ACADEMY MODULES	What to do: 841 Value-before-Volume for Ready-mix: 1,247 Foundations: 17
HEALTH & SAFETY MODULES	Module 1: 4,290 Module 2: 486 Culture and Values: 1,107
SUPPLY CHAIN MODULES	Foundations: 505

22 / LEADING OUR INDUSTRY'S DIGITAL TRANSFORMATION
CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW | OUR STRATEGY | GOVERNANCE | PERFORMANCE IN DETAIL | ABOUT THIS REPORT

2.2 Help our customers succeed

We continually strive to build a better future for our customers and all of our stakeholders. We place our customers at the center of everything we do—delivering a superior customer experience driven by a bold digital transformation.

DELIVERING A SUPERIOR CUSTOMER EXPERIENCE

Today, our operating environment and our customers' expectations are changing rapidly and dramatically. Consequently, we are embarking on a bold path of transformation to enable us to meet those expectations. We have set two goals: deliver a superior customer experience, and develop new business models driven by digital technology.

To achieve these goals, we have been working on different fronts and undertaken different initiatives. Our Customer Centricity Global Network has implemented initiatives to place our customer at the center of everything we do. Additionally, through the creation of CEMEX Ventures, we are developing new sources of revenue by developing ideas that will revolutionize our industry through the use of technology. Among these efforts, CEMEX Go is at the center of our transformation.

Fostering customer centricity

Our focus on customers is one of our company's core values. With this value in mind, we want our customers to view us as reliable, easy to work with, innovative, expert and professional; in short, an excellent partner that enables our customers to succeed.

We are putting our customers at the center of every action we take and every decision we make. We have organized our company and redesigned our processes to ensure that we create the best possible experience for them. Over the past two years, we have invested significantly in our Customer Centricity Global Network. Focus on customers is a core organizational value and priority built on a comprehensive understanding of:

WHO are our customers

WHAT is important to them

HOW we can best serve their needs

Already, our customer centricity initiatives focused on pricing policies, sales management, customer segmentation, and the value proposition we offer to our customers, are integrated into our ongoing operations. While we still have work to do, we have made tremendous progress in these areas.

As part of our customer centricity intiatives, we are committed to understand how our customers perceive us from the beginning to the end of their customer journey. This gives us the information we need to transform these interactions and modify internal policies to better enable us to achieve a superior customer experience.



WE WANT OUR CUSTOMERS TO VIEW US AS RELIABLE, EASY TO WORK WITH, INNOVATIVE, EXPERT AND PROFESSIONAL; IN SHORT, AN EXCELLENT PARTNER THAT ENABLES OUR CUSTOMERS TO SUCCEED.

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2.2 Help our customers succeed

PROVIDING MORE THAN BUILDING PRODUCTS TO MEXICO'S NEW INTERNATIONAL AIRPORT

Given the immense scale of Mexico City's New International Airport, one of the biggest challenges is to organize the supply chain efficiently. The raw materials required to produce the concrete for this project will come from different sources and will be transported in trucks, trains, and ships; all of which are part of the logistics solution that we offer our customers. Additionally, we are installing several concrete plants on the airport construction site to guarantee continuous supply throughout the project.



WE ARE DEVOTED TO ENSURING THAT DOING BUSINESS WITH US IS EASY AND DELIGHTFUL.

Transforming our business: Creating a superior customer experience everywhere, every time

Ultimately, we want to surpass our customers' expectations. By listening to their needs, comprehending their challenges, and appreciating what success means to them, we are devoted to ensuring that doing business with us is easy and delightful.

By virtue of our Commercial Academy and related initiatives, we are reinforcing focus on customers as a core organizational value and priority that meets both our customers' and our company's need for growth and profitability. To date, we have delivered approximately 5,700 training sessions to our company's professionals through our Commercial Academy, reaching 2,000 employees worldwide over the course of 2017.

Additionally, we enjoy a solid, wide reach in the markets where we operate, with the facilities and logistical capabilities to serve our customers accurately, consistently, and rapidly.

Moreover, we are strategically expanding our manufacturing and distribution capabilities to serve our customers' and communities' increasing demand for high-quality public infrastructure, commercial buildings, and housing projects more efficiently, effectively, and reliably. For example, in 2017, we successfully acquired and consolidated a majority stake in Trinidad Cement Limited (TCL). As one of the leading producers and distributors of cement and ready-mix concrete products in the Caribbean, TCL significantly bolsters our regional operations and trading network—enabling us to deliver a superior experience for our new and existing customers in the area.

We also deliver on our promises to ensure our customers' satisfaction. On top of our many day-to-day personal interactions, we gain valuable insights by carefully listening to our customers through interviews, commercial events, service centers, help lines, and other feedback channels.



IGNITING A DIGITAL TRANSFORMATION

Beyond changing the way we behave internally, we are leveraging on digital technologies to transform our customer's experience with CEMEX.

We are embracing digital technologies to both streamline and simplify the way our customers engage with us and enhance how we operate. To this end, we launched a digital transformation strategy during 2016.

Specifically, in November 2016, we announced a partnership with IBM and Neoris to develop digital solutions to help us transform how we interact with customers all along the customer journey. Following the initial deployment, we are continuously updating and adding capabilities to continually improve the functionality and stay ahead of our customers' expectations.

Over the past few years, we developed and implemented several digital solutions that are being used by our customers. What we learned from our experiences with past solutions is influencing the methodology we are using today to achieve a superior customer experience, everywhere, every time, enabled by digital technologies.

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2.2 Help our customers succeed

CEMEX GO

A SUPERIOR CUSTOMER EXPERIENCE ENABLED BY DIGITAL TECHNOLOGIES

We are transforming the global building materials industry with the launch of CEMEX Go, a first-of-its-kind, fully digital customer integration platform. Combining our industry leadership with cutting-edge digital innovation, CEMEX Go is a multi-device offering that provides a seamless experience for order placement; live tracking of shipments; and managing invoices and payments for our main products. CEMEX Go delivers real-time, detailed information that customers need to get more done in less time, enabling them to enjoy more control over their businesses.

Evidence of our customer-centric mindset and relentless focus on continuous innovation and improvement, CEMEX Go creates a superior experience for our customers than any provided in the past—offering the only platform of its kind in our industry. CEMEX Go moves us closer to our customers by providing more transparency and enhanced efficiency, all of which will enable greater productivity and open up new growth opportunities for our customers and our company. CEMEX Go places the power to succeed in today's fast-paced and dynamic market in the hands of our customers.

Launched as a fully digital suite of services, CEMEX Go is helping customers get more done in less time by simplifying and streamlining their interactions with CEMEX, reducing customers' administrative burden, and giving them more time to focus on more strategic business matters. Through this platform, customers are able to work anytime and anywhere using multiple devices. With CEMEX Go, customers can review their transaction history, track their shipments real-time via GPS, receive instant notifications of their order status, make adjustments to their orders, and gain full visibility and transparency of all of the information they need to better manage their business. In short, CEMEX Go is enabling customers to do in minutes what historically has taken them hours, all just one click away.

During 2017, we started the rollout of CEMEX Go in the United States and Mexico. Its deployment across the rest of our geographies is taking place over the course of 2018—changing the way CEMEX does business around the world.

CEMEX Go is a major milestone in our digital transformation to achieve a superior customer experience. As with the launch of any new technology, its features and capabilities will evolve over time. It will include other functionalities to address the needs of each specific segment, like the Construrama Online Store, which will allow our distribution network to serve their customers through a digital channel.



1 AVAILABLE FOR ALL OF OUR PRODUCTS
Including bagged and bulk cement, ready-mix concrete, aggregates, and multi-products.

2 OFFERED IN ALL OF OUR MARKETS
Its global deployment is taking place over the course of 2018.

3 ACCESSIBLE TROUGH ALL DEVICES
Offers a comprehensive, integrated solution compatible with smartphones, smartwatches, tablets and computers for both, iOS and Android.

4 COVERS THE WHOLE CUSTOMER JOURNEY
Provides our customers with a fully digital purchasing experience; from placing orders to making payments.



LAUNCHED AS A FULLY DIGITAL SUITE OF SERVICES, CEMEX GO WILL HELP CUSTOMERS GET MORE DONE IN LESS TIME BY SIMPLIFYING AND STREAMLINING THEIR INTERACTIONS WITH CEMEX.

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2.2 Help our customers succeed

DELIVERING SUPERIOR PERFORMING BUILDING PRODUCTS, SOLUTIONS, AND SERVICES

When our customers succeed, we succeed. Accordingly, our core strategic goal is to become the most customer-oriented company in our industry—serving as our clients' best option. We are moving forward from a product-selling company to a comprehensive solutions provider.

Ultimately, we aim to create solid relationships with our customers by establishing the foundations for long-lasting partnerships. We leverage our leading-edge innovation and agility to develop superior building products and solutions that perform at the highest standards across all applications. As the only global building materials company with its own concrete admixtures business, we are able to design and develop novel, tailor-made concrete technologies with our proprietary chemicals. Moreover, our experts in fields such as geology, chemistry, materials science, and various other engineering disciplines work alongside behavioral scientists, cultural anthropologists, and commercial strategists to anticipate and understand society's trends to create innovative, sustainable construction solutions that satisfy our customers' current and future needs, while truly challenging the current state of the art. Among other benefits, our superior concrete solutions help improve land use, increase water and energy efficiency, mitigate noise pollution, and lower buildings' carbon footprint.

Led by Global R&D in Switzerland, our team of experts works in close collaboration with our customers to offer them unique, integrated, cost-effective solutions that fulfill their specific performance requirements, including a growing portfolio of value-added brands. To be able to provide the same offering in all of our operations, our salesforce is continually informed and trained on value-added brands, with material shared by Global R&D through our internal Global Networks. Another initiative is to begin integrating Building Information Modeling (BIM) technology into our interaction with customers, providing them an overview of their projects and how our products can be incorporated.

Following its Intellectual Property Strategy, technologies developed by Global R&D are protected by more than 50 international patent families, covering new cements, cementitious materials, concrete mix designs, admixtures formulations, and construction systems—offering unique exclusive solutions to our customers.

CEMEX GLOBAL VALUE-ADDED READY-MIX PRODUCTS

Promptis
Rapid hardening concrete that allows for at least 90 minutes workability.

Insularis
Fire-resistant concrete solution for thermal and acoustic insulation.

Resilia
Fiber-reinforced concrete with hyper strength and ductility.

Hidratium
Self-curing concrete that reduces the need of water and external chemicals during the curing process.

Pervia
Structural pervious concrete that can manage water permeation to offer drainage solutions for pavements.

evolution
A highly flowable concrete that can spread into place under its own weight to achieve excellent consolidation without vibration.

CEMEX ROCKS WITH NEW neogem BRAND AGGREGATES

Together with members of our Aggregates Global Network, CEMEX Global R&D supported the design, creation, and launch of our new value-added aggregates brand: neogem. These products are specialized high-quality aggregates, whose intrinsic properties meet the essential needs of five market sectors—Agricultural, Environmental, Industrial, Landscaping, and Sports. neogem covers an extensive range of premium minerals that can add value to our customers' projects through particular functional or aesthetic features. neogem products are innovative, carefully selected, and tailor-made solutions that go beyond commonly known building materials.

neogem







SPECIALIZED HIGH-QUALITY AGGREGATES FOR FIVE MARKET SECTORS: AGRICULTURAL, ENVIRONMENTAL, INDUSTRIAL, LANDSCAPING, AND SPORTS.

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2.2 Help our customers succeed

GREEN BUILDING SERVICES

- Green building certifications (LEED, BREEAM, Net Zero, etc.)
- Energy-efficient engineering
- ecooperating™ building certification and product seal
- Sustainable materials and solutions development
- Urban development consultancy
- Bioclimatic architecture

DEVELOPING EFFICIENT BUILDINGS, RESILIENT INFRASTRUCTURE, AND AFFORDABLE HOUSING

Green building solutions

At CEMEX, we believe in leading by example. With this in mind, we established a Green Building Management and Certification Policy > to mitigate potential environmental impacts associated with the design, construction, and operation of our buildings. The policy provides that the planning, design, construction, management, renovation, and demolition activities of all company-owned and leased facilities are carried out in a sustainable way.

Consistent with this commitment, our corporate offices in Spain, the Philippines, and the Czech Republic earned our ecooperating PLUS certification in 2017. These sites comply with key characteristics, including:

- Tobacco smoke control policy
- Health and safety programs
- Natural daylight and exterior views
- Solid waste management and recycling program
- Energy efficient lighting systems
- Water reduction fixtures
- Bicycle storage facilities and shower rooms

GREEN BUILDING CERTIFICATION SERVICE – PROJECTS PORTFOLIO

PROJECT	LOCATION	TYPE	CONSTRUCTION AREA	CERTIFICATION TARGET	STATUS
ICA Reserva Escondida	Mexico City, Mexico	Residential	22,584 m^2	LEED Certified	Completed
SEMARNAT 223	Mexico City, Mexico	Offices	32,000 m^2	LEED Certified	Completed
Esfera City Center	Monterrey, Mexico	Commercial	276,925 m^2	LEED Silver	Completed
Torre Cosmopolitan	Tijuana, Mexico	Residential	13,950 m^2	LEED Platinum ecooperating PLUS	Completed
Lucena	San Pedro Garza Garcia, Mexico	Residential	14,000 m^2	ecooperating PLUS	Completed
Casas Sorteo Tec 199, 201 and 202	San Pedro Garza Garcia, Mexico	Residential	2,267 m^2	ecooperating	Completed
Casas Sorteo Tec 200 and 203	San Pedro Garza Garcia, Mexico	Residential	1,302 m^2	ecooperating PLUS	Completed
CEMEX Corporate Offices	Makati City, Philippines	Offices	—	ecooperating PLUS	Completed
CEMEX Corporate Offices	Madrid, Spain	Offices	—	ecooperating PLUS	Completed
CEMEX Corporate Offices	Prague, Czech Republic	Offices	—	ecooperating PLUS	Completed
CEMEX Corporate Offices	Houston, USA	Offices	—	LEED Silver	Ongoing
OUM Wellness Center	San Pedro Garza Garcia, Mexico	Commercial	5,000 m^2	Net Zero Energy Building	Ongoing

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2.2 Help our customers succeed

Moreover, we work collaboratively across the construction value chain to optimize results and maximize profits, partnering with national and international experts to complement our skills and provide a complete array of specialized services in sustainable construction.

During the year, we provided products and solutions to more than 1,000 projects that attained a green building certification, representing close to 8.7 million m² of construction space.

Sustainable, durable infrastructure development

Around the globe, the need for resilient infrastructure to support growing urban populations is critical, especially as climate change creates more extreme weather. As such, CEMEX supports the development of durable infrastructure with quality products, construction practices, and maintenance that have minimal environmental impact.

In 2017, CEMEX enabled the installation of close to 8.8 million m² of concrete pavement by supporting the construction of nearly 430 infrastructure projects around our operations.

CEMEX contributes to one of Poland's main expressways

In Poland, we are collaborating on the construction of the S7 Expressway, one of the key infrastructure highway projects currently under development in the country. This major cross-country expressway connects the Baltic Coast to cities such as Warsaw, Krakow, and the Slovakian border region. We installed two mobile concrete plants on site to better meet the needs of this comprehensive project. With an average daily production of approximately 1,500 m³, these plants will allow CEMEX to supply over 400,000 m³ of concrete.

We also utilized several technologies to meet the needs of this massive project: Sliding technology to move the pre-finished structure of the bridge from the bridgehead to further supports; and overhang technology, which consists of independent concreting of segments on both sides of the cantilevered section of the bridge. Additionally, high architectural concrete technology was used to shape the concrete elements of all exposed surfaces of this important highway.

CEMEX participates in Mexico's first underwater tunnel

We contributed to the construction of the Coatzacoalcos Underwater Tunnel in Veracruz, Mexico. The dimensions of this complex project required us to design and deliver special concretes to build the different structures that shaped the tunnel and its points of access. Because the construction unfolded under water, we worked closely with the client to design the concrete mix used in the tunnel to meet international durability standards. Specifically, we supplied 48,000 m³ of special products—from concrete for the different structural elements to the design and placement of concrete pavement inside the tunnel and the toll area.

CEMEX supplies self-compacting concrete for medical clinic in France

The La Croix du Sud Clinic in Toulouse, France, is one of the largest construction projects currently under development in the region. To meet its requirements, we supplied over 20,000 m³ of concrete, including a specially formulated self-compacting mix. In addition to 3,000 m² of parking lots, the new health clinic complex is comprised of seven floors in a 33,000-m² area. We developed a special mix of highly fluid concrete for the 14-meter high walls of the parking space, where concrete joints were avoided for aesthetic purposes. To ensure the bases of the formworks did not break during pouring, sensors with set maximum pressure limits were placed at different heights, and funnels were used to ease control of pouring flows.

CEMEX delivers special solutions for major German motorways

We supplied several special solutions—including water-permeable and air-entrained concrete—for the rehabilitation of sections of Germany's A1 and A2 Motorways. For the renovation of approximately 6 kilometers of the A1 Motorway, we delivered almost 1,000 m³ of our special Pervia® concrete mix, enabling the construction of a water-permeable concrete layer under this highway's new concrete pavement. Together

EPD DECLARATION

CEMEX OBTAINS ENVIRONMENTAL PRODUCT DECLARATIONS FOR 80 TYPES OF CONCRETE

CEMEX earned the National Ready Mixed Concrete Association's certification of 80 Environmental Product Declarations (EPDs) from four of its ready-mix concrete operations in Mexico, the U.S., and Panama. This certification reaffirms CEMEX's commitment to sustainable development, while reinforcing its vision to build a better future for all of its stakeholders.

An EPD is a voluntary declaration that provides quantitative information on the environmental impact of a product using a life cycle assessment (LCA) methodology, verified by an independent third party. It also serves as a mechanism to score points on green building certifications such as LEED.

EPDs are designed to meet the world market demand for scientifically based, transparent, and reliable information, enabling organizations to communicate their products' environmental performance in a credible and understandable way.

For more information about EPDs, please visit the NRMCA EPD Program website >


cemex

WE CONTRIBUTED TO THE CONSTRUCTION OF THE COATZACOALCOS UNDERWATER TUNNEL IN VERACRUZ, MEXICO.

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2.2 Help our customers succeed

DESIGN AWARD

CEMEX'S RHIZOLITH ISLAND PROJECT WINS RENOWNED DESIGN AWARD

The internationally renowned German Design Council granted our Rhizolith Island project the 2018 German Design Award in the Excellent Communication Design and Urban Space and Infrastructure categories. Additionally, we earned a Merit Award at the American Institute of Architects New York Chapter 2017 Design Awards.

Envisioned by CEMEX Global R&D in collaboration with APTUM Architecture and Syracuse University, Rhizolith Island is a floating, resilient coastal infrastructure that revitalizes depleted mangrove forests along vulnerable shorelines subject to coastal erosion. It consists of a modular platform that uses advanced CEMEX high-strength, lightweight, permeable, and high-ductility concrete technologies to strengthen the ecological performance of the island as a breakwater.

For more information on this collaboration, please visit our website. >



RHIZOLITH ISLAND IS A FLOATING, RESILIENT COASTAL INFRASTRUCTURE THAT REVITALIZES DEPLETED MANGROVE FORESTS.

with a supply partner, we also delivered over 4,000 m² of air-entrained concrete to replace sections of the A1 motorway's pavement. For one of the busiest sections of the A2 motorway, we supplied almost 12,000 tons of cement for road paving through a mobile mixing plant located near the construction site. Thanks to our extensive portfolio of high-quality building solutions, we were able to improve connectivity between the communities in which we operate.

Efficient, affordable housing

City planners are constantly challenged to provide ways to efficiently and affordably house rapidly growing urban populations. With this in mind, we support the social and economic development of communities around the globe. Providing expertise in building efficient homes with tailor-made and adaptable systems, we are delivering housing for all socioeconomic markets.

We integrate design, products, and wall systems into housing solutions that are flexible and replicable:

- INDUSTRIALIZED HOUSING: Fast, efficient, and large-scale housing construction
- DISASTER RELIEF HOUSING: The best response for reconstruction after natural disasters
- ENERGY-EFFICIENT HOUSING: Most competitive solution for high-performance buildings
- AFFORDABLE HOUSING: The lowest possible cost without giving up quality
- VERTICAL HOUSING: Fast and efficient construction for high-rise and mid-rise residential

Our expertise with tailor-made, adaptable systems contributed to the construction of more than 9,500 affordable housing units in 2017, representing approximately 928,000 m² of livable space.

Enabling access to affordable and decent housing in the Dominican Republic

As part of the public-private partnership for the development of Juan Bosch City in the Dominican Republic, in 2017, we collaborated on three affordable housing projects located in Santo Domingo. These projects included Residencial Río Verde, Residencial La Marquesa XII, and Residencial Las Flores—a total of more than 1,000 units equal to almost 78,000 m² of livable space.

Through this partnership, we enable access to decent low-cost housing for many families. We also provide necessary services, given the planned construction of schools, recreational parks, hospitals, police and fire stations, and shopping centers, among other amenities.

Expanding opportunities for underprivileged Colombian families

We continued our participation in the Colombian Government's "Social Interest Housing for Savers" (VIPA) program. VIPA allows families to purchase their own home without spending more than 30% of their income on credit fees, thereby enabling households whose members do not earn more than minimum wage to realize their dreams of home ownership. As part of this program, in 2017, we collaborated on 13 different affordable housing projects in the departments of Cesar, Quindío, Risaralda, and Norte de Santander, totaling more than 5,300 units equal to 240,000 m² of construction. Notably, these projects utilized our industrialized housing system, along with our superior sustainable Hidratium concrete solution.

Fostering affordable, sustainable housing in Mexico

Alika Residencial is the first sustainable residential complex built in Veracruz, Mexico. Applying value-added engineering to reduce costs and utilize available resources more efficiently, we employed our cast-in-place housing solution: a system that uses formwork molds for the construction of walls and slabs to enable fast and efficient project completion. The overall project involved the construction of 2,400 housing units with a total livable space of over 480,000 m². The project will also allocate approximately 40% of the complex to recreational parks, common areas, and gardens, including a children's playground, a bicycle path, a small lake, and a plant nursery.

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2.2 Help our customers succeed

CULTIVATING BETTER, CLOSER PERSONAL RELATIONSHIPS WITH OUR CUSTOMERS

Our success is directly dependent upon the success of our stakeholders—including our customers, suppliers, and employees—across our entire value chain. Hence, we invest considerable time and effort into building strong, personal partnerships. Consistent with this commitment, we build transparent, open relationships that generate trust across every business in which we engage.

Stakeholder collaboration: Building lasting relationships

Architects constitute an influential group of customers, who inspire and constantly challenge the possibilities of our cutting-edge building materials. Accordingly, we continually foster collaborative relationships with this important constituency, from academic outreach to our annual CEMEX Building Award.

For a second consecutive year, we collaborated with the International University of Catalonia and Pich-Aguilera Architects in the Climate Concrete Workshop, where students evaluate novel approaches to envelope design that address buildings' comfort requirements and performance. The result of last year's workshop was a façade that helps reduce a building's energy consumption by decreasing the temperature of the air that flows externally. This façade will help decrease the energy consumption in the first Net Zero building in Latin America.

Throughout the year, we collaborated with universities and architecture firms to identify and explore new ways in which we can use concrete to continue building a better society and creating a symbiotic relationship with nature. Our collaborative relationships included students from the University of Pennsylvania, Syracuse University, the University of Turin, the California College of the Arts, and the European Architectural Students Assembly (EASA).

CEMEX Building Award: Honoring the best of the best

Through our annual CEMEX Building Award, one of the most renowned competitions in the construction field, we not only honor engineers, architects, and other building professionals, but also encourage creativity in the application of new concrete technology to improve our communities. The CEMEX Building Award recognizes the best projects in Mexico and the rest of the world in five categories and with four special prizes.

For the XXVI Edition, a total of 545 projects competed in the national awards, while 70 projects from 17 different countries competed in the international awards.

CEMEX BUILDING AWARDS WINNERS



Category: Residential Housing
Concretus House. Alicante, Spain



Category: Affordable Housing
Norte Club. Bucaramanga, Colombia



Category: Building
Torre Reforma. Mexico City, Mexico



Category: Collective Space
Archeopark Pavlov. Pavlov, Czech Republic



Category: Infrastructure
Tunnel Under the Dead Vistula River. Gdansk, Poland



Special Prize: Universal Accessibility
Torre Reforma. Mexico City, Mexico



Special Prize: Sustainable Building
Golden 1 Center. Sacramento, United States



Special Prize: Construction Innovation
Oaxaca's Historical Archive Building. Santa Lucia del Camino, Mexico



Special Prize: Social Value
Vitrolles 13 Media Centre. Vitrolles, France

VISIT WWW.CEMEX.COM FOR A FULL LIST OF PROJECTS HONORED DURING THE XXVI BUILDING AWARDS >

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2.3 Pursue markets that offer long-term profitability

CEMEX does business in markets where we can add value for our employees, our customers, and our shareholders. We will focus on those markets that offer long-term profitability.

Our geographically diverse portfolio of assets provides us with the opportunity for significant value creation through profitable organic growth over the medium to long term.

Consequently, we are selective and strategic about where we do business. We will not chase growth simply for the sake of growth. We also will continue to optimize our portfolio so that we are in the businesses and markets where we can generate significant returns.

Leveraging our global presence and extensive operations worldwide, we will continue to focus on what we do best: our core cement, aggregates, ready-mix concrete, and related businesses. By managing our core operations as one vertically integrated business, we not only capture a greater portion of the cement value chain, but also get closer to our customers by offering comprehensive building solutions.

Historically, this strategic focus has enabled us to grow our existing businesses, particularly in high-growth markets and with specialized, higher margin products. We will venture beyond our core strengths when it is essential to better market our products and serve our customers.

BUSINESS PORTFOLIO

We are focused on three core businesses within the heavy building materials industry—cement, ready-mix concrete, and aggregates—which have enabled us to develop deep expertise, knowledge, and practices. We also participate selectively in complementary businesses that enable us to become closer to our customers, grow our core business, develop a competitive advantage, and improve our performance.

- EXECUTE GLOBALLY and replicate best practices through our Global Networks.
- FOCUS AND SPECIALIZE ON WHAT WE DO BEST allowing us to develop a profound expertise in manufacturing and marketing our products. This expertise is fundamental to enable CEMEX to deliver value for both current and new markets.
- ATTRACTIVE ORGANIC GROWTH – Our three core businesses are intimately related to economic and infrastructure development, which provides an attractive opportunity to achieve organic growth in many markets.
- VERTICAL INTEGRATION – Cement and aggregates are key materials used to produce ready-mix concrete.

CORE BUSINESSES

CEMENT | AGGREGATES | READY-MIX CONCRETE



WE ARE SELECTIVE AND STRATEGIC ABOUT WHERE WE DO BUSINESS. WE ALSO WILL CONTINUE TO OPTIMIZE OUR PORTFOLIO SO THAT WE ARE IN THE BUSINESSES AND MARKETS WHERE WE CAN GENERATE SIGNIFICANT RETURNS.

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COMPLEMENTARY BUSINESSES

CEMEX participates selectively in complementary businesses, such as the development of alternative and renewable sources of energy, concrete pavement solutions, housing, prefabricated concrete products, admixtures, and more.

Allows us to be closer to our customers and offer comprehensive solutions, which enables us to better understand market gaps and opportunities.

Helps us grow our core markets. Many of the building solutions we offer within markets, such as concrete pavements or commercial products, allow us to increase demand and use of our core products.

Develops a competitive advantage and increases our ability to differentiate our products and solutions.

Improves performance. Certain business segments result from a need to reduce costs or increase our efficiency. For example, we have invested significantly in the use of alternative fuels and renewable power sources.

GEOGRAPHIC STRUCTURE

Our business portfolio is particularly focused on geographies that combine strong fundamentals, ranging from economic growth potential to cement per-capita consumption, population growth, degree of urbanization development, and political stability. Key performance metrics include:

- GROWTH POTENTIAL - Based on five-year growth horizon
- HISTORICAL PER-CAPITA CEMENT CONSUMPTION - An important measure of the potential for growth in construction and cement demand going forward
- POPULATION GROWTH - Indicates need for housing, infrastructure, and economic growth
- DEGREE OF URBAN DEVELOPMENT - Potential for increased population living in urban centers and, therefore, need for housing, commercial, and infrastructure development.



EGYPT'S FIRST CONCRETE HIGHWAY

CEMEX PARTICIPATES SELECTIVELY IN COMPLEMENTARY BUSINESSES SUCH AS CONCRETE PAVEMENT SOLUTIONS.

NEW BUSINESSES ENABLED BY DIGITAL TECHNOLOGIES

During 2017, we launched our open innovation and corporate venture capital unit, CEMEX Ventures, which focuses on engaging startups, entrepreneurs, universities, and other stakeholders expected to shape tomorrow's construction ecosystem by tackling our industry's toughest challenges. Our commitment to innovation offers more proof of our company's drive to bring the global building materials industry into an interconnected business age.

Leveraging our knowledge of the industry, CEMEX Ventures is developing opportunities in key focus areas outside of our company's core business, including urban development, connectivity improvements across the construction value chain, and new construction trends and technologies, while developing new project finance resources. What sets CEMEX Ventures apart is its flexible approach to the attraction and generation of innovative ideas that enables the incorporation of initiatives and projects at any stage of their maturity.

CEMEX Ventures' main role is to look for investment opportunities that go beyond the core business of the company. It also aims to identify and assess emerging technologies to bring CEMEX new ideas and perceptions of the construction ecosystem. To this end, CEMEX Ventures allocates resources to search, incubate, and deploy innovative construction related opportunities and solutions.

In 2017, CEMEX Ventures analyzed more than 2,000 potential businesses, invested in three startups, and developed and engaged in six deep dives with CEMEX employees. Furthermore, CEMEX Ventures held its Open Challenge, its first competition for startups, entrepreneurs, innovators, businesses, and employees that are exploring new opportunities in any of its focus areas. Following its success, CEMEX Ventures is preparing its Construction Startup Competition 2018.

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MEXICO AND THE U.S. MADE HIGHER CONTRIBUTIONS, OFFSETTING THE DECLINE IN OTHER REGIONS WHERE WE OPERATE.



ADMINISTRATION BUILDING AT THE ESCUELA BANCARIA Y COMERCIAL, MEXICO

CONSOLIDATED RESULTS

Following is a review of operational results and the financial condition of the company.

Consolidated net sales increased 2% to US$13.7 billion in 2017. On a like-to-like basis for our ongoing operations and for foreign exchange fluctuations compared with 2016, consolidated net sales increased 3% for the year. The increase on a like-to-like basis was the result of higher prices for our products in local currency terms in Mexico and the U.S., as well as higher cement volumes in our U.S. and Europe regions.

Cost of sales as a percentage of net sales increased 1.5 percentage points, from 64.2% in 2016 to 65.7% in 2017. The increase was mainly driven by higher energy costs.

Operating expenses as a percentage of net sales increased 0.1 percentage points, from 21.6% in 2016 to 21.7% in 2017. The increase was mainly driven by higher distribution expenses.

Operating EBITDA decreased 7% to US$2.6 billion in 2017. On a like-to-like basis, operating EBITDA declined 6% for the year. The decrease on a like-to-like basis was due mainly to lower contributions from our South, Central America and the Caribbean, Europe, and Asia, Middle East and Africa regions, partially offset by higher contributions from Mexico and the U.S.

Operating EBITDA margin decreased 1.8 percentage points, from 20.6% in 2016 to 18.8% in 2017.



GOLDEN ONE CENTER, U.S.A.

We reported a **gain on financial instruments** of US$229 million in 2017, resulting mainly from the gain on the sale of our direct interest in Grupo Cementos de Chihuahua, the re-measurement of our previous ownership interest in TCL of 39.5%, and our equity derivatives related to CEMEX shares.

We reported a **foreign exchange loss** of US$1 million in 2017, resulting mainly from the fluctuation of the Mexican peso versus the U.S. dollar.

We reported **controlling interest net income** of US$806 million in 2017 versus net income of US$750 million in 2016. The higher income primarily reflects lower financial expenses, better results from financial instruments, a positive effect from discontinued operations, and lower income tax, partially offset by lower operating earnings before other expenses, net, a foreign exchange loss, higher non-controlling interest net income, and lower equity in gain of associates.

Total debt plus perpetual notes decreased US$1.7 billion to US$11.3 billion at the end of 2017.

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Financial position: Towards investment grade
One of our main priorities is to reach an investment-grade capital structure as soon as possible. Over the past three years, we have made substantial and sustained progress—marked by the following important financial and operational achievements:

- WE SOLD ASSETS in excess of US$3 billion. We mainly used the proceeds from these asset sales, plus free cash flow generation, to reduce debt. Going forward, we do not anticipate any further material asset divestments for deleveraging purposes.
- WE REDUCED OUR TOTAL DEBT PLUS PERPETUAL NOTES by close to US$5 billion over this period.
- WE REDUCED OUR LEVERAGE RATIO under our main bank-debt agreement from 5.19 times at the end of 2014 to 3.85 times at year-end 2017.
- WE RAISED OUR CONVERSION RATE of EBITDA to free cash flow after maintenance CAPEX from 15% to 50%.
- WE REDUCED OUR WORKING CAPITAL from 19 days on a year-end basis to negative 23 days, representing a reduction in average total working capital investment of approximately US$1.2 billion.
- OUR CONTROLLING INTEREST NET INCOME REACHED US$806 million—the highest in a decade—from a net loss of US$507 million three years ago.
- WE IMPROVED THE OPERATING EFFICIENCY of our cement kilns from 88.9% to 89.3%.

As a result of our progress, we are well on our way to regaining an investment-grade capital structure. Our discipline and consistency in reducing our leverage continues to translate into an improvement in our credit ratings. During 2017, we obtained two credit-rating upgrades from Standard & Poor's, reaching a rating of BB for its global scale. In addition, Fitch Ratings revised the outlook of their current BB-minus rating from stable to positive.

GLOBAL REVIEW OF OPERATIONS

GLOBAL OPERATIONS	MEXICO	UNITED STATES[1]	EUROPE[2]	SOUTH, CENTRAL AMERICA AND THE CARIBBEAN[3]	ASIA, MIDDLE EAST AND AFRICA[4]	OTHER	TOTAL
Net sales	3,095	3,484	3,516	1,883	1,361	332	13,672
Operating earnings before other expenses, net	1,027	276	165	380	161	(285)	1,725
Operating EBITDA	1,145	604	363	471	223	(234)	2,572
Assets[5]	3,599	14,694	5,178	2,359	1,456	1,657	28,994

millions of US dollars as of December 31, 2017

CAPACITY PER REGION	MEXICO	UNITED STATES[1]	EUROPE[2]	SOUTH, CENTRAL AMERICA AND THE CARIBBEAN[3]	ASIA, MIDDLE EAST AND AFRICA[4]	OTHER	TOTAL
Cement production capacity (million tons/year)	29.5	15.2	23.9	13.9	9.9		92.4
Cement plants (controlled)	15	11	17	10	3		56
Cement plants (minority part.)	3	6	1	0	0		10
Ready-mix plants	254	335	718	115	83		1,505
Aggregates quarries	12	64	179	21	9		285
Land distribution centers	81	39	70	37	31		258
Marine terminals	7	7	32	16	5		67

as of December 31, 2017

1. Beginning March 31, 2011, includes the operations of Ready Mix USA LLC. In 2016, Concrete Pipe Business and Northwest Materials Business in the United States are excluded from net sales, operating earnings before other expenses, net, and operating EBITDA.
2. Includes operations in Croatia, Czech Republic, Finland, France, Germany, Latvia, Lithuania, Norway, Poland, the United Kingdom, Spain, and Sweden
3. Includes operations Argentina, Barbados, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Guyana, Jamaica, Nicaragua, Panama, Peru, Puerto Rico, Trinidad and Tobago, as well as other operations in South, Central America and the Caribbean region
4. Includes operations in Egypt, Israel, the Philippines, and the United Arab Emirates. Malaysia, Bangladesh and Thailand are excluded from net sales, operating earnings before other expenses, net, and operating EBITDA.
5. Includes assets in associated participation.

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SALES DISTRIBUTION BY PRODUCT
(percentage)


16
45
39
CEMENT
READY-MIX
AGGREGATES

SALES DISTRIBUTION BY REGION
(percentage)


10
24
14
26
26
MEXICO
UNITED STATES
EUROPE
SOUTH, CENTRAL AMERICA AND THE CARIBBEAN
ASIA, MIDDLE EAST AND AFRICA

US$13,672 MILLION IN NET SALES WITHIN OUR GLOBAL OPERATIONS.

Mexico

In 2017, our Mexican operations' net sales increased 8% year over year to US$3.1 billion, and operating EBITDA improved 10% to US$1.1 billion. Our domestic gray cement, ready-mix concrete, and aggregates volumes declined by 4%, 3%, and 3%, respectively, for the year.



OYAMEL HOUSE, VERACRUZ, MEXICO

During 2017, our cement volumes were supported by increased demand from the private sector, mitigated by lower infrastructure activity. For the year, the industrial-and-commercial sector was supported by construction of shopping malls, hotels, and warehouses, as well as some manufacturing facilities. Solid economic indicators, including job creation and remittances, sustained the self-construction sector. In the formal residential sector, total investment for home acquisitions increased by 9%, and with the introduction of new higher-value-loan products, INFONAVIT mortgage investment recorded double-digit growth for the full year.

United States

Our U.S. operations' net sales increased 3% on a like-to-like basis year over year to US$3.5 billion for 2017. Operating EBITDA increased 9% on a like-to-like basis to US$604 million during the year. Our U.S. operations' domestic gray cement, ready-mix concrete, and aggregates volumes decreased by 6%, 2%, and 3%, respectively, for 2017. Domestic gray cement volumes on a like-to-like basis, excluding volumes related to the cement plants which were sold, increased by 2%. Our ready-mix concrete volumes on a like-to-like basis, excluding the West Texas operations, declined by 1%. Our aggregates volumes, also on a like-to-like basis, remained flat for the year.

The residential sector was the main driver of demand during the year. In this sector, cement-intensive single-family housing starts increased by 8% during the year, supported by low inventories, wage growth, job creation, positive consumer sentiment, and improved lending conditions. In the industrial-and-commercial sector, national contract awards declined by 1% during 2017; however, awards for our four key states rose by 4% for the year.

South, Central America and the Caribbean

In 2017, our net sales for the region increased 9%—a decrease of 5% on a like-to-like basis—to US$1.9 billion. Our operating EBITDA declined 13%—a 22% decline on a like-to-like basis—to US$471 million. As a whole, our regional operations' domestic gray cement and aggregates volumes increased by 13% and 1%, respectively, while our ready-mix concrete volumes decreased by 4% for the year. On a like-to-like basis, including the operations of Trinidad Cement Limited, our domestic gray cement volumes in the region declined by 1% during the year.



C-17 HOUSE, VILLA DEL ROSARIO, COLOMBIA

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Our Colombian operations' domestic gray cement, ready-mix concrete, and aggregates volumes decreased by 6%, 13%, and 17%, respectively, for 2017. During the year, cement consumption was affected by weak demand for industrial-and-commercial projects, as well as for high- and middle-income housing developments.

Europe

Our European operations' net sales increased 5% year over year to US$3.5 billion, and operating EBITDA declined 8% to US$363 million in 2017. For the full year, our domestic gray cement, ready-mix concrete, and aggregates volumes increased by 8%, 4%, and 3%, respectively.

In the United Kingdom, our operations' domestic gray cement, ready-mix concrete, and aggregates volumes declined by 6%, 2%, and 4%, respectively, during the year. Our cement volumes for the full year reflected a high base of comparison due to non-recurring industry sales in the first half of 2016, as well as softening market conditions resulting from political uncertainty. The residential sector was the main driver of demand for the year.

In Spain, our operations' domestic gray cement, ready-mix concrete, and aggregates volumes increased by 28%, 4%, and 25%, respectively, during 2017. Our cement volume growth for the full year reflected favorable construction activity from the residential and industrial-and-commercial sectors. The residential sector benefited from favorable credit and income conditions, job creation, and pent-up housing demand, while the industrial-and-commercial sector was supported by office, tourism, and agricultural projects.



SECOND LOCK CHAMBER OF THE MOSELLE RIVER IN TRIER, GERMANY

In Germany, our operations' domestic gray cement volumes increased by 15% during 2017. Our cement volume growth for the full year reflected our participation in infrastructure projects and strong demand from the residential sector. The infrastructure sector benefited from increased central government spending, while the residential sector continued to benefit from low unemployment and mortgage rates, rising purchasing power, and ongoing immigration.

In Poland, our operations' domestic gray cement volumes increased by 5% for 2017. The residential sector benefited from favorable trends, supported by low interest rates, low unemployment, and government sponsored programs, while infrastructure sector activity accelerated during the fourth quarter of the year.

In France, our operations' domestic ready-mix concrete and aggregates volumes increased by 7% and 10%, respectively, during 2017. Our volume growth for the full year reflected continued construction activity in the residential sector, as well as "Grand Paris"-related projects. The residential sector was supported by low interest rates and government initiatives, including a buy-to-let program and zero-rate loans for first-time buyers.

Asia, Middle East and Africa

In the region, our operations' net sales declined 9% year over year to US$1.4 billion, while operating EBITDA decreased 41% to US$223 million during 2017. As a whole, our regional operations' domestic gray cement volumes decreased by 2%, while our ready-mix concrete and aggregates volumes increased by 7% and 4%, respectively, for the year.



LA CROIX DU SUD CLINIC CONSTRUCTION PROJECT IN TOULOUSE, FRANCE

MOST OF OUR OPERATIONS IN EUROPE REPORTED CEMENT AND READY-MIX VOLUME GROWTH.



CEMENT PLANT IN POLAND

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In the Philippines, our operations' domestic gray cement volumes remained flat for 2017. Cement demand improved during the second half of the year, supported by higher infrastructure activity.

In Egypt, our operations' domestic gray cement volumes decreased by 6% for the year. The volume decline reflected reduced consumer purchasing power resulting from the currency devaluation in November 2016, as well as increased inflation. Government projects related to the Suez Canal tunnels and port platforms in the city of Port Said, as well as the new administrative capital, continued during the year.



ASSIUT BARRAGE AND HYDRO-POWER PLANT, EGYPT

Trading

Our global trading network is one of the largest in the industry. Our trading operations help us to optimize our worldwide production capacity, deliver excess cement to where it is most needed, and explore new markets without the necessity of making immediate capital investments. Our worldwide network of strategically located marine terminals and broad third-party customer base also provide us with the added flexibility to place contracted supplies in an optimal way.

In 2017, we enjoyed trading relationships in 105 countries. Our traded volume totaled more than 11.3 million tons of cementitious and non-cementitious materials, including approximately 9.5 million tons of cement and clinker. We also maintained a sizeable trading position of 1.1 million tons of granulated blast furnace slag, a non-clinker cementitious material, and 0.7 million tons of other products.

Freight rates, which have been extremely volatile in recent years, account for a large share of our total import supply cost. However, we have obtained significant savings by timely contracting maritime transportation and by using our own and chartered fleets—which transported approximately 59% of our traded cement and clinker volume in 2017.

In addition, we provide freight service to third parties when we have spare fleet capacity. This not only provides us with valuable shipping market information, but also generates additional profit for our operations.



11.3 MILLION TONS OF CEMENTITIOUS AND NON-CEMENTITUOS MATERIALS WAS OUR TRADING VOLUME IN 2017.

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GRI 102-40, GRI 102-43, GRI 102-46

2.4 Sustainability is fully embedded in our business

In a world of finite resources, we continually invest and innovate to become an environmentally friendly, sustainable industry leader. As a global company, we develop products and building solutions that foster more sustainable construction practices, while empowering and contributing to the development of our local communities.

OUR SUSTAINABILITY APPROACH

For CEMEX, sustainability starts with our Board of Directors and is then rolled out across our entire organization. Our Sustainability Committee is comprised of four board members reporting directly to the Board of Directors, along with the Audit and the Corporate Practices & Finance Committees. It is supported by our Corporate Sustainability function, which reports to the Vice President of Sustainability and Operations Development, who is a member of our Executive Committee. To ensure sustainability is embedded into our entire business strategy, we have coordinators representing each geographical region where CEMEX operates. In parallel, our Global Sustainability Functional Network works to implement our core sustainability initiatives across all of our countries and business lines.


BOARD OF DIRECTORS
AUDIT COMMITTEE
CORPORATE PRACTICES AND FINANCE COMMITTEE
SUSTAINABILITY COMMITTEE
CEO AND EXECUTIVE COMMITTEE
REGIONAL SUSTAINABILITY COORDINATOR
CORPORATE SUSTAINABILITY
EXTERNAL ADVISORY PANEL
COUNTRY SUSTAINABILITY TEAMS
GLOBAL SUSTAINABILITY FUNCTIONAL NETWORK
Planning
Controllership
Enterprise Risk Management
Legal
Product Development
Health and Safety
Operations and Technology
Investor Relations
Procurement
Commercial
Human Resources
Energy
Public Affairs
Social Responsibility
Communications
Finance

CEMEX's Board-level Sustainability Committee meets quarterly to assess and guide our company's sustainability efforts. It is responsible for:

VERIFYING that sustainable development is embedded in CEMEX's short- and long-term strategy

ASSISTING the Board in its responsibilities to shareholders relating to the policies and practices that support our company's sustainable growth

ENDORSING CEMEX's Sustainability Model, priorities, and core KPIs

ASSESING the effectiveness of our sustainability initiatives and their implementation progress

PROVIDING guidance to our CEO and Executive Committee on key strategic sustainability decisions.

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GRI 102-40, GRI 102-43, GRI 102-46, GRI 102-47, GRI 102-49

2.4 Sustainability is fully embedded in our business

Some discussion topics from the Sustainability Committee's meetings during the year include:

- Health and safety management
- Structure and content of CEMEX Integrated Report
- Sustainability KPI targets and global progress
- CO_2 management strategy and mitigation efforts
- Other air emissions monitoring and control
- Talent management, employee engagement, and diversity programs
- Suppliers Sustainability Program
- Sustainability-related risks agenda
- CEMEX's high-impact social strategy
- Human rights compliance and risk mitigation plan.

CEMEX sustainability material issues

Understanding our key priorities enables us to align our time, resources, and investments accordingly. That's why we recently updated our Materiality Matrix. The process incorporated stakeholder inputs, company insights, sector initiatives, peer reviews, and global trends. This ensured we identified the most important issues for CEMEX and our stakeholders, making it easier to define risks, opportunities, and KPIs and to report and set targets. This analysis helps us to minimize any gaps in our business's strategy by demonstrating the significance of economic, environmental, social, and governance issues.

Conducted in 2016, our last materiality assessment was developed according to the methodology suggested by the Global Reporting Initiative (GRI). For details on the process, please visit our website >.

MATERIALITY MATRIX


STAKEHOLDERS' PERCEPTION
IMPACT ON CEMEX
HIGHEST MATERIALITY
HIGHER MATERIALITY
HIGH MATERIALITY
ECONOMIC
SOCIAL
ENVIRONMENTAL
GOVERNANCE

1. Customer Experience and Satisfaction
2. Health and Safety
3. Product Quality and Innovation
4. Business Ethics and Transparency
5. Employee Engagement and Development
6. Growth in Existing Markets and Countries
7. Return on Capital Employed
8. Environmental and Air Emissions Management
9. Transport and Logistics Optimization
10. Local Community Development
11. Products and Solutions for Sustainable Construction
12. CO_2 Management Strategy
13. Direct Economic Impact on Stakeholders
14. Energy Sourcing, Efficiency and Cost
15. Materials Recycling and Circular Economy
16. Biodiversity Preservation
17. Supplier Management
18. Public Affairs and Stakeholder Engagement
19. Water Management
20. Corporate Governance
21. Waste Management
22. Risk Management
23. Human Rights

MATERIALITY ASSESSMENT STAGES


1
Identification of relevant aspects for survey
2
Definition and participation of target audience
3
Prioritization of material issues
4
Results and materiality matrix

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GRI 102-40, GRI 102-43, GRI 102-46, GRI 102-47, GRI 102-49

2.4 Sustainability is fully embedded in our business

Additionally, to clearly show the strong alignment between CEMEX material issues and those UN Sustainable Development Goals (SDGs) to which we contribute the most, we have mapped how they connect.

CEMEX recognizes that helping to achieve the SDGs is not only a responsible thing to do, but also strategically relevant from a risk and growth standpoint. The SDGs foster new business opportunities and build markets and relationships, while improving our environment and society's quality life.

CEMEX MATERIALITY ANALYSIS

SUSTAINABLE DEVELOPMENT GOALS	1	3	4	5	8	9	11	12	13	15	17
1. Customer Experience and Satisfaction						■	■	■			■
2. Health and Safety		■			■		■	■			■
3. Product Quality and Innovation						■			■		■
4. Business Ethics and Transparency		■	■	■	■				■		■
5. Employee Engagement and Development		■	■		■						
6. Growth in Existing Markets and Countries					■		■				
7. Return on Capital Employed							■				
8. Environmental and Air Emissions Management					■		■	■	■	■	
9. Transport and Logistics Optimization		■					■	■			
10. Local Community Development	■	■	■	■	■	■	■				■
11. Products and Solutions for Sustainable Construction	■					■	■	■	■		
12. CO_2 Management Strategy					■	■	■	■	■	■	■
13. Direct Economic Impact on Stakeholders	■				■	■	■				
14. Energy Sourcing, Efficiency and Cost					■	■	■	■	■		
15. Materials Recycling and Circular Economy					■	■	■	■	■		■
16. Biodiversity Preservation					■				■	■	■
17. Supplier Management					■			■			■
18. Public Affairs and Stakeholder Engagement	■		■	■			■	■	■		■
19. Water Management		■			■						
20. Corporate Governance					■						■
21. Waste Management					■	■	■	■	■		■
22. Risk Management		■			■		■	■	■	■	
23. Human Rights	■	■	■	■	■		■		■	■	■

● Economic ● Social ● Environmental ● Governance



THE SDGs FOSTER NEW BUSINESS OPPORTUNITIES AND BUILD MARKETS AND RELATIONSHIPS.

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GRI 102-46, GRI 102-47

2.4 Sustainability is fully embedded in our business

PROGRESS AGAINST OUR TARGETS

Anchored by four main objectives under the economic, environmental, social, and governance pillars, our sustainability model ensures it is embedded into our short- and long-term business strategy, creating value for all of our stakeholders. To keep our sustainability objectives on track, we have set targets for our core KPIs that are strategically aligned with our sustainability model and linked to the material issues identified by our company and our stakeholders.



CEMENT PLANT IN CROATIA

Our Responsible Business strategy contributes to our vision of building a better future by understanding our stakeholders' expectations, fully managing our company's impacts, and creating shared value to improve quality of life and well-being. As part of the strengthening of our global strategy, as of 2018, we will monitor and report key additional indicators, including:

- Active cement sites with community engagement plans (former calculation methodology has been enhanced)
- Local stakeholders management
- Community risks mapping and management

ECONOMIC CHALLENGE — OBJECTIVE: Provide Resilient Infrastructure and Energy-Efficient Building Solutions	2017	2020 TARGET	ANNUAL TARGET
Annual ready-mix sales derived from products with outstanding sustainable attributes (%)	31.8		≥25

ENVIRONMENTAL CHALLENGE — OBJECTIVE: Enable a Low-Carbon and Resource-Efficient Industry	2017	2020 TARGET	ANNUAL TARGET
Alternative fuels rate (%)	26.2	35	
Reduction in CO_2 emissions per ton of cementitious product from 1990 baseline (%)	20.7	25	
Clinker produced with continuous monitoring of major emissions: dust, NO_x, SO_x (%)	92	100	
Annual reduction in dust emissions per ton of clinker from 2005 baseline (%)	84		70[1]
Annual reduction in NO_x emissions per ton of clinker from 2005 baseline (%)	43		40[1]
Annual reduction in SO_x emissions per ton of clinker from 2005 baseline (%)	67		55[1]
Active quarries with high biodiversity where BAPs are actively implemented (%)	69	100	

SOCIAL CHALLENGE — OBJECTIVE: Implement a High-Impact Social Strategy to Empower Communities	2017	2020 TARGET	ANNUAL TARGET
Community partners [i.e., individuals positively impacted by our social initiatives] (million)	14.1	≥15	

GOVERNANCE CHALLENGE — OBJECTIVE: Embed Our Core Values into Every Action	2017	2020 TARGET	ANNUAL TARGET
Total fatalities (employees, contractors and third parties)	20	0	
Employee Lost Time Injury Frequency Rate [LTI FR] (per million hours worked)	0.5	0.3	
Countries that conduct regular customer satisfaction surveys (%)	100	≥90	
Global procurement spend assessed under the *Supplier Sustainability Program* (%)	25	≥55	
Employees that perceive they are enabled to perform their job effectively [PEI - Performance Enablement Index] (%)	77[2]	83	
Employees that are engaged with the company [EEI - Employee Engagement Index] (%)	76[2]	80	
Executives and employees actively aware of our Code of Ethics (%)	77[3]	≥90	
Target countries that participated in the *Global Compliance Program* covering antitrust, anti-bribery and insider trading (%)	100		≥90
Ethics and compliance cases reported during the year that were investigated and closed (%)	73		≥90

[1] Targets for annual performance updated in 2017 to enhance emissions' control and mitigation
[2] Results from biannual survey. Last one applied in 2017
[3] Results from survey performed every 3 years. Last one executed in 2016

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2.4 Sustainability is fully embedded in our business

UNDERSTANDING THE NET VALUE WE CREATE FOR SOCIETY

As a company, we are aware that our financial statements only partly reflect how our activities affect society; there are both positive and negative impacts that are not valued in the capital markets and, therefore, do not appear in our traditional profit and loss calculation.

In the past, CEMEX already developed its own model to quantify these so-called externalities in monetary terms and implemented it successfully as a key tool for sustainability management in its UK operations. In 2017, we validated our methodology to estimate the Net Value to Society with the corresponding True Value methodology from KPMG, and we started to apply it at a global level.

This exercise helps us to enhance our understanding of the materiality, relevance, and interdependency of our company's positive and negative impacts. We believe that it is an essential step to informed management and decision-making in order to improve the value that CEMEX contributes to our company, our society, and our planet. Furthermore, it allows us to manage risks, be more transparent, and achieve our sustainability ambitions.

CEMEX Net Value to Society Methodology
The starting point for our analysis is the retained benefit (EBITDA minus taxes, interests and dividends; i.e., the part of our value creation that remains within our company). To this, several economic, social, and environmental impacts are added or subtracted to determine the total value that our company creates.

THE STARTING POINT

Retained Benefits = EBITDA minus taxes, interest and dividends

CEMEX 2017 NET VALUE TO SOCIETY STATEMENT
(in millions of US dollars)


NET VALUE
ECONOMIC
SOCIAL
ENVIRONMENTAL
1,443
2,092
249
821
7
167
(20)
(1,388)
(68)
(66)
18
139
3,392
Retained benefit
Salaries and benefits
Taxes
Interests and dividends
Talent Development
Community Investment
Occupational H&S
GHG emissions
Air emissions
Water consumption
Biodiversity
Net waste balance
Net value to society


THE NET VALUE CREATED BY CEMEX WAS 2.35 HIGHER THAN THE RETAINED BENEFIT.

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2.4 Sustainability is fully embedded in our business

Results of Externalities' Analysis
The results of the calculations for 2017 are shown in the form of a bridge graph that starts from our traditional retained earnings on the left and adds all other positive and negative impacts that we identified in the economic, social, and environmental dimensions, ending with the net value that CEMEX created in 2017 for society as a whole.

Although many of the calculations must be based on estimates of benefits and negative impacts, the results allow us to draw some important and robust conclusions. First of all, they demonstrate that, in 2017, the net value that CEMEX created for society was around 2.35 times higher than our retained benefit. The results also underscore the relevance of our inclusive businesses such as Patrimonio Hoy; they confirm that climate change is correctly one of our key sustainability priorities; they reflect the biodiversity value that CEMEX's El Carmen nature reserve provides every year; and they demonstrate the enormous value that the conversion of waste to fuels and raw materials creates for society.

ECONOMIC IMPACT

These are shown in our normal profit and loss statement. However, their importance in the context of total value creation is not directly visible.

Salaries and benefits - Value that our company creates for our employees.

Taxes - Value through our contribution to government funding. This item only contains income tax as shown in our profit and loss statement.

Interest and dividends - Value for shareholders and creditors.

In 2017, the direct economic benefit created by our company amounted to **US$3,161 million**. Around two thirds of this are salaries and other benefits for our employees.

SOCIAL IMPACT

These social impacts are the most difficult to quantify. However, our methodology gives a reasonable and conservative estimate.

Talent development - Value through our training programs and other educational initiatives. This only includes the value created outside our company (employee turnover).

Social initiatives - Value for our stakeholders through our social initiatives and inclusive businesses.

Health and safety - Impact on employees and their families from accidents (injuries and fatalities).

With our conservative approach and assumptions, the social value created amounts to **US$158 million**. The majority of this is related to social initiatives, which includes donations, community investments, and, most of all, the externalities that derive from our inclusive businesses.

We are confident that future methodological developments will allow us to reduce the uncertainty which is particularly large for monetization of social impacts.

ENVIRONMENTAL IMPACT

These cover those environmental impacts that are considered most relevant to our company.

GHG emissions - Impact from the emission of greenhouse gases (scopes 1, 2 and 3).

Air emissions - Impact from the emission of other potentially noxious substances (SO_x, NO_x, particles).

Water consumption - Impact from the use of a scarce resource.

Biodiversity - Impact from the disturbance of land by our mining operations. This item also includes the value created by our conservation project in El Carmen on the US-Mexican border.

Net waste balance - Value derived from coprocessing waste, minus the impact of waste generated in our operations.

Our environmental impacts in 2017 amounted to a negative **US$1,365 million**, with climate change being the predominant category. However, we are proud to see that, in biodiversity (mainly thanks to our conservation efforts in the El Carmen project) and waste (as our plants are waste sinks), we are able to actually show a positive net impact.

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2.4 Sustainability is fully embedded in our business

IMPROVING QUALITY OF LIFE AND WELL-BEING

Responsible business strategy

As a company that makes a progressive impact through its innovative services and solutions, our ability to operate as a responsible business is fundamental to our business model. This enables us to understand stakeholders' material issues, map impacts, and identify risks and opportunities in order to create shared value for our company and society.

Our Responsible Business strategy directly contributes to our vision of building a better future and aims to understand our stakeholders' expectations by fully managing our company's impacts and creating value and well-being through three strategic priorities:

1. Co-design and implement socially impactful **inclusive business** models with **customers** and **entrepreneurs**

2. Implement sustainable **community** engagement plans to improve quality of life

3. Design and co-create responsible cross-functional practices within our **operations** and our value chain.

To achieve our three priorities, we need to continue improving the quality of life and well-being of our employees and our communities, considering economic, social, and environmental criteria and focusing on:

- Education and development capabilities
- Sustainable and resilient infrastructure and mobility
- Social and environmental entrepreneurship
- Culture of environment protection and health


IMPROVING QUALITY OF LIFE AND WELL-BEING

Although our social projects focus on our core business expertise to create value and well-being, we have evidence that we are also causing positive impacts on other global challenges. Thus, consistent with our commitment to the United Nations Sustainable Development goals, we measure our progress and contributions to some of these goals.

Our evolving strategy continues our human centered approach, supporting communities via infrastructure, education and knowledge transfer, strategic donations, and human resources. We also create shared value by becoming partners in development to address local needs through social and inclusive business models, entrepreneurship, and self-growth—which we achieve by being present in the community, eliminating barriers, and collaborating with them in multi-stakeholder alliances.

Throughout our journey, we continue facing challenges, mitigating impacts, and anticipating risks related to our industry, such as pollution, traffic, and biodiversity loss. Thus, our responsible business strategy seeks to implement initiatives that respond to each one of them. Some examples include our quarry rehabilitation initiatives, inclusive business models, and road safety awareness campaigns, among others.

SUSTAINABLE DEVELOPMENT GOALS



ENVIRONMENTAL RESTORATION PROGRAM PARTICIPANTS IN SCHOOL VISIT IN MEXICO

CEMEX'S RESPONSIBLE BUSINESS STRATEGY CONTRIBUTES TO SOLVING THE CHALLENGES OF SUSTAINABLE DEVELOPMENT AND ALIGNS ITS SUSTAINABILITY AGENDA WITH THE UN'S SUSTAINABLE DEVELOPMENT GOALS.

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GRI 102-40, GRI 102-42, GRI 102-43, GRI 102-44

2.4 Sustainability is fully embedded in our business



CEMEX SHARED VALUE MODEL FOR COMMUNITY DEVELOPMENT


Shared Value Creation
1 Dialogue with Internal & External Stakeholders (Priority Issues)
2 Map Impacts
3 Identify Risks and Opportunities
4 Decide what issues to address
5 Co-design Community Engagement Plans
6 Create a positive impact on stakeholders
7 Mitigate a risk or tap into opportunities
8 Measure and Communicate

Our Social and Environmental Model (SEM)

During 2017, all our cement plants worked together as One CEMEX to shape our integrated Social and Environmental Model that supports our goal to improve quality of life and well-being and to continue co-creating initiatives that will contribute to the sustainability of local communities and resilient cities.

CEMEX's SEM offers a framework to strengthen our responsible business strategy by creating a deep understanding and internalization of stakeholder conditions, needs, and concerns to make strategic decisions that will address their main expectations.

The SEM provides the tools to enable our operations to build constructive long-term relations with our stakeholders. This way, we not only reduce our company's risk exposure and tap into opportunities, but also together create sustainable development.

Through the implementation of the SEM—comprised of our Integrated Social and Environmental Management Platform and CEMEX's Shared Value Model for community development—we achieved substantial steps towards building a better future and improving the well-being and quality of life of the communities in which we operate.

In 2017, our SEM was implemented in 21 of the countries in which we have cement operations. A big step in the right direction, the collaboration of all of our cement plants proved that working together as One CEMEX we are stronger. Thanks to the collective effort and passion of each of the 1,000 participants from more than 15 different areas that supported the process in the 300 communities visited, today we are better prepared to create sustainable value for all of our stakeholders. Together, we identified more than 500 opportunities that will be analyzed for implementation in 2018. We will also extend the model to our ready-mix concrete and aggregates businesses.

The result of this virtuous cycle is a better Social Return on Investment (SROI). Through this model, we continue to learn and leverage our social intelligence to build high-trust relationships with our key stakeholders in order to create value and strengthen our license to operate.

Stakeholder dialogues, Corporate Social Responsibility (CSR) multi-stakeholder committees, and volunteering as One CEMEX

With the goal of fostering empathy and engaging with our neighboring communities, we encourage formal stakeholder dialogues, CSR multi-stakeholder committees, and volunteering efforts. Ongoing dialogues are key to revise expectations, review progress, and continue monitoring our achievement of agreed plans.

Stakeholder dialogues

Based on experience, regular and formal dialogues with our stakeholders have been key for building mutual trust between our company and its surroundings in Poland. According to the AA1000SES standard, this dialogue is aimed at getting to know and understand our stakeholders' needs and concerns, which enables us to properly address them. This process has proven a helpful platform for building joint initiatives and for building our business in a more sustainable way.

Sustainability Committees

In Spain, our cement plants formed Sustainability Committees to build positive, sustainable relationships with our neighboring communities. The Committees are composed of our plant's director and local environmental officials, trade union representatives, local mayors of nearby towns, neighborhood representatives, and other local institutions.

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Global volunteering experiences

Through our strategic global volunteer program—Hands On—we encourage our employees to participate as facilitators in local efforts. We also hold periodic meetings with neighbors, schools, NGOs, governments, and employees to listen to them and address common topics.

103
VOLUNTEERING PROGRAMS

9,050
EMPLOYEES PARTICIPATING

284,053
PEOPLE POSITIVELY IMPACTED BY VOLUNTEERING PROGRAMS

35,810
EMPLOYEE HOURS DEDICATED TO VOLUNTEERING



Through our **Home Sweet Home** initiative in Barbados, we help to rebuild or refurbish a home for a family in need. This is made possible through the support and collaboration of local partners, hardware stores, media, and construction companies.



Thanks to our **Manos a la Obra** volunteering program in Mexico, employees' actions contribute to issues such as education, the environment, and community development. Among their activities, they planted more than 3,767 trees.



In the UK, our **Lend-a-Hand** volunteer program enables employees to take one day's paid leave to help neighboring communities. They help local charities, schools, and institutions to improve people's quality of life.

CEMEX IN GERMANY STRIVES TO FOSTER SAFER STREETS

The Change your View project fosters pedestrian, cyclist, and driver safety. We see an urgent need to take action to prevent incidents by expanding educational work for all parties involved, giving the opportunity to get to know the other's perspective and to better understand their life environment.

CHANGE YOUR VIEW

Among the elements of this initiative are:

- **Change Your View bicycle tours in home market cities**
- **Blind spot training for kids on local CEMEX sites**
- **Bike courses for training as an attraction during CEMEX events.**

CEMEX IN THE USA COLLABORATES WITH SUMTER COUNTY SCHOOL DISTRICT

Each year, our employees work with Sumter educators to enhance the Science, Technology, Engineering, and Math (STEM) curriculum at various grade levels with age appropriate learning activities—awarding two scholarships to high school seniors based on an application process and essay. CEMEX and the District further host an annual Earth Day celebration at an environmental education center created by CEMEX, which celebrated its 10th year in 2017.

"CEMEX has been one of the Sumter School District's very best business partners for well over a decade. Thousands of students, parents, and community members have benefited from this partnership as an integral component of our STEM initiative. CEMEX has demonstrated that it is possible to operate a modern day mine and still be ecologically friendly. Our school district and community are better because of this partnership, the service and jobs they provide, and their extraordinary efforts at safety and environmental protection."

Richard A. Shirley, Superintendent, Sumter County School District, Florida, U.S.A.

SOCIAL COOPERATION BETWEEN CEMEX AND ONE OF OUR CUSTOMERS IN POLAND

Consistent with our commitment to achieve a superior customer experience, we actively encourage our employees and customers to engage in CEMEX's social activities. In 2017, we not only partnered with Budimex, a construction group, on major infrastructure projects, but also on two social initiatives.

Actions:

- **Refurbish the canteen and dayroom of the "Emaus" Women's Homeless Shelter in Warsaw**
- **Painted the fence around the shelter and planted tress in the garden**
- **Donated cleaning products for the shelter**
- **Planted trees in the neighborhood.**

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2.4 Sustainability is fully embedded in our business

1. EDUCATION AND DEVELOPING CAPABILITIES FOR EMPLOYABILITY

Education is key to facing current and future challenges. With this in mind, we seek to develop talent to foster employability—strengthening both technical and soft skills—and, thus, ensure the sustainability of our talent and that of our communities. Consequently, our communities have become more self-sufficient and empowered.

We support different education initiatives—from formal education scholarships to construction skills for employment—and foster education within our communities to shift and even change their mindset on cultural topics such as urban mobility. We are also committed to the well-being of our neighboring communities' by providing health campaigns, whenever access to such services is unavailable, and promoting healthy lifestyles for youth through sports programs.

Community Centers

A significant part of our efforts is concentrated on Community Centers, which offer a wide variety of courses for developing skills and capabilities. Their social integration programs, such as football academies and integral development courses, further enable the empowerment of different groups, especially youth and women.

New Employment Opportunities

New Employment Opportunities (NEO) is a multi-stakeholder alliance led by the Inter-American Development Bank (IDB)—involving government, civil society, academia, and the private sector—offering employment and training opportunities to close the gap between youth skills and employer demands. As a NEO member, we work to generate and strengthen employment opportunities for young people between the ages of 18 and 29 through scholarships, guidance, and employment training. Among our initiatives, we reinforce the quality of upper secondary technical education programs, including comprehensive courses and workshops in soft skills such as resilience, teamwork, and communication. We also provide guidance and employment services to graduates of the programs. In Mexico, together with our local partnerships, NEO had positively impacted more than 38,500 young people by year-end 2017, including over 33,500 graduates of the training programs.

Developing physical and technical skills

We look to encourage well-being throughout our neighboring communities. Among our initiatives, in 2016, we launched CEMEX Egypt Football Academy in Assiut, a governorate in Upper Egypt, one of the country's most vulnerable regions. Recognizing that football is Egypt's most popular sport, this program has rolled out four Football Academies for children and youth between the ages of eight and 14 in Assuit City, as well as the villages of El Badari, El Zawia, and Abnob. The academies offer selected youth an extensive training program based on modern scientific methods to develop their talents and to achieve the highest levels of physical and technical skills. Designed to create a future generation of healthy athletes, we are considering extending this program's outreach to other governorates in the region to foster a sports culture in Upper Egypt.

Strengthening our value chain

In 2017, we strengthened our alliance with the Social Union of Business Leaders of Mexico (USDE). This alliance seeks to develop productive enterprises that generate economic value with a sharp focus on social responsibility. During the year, four key clients participated in the USDE course, showing important advances in the way in which they operate—thus strengthening our value chain.



+38,500
YOUNG PEOPLE
POSITVELY IMPACTED BY NEW EMPLOYMENT OPPORTUNITIES (NEO) BY YEAR-END 2017.

CEMEX PHILIPPINES EMPOWERS BRIGHTER FUTURES

Through its Build the Nation Together initiative, CEMEX Philippines is dedicated to uplifting lives and communities through sustainable programs. Under the Building Education cluster, we implement holistic, multi-sectoral solutions to foster education for children at the base of the economic pyramid. Among other initiatives, schools such as Uling Naga Elementary School in the mountainous province of Cebu receive backpacks with supplies.

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2. SUSTAINABLE & RESILIENT INFRASTRUCTURE AND MOBILITY

With the firm objective of contributing to the mitigation of poverty, we have developed self-sustaining business models in the construction industry. Through these businesses, our communities and local authorities are brought together to tackle critical social issues such as credit, housing, employment, and basic services.

Growing platform

Growing platform is comprised of programs with social and inclusive business models across Latin America: Patrimonio Hoy, Construyo Contigo, ConstruApoyo, Yo Construyo, and Ecological Cook Stoves. Growing addresses the main problems inherent to poverty and inequality at the base of the economic pyramid, such as housing, land ownership, access to basic services, unemployment, and financial inclusion through micro credits. The social capital of communities is also strengthened through collaboration with local authorities, academic institutions, and non-governmental organizations (NGOs).



MOST OF PATRIMONIO HOY PROMOTERS ARE WOMEN WHO WERE PREVIOUSLY UNEMPLOYED AND NOW PROVIDE NEW REVENUE STREAMS FOR THEIR FAMILIES.

PATRIMONIO HOY tackles the lack of affordable housing in low-income communities, enabling those with low startup capital and income to afford high-quality materials and technical assistance. Participants gain access to CEMEX network of contractors, support with land ownership, a microcredit loan with a customized financial plan, and reduce the time and cost of building a home by 30%. The program is currently present in Mexico, Costa Rica, Colombia, the Dominican Republic, and Nicaragua. Its ultimate goal is to foster home safety and quality, while positively impacting partners' health, wealth, and education.

+2.8 MILLION
PEOPLE POSITIVELY IMPACTED

+234,000
HOMES BUILT THROUGH PATRIMONIO HOY

14,000
FAMILIES PARTICIPATED IN THE PROGRAM

4.5 MILLION
SQUARE METERS BUILT

CONSTRUYO CONTIGO is a flexible business model that brings our building products and solutions to low-income families who live in sub-standard housing and require a partial subsidy and/ or micro-loan in order to make home improvements or build new homes. It reduces the construction time to build a 44 m² house from 15 years to three to six months, and develops skills that enable homeowners to upgrade their homes. Through partnerships with governments, our Centers for Self-Employment enables them to receive technical assistance and training regarding the production of building materials, including concrete blocks that they can use to expand their homes. This program promotes job creation and self-employment.

184 CENTERS FOR SELF-EMPLOYMENT ACROSS LATIN AMERICA

YO CONSTRUYO is a commercial and capability-building strategy that increases demand for our products by developing potential construction workers and masons' technical and entrepreneurial skills to foster housing upgrades and construction. It promotes high-quality and cost-effective building, as well as the use of sustainable criteria, including energy saving and affordable green technologies. Participants become new customers as they improve their homes and provide services to others.

CONSTRUAPOYO is an inclusive business that enables micro finance entities and distributors from our value chain to offer financial solutions to DIY (do it yourself) homeowners, so they can acquire construction materials to improve their homes. ConstruApoyo utilizes flexible technology that allows other entities, such as private companies and governments, to provide funding for upgrading housing, including relief projects, and to deliver building materials clearly and efficiently.

+1,500 PEOPLE TRAINED

CLEAN COOK STOVES is a business model that enables our company and social entrepreneurs to reach new markets with cleaner, healthier cooking solutions through the production and commercialization of concrete cook stoves. By partnering with Microfinance Institutions (MFIs), government, and local women's groups, we have reached more than 80,000 households. The implementation of Clean Cook Stoves has not only mitigated 560,000 tons of CO_2, but also improved families' quality of life—saving time in the collection of firewood and cooking and reducing the risk of lung diseases, eye infections, and burns by open stoves.

19,121 HOMES WITH CLEAN COOK STOVES BY 2017

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Resiliency and Urban Transformation Strategy

We foster the sustainable development of our communities by making them more resilient, safe, and committed to the environment. Through our Resiliency and Urban Transformation Strategy, we transfer our knowledge of how to promote a culture of prevention, as well as how to act upon a natural disaster. Thus, residents develop the ability to prevent and to recover from adverse situations by working together, strengthening our communities' resiliency and social foundations.

Urban Upgrading

Our Urban Upgrading model is designed to foster the transformation of vulnerable urban areas into inclusive, safe, sustainable, and resilient communities. Launched as a pilot project in Campana-Altamira, Mexico, in 2015, the model is supported by more than 50 partnerships with government, academia, NGOs, private sector, and community partners. Based on a long-term sustainable development plan for the community, we have worked together with more than 10,000 people from Campana-Altamira. Today, there are 11 neighbor committees leading community participation projects to continue investment in community infrastructure.

Natural disaster response

At CEMEX, disaster response consists of four stages, through which we collaborate with over 20 partnerships:

- PREPARATION: Evaluate, monitor, analyze, and document, while creating awareness in our communities about possible threats
- RESPONSE: Evaluate damages, mitigate risks, and provide immediate humanitarian aid
- RECONSTRUCTION: Identify needs, return activities to normal, and make strategic investments in the short and long term
- MITIGATION: Identify threats, develop and implement policies and regulatory measures to prevent threats, provide strategic long-term investment.

DISASTER MANAGEMENT

CEMEX'S DISASTER RESPONSE IN ACTION

After the 2017 natural disasters in the U.S., Mexico, and Puerto Rico, CEMEX strategic resilience disaster management policy was set in motion, and rapid action plans were developed to support our employees and our communities and to ensure operational continuity in affected areas. Voluntary donations from CEMEX employees worldwide amounted to US$303,000, plus the 1-for-1 company match. Additionally, our company donated US$1.5 million for reconstruction efforts.

Highlights: Actions in USA

- In-kind donations and salary advances for affected employees
- Volunteering to enable employees to clear out flooded homes and help local shelters
- Created "GOFUNDME" accounts for affected employees
- "No CEMEX employee in a shelter" ensured employees had temporary housing

Highlights: Actions in Mexico

- Support employees by reviewing housing structures
- Volunteer program activation, rapid response equipment, and machinery, including:
- Delivery of 200 tons of humanitarian aid
- Implementation of Construyo Contigo program
- Installation of Productive Centers of Self-Employment
- Support for housing reconstruction across our value chain
- Collaboration with international alliances to evaluate damages, while partnering with national private and public sectors for reconstruction
- Donation, via the Mexican National Chamber of Cement (CANACEM), of material equal to US$111,000 for reconstruction

Highlights: Actions in Puerto Rico

- Continuous monitoring and assisting employees with in-kind donations of up to US$150,000
- Reconstructed, in partnership with a client, the PR-177 road in less than 24 hours after the disaster
- Volunteering program donated time and supplies in coordination with local and federal aid


EXTRA
EXTRA

STICKING TOGETHER IN CHALLENGING TIMES IN THE WAKE OF THE YEAR'S NATURAL DISASTERS IN THE U.S., MEXICO, AND PUERTO RICO.

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CEMEX COLOMBIA'S AND COSTA RICA'S NOTEWORTHY ENTREPRENEURSHIP INITIATIVES

Rural Businesses Entrepreneurs - This initiative seeks to provide rural entrepreneurs from Costa Rica's Guanacaste Province with all of the necessary tools to market their products. Among other topics addressed during training, entrepreneurs are taught how to make their products environmentally friendly and how to comply with the market's quality requirements.

Sustainable Partners In Development - This Entrepreneurship Facilitation Program connects partners and clients from our neighboring communities in Colombia to mentor and better develop their business ideas and enable them to become sustainable entrepreneurs. Their business creation transforms communities and contributes to our partners' empowerment and self-growth, creating improved well-being and quality of life. During 2017:

- The program fostered **141** entrepreneurial projects of which 26 were new projects to our methodology.
- The contact network for entrepreneurs included **74** facilitators, who helped the projects to improve their finance, product, and marketing skills.
- **20** entrepreneurial projects participated in the opening ceremony, underscoring these individuals' commitment to their business ideas and their future development.

Solidarity Housing Program - This program seeks to mitigate the housing deficit for low-income families in Colombia by facilitating access to building materials and construction know-how. During 2017:

- **137** people benefited from the construction of new homes.
- **905** people benefited from 232 housing renovations.
- **Six** Bloqueras Solidarias projects worked in different regions of the country.
- **US$263,296** of CEMEX building materials was sold to vulnerable communities in Colombia through our ConstruApoyo program.

3. SOCIAL AND ENVIRONMENTAL ENTREPRENEURSHIP

To continue transforming our communities, we enable community partners and social partners with tools and platforms to make their ideas possible.

CEMEX-Tec Center for Sustainable Development

Since its foundation in Mexico in 2010, the goal of the CEMEX-Tec Center for Sustainable Development is to generate and transfer knowledge while developing skills and capabilities that enable the development of sustainable communities. The Center consists of several multi-sectoral programs among communities, government, business, academia, and civil society:

1. KNOWLEDGE TRANSFER PROGRAMS: The Center fosters self-employment in the construction field and promotes local networks for the generation of environmental initiatives.
2. INVESTIGATION AND CONSULTING: Through its Sustainable Communities Model, 12 local sustainable development plans have been implemented across eight Mexican states. Based on social, economic, environmental, and urban diagnostics, this model enables the collective long-term sustainable development of projects with the collaboration of multiple sectors under a participatory framework.
3. PARTNERSHIPS FOR SUSTAINABLE DEVELOPMENT: Through an active membership in RedEAmérica, the Center develops partnerships that make a positive impact on public and private sector sustainable development. Founded in 2002 with the support of the Interamerican Foundation (IAF), RedEAmérica is a CSR network comprised of more than 80 business organizations that make private social investment in 11 countries. The network has invested in coaching and microfinancing for more than 200 projects that have indirectly benefited more than 45,000 people and over 400 organizations in Latin America and the Caribbean.


#CEMEXTEC

WE HAVE DEVELOPED SELF-SUSTAINING BUSINESS MODELS IN THE CONSTRUCTION INDUSTRY.

Among the Center's different programs, the CEMEX-TEC Award annually recognizes entrepreneurs and students who develop high-impact proposals and projects that foster sustainable development, innovation, and entrepreneurship. The Award offers funding, specialized workshops, and networking opportunities. Throughout its seven years, the Award has received projects from more than 4,000 applicants, resulting in the submission of 1,571 projects from 16 countries. To date, 66 of the winning projects came from Mexico and 33 from other countries in Latin America. Altogether, the projects benefited over 22,500 people. With its global launch, we expect even more diversity in 2018.

4. CULTURE OF ENVIRONMENT & HEALTH

To achieve a more sustainable environment, we not only promote a responsible use of resources, but also a proactive attitude to diversity conservation and restoration. With our employees and community partners, we promote a culture of caring for and protecting the environment, which is key to the sustainable implementation of our initiatives.

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Community Environmental Restoration Program

Our Community Environmental Restoration Program is a participatory program aimed at youth and is focused mainly on habitat restoration, education, and environmental protection. In 2017, four new editions of the program were launched in different states across Mexico. In the seven currently operating editions, 420 new environmental promoters lead awareness and restoration initiatives in their communities. Notably, this year the program earned the Wildlife Habit Council's Silver Certification.

Environmentally friendly communities

We are strategically committed to becoming the best possible neighbor for our communities and to minimizing our operations' impact on our surrounding environment. In cooperation with Jan Dlugosz University in Częstochowa and the Przytulia Social-Ecological Movement, we created an ecological education path at our Bierawa quarry in Poland. The second project of its kind for CEMEX Poland, the Bierawa ecological path is in the immediate vicinity of the neighboring Odra River, creating good conditions for the development of habitats for numerous plant and animal species.



OUR COMMUNITY ENVIRONMENTAL RESTORATION PROGRAM IS PARTICIPATORY AND AIMED AT YOUTH.

VINEYARD IN FORMER QUARRY AT CASTILLEJO, SPAIN

To care for our environment, we take a proactive attitude to diversity conservation and quarry restoration. A remarkable example is the restoration of our Campedró quarries in Tarragona, Spain, a European Union LIFE project that consists of restoring former extraction areas and recovering their natural habitats. The restored areas are perfect replicas of the surrounding landscape's morphology, made by a novel Geo-Fluv program. This project has also rectified the natural flow of water to avoid the frequent floods from torrential rains in this area. Additionally, we have managed to recover the local flora and fauna, integrating the former quarry into a pioneering natural habitat project for the world.

Another outstanding example of our quarry restoration is in Alicante, Spain. Our former quarry was converted into an agricultural farm—El Clotet—that annually produces 2,000 tons of citrus fruit with the Good Agricultural Practices Certification's seal of approval. Similarly, near our Castillejo cement plant in Toledo, Spain, we converted 26 hectares of a former quarry into a vineyard with 92,000 plants that produce 40,000 kilos of grapes annually.

In Nicaragua, our Recovery of Microclimates and Biodiversity Forestry initiative aims to recover the vegetation in San Rafael del Sur, allowing its microclimates to regain their natural biodiversity. This is achieved through collaborative conservation efforts with the community, such as reforestation and educational campaigns aimed at youth to promote environmental awareness. As of 2017, 119,067 trees had been planted over the past four years.

Since 2015, we have developed an integral approach to Panama's quarry restoration. This approach included the rehabilitation of our North and South Quarries, a Biodiversity Action Plan for new quarries, and local stakeholder involvement in community reforestation projects. Partnerships with governments, NGOs, and schools have proven crucial for the success of this initiative.

CEMEX IN FRANCE COMMITS TO UNICEM CSR CHARTER

By the end of 2018, CEMEX in France will commit all of its ready mix and aggregates production units (350 sites) to the CSR Charter of the National Union of Quarry and Construction Materials Industries (UNICEM).

The CSR Charter is a framework that enables participating companies to evaluate and position themselves on major areas of corporate social responsibility, including governance, human capital, customers, suppliers, the environment, and local communities.

Beginning in 2017, CEMEX in France committed one third of its ready-mix production units each year to the CSR Charter's evaluation process. During the year, 74 of our ready-mix concrete sites were evaluated according to the CSR Charter's defined professional benchmark.

CEMEX IN CROATIA COLLABORATES WITH LINTAR WAR VETERANS' COOPERATIVE



For years, CEMEX used the former quarry surface on the Southern slopes of Kozjak Mountain for olive tree planting as a method of quarry rehabilitation and re-cultivation. With the foundation of the Lintar Veterans' Cooperative in 2011, CEMEX donated the quarry area to the Cooperative, which continued to plant olive trees, care for the olive grove, and produce olive oil that CEMEX partly redeems and delivers to business partners. The Lintar extra virgin olive oil has since won many awards for quality and packaging. It was also awarded the international Stevie Award as the best European project of environmental responsibility among a field of over 3,000 competitors. Thanks to this initiative, veterans can utilize their free time, secure income for their work in the former quarry, and direct the profit to the schooling of fallen soldiers' children. After a three-year transition to ecological agriculture methods, the oil produced from this years' harvest gained Ecological certification—becoming the "first Croatian ecological extra virgin olive oil obtained from a re-cultivated quarry."

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CEMEX CARBON FOOTPRINT TOOL (CFT)

Key to our CO_2 reduction efforts is our Carbon Footprint Tool (CFT), which helps us quantify the CO_2 emitted in the production process of our products on a cradle to-grave basis, including embedded CO_2 in raw materials, energy carriers, transports, and others. CEMEX's CFT is being used in all cement, aggregate and ready-mix sites under our operational control, and information is readily available to all CEMEX customers interested in the analysis of any product supplied by the company.



MONTERREY PLANT, MEXICO

+7 MILLION TONS OF CO_2 EMISSIONS AVOIDED IN 2017 AS PART OF OUR CARBON EMISSIONS REDUCTION STRATEGY.

PURSUING EXCELLENCE IN ENVIRONMENTAL MANAGEMENT

Reaching environmental excellence for sustainable growth is one of our main objectives as a company. To this end, in addition to the Board-level Sustainability Committee, CEMEX relies on a Global Environmental Council, composed of the main environmental experts for each region. The Council shares new trends, proposals, and best practices to identify, inform, and tackle key environmental management concerns.

Optimizing our carbon footprint

CEMEX is committed and well prepared to contribute to climate change mitigation and its consequences. As part of our carbon emissions reduction strategy, we mainly focus on substituting traditional fossil fuels, decreasing our clinker factor, expanding our power supply from clean energy sources, and increasing our operations' energy efficiency.

As a result of our efforts, we avoided more than 7 million tons of CO_2 emissions in 2017 versus our 1990 baseline. That is comparable to offsetting the yearly average carbon emissions from 1.3 million passenger vehicles.

AVOIDED DIRECT AND INDIRECT CO_2 EMISSIONS VS. 1990 BASELINE

(thousand tons)


490
2,508
4,049
TOTAL 2017: 7,047
RENEWABLE ENERGY
ALTERNATIVE FUELS
CLINKER FACTOR

In addition to those conventional levers, we actively seek to develop new technologies to reduce our carbon footprint. Most notably, we are currently involved in four European research projects that aim to directly or indirectly reduce our company's carbon emissions:

SOLPART

Intends to develop on a pilot scale a high-temperature (950°C) 24-hour/day solar process suitable for calcination of cement raw materials.

EPOS

Its main objective is to enable cross-sectoral industrial symbiosis and to provide a wide range of technological and organizational options for making business and operations more efficient, cost-effective, competitive, and sustainable.

LEILAC

Targets carbon capture as the main outcome by developing an indirect calciner that enables the capture of pure CO_2 as it is released from the limestone.

GENESIS

Explores the use of metallic organic frameworks to entrap carbon from flue gas, allowing for pure CO_2 storage.

Furthermore, we explore alternatives to traditional clinker and cement chemistry that enable the production of less CO_2-intensive cements.

To complement these technical measures, we participate in several forums and bilateral dialogues with key stakeholders. These activities are designed to disseminate knowledge about potential reduction measures in our sector and to promote a legislative framework that enables us to implement these measures. For example, they include our leading role in the Cement Sustainability Initiative (CSI), a cement sector project under the World Business Council for Sustainable Development (WBCSD), and the World Bank-led Carbon Pricing Leadership Coalition (CPLC).

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CEMEX DEVELOPS NOVEL LOW CO_2 CEMENT

Research and development—together with innovative and resilient building materials—play a key role in the success of CEMEX sustainability strategy. A noteworthy success story is our low carbon cement, derived from the development of a new clinker.

In 2017, CEMEX Mexico first produced our low carbon cement. A thorough analysis showed an impressive reduction of over 15% in direct CO_2 emissions from the kiln due to lower fuel consumption and reduced carbonate requirements. The positive results further showed that this new cement's strength increased over the short term compared with regular cement.



CEMEX RESEARCH GROUP FACILITIES

Expanding our clean energy portfolio

During the year, we continued to develop opportunities that are equally committed to reducing carbon emissions and to providing a sustainable source of energy for the countries in which we operate.

Consistent with this commitment, in Colombia, we entered into a contract with Bioenergy, a local company, to purchase power from a new plant that, utilizing biomass residues, will cover almost 40% of our electricity needs. Also, 100% of our Panamanian cement plant's power needs are supplied by the Enel Fortuna hydroelectric plant, and more than 80% of our Dominican cement plant's power needs are met through renewable sources, including a 1.5 MW on-site solar installation and a power purchase agreement with EGE Haina to consume electricity from Los Cocos Wind Farm.

Moreover, energy efficiency is one of our objectives in advancing resource conservation best practices. With this in mind, in 2017, CEMEX partnered with Sinoma Energy Conservation Ltd. for the construction of a 4.5 MW Waste Heat Recovery facility—which will capture excess heat from our cement kiln to convert it into usable, clean energy for our APO cement plant in the Philippines. Expected to begin operations at the end of 2019, this power facility will supply 10% of our operation's power needs, while reducing our carbon emissions and energy costs.

As a result of these efforts, 26% of our cement operations' power supply came from renewable sources at year-end 2017. This considers all electricity from renewable sources contracted directly, plus the renewable energy share of the grid power that our plants consume.

Some of our clean power projects and purchase agreements include:

- **250 MW** Eurus wind farm in Mexico
- **241 MW** Ventika wind farm in Mexico
- **7 MW** wind portfolio in California
- **30 MW** waste-to-energy facility in Germany
- **30 MW** plant from sugarcane bagasse in Colombia
- **6 MW** hydropower portfolio in Colombia
- Enel Fortuna **hydroelectric plant** in Panama
- **1.5 MW** solar project in the Dominican Republic
- Los Cocos **wind farm** in the Dominican Republic
- **6 MW** waste heat recovery facility in Solid, Philippines

Additionally, the following projects are currently under development:

- **4.5 MW** waste heat recovery facility in APO, Philippines
- **20 MW** solar facility in Huichapan, Mexico
- **20 MW** solar facility in Yaqui, Mexico.

CEMEX FLEET FIRST TO OBTAIN CARBON NEUTRAL CERTIFICATION IN COLOMBIA

In 2017, CEMEX Colombia earned the *Sello Verde de Verdad* (True Green Label) certification for the neutralization of greenhouse gas emissions linked to transport activities. This makes CEMEX the first company in the country with carbon neutral certification on its entire vehicle fleet.

Sello Verde de Verdad certification guarantees that the 1,000 vehicles that comprise CEMEX Colombia's total fleet are carbon-neutral thanks to offsets from the CO_2CERO® forestry project. Through this project, CEMEX is committed to plant and maintain approximately 480,000 trees in Orinoquia, a post-conflict zone and one of Colombia's six natural regions. With more than 400 hectares from which the emissions offset will be achieved, this forestry project will not only capture around 120,000 tons of CO_2, but also protect the region's native forests.



TRUCK IN SANTA ROSA PLANT, COLOMBIA.

+1,000 VEHICLES IN CEMEX COLOMBIA ARE CARBON NEUTRAL.

From waste to fuel

We have the know-how to source, process, store, and recover energy from alternative fuels in a responsible way, and we are confident that increasing co-processing residues from other sectors in our cement plants will further contribute to overcoming challenges such as climate change, waste management, and fossil fuel depletion—while utilizing the principles of a circular economy.

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ENERGY STAR CERTIFICATION



MIAMI PLANT, U.S.A.

ENERGY STAR

FOUR CEMEX USA CEMENT PLANTS EARN ENERGY STAR® EPA CERTIFICATION

Four of our cement installations earned the U.S. Environmental Protection Agency's (EPA) ENERGY STAR® certification for 2017, ranking in the top 25% for energy conservation when compared to similar facilities:

- **Brooksville South, Florida** (fifth certification)
- **Miami, Florida** (seventh consecutive certification)
- **Clinchfield, Georgia** (11th consecutive certification)
- **Victorville, California** (sixth consecutive certification).

Throughout the year, all of the recognized plants followed energy-efficiency principles established by the EPA's ENERGY STAR® Guidelines for Energy Management. The plants implemented energy conservation and monitoring technologies, promoted energy-efficiency awareness among employees, and completed energy-reduction projects.

Our strong commitment to migrate to cleaner energy sources and our permanent efforts to displace traditional fossil fuels like petcoke and coal with low or even zero-carbon alternatives—such as municipal solid waste, tires, and biomass residues—generated very successful results this year. After some challenging years, we increased again our alternative fuels rate moving from 23.3% in 2016 to 26.2% in 2017, while generating annual savings of US$123 million.

At year-end, 92% of our cement plants co-processed in total more than 3 million tons of solid waste as alternative fuels, avoiding the use of 1.8 million tons of coal. From these plants, our cement operations with the highest share of alternative fuels for the year included Chelm in Poland, Prachovice in the Czech Republic, Broceni in Latvia, Clinchfield in the U.S., and Rüdersdorf in Germany. Together, these top five performers disposed of more than 900,000 tons of waste as fuels in an environmentally friendly manner.

Nonetheless, in the different regions in which we operate, we face barriers that sometimes hinder our increased use of alternative fuels, including waste availability and quality, infrastructure and logistics, co-processing regulations and permitting issues, market dynamics, economics of waste-derived alternative fuels, and technical limitations, among others. Nonetheless, we continue to work to reach our clean energy targets, while remaining a prominent industry advocate and leading user of alternative fuels for cement production.

To strengthen our progress toward fossil fuels substitution, this year we created the CEMEX Alternative Fuels Taskforce, a global multidisciplinary working group comprised of experts from key functions such as Energy, Sustainability, Operations and Technology, Procurement, Public Affairs, Communications, Social Responsibility and Risk Management. This dedicated group enables our company to execute deep dive assessments and to analyze specific challenges and opportunities for higher alternative fuels consumption in each of our cement installations. This ensures a robust evaluation and enables CEMEX to address identified issues from a holistic view.

ALTERNATIVE FUELS RATE
(percentage)


0.8
5.1
20.3
26.2
1990
2005
2010
2017

ALICANTE CEMENT PLANT SLUDGE DRYING FACILITY

On the 25th anniversary of our company's arrival, CEMEX Spain's Alicante plant continues the successful operation of the innovative sewage sludge drying facility with Emarasa, Alicante's municipal wastewater company. With up to 57,000 tons of sludge reused as fuel per year for our plant's cement production process, this facility utilizes efficient, state-of-the-art technology to take advantage of the energy sludge contains and the residual heat of our cement kiln to eliminate water in the sludge, while avoiding the pollution produced by sludge in landfills.



ALICANTE CEMENT PLANT IN SPAIN

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Advancing towards a circular economy

Our key contribution to a circular economy is our transformation of waste streams from other sectors into valuable materials. Beyond our use of alternative fuels, we consume large amounts of slag and fly ash as raw materials for our cement and concrete production. To reduce most of the waste generated from our processes, we maximize our reuse of clinker kiln dust in the production loop, largely avoiding its disposal in a landfill. To realize the financial and environmental benefits of waste, we seek to monitor, minimize, reuse, and recycle all of our wastes, whenever possible.

Our waste reduction efforts include:

- MONITORING hazardous and non-hazardous waste generated in all of our operations
- REPLACING primary aggregates with other discarded materials, including demolished concrete
- REUSING AND RECYCLING fresh concrete returned from construction sites.

In 2017, 95% of the waste generated by our production processes was recovered, reused or recycled. The remaining material was sent to disposal sites. As a result of our efforts, the disposal of our non-hazardous waste, the most abundant waste we generate, decreased more than 9% compared to last year.

Enhancing environmental management

We use the CEMEX Environmental Management System (EMS) to evaluate and facilitate consistent, complete implementation of risk-based environmental management tools across our operations. The CEMEX EMS consists of key mechanisms for environmental impact assessment, stakeholder engagement, and accident response based upon input from a range of environmental and biodiversity specialists. The system meets ISO 14001 and EU Eco-Management and Audit Scheme (EMAS) certification and applies to all of CEMEX business activities, products, and services globally, including companies and joint ventures controlled by and/or operated by CEMEX.

3 MILLION TONS
OF WASTE CO-PROCESSED AS ALTERNATIVE FUELS IN OUR CEMENT OPERATIONS DURING THE YEAR.



At the end of 2017, 88% of our operations had implemented either the CEMEX EMS or equivalent programs. As we approach full implementation of our global EMS in 2020, our goal is for all CEMEX facilities to be 100% compliant with our internal environmental criteria.

Managing our air emissions

We are committed to reducing our air emissions' impact on the environment:

- MONITOR major and minor emissions
- IMPROVE our measurement methods
- ADAPT to new and more stringent air emissions regulations, investing accordingly and executing required training
- GO BEYOND local regulations and set ambitious targets for emissions mitigation.

CEMEX MEXICO SUBSTANTIALLY INCREASES USE OF ALTERNATIVE FUELS AND RAW MATERIALS

During the year, our cement operations in Mexico achieved a significant increase in its total fossil fuel substitution, from approximately 410 thousand tons of co-processed alternative fuels in 2016 to almost 610 thousand tons in 2017—an increase of 49%.

Selected waste and by-products containing useful minerals can be used as alternative raw materials in the kiln. In 2017, CEMEX Mexico increased by almost 20% its use of alternative raw materials, from 635 to 761 thousand tons year over year. All in all, CEMEX Mexico co-processed 1.4 million tons of industrial residues during 2017, a more than 31% increase over the previous year.

By utilizing household residues and industrial by-products, we decrease our impact on the environment and society by mitigating carbon emissions; decreasing our use of quarry materials and primary fossil fuels; and recycling materials which would otherwise go into landfills, with their accompanying impacts on air, water, soil, ecosystems, and humans. Moreover, our use of alternative fuels and raw materials not only generates social benefits, but also creates local direct and indirect jobs from their transport and processing.

CEMEX UK DIVERTS 80% OF WASTE FROM LANDFILLS

CEMEX UK is literally a "waste eater." Thanks to our Recycle R8 strategy, we now consume 80 times more waste than we send to landfills.

Through our Recycle R8 strategy, we conducted a comprehensive audit process across over 300 sites—from our quarries to our cement and concrete plants and corporate offices—put in place the right waste and recycling facilities at each site, and completely changed the culture among our employees. Before Recycle R8, we diverted 27% waste away from landfills; today it is 80%, with us moving towards our target of 100%.

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The release of nitrogen oxides (NO_X), sulfur compounds (SO_X), and dust occurs during cement manufacturing. Other emissions, including dioxins, furans, volatile organic compounds, and heavy metals, are released in very small or negligible quantities. To control our stack emissions and remain compliant with local and national regulations, we have steadily expanded emissions monitoring at our manufacturing operations even exceeding regulation requirements in many geographies.

Through our internal EMS and more specifically through our Atmospheric Emissions Global Procedure, we monitor major emissions to ensure compliance with local regulation limits. To further improve upon these efforts, we have updated the minimum performance levels to fulfill annually for major emissions. In addition, CEMEX is establishing more stringent environmental standards for air emissions that will be based on EU Best Available Techniques.

During the year, we invested more than US$83 million in sustainability initiatives, including projects to monitor and reduce our air emissions—from the replacement of electro filters with bag filters to the acquisition of continuous emissions monitoring systems (CEMs).

In 2017, 92% of our clinker was produced with CEMs in place, and our target is to reach 100% by 2020.

Environmental incidents management

We permanently work to minimize our environmental impacts, and we are well prepared to respond to any emergency that may pose a potential threat to our operations and local communities:

- WE WORK WITH OUR NEIGHBORS, officials, public agencies, and other stakeholders to develop contingency plans at each of our sites.
- WE CREATED EMERGENCY RESPONSE TEAMS that are specifically trained to address environmental incidents and hold annual emergency drills.
- WE CONSISTENTLY RECORD AND REPORT INCIDENTS at every level of our business to identify recurring root causes and to share corrective actions.

As of 2018, we have updated our Global Environmental Incident Reporting Tool to include social incidents—consolidating our holistic approach to the integral management of incidents.

CEMEX COLOMBIA INSTALLS HIGH-TECH EMISSION CONTROL TECHNOLOGY

To strengthen our control on air emissions, we completed the installation of a high-tech bag filter at our Ibague cement plant in Colombia. This new emission control system—which replaces the existing electro filter—captures the residual dust that is expelled from our different production processes. It also continues to work even through electrical faults.

Our largest cement plant in Colombia, the Ibague plant generates 200 direct jobs and produces 25% of the total cement manufactured in the country.



IBAGUE CEMENT PLANT IN COLOMBIA



STATE-OF THE ART EMISSIONS CONTROL DEVICES IN MEXICO

In 2017, we installed a new state-of-the-art bag house in place of the electrostatic dust collector at our Tamuin cement plant in Mexico. Moreover, we have an equivalent project underway at our Atotonilco Cement Plant. The total combined investment for these improvements is close to US$13 million.

While the former technology conformed to stringent dust control requirements normally found in any country, the new system enables us to go even further: recuperating more particulates for reuse as raw materials for our clinker and cement production, while reducing our electricity consumption, mitigating our emissions, and increasing our operations' safety.

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ENVIRONMENTAL INCIDENTS BY TYPE
(percentage)


1
6
10
11
16
56
DUST
OPERATING CONDITIONS
FUELS & CHEMICALS
MICRO POLLUTANTS
WATER
WASTE & MATERIALS

We believe that reporting environmental incidents is the first step to reducing their occurrence and severity. Our rigorous efforts to standardize the implementation of our environmental management processes enabled us to avoid the occurrence of Category 1 incidents during 2017.

Moreover, our Category 2 incidents decreased significantly, from 64 in 2016 to 37 in 2017. This significant drop was closely related to updating the CEMEX Environmental Incident Reporting Procedure, wherein specific incidents' circumstances were recorded in the context of the corrective action in order to ensure better follow-up and corresponding remediation.

At CEMEX, we will maintain open communications to disclose our progress and continue working with governments and community groups that support environmental improvement.

Preserving land, biodiversity and water
The preservation of land, biodiversity, and water plays a key role in our long-term resource management strategy.

Managing water to minimize use
Our operations benefit directly from water, and we must take care of this invaluable resource by optimizing its consumption and guaranteeing discharge quality.



WE ARE INCREASING OUR WATER EFFICIENCY THROUGH THE IMPLEMENTATION OF OUR CORPORATE WATER POLICY

Water availability is vital for the future of our operations and the sustainability of our business. Equally important, our use, diversion, and discharge of water into the environment impacts people, nature, and the ecosystems on which we rely. That is why CEMEX is working to establish a water baseline, prioritizing water-related risks and opportunities while following up on relevant water key performance indicators.

This includes setting water-related targets and recognizing the role our business has to play with local stakeholders to develop sustainable solutions to water management. To this end, understanding the way we use water in our business operations is a key step to determining where future issues may occur not only for our operational use, but also for the ecosystems and people who rely on flowing rivers and groundwater resources.

To protect this natural resource and enable our business to succeed, we are increasing our water efficiency through the implementation of our Corporate Water Policy across our operations. This includes standardization of our water measurement based on the Water Protocol developed in coordination with the International Union for Conservation of Nature (IUCN), together with our use of the Global Water Tool for the Cement Sector in order to prioritize our actions to reduce water consumption such as water recycling systems and rain and storm water runoff collectors.

CEMEX WINS AWARD FOR WATER REUSE PROCESS

In 2017, CEMEX Cement and Ready-Mix Technology Center in Mexico (CTCC) earned the "Best Socially Responsible Practices 2017 Award" from the Mexican Center for Philanthropy. Awarded under the promotion and responsible consumption category, the prize recognized our water reuse process for ready-mix concrete production.

Coordinated by the CTCC, our water reuse process transfers potable water rejected by food producers to our company's business units and then integrates it into our ready-mix concrete production process—avoiding waste of one of our most important natural resources.

Through this process, we have helped to save more than 150,000 m³ of water, equal to approximately 600,000 people's daily consumption. Currently covering five cities in Mexico, we plan to expand this process in 2018.

WATER FOOTPRINT
(million m³)


19.7
14.3
5.4
12.0
11.2
0.8
29.6
13.2
16.4
CEMENT
READY-MIX
AGGREGATES
TOTAL WITHDRAWALS
TOTAL DISCHARGES
TOTAL CONSUMPTION

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Approximately 9% of CEMEX operations are located in officially designated water stressed areas. We provide guidance to our operations through a holistic water management plan that prioritizes countries and sites where the water-related risks are highest and the business impact is most significant.

Biodiversity action management and quarry rehabilitation progress

Biodiversity Action Plans (BAPs) are the principal tool for CEMEX to achieve a Net Positive Impact on biodiversity. Since 2007, our operations have worked closely with BirdLife International, optimizing their unique local network of grassroots NGOs and their rich knowledge of biodiversity and ecosystem services. This work is guided by our Corporate Biodiversity Policy—which is fully integrated into our business model in all of our countries and operations and is aligned with the Convention on Biological Diversity (CBD) and its Aichi Biodiversity Targets.

In 2017, we continued acting to enhance biodiversity in and around our quarries—located in or close to high biodiversity value areas—while starting new BAP projects at other key quarries. We also continued to develop quarry rehabilitation plans for all of our active cement and aggregates quarries.

Approximately 97% of our active quarries have a rehabilitation plan in place. Additionally, 69% of our 64 active quarries located within or adjacent to high biodiversity value areas have a BAP in place.

The following are key highlights from some of our leading biodiversity projects:

Special partnership between the UK's largest nature conservation charity, the RSPB, and CEMEX UK creates 1,000 hectares of priority conservation land.

In 2010, the Royal Society for the Protection of Birds (RSPB)-CEMEX UK partnership developed a Biodiversity Strategy designed to create outstanding habitats on CEMEX land. The demanding target of 1,000 hectares was set for the year 2020, but was reached ahead of schedule with the 1,000th hectare created at Hopwas Quarry, near Tamworth in the West Midlands. Hopwas is an exhausted sand and gravel quarry. Heather cuttings containing seeds and other flora from an adjoining Site of Special Scientific Interest (SSSI) have been spread over part of the site to create heathland, a rare habitat in Northwest Europe. This 1,000 hectares of priority UK habitat provide homes for 46 threatened birds, such as twites, house sparrows, swifts, and turtledoves, plus many species of wildlife—brown hares, water voles, European eel, and small blue butterfly—and an extensive range of plant life, including rarer species such as bluebells.

Contributing to the protection of threatened wetland species in the Dominican Republic

Since 2013, CEMEX Dominican Republic has worked with Grupo Jaragua and BirdLife International in order to promote sustainable development at the Laguna Cabral Important Bird and Biodiversity Area, a Ramsar wetland of international importance in proximity to the Las Salinas Quarry. This wetland serves as a refuge for many species of wetland birds, including huge flocks of migratory ducks that use these warm waters to rest and refuel during the winter on their long journey from the U.S. to Canada. At the same time, the lagoon supports an important population of the endemic, globally vulnerable, and elusive Hispaniolan slider turtle, known locally as "*hicotea sureña*." As well as threats to the bird populations that depend on the lagoon, the turtle population faces hazards such as over-exploitation by fishermen and wetland degradation. The team has conducted numerous studies, accompanied by regular monitoring and an ethnographic and socio-economic survey to identify conservation opportunities for these species that can be integrated into and aligned with efforts to improve the livelihoods of people in these communities.

Blank-winged kite family grows at CEMEX France's Saint-Cricq du Gave/Lahontan quarry.

The black-winged kite is a priority species in France and the EU, and it has been monitored regularly for eight years at CEMEX's Saint-Cricq du Gave/Lahontan Quarry, as part of our efforts to renew the quarry's license. Working with CEMEX, LPO (BirdLife in France) has helped to identify the kite's nesting sites and forag-



IN 2017, WE CELEBRATED THE 10TH ANNIVERSARY OF THE CEMEX-BIRDLIFE GLOBAL PARTNERSHIP



SPECIAL PARTNERSHIP BETWEEN THE RSPB AND CEMEX UK CREATES 1,000 HECTARES OF PRIORITY CONSERVATION LAND



GRUPO JARAGUA COLLABORATES WITH CEMEX IN THE BIODIVERSITY CONSERVATION EFFORTS OF THE LAGUNA CABRAL IN THE DOMINICAN REPUBLIC

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CEMEX EXPANDS COLLABORATION WITH WILDLIFE HABITAT COUNCIL

CEMEX's partnership with the Wildlife Habitat Council (WHC) provides a valuable opportunity to engage CEMEX employees and local communities in wildlife enhancement initiatives and foster awareness of how industry and natural habitats can coexist. The WHC promotes and certifies habitat conservation and management on corporate lands through partnerships and education. Through a focus on building collaboration for conservation with corporate employees, other conservation organizations, government agencies, and community members, WHC programs focus on healthy ecosystems and connected communities. As a member of the WHC since 1996, CEMEX currently maintains 23 WHC Conservation Certification programs, including 15 quarries in the U.S., four in Mexico, two in Nicaragua, one in the Dominican Republic, and one in Panama. CEMEX's on-site conservation projects vary in scope from individual species management and community engagement to large-scale habitat restoration. Moreover, WHC awarded CEMEX the Gold Tier Program of the Year for our biodiversity conservation efforts at our El Carmen Nature Reserve.

WILDLIFE HABITAT COUNCIL

ing range. Specifically, they found the species nesting near the active extraction area. In the first year, three juveniles fledged, and in subsequent years, a pair has produced 14 young—frequently seen over the quarry. In the area around CEMEX quarry, the species is still present and continues to breed. The habitats are in constant evolution due to mining activity, so LPO and CEMEX developed an action plan to maintain enough favorable breeding and feeding habitat to support this important species. Actions included planting hedgerows and creating meadows on former agricultural areas, providing suitable foraging areas.

Assessment of ecosystem services for CEMEX Spain's quarry rehabilitation

Since 2011, CEMEX Spain and SEO/BirdLife have worked together to enhance conditions at the Soto Pajares Quarry. To strengthen the business case for restoring this quarry back to a biodiversity-focused end-use, SEO/BirdLife undertook an assessment of ecosystem services: benefits that people derive from nature. The study's aim was to explore the different benefits that the restoration of CEMEX Spain's Soto Pajares Quarry could provide to different groups. To understand how the flow of these ecosystem benefits change, an assessment of the current restoration plan and its possible alternatives was carried out.



SOTO PAJARES QUARRY REHABILITATION

The ecosystem services assessed included nature-based recreation, food and fiber, and global climate regulation. A global climate regulation services analysis showed that the agricultural scenario delivered the highest CO_2 emissions—approximately 38% higher than the conservation scenario—mainly due to the use of fertilizers. The findings from this study will help to inform CEMEX's decision-making about the long-term use of this site.

Building an action plan for rare insects in the Czech Republic

CEMEX's Náklo Quarry sits beside the Morava River and is home to an impressive diversity of invertebrates, including the rare oil beetle (*Meloe proscarabaeus*). It also hosts the vulnerable kingfisher (*Alcedo atthis*) and the nationally endangered variegated horsetail (*Equisetum variegatum*) plant species—only known to grow at 15 other sites in the country. CEMEX Czech Republic and CSO (BirdLife's local partner) worked together to create a BAP to conserve the rare and threatened species living on the exposed sandy habitats on the waterside. CSO and CEMEX focused their conservation actions within the quarry boundary, comparing the biodiversity of selected groups of organisms and the conservation potential of sandy shore habitats. Such habitats are recognized as among the most threatened habitats in Central Europe, with only patches remaining. The BAP focuses on understanding and promoting the special biodiversity at the lakeshore.

CEMEX Czech Republic wins awards for Náklo quarry biodiversity action plan

CEMEX Czech Republic's Biodiversity Action Plan (BAP) at its Náklo quarry was awarded the silver certificate in the Environmental Leader category in the Top Responsible Company competition, organized by Business for Society. Its BAP also won an award at the Mining Union in the Czech Republic's fifth annual competition, showcasing the best reclamation, renaturalization, and rehabilitation projects of mining areas.

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LONE STAR AWARD

CEMEX EARNS "2017 LONE STAR LAND STEWARD" AWARD

The Texas Parks and Wildlife Department recognized CEMEX for its ongoing commitment to sustainability and land stewardship with the prestigious "2017 Lone Star Land Steward Award" for the Trans-Pecos Ecoregion.

The award recognizes CEMEX, El Carmen Nature Reserve, and partner owner, Josiah Austin, for their dedication to excellence in wildlife and natural resource management through their work at El Carmen Nature Reserve in Texas. It acknowledges their continuing efforts to restore lands and native wildlife in the U.S. portion of El Carmen, along with their commitment to protect the vital wildlife corridor and bird migration route between the U.S. and Mexico.

For more than two decades, the Texas Parks and Wildlife Department has honored those who demonstrated excellence and dedicated stewardship of land through these awards.


LONE STAR



EL CARMEN NATURE RESERVE IS ONE OF THE MOST IMPORTANT BIODIVERSITY HOTSPOTS AND TRANSBOUNDARY ECOSYSTEMS IN THE WORLD.

El Carmen Nature Reserve

Located along the border between Mexico and the United States, this private cross-border conservation region is one of the most important biodiversity hotspots and transboundary ecosystems in the world. With over 140,000 hectares, El Carmen enables us to restore habitats and wildlife in an area that is more than eight times larger in size than the total sum of the areas impacted by our operations worldwide.

Over the past 16 years, El Carmen Nature Reserve has provided abundant wildlife management, research and education, and collaboration opportunities:

- WILDLIFE MANAGEMENT: Among the highlights of its protection efforts is the reintroduction of species such as the Bighorn and Pronghorn Antelope. Other species with considerably increased populations include the desert mule deer, the white-tailed deer, and the black bear. In 2017, El Carmen hosted the first invasive wildlife-monitoring workshop, focusing on the Barbary sheep, a threat to groups of bighorn sheep that were reintroduced into the Big Bend-Rio Bravo biological corridor through El Carmen's facilities.
- RESEARCH AND EDUCATION: Since 2001, nearly 1,000 students from different academic institutions have visited El Carmen Nature Reserve. This "outdoor lab" is one of 12 programs developed at El Carmen that are certified by the WHC. In 2017, 60 biology students visited El Carmen, receiving lessons from the staff on their technical expertise in wildlife surveys, wildlife radio telemetry, wildlife tracking, and nature reserve management.
- COLLABORATION: El Carmen holds active cooperation agreements with several conservation NGOs and Mexican and U.S. governments. In 2017, El Carmen conducted a Wildfire Management and Suppression Workshop, and the staff obtained their re-certification as wildfire firefighters.

Learn more about this unique nature reserve. >

Back from the Brink: 25 Conservation Success Stories

This year, we celebrated the 25th edition of CEMEX Conservation and Nature Book Series. We have long published these books as a special platform to provide conservation organizations and scientists with the opportunity to share ideas, set priorities, and create blueprints for action. Over this 25-year journey, we have consistently aspired to publish the most cutting-edge solutions in the world of conservation to protect our planet's biodiversity.

The 2017 edition, "Back from the Brink: 25 Conservation Success Stories," is published in partnership with Conservation International, Global Wildlife Conservation, the International Union for Conservation of Nature (IUCN), Oceanic Society, Turtle Conservancy, and Earth in Focus. With this book, we celebrate the remarkable resolve of innumerable people and institutions to save the ever-rising numbers of threatened species.

Through spectacular photographs, accompanied by descriptive profiles, this volume highlights the threats, causes for decline, and remarkable efforts that have saved 25 species from extinction.

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"Back From the Brink," as well as our other editions, are available for sale on our CEMEX Nature page >

CEMEX NATURE

We encourage you to stay connected and visit our website and social media channels to learn more about our conservation efforts, Nature Book Series, El Carmen Nature Reserve, and many other global biodiversity projects:

www.cemexnature.com

www.facebook.com/CEMEXNature

www.twitter.com/CEMEXNature

www.instagram.com/CEMEXNature

PROACTIVE STAKEHOLDER ENGAGEMENT

In today's world, certain issues such as the environment or sustainability are beginning to cross not only national, but also regional boundaries. We realize that working with a diverse group of stakeholders—listening to their concerns and managing our relations in a proactive and fruitful way—is key to maximizing our impact in the places where we operate.

This is reflected in our Stakeholder Engagement Policy, launched in May 2016. The policy establishes the role that stakeholder engagement and public affairs play in our company's strategy and ongoing business management.

Our unified Stakeholder Management Model guides our management team in the identification of our main stakeholders; afterwards, an engagement and communication roadmap is established. In 2017, as part of the second wave of our public affairs model rollout, we conducted training sessions in seven countries with the participation of more than 120 business leaders to ensure that stakeholder engagement is an integral part of our business agenda and daily management. As a result, our global Public Affairs network grew significantly over the past year.

We use tailor-made activities to interact with our stakeholders depending on the line of business operating in a given location. We define five levels of stakeholder engagement: local, regional, national, sub-regional, and global.

The first local level of our relations is with our direct neighbors, local communities, and local governments. It is the most important level for our company because our local communities are the most impacted by our activities, and at the same time, may have the greatest influence over our operations. Key material issues are discussed with them during our company's regular dialogue and communication. Given the importance and closeness of our local communities, on this level, we focus on social engagement activities, among others, through cooperation with local social partners such as NGOs.

AT CEMEX, WE DEFINE PUBLIC AFFAIRS AS THE PROACTIVE ENGAGEMENT OF OUR STAKEHOLDERS TO IDENTIFY BUSINESS OPPORTUNITIES AND REDUCE THE RISK TO OUR OPERATIONS. WE ARE COMMITTED TO OPEN AND CONSTANT ENGAGEMENT. ULTIMATELY, OUR OBJECTIVE IS TO BECOME AND BE PERCEIVED AS A PROACTIVE, POSITIVE NEIGHBOR AND PARTNER.

The second regional level is mainly focused on relations with environmental and transportation authorities, as well as local business organizations. We also cooperate with regional universities and other academic/expert entities, which support us with our biodiversity activities, among others.

Our third level of stakeholder engagement is national. On this level, we engage with relevant ministries and governmental bodies that are responsible for regulating areas of our company's interests, such as those in charge of infrastructure and construction. We also follow parliamentary sessions and conduct legislation monitoring to stay up to date on the latest changes to regulations connected with our business activities. To this end, our company is actively involved with sectoral associations. For instance, in Europe, we work with the Cement Producers Association, Polish Association of Ready Mixed Concrete Producers, and Polish Aggregates Producers Association, as well as employer associations—where we monitor recently implemented regulations and work together for better standards on H&S and environmental issues.

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Our fourth level of sub-regional engagement is especially important in the European Union (EU) because of the significant regulatory powers it holds over its member states. EU institutions establish regulations in pre-defined areas in which the EU has jurisdiction that are binding on its member states. Laws initiated by the EU govern most of business' regulatory framework—from environment, commerce, and competition to transportation.

We actively engage the EU and other sub-regional stakeholders in order to monitor and influence regulation of importance to our company. To do so, we are involved in industry associations operating in these regions, which help us to represent our interests in the EU. In Europe, we are a member of CEMBUREAU (European Cement Association), ERMCO (European Ready-Mix Concrete Association), and UEPG (European Aggregates Association), through which we engage with EU institutions. In South America and the Caribbean, our company is present in the Inter-American Cement Federation (FICEM).

Other sub-regional bodies that constitute important stakeholders for our company include NAFTA, Mercosur for South America and the Caribbean, ASEAN for Asia, and the Visegrad Group (V4) for Europe. Their member states have equipped all of them with different regulatory prerogatives in the areas that they cover—mostly commerce and economy.

Public Affairs Network

Cement and concrete promotion partners

We actively participate in different industrial associations at regional, national, and local levels to develop partnerships, gain knowledge, provide a voice, and in the case of our sector, promote cement and concrete.

Our business units also engage with international stakeholders such as intergovernmental organizations or sub-regional alliances, which have an impact on our company's operations.

We are increasingly involved in global bodies—which help to coordinate these worldwide topics—such as the Cement Sustainability Initiative (CSI). Thanks to this involvement, our company takes an active role in collective global stakeholder engagement.

The CSI is a sector initiative within the World Business Council for Sustainable Development (WBCSD). There, we lead the Communications Taskforce, where we have been actively involved in an industry-coordinated effort to promote concrete as a sustainable material. Also, we work in close coordination with CEMBUREAU and other cement associations to ensure our alignment on a global scale. We have been collaborating on the image and perception campaign that these associations developed to coordinate communication and advocacy activities at the regional level.

In September 2017, FICEM appointed one of our CEMEX Country Managers from the South Central America and Caribbean region as its new president for the 2017–2020 period. In FICEM, we also coordinate the Communications Committee, which has been working to co-process legislation across the region with actual roadmaps by country.

On a national level, 19 of our 21 business units enjoy leading roles on the different cement, concrete, and aggregates associations in which we participate. During 2017, executives from CEMEX served as chairmen of 10 national associations. Our active participation in these associations give us crucial influence to push, along with other companies, fundamental topics for our sector such as sustainability practices, H&S standards, and alternative fuels, among others.

A GROWING NETWORK

Our Public Affairs Network continued growing significantly over the past year, reflecting our commitment to our global stakeholder engagement strategy. In 21 countries, our Public Affairs executives are taking the lead on engaging with government officials, working with business associations, and collaborating with NGOs and academics, among other activities.

MAIN CEMENT AND CONCRETE ASSOCIATIONS

Cement Sustainability Initiative (CSI)	Global
European Cement Association (CEMBUREAU)	Regional (Europe)
European Ready Mixed Concrete Organization (ERMCO)	Regional (Europe)
European Aggregates Association (UEPG)	Regional (Europe)
Inter-American Cement Federation (FICEM)	Regional (LATAM)
National Chamber of Cement (CANACEM)	National (Mexico)
Portland Cement Association (PCA)	National (USA)
National Ready Mixed Concrete Association (NRMCA)	National (USA)
American Concrete Pavement Association (ACPA)	National (USA)
Cement Manufacturers' Association of the Philippines (CEMAP)	National (Philippines)



WE USE TAILOR-MADE ACTIVITIES TO INTERACT WITH OUR STAKEHOLDERS DEPENDING ON THE LINE OF BUSINESS OPERATING IN A GIVEN LOCATION.

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2.4 Sustainability is fully embedded in our business

PARTNERSHIPS TOWARD SUSTAINABLE DEVELOPMENT

Consistent with our commitment to work as One CEMEX, collaboration across external and internal boundaries is crucial to our contribution to the 17 UN SDGs.

Our global partnerships are a key success factor in the meaningful role we play to positively impact society through our collaborative efforts and our ability to transform societal challenges into business opportunities that generate positive, long-lasting impact.

BEST PRACTICES

ENVIRONMENT

KNOWLEDGE

SOCIAL

CEMENT AND CONCRETE PROMOTION

Environment partners

We work closely with several partners to protect the environment and biodiversity of the countries in which we operate by engaging in fruitful partnerships with global, national, and local organizations.

For more than two decades, we have actively spread a culture of appreciation and respect for nature among our company, our stakeholders, and the global community. Indeed, we have been honored to work with over 20 conservation NGOs in the past 25 years.

At a global level, we cooperate closely with UNESCO, Wild Foundation, BirdLife International, Wildlife Conservation Society, World Habitat Council, Wildlife Habitat Council (WHC), Conservation International, and the International Union for Conservation of Nature (IUCN). These projects have led to a series of conservation and nature books that have proved widely successful.

Knowledge and learning partners

We often leverage the knowledge and expertise from our partnerships with academic and research institutions.

In 2013, we began a productive collaboration with the Earth Engineering Center of Columbia University and The City College of New York to conduct a yearlong study on the life-cycle effects of alternative fuels in cement manufacturing. Focused on our waste combustion technologies, the study included multiple visits to our cement plants in the U.S. and Mexico, as well as a thorough analysis of operating data. The study concluded that the use of fuels derived from municipal solid wastes (MSW) in cement production reduces greenhouse gas emissions significantly compared with the use of high-quality coal due to the biogenic content of MSW-derived fuels.

We continue to support the Massachusetts Institute of Technology (MIT) Concrete Sustainability Hub (CSHub). By conducting ongoing research, the mission of the MIT CSHub is to develop breakthroughs that will achieve sustainable and durable homes, buildings, and infrastructure through advances in concrete technology. MIT results show that inter-industry competition means lower prices for both concrete and asphalt and that a diversified network provides better performance.



WE WORK CLOSELY WITH SEVERAL PARTNERS TO PROTECT THE ENVIRONMENT AND BIODIVERSITY.

Social impact partners

Through cooperation, we can achieve better results through the co-creation of value for society.

Our internal collaboration between areas has enabled a variety of projects to thrive. Moreover, our more than 500 partnerships and strategic alliances worldwide have proven a key success factor in multiplying our positive impact on society. These collaborative alliances have made possible joint projects, best practices documentation, and pilots of socially innovative solutions throughout different lines of action: resiliency, environment, education, social integration, health, women's empowerment, employment opportunities, inclusive businesses, affordable housing, volunteering, and CEMEX Foundation activities.

Our capacity to develop and continually strengthen partnerships is key to our ability to face daily societal challenges and transform them into business opportunities that generate positive long-lasting impact.

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GRI 102-40, GRI 102-42, GRI 102-43, GRI 102-44

2.4 Sustainability is fully embedded in our business

STAKEHOLDER ENGAGEMENT AND COMMUNICATION MECHANISMS

CEMEX has established several communications mechanisms for our most important stakeholder groups to maintain an open channel of communication.

STAKEHOLDERS	KEY CONCERNS	COMMUNICATION CHANNELS AND FREQUENCY	OUTCOMES
TOP MANAGERS AND EMPLOYEES	• Health and safety • Company's economic performance in mid and long term • Customer engagement and satisfaction • Career growth and development	• Monthly newsletter • Quarterly internal magazines • Periodic site visits/dialogue sessions with management • Periodic town halls and webcasts • Ongoing leadership engagement and communications, Shift (intranet), email, on-site, message boards, and training programs • Annual performance appraisal mechanisms and dialogues • Engagement survey (biennially)	• Worldwide permanent efforts to reach our zero fatalities and zero injuries goal • Better understanding of employees needs and professional growth expectations
CLIENTS	• Customer engagement and satisfaction • Company's economic performance in mid and long term • Quality products, services and solutions • Sustainability management practices	• Ongoing customer relationship management through sales representative • Annual commercial events • Annual customer-satisfaction surveys • Customer service centers and help lines	• Customer centricity strategy • Clear understanding of our customers' needs and concerns
SUPPLIERS	• Health and safety • Company's economic performance in mid and long term • Fair business conditions • Sustainability management practices	• Daily procurement interactions • Ongoing capacity building programs (i.e., Supplier portal) • Supplier sustainability guidance	• CEMEX Supplier Sustainability Program • Inclusion of human rights, labor, antitrust and sustainability clauses in our contracts and purchase orders • Promotion of local suppliers
NGOS AND ACADEMIC INSTITUTIONS	• Quarry rehabilitation, biodiversity preservation and ecosystem management • Company's economic performance in mid and long term	• Annual integrated report and conservation books • Project specific and partnership collaboration	• Knowledge generation and sharing • Strategic partnerships and alliances to multiply our efforts and achieve our goals
COMMUNITIES	• Company's economic performance in mid and long term • Environmental impact mitigation and management • Health and safety • Human Rights • Quarry rehabilitation, biodiversity preservation and ecosystem management • Transparent communication • Contribution to community well-being and development • Local employment opportunities	• Ongoing one-to-one meetings with community leaders, government officials and organizations • Quarterly community advisory panels, dialogue sessions and town hall meetings • Annual open house days at operating sites • Ongoing educational programs on sustainability and capacity and skills training • Participation in local career events • Development of community infrastructure, volunteering and social investment initiatives • Development of inclusive business programs	• Creation of social and inclusive businesses • Generation of empowerment and capacity building • Improvement to community infrastructure and well-being • Development of learning opportunities • Open communication and feedback
ANALYSTS, INVESTORS, SHAREHOLDERS	• Company's economic performance in mid and long term • Corporate Governance • Environmental, Social and Governance (ESG) disclosure and performance	• Regular meetings, webcasts and conference calls • Quarterly financial updates and guidance • Annual integrated report, annual reports, and mandatory filings • Ongoing website updates and press releases • Annual CEMEX Day investor event	• Understanding of CEMEX financial position, performance and business perspectives and risks • Understanding of management and corporate ESG practices
LOCAL, NATIONAL AND REGIONAL GOVERNMENTS AND REGULATORY BODIES	• Environmental impact mitigation and management • Company's economic performance in mid and long term • Health and safety • Climate change and CO_2 emissions policy • Infrastructure and housing solutions • Local employment opportunities	• Annual integrated report and conservation books • Ongoing public policy discussions • Long-term partnerships • Periodic meetings and working groups • Periodic plant visits • Events and conferences	• Collaboration and communication with governments and regulatory bodies • Successful adaptations to new local, national and regional regulations
BUSINESS ASSOCIATIONS AND TRADE ORGANIZATIONS	• Active engagement and guidance	• Periodic meetings • Annual conferences • Ongoing working groups • Ongoing research studies	• Development of coordinated initiatives with trade associations • Best practices sharing

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SUPPLIER RELATIONSHIP MANAGEMENT

Our progress in supplier sustainability engagement

We continue to develop a strong relationship with our supplier network. Since 2010, our Supplier Sustainability Program has made an extensive commitment to sustainability across our value chain, communicating and promoting responsible practices.

Our 2020 goal is to evaluate at least 55% of our company's procurement and energy spends. By the close of 2017, we reached 25%. During 2017, almost 1,300 suppliers were assessed using sustainability criteria. Additionally, to reinforce our sustainability expectations, we include Human Rights, Labor, Antitrust, and Sustainability clauses in contracts and purchase orders.



A third-party evaluator performs this assessment based on ISO 26000, covering Social, Environmental, Health & Safety (H&S), Business Ethics, Stakeholder Relationships, and Financial Performance standards. After our suppliers are evaluated, the specialized firm with which we have partnered analyses the information provided and prepares a consolidated report, including findings and conclusions from the assessment, identified opportunity areas, and a clear action plan to close the gaps. This evaluation is periodically updated, and suppliers are expected to continuously improve their score. This grade is integrated into the supplier's scorecard to track and reward suppliers that demonstrate advanced sustainability practices.

Top Performing Suppliers In Sustainability

This year, we want to recognize the following companies for their outstanding performance and high level of engagement in their sustainability practices:

- Implementos y Maquinarias C. por A.
- Wartsila Colombia S.A.
- Hays Specialist Recruitment Ltd.



OUR SUPPLIER SUSTAINABILITY PROGRAM INCLUDES H&S, COMMUNITY RELATIONS, HUMAN RIGHTS, EMPLOYEE DEVELOPMENT AND DIVERSITY, AND ENVIRONMENTAL COMPLIANCE, AMONG THE EVALUATION CRITERIA.

SUPPLIER SUSTAINABILITY ENGAGEMENT PROGRESS

< 2009
- Identification of best practices in CEMEX countries
- Program validated by Corporate Sustainability

2010
- Program implemented
- Joined the UN Global Compact Advisory Group on Supply Chain Sustainability
- Most countries started supplier "self assessments"

2011
- Implemented "Code of Conduct when Doing Buisness with Us"

2013
- Pilot suppliers evaluated by a third party on Corporate Social Responsibility maturity
- Joined the Cement Sustainability Initiative's (CSI) Supply Chain

2014
- Global contract with AFNOR to evaluate suppliers
- Defined a 2020 global target to assess 55% of procurement spend

2015
- Defined yearly targets to assess suppliers
- 250 suppliers invited
- Evaluation of suppliers covering 8% of target spend

2016
- Evaluation of suppliers covering 17% of target spend
- Monitoring yearly objectives

2017
- Evaluation of suppliers covering 25% of target spend
- Developed Sustainability Questionnaire with different third party evaluators

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2.4 Sustainability is fully embedded in our business

2018 Suppliers Global Events

We are constantly evolving in order to become more flexible in our operations, more creative in our commercial offerings, more sustainable in our use of resources, more efficient in our capital allocation, and more innovative in conducting our global business. We believe that fostering innovation alongside our suppliers is fundamental: a win-win process that promotes continuous improvement for our supply chain, benefiting both CEMEX and our suppliers.

Through the 2018 Global Edition of INTEGRATE your ideas, suppliers can share with us one or several transforming ideas.

Purpose and benefits

- Strengthen collaboration
- Promote innovation as a win-win process
- Generate new thinking processes
- Improve supply chain practices
- Contribute to cost-reduction strategies
- Replicate winning ideas across CEMEX
- Promote the supplier's brand name throughout CEMEX operations
- Provide value for their clients.
- Enhance the quality and image of their company.



Our Supplier of the Year program aims to recognize suppliers for their contribution to our businesses by delivering profitable and innovative solutions and services to CEMEX and our customers.

The program recognizes four categories:

- HEALTH AND SAFETY: Strong commitment to safety with Zero4Life mindset, investing in and implementing a formal, measurable safety program.
- SUSTAINABILITY: Supplier with demonstrated leadership and outstanding performance on Suppliers Evaluation Program.
- INNOVATION: Outstanding performance in the introduction of new products or services to meet CEMEX's current and future business needs.
- EXCELLENCE: Provides competitive advantage by exceeding cost performance goals (technology, assistance, delivery, payment terms, etc.) and objectives for products or services.

The suppliers with outstanding results in each category are recognized with a special award. The one with the highest score across all categories obtains the main prize as *Supplier of the Year*.

ENHANCING OUR SUPPLIERS' SUSTAINABILITY

We measure and strengthen the maturity of our supply network's sustainability, providing a clear understanding of the basic sustainability requirements for our suppliers.

Our sustainability value statements are included in our Human Rights Policy, Code of Conduct when Doing Business with Us, and Code of Ethics.



OUR SUPPLIER SUSTAINABILITY PROGRAM HAS MADE AN EXTENSIVE COMMITMENT TO SUSTAINABILITY ACROSS OUR VALUE CHAIN.

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3.1 Corporate governance

CEMEX's Board of Directors and management are committed to maintaining the highest standards of corporate governance. As a public company, it is imperative that we keep our investors fully informed of all activities and ensure our financial disclosures meet the highest ethical standards.

Our corporate governance practices are governed by our bylaws and all applicable provisions mainly in both Mexican and U.S. securities laws. We adhere to all applicable Mexican regulations, as well as NYSE and U.S. Securities and Exchange Commission requirements for foreign private issuers, including the Sarbanes-Oxley Act of 2002 (SOX). Also, we voluntarily comply with the Mexican Code of Best Practices, which provides recommendations for better corporate practices for listed companies in Mexico. Beyond compliance and strict adherence to the law, we manage CEMEX with the utmost integrity. Everything we do rests on this foundation.

The CEMEX Board of Directors is composed of qualified directors who provide appropriate oversight, and includes directors that meet the independence criteria under applicable laws. In addition, one member of our audit committee meets the requirements of a "financial expert" as defined by SOX.

In 2017, the Board, led by Chairman Rogelio Zambrano, included 15 directors, nine of whom qualify as independent directors according to criteria specified under Mexican Securities Law. During the year, the board met four times to report on a wide range of relevant issues, including sustainability-related concerns and financial strategy, with average board meeting attendance of approximately 95%.

Although our Board of Directors is responsible for supervising the company's overall operation, all CEMEX employees play a critical role in enforcing good governance and financial reporting practices. We have created a collaborative environment that includes: 1) A system to ensure relevant information reaches senior management in a timely manner; 2) A system for anonymously and confidentially communicating to the audit committee complaints and concerns regarding accounting and audit issues; 3) A process for anonymously and confidentially submitting complaints related to unethical conduct and misuse of assets; and 4) A task force to follow legal requirements and best corporate-governance practices and, when appropriate, propose further improvements. Our Code of Ethics reflects the requirements of SOX.

15 MEMBERS
COMPOSE CEMEX'S BOARD OF DIRECTORS; NINE OF THEM QUALIFY AS INDEPENDENT DIRECTORS.

BOARD OF DIRECTORS

Non-Independent Directors
Rogelio Zambrano Lozano
Executive Chairman of the Board

Fernando A. González Olivieri
Tomás Milmo Santos
Ian Christian Armstrong Zambrano
Marcelo Zambrano Lozano
Ramiro Gerardo Villarreal Morales

Independent Directors
Armando J. García Segovia
Rodolfo García Muriel
Roberto Luis Zambrano Villarreal
Dionisio Garza Medina
José Manuel Rincón Gallardo Purón
Francisco Javier Fernández Carbajal
Armando Garza Sada
David Martínez Guzmán
Everardo Elizondo Almaguer

Secretary
Roger Saldaña Madero
(Not a member of the Board of Directors)

Alternate Secretary
René Delgadillo Galván
(Not a member of the Board of Directors)

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3.1 Corporate governance


BOARD OF DIRECTORS
AUDIT COMMITTEE
CORPORATE PRACTICES AND FINANCE COMMITTEE
SUSTAINABILITY COMMITTEE
CEO
Fernando A. González
EVP STRATEGIC PLANNING & BUSINESS DEVELOPMENT
Juan Pablo San Agustín
• Strategic Planning
• Business Development
• CEMEX Ventures
EVP ADMINISTRATION & ORGANIZATION
Luis Hernández
• Human Resources
• Process & IT
• Global Services
• Vendor Management
• NEORIS
EVP SUSTAINABILITY & OPERATIONS DEVELOPMENT
Jesús González
• Operations & Technology
• Energy
• Sourcing
• R&D & IP Management
• Health & Safety
• Sustainability
EVP FINANCE (CFO)
José Antonio González
• Legal
• Taxes
• Controllership
• Debt Funding
• Equity, Risk & Fin. Plan.
• Corporate Treasury
• Insurance & Risk Mgmt.
EVP INVESTOR RELATIONS, COMMUNICATIONS & PA
Maher Al-Haffar
• Investor Relations
• Communications
• Public Affairs
EVP CORPORATE AFFAIRS & ERM
Mauricio Doehner
• Corporate Affairs
• Enterprise Risk Management
• Corporate Social Responsibility
• Global Security
PRESIDENT CEMEX MEXICO
Juan Romero
• Mexico
• Customer Centricity
• Digital Commercial Model
PRESIDENT CEMEX USA
Ignacio Madridejos
• United States
• Aggregates
PRESIDENT CEMEX SCA&C
Jaime Muguiro
• Colombia
• Panama
• Dominican Republic
• TCL Group
• Costa Rica
• Nicaragua & El Salvador
• Puerto Rico
• Guatemala
• Peru, Brazil & Argentina
• Ready-Mix and Grow the Pie
PRESIDENT CEMEX EUROPE
Jaime Elizondo
• UK
• Germany & Central Europe
• Czech Republic
• Spain
• France
• Poland
• Croatia
• Latvia
• Cement Operations
PRESIDENT CEMEX AMEA
Joaquín Estrada
• Philippines
• Egypt
• Israel
• United Arab Emirates
• Malaysia
• Global Trading
• Supply Chain

As of December 31, 2017.

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3.1 Corporate governance

AUDIT COMMITTEE

The Audit Committee is responsible for evaluating our internal controls and procedures and identifying deficiencies; following up with corrective and preventive measures in response to any non-compliance with our operation and accounting guidelines and policies; evaluating the performance of our external auditors; describing and valuing non-audit services performed by our external auditors; reviewing our financial statements; assessing the effects of any modifications to the accounting policies approved during any fiscal year; and overseeing measures adopted as a result of any observations made by our shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls, and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees and analyzing the risks identified by CEMEX, S.A.B. de C.V.'s independent auditors, accounting, internal control and process assessment areas. During 2017, the Audit Committee met three times with meeting attendance of 100%.

PRESIDENT

José Manuel Rincón Gallardo Purón

Roberto Luis Zambrano Villarreal

Rodolfo García Muriel

Francisco Javier Fernández Carbajal

CORPORATE PRACTICES AND FINANCE COMMITTEE

The Corporate Practices and Finance Committee is responsible for evaluating the hiring, firing and compensation of our Chief Executive Officer; reviewing the hiring and compensation policies for our executive officers; reviewing related party transactions; reviewing policies regarding the use of corporate assets; reviewing unusual or material transactions; evaluating waivers granted to our directors or executive officers regarding seizure of corporate opportunities; identifying, evaluating and following up on the operating risks affecting the company and its subsidiaries; evaluating the company's financial plans; reviewing the company's financial strategy and its implementation; and reviewing mergers, acquisitions, market information, and financial plans, including financing and related party transactions. During 2017, the Corporate Practices and Finance Committee met six times with meeting attendance of 100%.

PRESIDENT

Dionisio Garza Medina

Francisco Javier Fernández Carbajal

Rodolfo García Muriel

Armando Garza Sada

SUSTAINABILITY COMMITTEE

The Sustainability Committee is responsible for ensuring sustainable development in our strategy, supporting our Board of Directors in fulfilling its responsibility to shareholders regarding sustainable growth; evaluating the effectiveness of sustainability programs and initiatives; providing assistance to our Chief Executive Officer and senior management team regarding the strategic direction on sustainability; and endorsing our model of sustainability, priorities, and key indicators. During 2017, the Sustainability Committee met four times with average meeting attendance of approximately 85%.

PRESIDENT

Armando J. García Segovia

Francisco Javier Fernández Carbajal

Ian Christian Armstrong Zambrano

Marcelo Zambrano Lozano

As of December 31, 2017

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3.1 Corporate governance



EXECUTIVE COMMITTEE

From left to right: Mauricio Doehner, Jesús González, Luis Hernández, Maher Al-Haffar, Jaime Elizondo, Juan Romero, Fernando A. González, Ignacio Madridejos, José Antonio González, Joaquín Estrada, Jaime Muguiro, Juan Pablo San Agustín.

FERNANDO A. GONZÁLEZ (63)

Chief Executive Officer

Since joining CEMEX in 1989, Fernando A. González has held several senior management positions, including Corporate Vice President of Strategic Planning, head of operations in Venezuela, President of CEMEX Asia, President of the CEMEX South America and the Caribbean region, President of the CEMEX Europe, Middle East, Africa, Asia and Australia region, and Executive Vice President of Strategic Planning, Finance and Administration (CFO). Fernando was appointed Chief Executive Officer in 2014. He also serves in the Board of Directors of Grupo Cementos de Chihuahua, Axtel, and Tecnológico de Monterrey's Business School. He earned his BA in Administration and an MBA, both from Tecnológico de Monterrey.

MAHER AL-HAFFAR (59)

Executive Vice President of Investor Relations, Corporate Communications and Public Affairs

Maher Al-Haffar joined CEMEX in 2000, and has held several executive positions, including Managing Director of Finance, Head of Investor Relations, and Vice President of Investor Relations, Corporate Communications and Public Affairs. Currently, as part of his role, he is also leader of the digital marketing effort at CEMEX and is member of the NYSE Advisory Board. Before joining CEMEX, Maher spent nineteen years with Citicorp Securities Inc. and with Santander Investment Securities, as an investment banker and capital markets professional. Maher holds a BS in Economics from the University of Texas, and a Master's degree in International Relations and Finance from Georgetown University.

MAURICIO DOEHNER (43)

Executive Vice President of Corporate Affairs and Enterprise Risk Management

Mauricio Doehner joined CEMEX in 1996, and has held several executive positions in Strategic Planning and Enterprise Risk Management at CEMEX Europe, Asia, the Middle East, South America, and Mexico. He has also worked in the public sector, at the Mexican Presidency. Mauricio holds a BA in Economics from Tecnológico de Monterrey, an MBA from IESE/IPADE, and a Professional Certification in Competitive Intelligence from the FULD Academy of Competitive Intelligence in Boston, Massachusetts.

JAIME ELIZONDO (54)

President CEMEX Europe

Jaime Elizondo joined CEMEX in 1985, and has held several executive positions, including head of operations in Panama, Colombia, Venezuela, and Mexico, and more recently as President of the CEMEX South, Central America and the Caribbean region. He holds a BS in Chemical and Systems Engineering and an MBA, both from Tecnológico de Monterrey.

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JOAQUÍN ESTRADA (54)
President CEMEX Asia, Middle East and Africa

Joaquín Estrada joined CEMEX in 1992, and has held several executive positions, including head of operations in Egypt and Spain, and more recently as President of CEMEX Asia. Currently, as President of the CEMEX Asia, Middle East and Africa region, he is also responsible of Global Trading. Joaquín holds a BA in Economics from the University of Zaragoza, Spain, and an MBA from the Instituto de Empresa.

JESÚS GONZÁLEZ (52)
Executive Vice President of Sustainability and Operations Development

Jesús González joined CEMEX in 1998, and has held several senior positions, including Corporate Director of Strategic Planning, Vice President of Strategic Planning in CEMEX USA, President of CEMEX Central America, and more recently as President of CEMEX UK. In his current position, Jesús heads the Health and Safety, Operations and Technology, Energy, Procurement, Sustainability, and Research and Development areas. He holds a MSc in Naval Engineering from the Polytechnic University of Madrid and an MBA from IESE - University of Navarra, Barcelona.

JOSÉ ANTONIO GONZÁLEZ (47)
Executive Vice President of Finance and Chief Financial Officer

José Antonio González joined CEMEX in 1998, and has held several executive positions in the Finance, Strategic Planning, and Corporate Communications and Public Affairs areas. In his current position, José Antonio heads CEMEX's Finance, Legal, Controllership, Tax, and Process Assessment areas. Jose Antonio holds a BS in Industrial Engineering from Tecnológico de Monterrey, and an MBA from Stanford University.

LUIS HERNÁNDEZ (54)
Executive Vice President of Administration and Organization

Luis Hernández joined CEMEX in 1996, and has held senior management positions in Strategic Planning and Human Resources. In his current position, he heads the areas of Organization and Human Resources, Processes and IT, Digital Innovation, Global Service Organization, Vendor Management Office, as well as Neoris. Luis holds a BS in Civil Engineering from Tecnológico de Monterrey, and a Master's degree in Civil Engineering and an MBA, both from the University of Texas at Austin.

IGNACIO MADRIDEJOS (52)
President CEMEX USA

Ignacio Madridejos joined CEMEX in 1996, and has held senior management positions in the Strategic Planning area, as well as head of operations in Egypt, Spain, Western Europe, and more recently, Northern Europe. Ignacio holds a MSc in Civil Engineering from the Polytechnic University of Madrid, and an MBA from Stanford University.

JAIME MUGUIRO (49)
President CEMEX South, Central America and the Caribbean

Jaime Muguiro joined CEMEX in 1996, and has held several executive positions in the Strategic Planning, Business Development, Ready-Mix Concrete, Aggregates, and Human Resources areas, and also headed CEMEX operations in Egypt and our operations in the Mediterranean region. He holds a BA in Management from San Pablo CEU University, Spain, a Law degree from the Universidad Complutense of Madrid, and an MBA from the Massachusetts Institute of Technology.

JUAN ROMERO (61)
President CEMEX Mexico

Juan Romero joined CEMEX in 1989, and has held several senior positions, including head of operations in Colombia and Mexico, as well as President of the CEMEX South America and the Caribbean region, and of the CEMEX Europe, Middle East, Africa and Asia region. Juan Romero holds BA and BS degrees in Law, Economics and Management from the University of Comillas, Spain.

JUAN PABLO SAN AGUSTÍN (49)
Executive Vice President of Strategic Planning and New Business Development

Juan Pablo San Agustín joined CEMEX in 1994, and has held senior positions in the Strategic Planning, Continuous Improvement, e-Business, and Marketing areas. Currently, he is also President of CEMEX Ventures. He holds a BS in Administration from the Metropolitan University, Spain, and an MBA from the Instituto de Empresa.

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3.2 Integrity and compliance

Our governance and management practices are guided by our relentless commitment to creating long-term shareholder value.

STRENGTHENING BUSINESS ETHICS AND TRANSPARENCY

Acting with Integrity is key to our long-term success. That is why it is one of the five core values driving our company forward.

A culture of integrity is critical to achieving our sustainable growth. High levels of trust, together with a strong business reputation, make it easier to operate; help attract and retain our people, customers, and suppliers; contribute to good relationships in our local communities; and pave the way to confidently enter new markets. Compliance is an essential element of our company's culture of integrity—requiring responsible conduct from all of our employees, directors, and third-party business partners in accordance with all applicable laws, internal codes, and policies.

CEMEX's Code of Ethics

We established our Code of Ethics and Business Conduct so that all of our employees abide by the same high standards of conduct. The Code governs our relationships with all of our stakeholders and addresses anti-bribery, antitrust compliance, prevention of money laundering, related-person transactions, workplace health and safety, environmental responsibility, confidentiality terms, conflicts of interest, financial controls and records, and preservation of assets. Through our local ethics committees, training programs, global integrity campaigns, and secure internal communications channels, we create awareness and enforcement of the Code. Moreover, we periodically evaluate its provisions and update it as needed.

Our reporting mechanism – ETHOSline

If there are concerns or suspected violations pertaining to ethics, governance or compliance, it's important that our employees, our stakeholders, and the general public have a trusted place to which they can turn. Managed by an autonomous third party, our ETHOSline provides an online portal and phone line for sending comments, requesting advice, and submitting complaints on these topics. Accessible through our company website, this secure, confidential, and independent portal is available 24 hours a day, seven days a week. It is open and free for all to use.

Our main goal is to get to the bottom of every report; all cases are investigated without exceptions. We carry out the investigation, handle it according to our ETHOS Manual, and if applicable, apply consequences if our Code of Ethics is violated.

Overall, from a total of 568 cases reported through our official reporting channels in 2017, 432 were closed, of which 213 were found to be true and 185 disciplinary actions were taken. From the true cases reported, 73 employees were dismissed as a result of investigations.

Business ethics training and communication

Our employees are informed of CEMEX business ethics principles in various ways, including our Code of Ethics, internal communications and displays, face-to-face and online legal training through our intranet Policy Center, legal audits, relevant global policies, and other related activities. In 2017, close to 550 communications campaigns to strengthen employees' awareness of business ethics and human rights issues were deployed across our business units, including our corporate headquarters, with each of them reaching

OUR ETHOSLINE PROVIDES AN ONLINE PORTAL AND PHONE LINE FOR SENDING COMMENTS, REQUESTING ADVICE, AND SUBMITTING COMPLAINTS.

ETHOSLINE REPORT STATISTICS


359
453
568
2015
2016
2017

ETHICS-RELATED REPORTED CASES

	TOTAL REPORTED CASES
Human Resources, Diversity, and Workplace Respect	244
Business Integrity	221
Misuse/Misappropriation of Corporate Assets	56
Health & Safety issues	47
TOTAL	**568**

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3.2 Integrity and compliance

2017 BUSINESS ETHICS AND HUMAN RIGHTS RELATED TRAINING

	TOTAL TRAINING HOURS
Competition and Antitrust	7,614
ETHOS Awareness	1,302
Conflict of interest	1,282
Corruption and Bribery	750
Code of Ethics and Business Conduct	514
Workplace behavior, harassment and discrimination	390
Other	464
TOTAL	**12,316**


CEMEX

our online and offline audiences employees. These campaigns also help to promote our company values and to inform our employees about unacceptable behavior such as discrimination, improper treatment, mobbing, theft, and workplace harassment, as well as to reinforce our institutional reporting mechanisms.

During 2017, our employees received training related to business ethics, dedicating more than 12,300 hours to subjects related to Business Ethics and Human Rights.

In addition, more than 600 employees, including top management, participated in our ETHOS Awareness sessions, designed and launched in 2017 to create awareness about our ethics program and its composition, the expected way in which each employee should daily embrace integrity, as well as discuss possible scenarios. Participants from different organizational levels and backgrounds were able to have an open conversation about ethical topics.

CEMEX Global Compliance Program

CEMEX abides by fair trade and competition principles, and we do not tolerate price-fixing, market allocation, predatory pricing or other illegal market practices. Our Anti-Bribery/Anti-Corruption Global Policy, Global Antitrust Policy, Global Conflict of Interest Policy, Related Person Transactions Policy, and Insider Trading Policy outline our strict procedures and commitment to global expectations and standards.

To further promote our employees act in a manner consistent with our values, CEMEX's Compliance Department permanently implements our Global Compliance Program (GCP). With a worldwide focus, our GCP is based on relevant policies such as insider trading, anticorruption, antitrust, conflicts of interest, information retention, and privacy, among others. While the scope of our GCP is global, special attention is given to the most sensitive countries related to corruption risks in our business system process. Through this program, internal legal audits and legal training for employees on these previously listed matters are conducted.

As part of the program, in 2017, we conducted 115 internal legal audits in 9 countries. Our Code of Ethics reflects the requirements of the Sarbanes-Oxley Act of 2002 (SOX). We are in compliance with the applicable sections of SOX, including section 404.

Our commitment to respect human rights

CEMEX respects all human rights, including those set forth in the International Bill of Human Rights, as well as the principles concerning fundamental labor rights set out in the International Labour Organization's Declaration on Fundamental Principles and Rights at Work.

We also embrace the UN Guiding Principles on Business and Human Rights, and as a signatory and active participant in the UN Global Compact, we align our operations and strategies with the 10 Principles established around Human Rights, Labor, Environment, and Anti-Corruption. In addition, we annually submit an Advanced Communication of Progress (COP) to the Global Compact, demonstrating our strong commitment to adherence with these principles.

These international standards and principles shaped our Corporate Human Rights Policy, signed by our CEO in 2014. During 2017 we undertook to enhance our Corporate Human Rights Policy, which is expected to be signed by our CEO during 2018. Our enhanced Human Rights Policy will reaffirm our commitment to the promotion of and respect for human rights across our worldwide operations, local communities in which we operate, and throughout our supply chain. Additional Corporate Policies that support our commitment to Human Rights include our Code of Ethics and Business Conduct, Suppliers Code of Conduct when Doing Business with Us, Health and Safety Policy, Stakeholder Engagement Policy, Environmental Policy, Water Policy, and Biodiversity Policy, among others. All our policies and procedures are applied consistently wherever we operate by employees, suppliers, contractors and business partners.

Human rights risks identification

We identify and assess compliance and integrity risks, including those related to human rights, through an integral due diligence approach that includes:

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- ENTERPRISE RISK MANAGEMENT (ERM): a process of risk detection and analysis is permanently executed through a dedicated corporate function at global, regional, and local levels, enabling the deployment of corresponding monitoring, mitigation, and reporting measures in a timely manner. A resulting Global Risk Agenda, including top identified risks, is periodically presented to the Risk Management Committee, comprised of all of the members of CEMEX Executive Committee. Additionally, key material risks are evaluated and tracked by the Corporate Practices and Finance Committee, composed of members of the Board of Directors. Moreover, other risk management processes within CEMEX, such as internal controls and audits, complement the ERM function.
- GLOBAL COMPLIANCE PROGRAM (GCP): legal compliance audits ("dawn raids") are permanently conducted with a focus on antitrust, anti-bribery, and insider trading issues in all of the countries in which we operate, especially the most sensitive in terms of corruption risks in our business systems and processes.
- ASSESSMENT OF SUPPLIERS: we partner with specialized independent firms to perform sustainability assessments of our suppliers across all geographies, including the assurance and promotion of human rights compliance in their workforce and supply chain.
- ASSESSMENT OF CONTRACTORS: program created to ensure those contractors with which we engage are equally committed to respect human rights in relation to the health and safety of their employees, clients, and the communities in which they operate. To support CEMEX in this important program, we rely on leading global technology and applications development firms.
- CEMEX ETHOS COMMITTEE, GLOBAL ETHICS COMMITTEE, AND LOCAL ETHICS COMMITTEES: these dedicated taskforces are composed of representatives from different functions in each of the countries in which we operate. Their specific purpose is to ensure awareness and enforcement of CEMEX Code of Ethics. They also receive, investigate, and resolve reported ethics breaches, including those related to human rights.
- ETHOSLINE: this is another of our communication and reporting mechanisms that enables the identification of human rights related risks not only in our operations, but also in the communities in which we work. CEMEX seeks to ensure that our values remain alive and our Code of Ethics is properly managed. Therefore, we encourage all of our employees, our stakeholders, and the general public to submit suggestions, inquiries, and possible violations through ETHOSline.

Assessing our human rights risks

Besides CEMEX due diligence efforts to identify human rights risks, in 2017, we proactively conducted an internal assessment to locate potential human rights issues across all of the countries in which we have cement, ready-mix concrete, and aggregates operations, maritime terminals and those countries where our largest corporate offices are located, including CEMEX Global Headquarters.

Structured on the basis of international standards, conventions, and agreements, the CEMEX Human Rights Compliance Assessment used as fundamental building blocks the Global Compact Self Assessment Tool, the Human Rights Compliance Assessment Quick Check of the Danish Institute for Human Rights, and the Human Rights & Business Project. Among the international standards and conventions, we reviewed the UN Guiding Principles on Business and Human Rights, as well as the OECD Guidelines for Multinational Enterprises (MNEs) Recommendations from governments to MNEs. We also took advantage of well known GRI Standards, ISO 26000 Social Responsibility Guidance Standard, and Social Accountability International 8000 Standard (SA 8000).

Coordinated by our Corporate Sustainability function, a global multidisciplinary team collaborated on the questionnaire's construction, providing input from each area of expertise. Ultimately, CEMEX Human Rights Compliance Assessment was comprised of over 100 questions focused on six main dimensions, which were defined considering the potential human rights impacts associated with our organization's core business, as well as relationships linked to these activities. For this purpose, the vulnerable groups targeted not only included our employees, but also contractors, children, women, disabled individuals, indigenous people, migrant labor, and local communities surrounding our operations.



WE PROACTIVELY CONDUCTED AN ASSESSMENT OF POTENTIAL HUMAN RIGHTS ISSUES ACROSS ALL OF OUR OPERATIONS.

CEMEX Human Rights Compliance Assessment was deployed through our Country Heads, who assigned the execution of the task to our business units' local Ethics Committees working together with a team of experts responsible for these local functions: Human Resources, Legal, Enterprise Risk Management, Procurement, Sustainability, Health & Safety, Communication, and Social Responsibility. The performed evaluation identified and assessed potential human rights issues according to their likelihood and impact severity.

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3.2 Integrity and compliance

As a useful reference for the assessment, we consulted a series of international risk maps—compiled and published for consultation by globally recognized organizations—showing the level of vulnerability or the likelihood of human rights violations by country in areas such as working conditions, modern slavery, freedom of association, tolerance and inclusion, civil and political rights, and environmental quality.

CEMEX Human Rights Compliance Assessment led to the overall identification of the following salient human rights issues:

- Health and safety
- Work-life balance
- Diversity and discrimination
- Environmental footprint
- Community impacts

Following the findings of the assessment, identified risks were discussed with our business units' dedicated response committees, and a basic prevention plan and mitigation actions were agreed on with each of the countries.

Mitigation and remediation actions

Identifying the top five human rights risks that might result in the most severe impacts through our activities and business relationships is a fundamental starting point to control and mitigate their possible occurrence. CEMEX Human Rights Compliance Assessment enabled us to discuss and define a basic action plan by country to manage the detected risks. Nonetheless, we are working to further define a robust mitigation and remediation plan for salient human rights issues.

1 HEALTH AND SAFETY

CEMEX is committed to ensuring the health, safety, and well-being of all of its employees, customers, those who visit or work on our premises, and neighboring communities. Our ambitious goal is Zero4Life: zero injuries and zero fatalities.

To reach it, our company has put in place special health and safety precautions for pregnant women, employees with disabilities, night workers, young workers, and other vulnerable groups. We work to promote that all of our employees, contractors, and visitors are aware of the action protocol in case of workplace accidents and provide regular training for this purpose. During 2017, we dedicated more than 36,000 hours to health and safety training. Furthermore, we have an open-door policy for our employees, contractors, and community members to communicate health and safety complaints or suggestions.



2 WORK-LIFE BALANCE

CEMEX abides by the labor laws of each country in which we operate regarding employees' weekly work hours. Work hours exceeding legally stated norms are viewed as overtime, and they are respected and paid according to local law. In all of the countries in which we operate, we have time attendance systems and overtime policies.



Through our business units, we have established forums in which employees can submit suggestions and complaints regarding work-life balance. In 2017, more than 80% of the countries in which we operate had established channels for employees to communicate their needs and concerns regarding work-life balance and implemented initiatives to encourage an appropriate work-life balance based on this feedback.

More than 100 initiatives to improve work-life balance were implemented across our business units in 2017, reaching almost 90% of our total employees. Examples include programs that support child and/or elderly care, allow sabbaticals, and offer parental leave and other benefits such as flex-time, home office, work time reduction on Fridays, sports club memberships or discounts, and activities for families' integration, among others.

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3.2 Integrity and compliance

3 DIVERSITY AND DISCRIMINATION

At CEMEX, we value diversity and promote a workplace that is inclusive, fair, and fosters respect for all employees. Hiring decisions are made without regard to gender, race, color, age, religion, mental or physical disability, sexual orientation, political affiliation or nation of origin. At all times, we treat employees with dignity and respect, including direct and indirect employees.

As part of our mitigation actions to avoid discrimination, all of our personnel in charge of hiring employees receive training regarding our company's non-discrimination policies. Our company's communication materials do not use examples or illustrations that stereotype or categorize any groups of people. Furthermore, our employees receive training on how to identify and address instances of harassment in the workplace.

We are dedicated to ensuring we have an ethical workplace. Therefore, we assess employees' perceptions through surveys and annually deliver a campaign to promote ethical and expected professional behaviors. In addition, we work to uphold the principles of the United Nations Global Compact. A diverse workforce brings with it new ways of thinking, unique perspectives, and valuable ideas, all of which contribute to our culture at CEMEX.



4 ENVIRONMENTAL IMPACTS

We recognize that our environmental performance is important to our host communities, and we are responsible for managing impacts associated with our operations. In accordance with our Environmental Policy, we seek to avoid, prevent, mitigate, and remediate the environmental impacts of our activities when planning and operating our assets.



To this end, we provide information and workshops to our communities about potential environmental risks related to our company's processes. Local community members are also informed about our company's grievance process and are able to anonymously submit grievances if they prefer to do so.

At CEMEX, minimizing our environmental impacts is an integral part of our business philosophy. We are fully committed to carrying out our business activities in an environmentally responsible and sustainable manner.

5 COMMUNITY IMPACTS

Corporate Social Responsibility (CSR) is a key element of our sustainability and business strategy. Our Community Engagement Plans contribute to the development of long-term relationships with our stakeholders, after an initial consultation to understand their needs and concerns creating shared value in the communities in which we operate.


cemex
SKILLS AND LIVELIHOOD CENTER
San Remigio, Cebu

For almost 20 years, our Growing platform has encompassed the inception, development, and promotion of social and inclusive business models that work with governments, think tanks, NGOs, low-income communities, and social entrepreneurs. Our inclusive and social business opportunities go above and beyond self-construction schemes that allow millions of people to put a roof over their heads. They also tackle the many side effects of poverty, providing families with the space and privacy all humans need to live in harmony and foster a peaceful, respectful home environment that provides children with healthy living and learning conditions.

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COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 4 PERFORMANCE IN DETAIL Measuring progress on our vision ARCHEOPARK IN PAVLOV, CZECH REPUBLIC 78 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 4.1 Financial information CEMEX, S.A.B. de C.V. SELECTED CONSOLIDATED FINANCIAL INFORMATION(*) and Subsidiaries (In millions of US dollars, OPERATING RESULTS 2008 2009 2010 (I) 2011 (I) 2012 (I) 2013 (I,4) 2014 (I,4) 2015 (I,4) 2016 (I,4) 2017 (I,4) Net sales    20,131    14,544    14,021    15,215    14,984    14,815    14,975     13,726    13,352    13,672 except ADSs and per ADS (1) Cost of sales (13,735) (10,270) (10,090) (10,912) (10,548) (10,170) (10,096) (9,050) (8,570) (8,979) amounts) ,WTXX_UWTÜªY___ ________ ________ ________ ________ ________ ________ ________ ________ ________ ______ Operating expenses (4,069) (3,109) (3,083) (3,353) (3,143) (3,144) (3,241) (2,996) (2,883) (2,967) Operating earnings before other expenses, net 2,327    1,165    847    951    1,293    1,501    1,638    1,680    1,899     1,725 Other expenses, net (1,909) (407) (500) (419) (418) (378) (350) (1,646) (89) (202) Financial expense (910) (994) (1,164) (1,353) (1,408) (1,549) (1,609) (1,235) (1,148) (1,022) Financial income (expense) and other items, net (2) (1,617) (117) (41) (177) 74    134    194    (90) 240    192 Earnings (loss) before income taxes (2,031) (341) (897) (1,025) (403) (276) (105) 216    938    723 Discontinued Operations, net of tax (3,4) 187    (314) ——8    9    62    41    185 Non-controlling interest net income (5)    4    18    4    2    50    95    (85) (58) 63    75 Controlling interest net income (loss) 203    104    (1,064) (1,999) (913) (843) (490) 116    750    806 Millions of average ADSs outstanding (6,7) 838    893    1,104    1,109    1,117    1,170    1,256    1,353    1,431     1,517 Controlling interest basic earnings (losses) per ADS (4,7,8) 0.24    0.11    (0.96) (1.80) (0.82) (0.71) (0.39) 0.06    0.53    0.53 Controlling interest basic earnings (losses) per ADS from continuing operations (4,7,8) 0.02    0.49    0.41 Controlling interest basic earnings (losses) per ADS from discontinued operations (4,7,8) 0.04    0.04    0.12 Dividends per ADS (6,7,9) n.a    n.a    n.a    n.a    n.a    n.a    n.a    n.a    n.a     n.a     STATEMENT OF FINANCIAL POSITION INFORMATION     Cash and cash equivalents 939    1,077    676    1,155    971    1,163    854    887    561     699 Net working capital (10) 1,191    946    1,512    1,697    1,530    1,591    1,377    974    382     148 Assets from operations held for sale (4)                —313    1,015    70 Property, plant, and equipment, net (11) 19,671    19,776    17,902    16,787    16,582    15,764    13,767    12,428     11,107    11,815 Total assets 45,387    44,483    40,848    38,800    37,260    38,018    34,936    31,472     28,944    28,885 Liabilities from operations held for sale (4)                —39    39    -8MTWY_YJWR_IJGY___TYMJW_ÜªSFSHNFQ_TGQNLFYNTSX (12) 6,934    565    826    887    589    730    1,765    917    622     1,863 1TSL_YJWR_IJGY____TYMJW_ÜªSFSHNFQ_TGQNLFYNTSX (12) 11,849    15,565    16,214    16,976    16,378    16,917    14,818    14,648     12,596    9,663 Total liabilities 28,119    24,806    26,027    26,501    25,149    26,652    24,884    21,967     19,450    18,176 Non-controlling interest and perpetual debentures (5) 3,390    3,338    1,573    1,189    1,127    1,145    1,158    1,178    1,397     1,571 Total controlling interest 13,879    16,339    13,248    11,111    10,984    10,221    8,894    8,327    8,097     9,137 Total stockholders’ equity 17,268    19,677    14,821    12,300    12,111    11,366    10,052    9,505    9,494     10,708 Book value per ADS (6,7) 16.34    16.37    12.00    10.02    9.83    8.74    7.08    6.15    5.66     6.02 OTHER FINANCIAL DATA     Operating margin 11.6% 8.0% 6.0% 6.2% 8.6% 10.1% 10.9% 12.2% 14.2% 12.6% Operating EBITDA margin (10) 20.3% 18.3% 16.8% 15.6% 17.5% 17.6% 17.8% 18.9% 20.6% 18.8% Operating EBITDA (10) 4,080    2,657    2,355    2,381    2,624    2,603 2,664 2,596 2,753 2,572 +WJJ_HFXM_Ü«T¥_FKYJW_RFNSYJSFSHJ_HFUNYFQ_J]UJSINYZWJX (10) 2,600    1,215    455    191    167    (89) 401 881 1,685 1,290 79 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 4.1 Financial information NOTES TO SELECTED CONSOLIDATED FINANCIAL INFORMATION 1. Cost of sales includes depreciation, amortization and depletion of assets involved in the production, expenses related to storage in producing plants, and beginning in 2008, freight expenses of raw material in plants and delivery expenses of CEMEX’s ready-mix concrete business. 2. Financial income (expense) and other items, net, includes financial income, realized and unrealized gains and losses from financial instruments, foreign exchange results and the effects of net present value on assets and liabilities. 3. In October 2009, CEMEX completed the sale of its Australian operations for an amount then equivalent to approximately US$1,700 million. Australia’s operating results, net of income tax, for the years ended 2007, 2008 and 2009, were presented in a single line item as “Discontinued Operations” in our consolidated statement of operations. 4. OPERATION YEARS WITHIN DISCONTINUED OPERATIONS United States’ Northwest Materials Business * 2017, 2016 and 2015 United States’ Concrete Pipe Business * 2017, 2016, 2015 and 2014 Thailand & Bangladesh ** 2016, 2015 and 2014 Croatia (including assets in Bosnia Herzegovina, Montenegro and Serbia) 2014 and 2013 Austria & Hungary *** 2015, 2014 and 2013 * Sold on June 2017 and January 2017, respectively. ** Sold on May 2016 *** Sold on October 2015 As a result, the statements of operations of 2017, 2016 and 2015 originally reported were restated. Discontinued operations are presented net of income tax. See note 4.1 to our consolidated financial statements included elsewhere in this annual report. [[In addition, the statements of operations of 2014 and 2013 and statement of financial position of 2015 originally reported were not restated]].” 5. From 2008 through 2017, non-controlling interest includes US$3,020 million, US$3,045 million, US$1,320 million, US$938 million, US$473 million, US$477 million, US$466 million, US$440 million, US$438 million and US$448 million, respectively; of aggregate notional amounts of perpetual debentures issued by consolidated entities. For accounting purposes, these debentures represent equity instruments (See note 20.4 to the 2017 Annual Report’s Financial Statements). 6. The number of ADSs outstanding, stated in millions of ADSs, represents: (i) the total average amount of ADS equivalent units outstanding of each year, (ii) includes the total number of ADS equivalents issued in underlying derivative transactions, and (iii)excludes the total number of ADS equivalents issued by CEMEX and owned by its subsidiaries. Each ADS listed on the New York Stock Exchange represents 10 CPOs. 7. Our shareholders approved stock splits in 2005 and 2006. Consequently, each of our existing CPOs was surrendered in exchange for two new CPOs. The proportional equity interest participation of the stockholders in CEMEX’s common stock did not change as a result of the stock splits mentioned above. The number of our ADSs outstanding did not change as a result of the stock splits in 2005. Instead, the ratio of CPOs to ADSs was modified so that each ADS represented 10 new CPOs. As a result of the stock split approved during 2006, one additional ADS was issued in exchange for each existing ADS, each ADS representing 10 new CPOs. Earnings per ADS and the number of ADSs outstanding for the years ending December 31, 2005 and 2006, were adjusted to make the effect of the stock splits retroactive for the correspondent years. In the Consolidated Financial Statements, earnings (loss) per share are presented on a per-share basis (See note 22 to the 2017 Annual Report’s Financial Statements). 8. For purposes of the selected financial information for the periods ended December 31, 2008 through 2017, the controlling interest basic earnings (losses) per ADS amounts were determined by considering the average amount of balance number of ADS equivalent units outstanding during each year. These numbers of ADSs outstanding were not restated retrospectively neither to give effect to stock dividends occurring during the period nor to present the controlling earnings (loss)-per-ADS of continuing and discontinuing operations, as it would be required under MFRS and IFRS for their disclosure in the consolidated financial statements. 9. Dividends declared at each year’s annual stockholders’ meeting for each period are reflected as dividends for the preceding year. We did not declare a dividend for the years 2008 to 2017. Instead, at our 2009 through 2017 annual shareholders’ meetings, CEMEX’s stockholders approved a capitalization of retained earnings. New CPOs issued pursuant to the capitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 384 million CPOs, 401 million CPOs, 419 million CPOs, 437 million CPOs, 468 million CPOs, 500 million CPOs, 539 million CPOs and 562 million CPOs were issued and paid each year from 2010 through 2017, respectively. CPO holders received one new CPO for each 25 CPOs held, and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares. (See note 20.1 to the 2017 Annual Report’s Financial Statements). 10. This item was not restated to give the effect of discontinued operations. Please refer to page [105] for the definition of terms. 11. In 2017 excludes the assets of and Andorra, Spain; that were classified as held for sale. In 2016 excludes the assets of Fairborn cement plant, United States; Concrete pumping equipment, Mexico; and Andorra, Spain; that were classified as held for sale. In 2015, excludes the assets of Andorra, Spain as mentioned in the note 12.1 to the 2017 Annual Report’s Financial Statements. 12. From 2010 through 2017, other financial obligations include the liability components associated with CEMEX’s financial instruments convertible into CEMEX’s CPOs, liabilities secured with accounts receivable as well as CEMEX’s capital leases (See note 16.2 to the 2017 Annual Report’s Financial Statements). Prior to 2010, there were no significant transactions concerning capital leases or convertible financial instruments. (i) As a result of requirements by the National Banking and Exchange Commission, CEMEX prepares its consolidated financial statements using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Accordingly, CEMEX’s consolidated financial statements as of December 31, 2017, 2016, 2015, 2014, 2013, 2012 and 2011 and for the years ended December 31, 2017, 2016, 2015, 2014, 2013, 2012 and 2011, were prepared and presented in accordance with IFRS. Prior years were prepared and presented in accordance with Mexican Financial Reporting Standards (“MFRS”). Reconciling one-time adjustments between IFRS and MFRS were recognized in the opening balance sheet under IFRS as of January 1, 2010 against stockholders’ equity. (*) The effects associated with newly issued IFRS are recognized in the year when they become mandatory and are applied retrospectively only for comparative prior periods presented in the set of financial statements issued in the year of adoption. Earlier periods are not restated to give retroactive effect to such new standards.

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4.1 Financial information

CEMEX, S.A.B. de C.V. and Subsidiaries
(Millions of Mexican pesos, except for earnings per share)

CONSOLIDATED INCOME STATEMENTS

	Notes		Years ended December 31, 2017	2016	2015
Net sales	3	$	258,131	249,945	219,299
Cost of sales	2.16		(169,534)	(160,433)	(144,513)
Gross profit			**88,597**	**89,512**	**74,786**
Operating expenses	5		(56,026)	(53,969)	(47,910)
Operating earnings before other expenses, net	2.1		**32,571**	**35,543**	**26,876**
Other expenses, net	6		(3,815)	(1,670)	(3,032)
Operating earnings			**28,756**	**33,873**	**23,844**
Financial expense	16		(19,301)	(21,487)	(19,784)
Financial income and other items, net	7		3,616	4,489	(1,333)
Share of profit of equity accounted investees	13.1		588	688	737
Earnings before income tax			**13,659**	**17,563**	**3,464**
Income tax	19		(520)	(3,125)	(2,368)
Net income from continuing operations			**13,139**	**14,438**	**1,096**
Discontinued operations	4.2		3,499	768	1,028
CONSOLIDATED NET INCOME			**16,638**	**15,206**	**2,124**
Non-controlling interest net income			1,417	1,173	923
CONTROLLING INTEREST NET INCOME		$	**15,221**	**14,033**	**1,201**
Basic earnings per share	22	$	**0.34**	**0.32**	**0.03**
Basic earnings per share from continuing operations	22	$	**0.26**	**0.30**	**0.01**
Diluted earnings per share	22	$	**0.34**	**0.32**	**0.03**
Diluted earnings per share from continuing operations	22	$	**0.26**	**0.30**	**0.01**

The accompanying notes are part of these consolidated financial statements.

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4.1 Financial information

CEMEX, S.A.B. de C.V. and Subsidiaries
(Millions of Mexican pesos)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes		Years ended December 31, 2017	2016	2015
CONSOLIDATED NET INCOME		$	**16,638**	**15,206**	**2,124**
Items that will not be reclassified subsequently to the income statement					
Net actuarial (losses) from remeasurements of defined benefit pension plans	18		3	(4,019)	(748)
Income tax recognized directly in other comprehensive income	19		(1)	788	183
			2	(3,231)	(565)
Items that are or may be reclassified subsequently to the income statement					
Effects from available-for-sale investments and derivative financial instruments designated as cash flow hedges	13.2, 16.4		275	36	335
Currency translation of foreign subsidiaries	20.2		(9,519)	11,630	7,976
Income tax recognized directly in other comprehensive income	19		233	(696)	453
			(9,011)	10,970	8,764
Total items of other comprehensive income, net			(9,009)	7,739	8,199
TOTAL COMPREHENSIVE INCOME			**7,629**	**22,945**	**10,323**
Non-controlling interest comprehensive income			1,928	5,164	3,221
CONTROLLING INTEREST COMPREHENSIVE INCOME		$	**5,701**	**17,781**	**7,102**
Out of which:					
COMPREHENSIVE INCOME FROM DISCONTINUED OPERATIONS		$	**2,342**	**2,882**	**1,387**
COMPREHENSIVE INCOME FROM CONTINUING OPERATIONS		$	**3,359**	**14,899**	**5,715**

The accompanying notes are part of these consolidated financial statements.

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4.1 Financial information

CEMEX, S.A.B. de C.V. and Subsidiaries
(Millions of Mexican pesos)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,	
	Notes	2017	2016
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	8	$ 13,741	11,616
Trade accounts receivables, net	9	30,478	30,160
Other accounts receivable	10	4,970	5,238
Inventories, net	11	18,852	18,098
Assets held for sale	12.1	1,378	21,029
Other current assets	12.2	1,946	2,300
Total current assets		71,365	88,441
NON-CURRENT ASSETS			
Equity accounted investees	13.1	8,572	10,488
Other investments and non-current accounts receivable	13.2	5,758	7,120
Property, machinery and equipment, net	14	232,160	230,134
Goodwill and intangible assets, net	15	234,909	247,507
Deferred income tax assets	19.2	14,817	16,038
Total non-current assets		496,216	511,287
TOTAL ASSETS		**$ 567,581**	**599,728**
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES			
Short-term debt	16.1	$ 16,973	1,222
Other financial obligations	16.2	19,362	11,658
Trade payables		46,428	40,338
Income tax payable		5,129	5,441
Other current liabilities	17	24,287	22,530
Liabilities directly related to assets held for sale	12.1	–	815
Total current liabilities		112,179	82,004
NON-CURRENT LIABILITIES			
Long-term debt	16.1	177,022	235,016
Other financial obligations	16.2	12,859	25,972
Employee benefits	18	23,653	23,365
Deferred income tax liabilities	19.2	15,801	19,600
Other non-current liabilities	17	15,649	17,046
Total non-current liabilities		244,984	320,999
TOTAL LIABILITIES		**357,163**	**403,003**
STOCKHOLDERS' EQUITY			
Controlling interest:			
Common stock and additional paid-in capital	20.1	144,654	127,336
Other equity reserves	20.2	13,483	24,793
Retained earnings	20.3	6,181	1,612
Net income		15,221	14,033
Total controlling interest		179,539	167,774
Non-controlling interest and perpetual debentures	20.4	30,879	28,951
TOTAL STOCKHOLDERS' EQUITY		**210,418**	**196,725**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**$ 567,581**	**599,728**

The accompanying notes are part of these consolidated financial statements.

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4.1 Financial information

CEMEX, S.A.B. de C.V. and Subsidiaries
(Millions of Mexican pesos)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes		Years ended December 31, 2017	2016	2015
OPERATING ACTIVITIES					
Consolidated net income		$	**16,638**	**15,206**	**2,124**
Discontinued operations			**3,499**	**768**	**1,028**
Net income from continuing operations		$	**13,139**	**14,438**	**1,096**
Non-cash items:					
Depreciation and amortization of assets	5		15,992	15,991	14,658
Impairment losses	6		2,936	2,518	1,517
Share of profit of equity accounted investees	13.1		(588)	(688)	(737)
Results on sale of subsidiaries, other disposal groups and others			(4,335)	(2,132)	(174)
Financial income and other items, net			15,685	16,998	21,117
Income taxes	19		520	3,125	2,368
Changes in working capital, excluding income taxes			8,040	11,017	3,596
Net cash flow provided by operating activities from continuing operations before financial expense, coupons on perpetual debentures and income taxes			**51,389**	**61,267**	**43,441**
Financial expense and coupons on perpetual debentures paid	20.4		(15,759)	(18,129)	(17,865)
Income taxes paid			(4,664)	(5,183)	(7,437)
Net cash flow provided by operating activities from continuing operations			**30,966**	**37,955**	**18,139**
Net cash flow provided by operating activities from discontinued operations			**144**	**1,192**	**977**
Net cash flows provided by operating activities			**31,110**	**39,147**	**19,116**
INVESTING ACTIVITIES					
Property, machinery and equipment, net	14		(10,753)	(4,563)	(8,930)
Acquisition and disposal of subsidiaries and other disposal groups, net	4.1, 13.1		23,841	1,424	2,722
Intangible assets and other deferred charges	15		(1,607)	(1,427)	(908)
Long term assets and others, net			128	(914)	(764)
Net cash flows used in investing activities from continuing operations			**11,609**	**(5,480)**	**(7,880)**
Net cash flows provided by (used in) investing activities from discontinued operations			**–**	**1**	**(153)**
Net cash flows used in investing activities			**11,609**	**(5,479)**	**(8,033)**
FINANCING ACTIVITIES					
Sale of non-controlling interests in subsidiaries	20.4		(55)	9,777	–
Derivative instruments			246	399	1,098
Repayment of debt, net	16.1		(39,299)	(46,823)	(11,473)
Other financial obligations, net	16.2		–	–	177
Securitization of trade receivables			169	(999)	(506)
Non-current liabilities, net			(3,745)	(1,972)	(1,763)
Net cash flows used in financing activities			**(42,684)**	**(39,618)**	**(12,467)**
Decrease in cash and cash equivalents from continuing operations			(109)	(7,143)	(2,208)
Increase in cash and cash equivalents from discontinued operations			144	1,193	824
Cash conversion effect, net			2,090	2,244	4,117
Cash and cash equivalents at beginning of period			11,616	15,322	12,589
CASH AND CASH EQUIVALENTS AT END OF PERIOD	8	$	**13,741**	**11,616**	**15,322**
Changes in working capital, excluding income taxes:					
Trade receivables, net		$	1,495	(4,386)	(3,561)
Other accounts receivable and other assets			1,120	(286)	(1,986)
Inventories			526	(1,239)	(1,472)
Trade payables			3,635	13,729	7,532
Other accounts payable and accrued expenses			1,264	3,199	3,083
Changes in working capital, excluding income taxes		$	**8,040**	**11,017**	**3,596**

The accompanying notes are part of these consolidated financial statements.

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4.1 Financial information

CEMEX, S.A.B. de C.V. and Subsidiaries
(Millions of Mexican pesos)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Notes	Common stock	Additional paid-in capital	Other equity reserves	Retained earnings	Total controlling interest	Non-controlling interest	Total stockholders' equity
Balance as of December 31, 2014		$ 4,151	101,216	10,738	14,998	131,103	17,068	148,171
Net income		–	–	–	1,201	1,201	923	2,124
Total other items of comprehensive income	20.2	–	–	5,901	–	5,901	2,298	8,199
Effects of early conversion and issuance of convertible subordinated notes	16.2	3	5,982	(934)	–	5,051	–	5,051
Capitalization of retained earnings	20.1	4	7,613	–	(7,617)	–	–	–
Share-based compensation	20.1, 21	–	655	–	–	655	–	655
Effects of perpetual debentures	20.4	–	–	(432)	–	(432)	–	(432)
Balance as of December 31, 2015		4,158	115,466	15,273	8,582	143,479	20,289	163,768
Net income		–	–	–	14,033	14,033	1,173	15,206
Total other items of comprehensive income	20.2	–	–	3,748	–	3,748	3,991	7,739
Capitalization of retained earnings	20.1	4	6,966	–	(6,970)	–	–	–
Share-based compensation	20.1, 21	–	742	–	–	742	–	742
Effects of perpetual debentures	20.4	–	–	(507)	–	(507)	–	(507)
Changes in non-controlling interest	20.4	–	–	6,279	–	6,279	3,498	9,777
Balance as of December 31, 2016		4,162	123,174	24,793	15,645	167,774	28,951	196,725
Net income		–	–	–	15,221	15,221	1,417	16,638
Total other items of comprehensive income, net	20.2	–	–	(9,520)	–	(9,520)	511	(9,009)
Capitalization of retained earnings	20.1	5	9,459	–	(9,464)	–	–	–
Effects of early conversion of convertible subordinated notes	16.2	4	7,059	(1,334)	–	5,729	–	5,729
Share-based compensation	20.1, 21	–	791	26	–	817	–	817
Effects of perpetual debentures	20.4	–	–	(482)	–	(482)	–	(482)
Balance as of December 31, 2017		$ 4,171	140,483	13,483	21,402	179,539	30,879	210,418

The accompanying notes are part of these consolidated financial statements.

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COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 4.1 Financial information NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CEMEX, S.A.B. de C.V. and Subsidiaries As of December 31, 2017, 2016 and 2015 (Millions of Mexican pesos) 1) DESCRIPTION OF BUSINESS CEMEX, S.A.B. de C.V., founded in 1906, is a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico, holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials and services. In addition, and operational activities of the cement, ready-mix concrete and aggregates sectors in Mexico. translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of December 31, 2017 and 2016, translations of pesos into dollars and dollars into pesos, and for statements of operations amounts, using the average exchange rates of $18.88, $18.72 and $15.98 pesos per dollar for 2017, 2016 and 2015, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the euro amount into dollars using the closing exchange rates at year-end and then translating the dollars into pesos as previously described. Amounts disclosed in the notes in connection with tax or legal proceedings (notes 19.4 and 24), which are originated in jurisdictions which currencies are different to the peso or the dollar, are presented in dollar equivalents as of the closing of the most recent year presented. Consequently, without 86 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

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4.1 Financial information

Discontinued operations

On April 5, 2017, in connection with the agreements entered into between CEMEX and Duna-Dráva Cement in August 2015 for the sale of CEMEX's operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, (jointly the "Croatian Operations"), the European Commission issued a decision that ultimately did not allow Duna-Dráva Cement to purchase the aforementioned operations. Consequently, the transaction was not concluded and CEMEX decided to maintain its Croatian Operations and continue to operate them for indefinite time. As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, the Croatian Operations are consolidated line-by-line in the financial statements. The accompanying comparative financial statements including their notes for prior periods, in which CEMEX previously reported the Croatian Operations as "Discontinued Operations" and "Assets held for sale" have been re-presented in order to present the Croatian Operations as part of continuing operations. The Croatian Operations mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix plants (note 4.2).

In addition, considering the disposal of entire reportable operating segments, CEMEX presents in the single line item of discontinued operations, the results of: a) its Pacific Northwest Materials Business operations in the United States sold on June 30, 2017; b) its Concrete Pipe Business operations in the United States sold on January 31, 2017; c) its operations in Bangladesh and Thailand sold on May 26, 2016; and d) its operations in Austria and Hungary sold on October 31, 2015 (note 4.2).

Discontinued operations are presented net of income tax.

Income statements

CEMEX includes the line item titled "Operating earnings before other expenses, net" considering that it is a relevant measure for CEMEX's management as explained in note 4.4. Under IFRS, the inclusion of certain subtotals such as "Operating earnings before other expenses, net" and the display of the statement of operations vary significantly by industry and company according to specific needs. The line item "Other expenses, net" consists primarily of revenues and expenses not directly related to CEMEX's main activities, or which are of an unusual and/or non-recurring nature, including impairment losses of long-lived assets, results on disposal of assets and restructuring costs and others (note 6).

Statements of cash flows

The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

- In 2017, 2016 and 2015, the increases in common stock and additional paid-in capital associated with: (i) the capitalization of retained earnings for $9,464, $6,970 and $7,617, respectively (note 20.1); and (ii) CPOs issued as part of the executive share-based compensation programs for $817, $742 and $655, respectively (note 20.1);
- In 2017, 2016 and 2015, the increases in property, plant and equipment for $2,096, $7 and $63, respectively, associated with the finance leases during the year (note 14);
- In 2017, the decrease in debt for $5,468, the net decrease in other equity reserves for $1,334, the increase in common stock for $4 and the increase in additional paid-in capital for $7,059, in connection with the early conversion of part of the 2018 optional convertible subordinated notes, which involved, the early conversion of optional convertible subordinated notes due in 2018. In addition, in 2015, the decrease in debt for $4,517, the net decrease in other equity reserves for $934, the increase in common stock for $3 and the increase in additional paid-in capital for $5,982, in connection with the issuance of optional convertible subordinated notes due in 2020, which involved, the exchange and early conversion of optional convertible subordinated notes due in 2016. These transactions involved the issuance of approximately 43 million ADSs in 2017 and 42 million ADSs in 2015 (note 16.2);

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4.1 Financial information

- In 2016, the increase in debt and in other current accounts receivable for $148, in connection with a guarantee signed by CEMEX Colombia, S.A. ("CEMEX Colombia") over the debt of a trust committed to the development of housing projects in Colombia and the related beneficial interest that in turn holds CEMEX Colombia in the assets of such trust, which are comprised by land; and
- In 2015, the decrease in other current and non-current liabilities and in deferred tax assets in connection with changes in the tax legislation in Mexico effective as of December 31, 2015 (note 19.4).

2.2) Principles of consolidation

The consolidated financial statements include those of CEMEX, S.A.B. de C.V. and those of the entities in which the Parent Company exercises control, including structured entities (special purposes entities), by means of which the Parent Company is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to affect those returns through its power over the investee's relevant activities. Balances and operations between related parties are eliminated in consolidation.

Investments are accounted for by the equity method when CEMEX has significant influence which is generally presumed with a minimum equity interest of 20%. The equity method reflects in the financial statements, the investee's original cost and CEMEX's share of the investee's equity and earnings after acquisition. The financial statements of joint ventures, which relate to those arrangements in which CEMEX and other third-party investors have joint control and have rights to the net assets of the arrangements, are recognized under the equity method. During the reported periods, CEMEX did not have joint operations, referring to those cases in which the parties that have joint control of the arrangement have rights over specific assets and obligations for specific liabilities relating to the arrangements. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the investee or joint venture, is reduced to zero, unless CEMEX has incurred or guaranteed additional obligations of the investee or joint venture.

Other permanent investments where CEMEX holds equity interests of less than 20% and/or there is no significant influence are carried at their historical cost.

2.3) Use of estimates and critical assumptions

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements; as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits. Significant judgment is required by management to appropriately assess the amounts of these concepts.

2.4) Foreign currency transactions and translation of foreign currency financial statements

Transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties' balances denominated in foreign currency, which settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against "Other equity reserves," as part of the foreign currency translation adjustment (note 20.2) until the disposal of the foreign net investment, at which time, the accumulated amount is recycled through the statement of operations as part of the gain or loss on disposal.

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4.1 Financial information

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to pesos at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for statements of operations accounts. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within "Other equity reserves" and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 20.2) until the disposal of the net investment in the foreign subsidiary.

Considering its integrated activities, for purposes of functional currency, the Parent Company is considered to have two divisions, one related with its financial and holding company activities, in which the functional currency is the dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company's operating activities in Mexico, in which the functional currency is the peso for all assets, liabilities and transactions associated with these activities.

During the reported periods, there were no subsidiaries whose functional currency was the currency of a hyperinflationary economy, which is generally considered to exist when the cumulative inflation rate over the last three years is approaching, or exceeds, 100%. In a hyperinflationary economy, the accounts of the subsidiary's statements of operations should be restated to constant amounts as of the reporting date, in which case, both the statement of financial position accounts and the income statement accounts would be translated to pesos at the closing exchange rates of the year.

The most significant closing exchange rates and the approximate average exchange rates for statement of financial position accounts and statement of operations accounts as of December 31, 2017, 2016 and 2015, were as follows:

	2017		2016		2015	
Currency	Closing	Average	Closing	Average	Closing	Average
Dollar	19.6500	18.8800	20.7200	18.7200	17.2300	15.9800
Euro	23.5866	21.4122	21.7945	20.6564	18.7181	17.6041
British Pound Sterling	26.5361	24.4977	25.5361	25.0731	25.4130	24.3638
Colombian Peso	0.0066	0.0064	0.0069	0.0062	0.0055	0.0058
Egyptian Pound	1.1082	1.0620	1.1234	1.8261	2.2036	2.0670
Philippine Peso	0.3936	0.3747	0.4167	0.3927	0.3661	0.3504

The financial statements of foreign subsidiaries are initially translated from their functional currencies into dollars and subsequently into pesos. Therefore, the foreign exchange rates presented in the table above between the functional currency and the peso represent the implied exchange rates resulting from this methodology. The peso to U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX and those exchange rates published by the Mexican Central Bank.

2.5) Cash and cash equivalents (note 8)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly-liquid short-term investments, which are readily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Accrued interest is included in the income statement as part of "Financial income and other items, net."

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COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 4.1 Financial information The amount of cash and cash equivalents in the statement of financial position includes restricted cash and investments, comprised of deposits in margin accounts that guarantee certain of CEMEX’s obligations, to the extent that the restriction will be lifted in less than three months from the statement of financial position reporting date. When the restriction period is greater than three months, such restricted cash and investments are not considered cash equivalents and are included within short-term or long-term “Other accounts receivable,” as appropriate. When contracts contain provisions for net settlement, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX has with its counterparties. 2.6) Financial instruments Beginning January 1, 2018, IFRS 9, Financial Instruments: classification and measurement is effective, see note 2.20. Until December 31, 2017, CEMEX’s policy for the recognition of financial instruments is set forth below: Trade accounts receivable and other accounts receivable (notes 9 and 10) Instruments under these captions are classified as loans and receivables and are recorded at their amortized cost representing the net present value (“NPV”) of the consideration receivable or payable as of the transaction date. Due to their short-term nature, CEMEX initially recognizes these receivables at the original invoiced amount less an estimate of doubtful accounts. Allowances for doubtful accounts were recognized based on incurred loss estimates against administrative and selling expenses. Trade receivables sold under securitization programs, in which certain residual interest in the trade receivables sold in case of recovery failure and continued involvement in such assets is maintained, do not qualify for derecognition and are maintained on the statement of financial position. Other investments and non-current accounts receivable (note 13.2) As part also of loans and receivables, non-current accounts receivable and investments classified as held to maturity are initially recognized at their amortized cost. Subsequent changes in NPV are recognized in the income statement as part of “Financial income and other items, net.” Investments in financial instruments held for trading, as well as those investments available for sale, are recognized at their estimated fair value, in the first case through the income statement as part of “Financial income and other items, net,” and in the second case, changes in valuation are recognized as part of “Other comprehensive income” for the period within “Other equity reserves” until their time of disposition, when all valuation effects accrued in equity are reclassified to “Financial income and other items, net,” in the income statement. These investments are tested for impairment upon the occurrence of a significant adverse change or at least once a year during the last quarter. Debt and other financial obligations (notes 16.1 and 16.2) Bank loans and notes payable are recognized at their amortized cost. Interest accrued on financial instruments is recognized within “Other accounts payable and accrued expenses” against financial expense. During the reported periods, CEMEX did not have financial liabilities voluntarily recognized at fair value or associated to fair value hedge strategies with derivative financial instruments. Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements when the new instrument is substantially different to the old instrument according to a qualitative and quantitative analysis are recognized in the income statement as incurred.

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4.1 Financial information

Finance leases are recognized as financing liabilities against a corresponding fixed asset for the lesser of the market value of the leased asset and the NPV of future minimum lease payments, using the contract's implicit interest rate to the extent available, or the incremental borrowing cost. The main factors that determine a finance lease are: a) ownership title of the asset is transferred to CEMEX at the expiration of the contract; b) CEMEX has a bargain purchase option to acquire the asset at the end of the lease term; c) the lease term covers the majority of the useful life of the asset; and/or d) the NPV of minimum payments represents substantially all the fair value of the related asset at the beginning of the lease.

Financial instruments with components of both liabilities and equity (note 16.2)
The financial instrument that contains components of both liability and equity, such as notes convertible into a fixed number of the issuer's shares and denominated its same functional currency, each component is recognized separately in the statement of financial position according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the NPV of interest payments on the principal amount using a market interest rate, without assuming early conversion, and is recognized within "Other financial obligations," whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within "Other equity reserves," net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the liability component represents the difference between the principal amount and the fair value of the conversion option premium, which reflects the equity component (note 2.14). When the transaction is denominated in a currency different than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value in the income statement.

Derivative financial instruments (note 16.4)
CEMEX recognizes all derivative instruments as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the income statement within "Financial income and other items, net" for the period in which they occur, except for the effective portion of changes in fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders' equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders' equity as part of the foreign currency translation result (note 2.4), which reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

CEMEX reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments.

Put options granted for the purchase of non-controlling interests and associates
Represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a subsidiary of CEMEX. When the obligation should be settled in cash or through the delivery of another financial asset, CEMEX recognizes a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders' equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and CEMEX has the election to settle using its own shares.

In respect of a put option granted for the purchase of an associate, CEMEX would recognize a liability against a loss in the statements of operations whenever the estimated purchase price exceeds the fair value of the net assets to be acquired by CEMEX, had the counterparty exercised its right to sell. As of December 31, 2017 and 2016, there were no written put options.

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4.1 Financial information

Fair value measurements (note 16.3)

Under IFRS, fair value represents an "Exit Value" which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty's credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1.- represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX has the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.
- Level 2.- are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, CEMEX determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.
- Level 3.- inputs are unobservable inputs for the asset or liability. CEMEX used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operative EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

2.7) Inventories (note 11)

Inventories are valued using the lower of cost or net realizable value. The cost of inventories includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

2.8) Property, machinery and equipment (note 14)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of fixed assets is recognized as part of cost and operating expenses (note 5), and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2017, the average useful lives by category of fixed assets were as follows:

	Years
Administrative buildings	35
Industrial buildings	30
Machinery and equipment in plant	17
Ready-mix trucks and motor vehicles	9
Office equipment and other assets	6

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4.1 Financial information

CEMEX capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of significant fixed assets, considering CEMEX's corporate average interest rate and the average balance of investments in process for the period.

All waste removal costs or stripping costs incurred in the operative phase of a surface mine in order to access the mineral reserves are recognized as part of the carrying amount of the related quarries. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units of production method.

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Periodic maintenance on fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other long-term accounts receivable.

The useful lives and residual values of property, machinery and equipment are reviewed at each reporting date and adjusted if appropriate.

2.9) Business combinations, goodwill and other intangible assets (notes 4.1 and 15)
Business combinations are recognized using the acquisition method, by allocating the consideration transferred to assume control of the entity to all assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price represents goodwill, which is not amortized and is subject to periodic impairment tests (note 2.10). Goodwill may be adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period after purchase. Costs associated with the acquisition are expensed in the income statement as incurred.

CEMEX capitalizes intangible assets acquired, as well as costs incurred in the development of intangible assets, when future economic benefits associated are identified and there is evidence of control over such benefits. Intangible assets are recognized at their acquisition or development cost, as applicable. Indefinite life intangible assets are not amortized since the period in which the benefits associated with such intangibles will terminate cannot be accurately established. Definite life intangible assets are amortized on straight-line basis as part of operating costs and expenses (note 5).

Startup costs are recognized in the income statement as they are incurred. Costs associated with research and development activities ("R&D activities"), performed by CEMEX to create products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs are recognized in the operating results as incurred. Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which on average is approximately 5 years.

Costs incurred in exploration activities such as payments for rights to explore, topographical and geological studies, as well as trenching, among other items incurred to assess the technical and commercial feasibility of extracting a mineral resource, which are not significant to CEMEX, are capitalized when future economic benefits associated with such activities are identified. When extraction begins, these costs are amortized during the useful life of the quarry based on the estimated tons of material to be extracted. When future economic benefits are not achieved, any capitalized costs are subject to impairment.

CEMEX's extraction rights have maximum useful lives that range from 30 to 100 years, depending on the sector and the expected life of the related reserves. As of December 31, 2017, except for extraction rights and/or as otherwise indicated, CEMEX's intangible assets are amortized on a straight line basis over their useful lives that range on average from 3 to 20 years.

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COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 4.1 Financial information 2.10) Impairment of long lived assets (notes 14 and 15) Property, machinery and equipment, intangible assets of definite life and other investments These assets are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in CEMEX’s operating environment or in technology, as well as expectations of lower operating results, in order to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the income statement for the period within “Other expenses, net,” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers. When impairment indicators exist, for each intangible asset, CEMEX determines its projected revenue streams over the estimated useful life of the asset. In order to obtain discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to NPV using the risk adjusted discount rate of return. The most significant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. The fair values of these assets are very sensitive to changes in such significant assumptions. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX considers that the most subjective key assumption is the royalty rate. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX validates its assumptions through benchmarking with industry practices and the corroboration of third party valuation advisors. Significant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the significant economic assumptions. Impairment of long lived assets – Goodwill Goodwill is tested for impairment when required due to significant adverse changes or at least once a year, during the last quarter of such year. CEMEX determines the recoverable amount of the group of cash-generating units (“CGUs”) to which goodwill balances were allocated, which consists of the higher of such group of CGUs fair value less cost to sell and its value in use, the latter represented by the NPV of estimated future cash flows to be generated by such CGUs to which goodwill was allocated, which are generally determined over periods of 5 years. However, in specific circumstances, when CEMEX considers that actual results for a CGU do not fairly reflect historical performance and most external economic variables provide confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to 10 years, to the point in which future expected average performance resembles the historical average performance, to the extent CEMEX has detailed, explicit and reliable financial forecasts and is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, CEMEX determines the fair value of such group of CGUs using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions. An impairment loss is recognized within “Other expenses, net,” if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods.

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4.1 Financial information

The geographic operating segments reported by CEMEX (note 4.4), represent CEMEX's groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment, considering: a) that after the acquisition, goodwill was allocated at the level of the geographic operating segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.

Impairment tests are significantly sensitive to the estimation of future prices of CEMEX's products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, CEMEX uses, to the extent available, historical data plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following past experience. However, such operating expenses are also reviewed considering external information sources in respect of inputs that behave according to international prices, such as oil and gas. CEMEX uses specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to discount pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. Likewise, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of CGUs obtained. Conversely, the higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of CGUs obtained.

2.11) Provisions

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows or the delivery of other resources owned by the Company. As of December 31, 2017 and 2016 some significant proceedings that gave rise to a portion of the carrying amount of CEMEX's other current and non-current liabilities and provisions are detailed in note 24.1.

Considering guidance under IFRS, CEMEX recognizes provisions for levies imposed by governments until the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation.

Restructuring

CEMEX recognizes provisions for restructuring when the restructuring detailed plans have been properly finalized and authorized by management, and have been communicated to the third parties involved and/or affected by the restructuring prior to the statement of financial position date. These provisions may include costs not associated with CEMEX's ongoing activities.

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4.1 Financial information

Asset retirement obligations (note 17)

Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives are measured at the NPV of estimated future cash flows to be incurred in the restoration process, and are initially recognized against the related assets' book value. The increase to the assets' book value is depreciated during its remaining useful life. The increase in the liability related to adjustments to NPV by the passage of time is charged to the line item "Financial income and other items, net." Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively. These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable condition at the end of their operation.

Costs related to remediation of the environment (notes 17 and 24)

Provisions associated with environmental damage represent the estimated future cost of remediation, which are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not significant; otherwise, such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such reimbursement assets are not offset against the provision for remediation costs.

Contingencies and commitments (notes 23 and 24)

Obligations or losses related to contingencies are recognized as liabilities in the statement of financial position only when present obligations exist resulting from past events that are expected to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets, unless their realization is virtually certain.

2.12) Pensions and other post-employment benefits (note 18)

Defined contribution pension plans

The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees' retirement accounts, without generating future obligations.

Defined benefit pension plans and other post-employment benefits

The costs associated with employees' benefits for: a) defined benefit pension plans; and b) other post-employment benefits, basically comprised of health care benefits, life insurance and seniority premiums, granted by CEMEX and/or pursuant to applicable law, are recognized as services are rendered, based on actuarial estimations of the benefits' present value with the advice of external actuaries. For certain pension plans, CEMEX has created irrevocable trust funds to cover future benefit payments ("plan assets"). These plan assets are valued at their estimated fair value at the statement of financial position date. The actuarial assumptions and accounting policy consider: a) the use of nominal rates; b) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; c) a net interest is recognized on the net defined benefit liability (liability minus plan assets); and d) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of "Other items of comprehensive income, net" within stockholders' equity.

The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest cost, resulting from the increase in obligations for changes in NPV and the change during the period in the estimated fair value of plan assets, is recognized within "Financial income and other items, net."

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4.1 Financial information

The effects from modifications to the pension plans that affect the cost of past services are recognized within operating costs and expenses over the period in which such modifications become effective to the employees or without delay if changes are effective immediately. Likewise, the effects from curtailments and/or settlements of obligations occurring during the period, associated with events that significantly reduce the cost of future services and/or reduce significantly the population subject to pension benefits, respectively, are recognized within operating costs and expenses.

Termination benefits

Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred.

2.13) Income taxes (note 19)

The effects reflected in the income statement for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the manner in which CEMEX expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders' equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Deferred tax assets are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that CEMEX believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Likewise, CEMEX analyzes its actual results versus the Company's estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX's estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information in CEMEX's income statement for such period.

The income tax effects from an uncertain tax position are recognized when is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information, and they are measured using a cumulative probability model. Each position has been considered on its own, regardless of its relation to any other broader tax settlement. The high probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated income statements.

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4.1 Financial information

The effective income tax rate is determined dividing the line item "Income Tax" by the line item "Earnings before income tax." This effective tax rate is further reconciled to CEMEX's statutory tax rate applicable in Mexico (note 19.3). A significant effect in CEMEX's effective tax rate and consequently in the aforementioned reconciliation of CEMEX's effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates.

For the years ended December 31, 2017, 2016 and 2015, the statutory tax rates in CEMEX's main operations were as follows:

Country	2017	2016	2015
Mexico	30.0%	30.0%	30.0%
United States	35.0%	35.0%	35.0%
United Kingdom	19.3%	20.0%	20.3%
France	34.4%	34.4%	38.0%
Germany	28.2%	28.2%	29.8%
Spain	25.0%	25.0%	28.0%
Philippines	30.0%	30.0%	30.0%
Colombia	40.0%	40.0%	39.0%
Egypt	22.5%	22.5%	22.5%
Switzerland	9.6%	9.6%	9.6%
Others	7.8% - 39.0%	7.8% - 39.0%	7.8% - 39.0%

CEMEX's current and deferred income tax amounts included in the income statement for the period are highly variable, and are subject, among other factors, to taxable income determined in each jurisdiction in which CEMEX operates. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rates fluctuations and interest on debt, among others, as well as to the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction.

2.14) Stockholders' equity

Common stock and additional paid-in capital (note 20.1)

These items represent the value of stockholders' contributions, and include increases related to the capitalization of retained earnings and the recognition of executive compensation programs in CEMEX's CPOs as well as decreases associated with the restitution of retained earnings.

Other equity reserves (note 20.2)

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders' equity, and includes the comprehensive income, which reflects certain changes in stockholders' equity that do not result from investments by owners and distributions to owners. The most significant items within "Other equity reserves" during the reported periods are as follows:

Items of "Other equity reserves" included within other comprehensive income:

- Currency translation effects from the translation of foreign subsidiaries, net of: a) exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties balances that are of a non-current investment class (note 2.4);
- The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders' equity (note 2.6);
- Changes in fair value of available-for-sale investments until their disposal (note 2.6); and
- Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders' equity.

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4.1 Financial information

Items of "Other equity reserves" not included in comprehensive income:

- Effects related to controlling stockholders' equity for changes or transactions affecting non-controlling interest stockholders in CEMEX's consolidated subsidiaries;
- Effects attributable to controlling stockholders' equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;
- The equity component of securities which are mandatorily or optionally convertible into shares of the Parent Company (notes 2.6 and 16.2). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and
- The cancellation of the Parent Company's shares held by consolidated entities.

Retained earnings (note 20.3)

Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; and c) restitution of retained earnings when applicable.

Non-controlling interest and perpetual debentures (note 20.4)

This caption includes the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. This caption also includes the nominal amount of financial instruments (perpetual notes) issued by consolidated entities that qualify as equity instruments considering that there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) an unilateral option to defer interest payments or preferred dividends for indeterminate periods.

2.15) Revenue recognition (note 3)

Beginning January 1, 2018, IFRS 15, *Revenue from contracts with customers* is effective, see note 2.20. Until December 31, 2017, CEMEX's policy for revenue recognition is set forth below:

CEMEX's consolidated net sales represent the value, before tax on sales, of revenues originated by products and services sold by consolidated subsidiaries as a result of their ordinary activities, after the elimination of transactions between related parties, and are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

Revenue from the sale of goods and services is recognized when goods are delivered or services are rendered to customers, there is no condition or uncertainty implying a reversal thereof, and they have assumed the risk of loss. Revenue from trading activities, in which CEMEX acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX assumes the total risk on the goods purchased, not acting as agent or broker.

Revenue and costs related to construction contracts are recognized in the period in which the work is performed by reference to the contract's stage of completion at the end of the period, considering that the following have been defined: a) each party's enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

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4.1 Financial information

The stage of completion of construction contracts represents the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs or the surveys of work performed or the physical proportion of the contract work completed, whichever better reflects the percentage of completion under the specific circumstances. Progress payments and advances received from customers do not reflect the work performed and are recognized as a short or long term advanced payments, as appropriate.

2.16) Cost of sales and operating expenses (note 5)

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX's ready-mix concrete business.

Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Company's management.

Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities.

Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers' facilities.

2.17) Executive share-based compensation (note 21)

Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company and/or a subsidiary; or as liability instruments when CEMEX commits to make cash payments to the executives on the exercise date of the awards based on changes in the Parent Company and/or subsidiary's own stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the income statement during the period in which the exercise rights of the employees become vested. In respect of liability instruments, these instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results. CEMEX determines the estimated fair value at the date of grant of stock compensation programs with performance conditions using Monte Carlo simulations.

2.18) Emission rights

In certain countries where CEMEX operates, such as EU countries, mechanisms aimed at reducing carbon dioxide emissions ("CO_2") have been established by means of which, the relevant environmental authorities have granted certain number of emission rights ("certificates") free of cost to the different industries releasing CO_2, which must submit to such environmental authorities at the end of a compliance period, certificates for a volume equivalent to the tons of CO_2 released. Companies must obtain additional certificates to meet deficits between actual CO_2 emissions during the compliance period and certificates received, or they can dispose of any surplus of certificates in the market. In addition, the United Nations Framework Convention on Climate Change ("UNFCCC") grants Certified Emission Reductions ("CERs") to qualified CO_2 emission reduction projects. CERs may be used in specified proportions to settle emission rights obligations in the EU. CEMEX actively participates in the development of projects aimed to reduce CO_2 emissions. Some of these projects have been awarded with CERs.

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4.1 Financial information

CEMEX does not maintain emission rights, CERs and/or enter into forward transactions with trading purposes. CEMEX accounts for the effects associated with CO_2 emission reduction mechanisms as follows:

- Certificates received for free are not recognized in the statement of financial position. Revenues from the sale of any surplus of certificates are recognized by decreasing cost of sales. In forward sale transactions, revenues are recognized upon physical delivery of the emission certificates.
- Certificates and/or CERs acquired to hedge current CO_2 emissions are recognized as intangible assets at cost, and are further amortized to cost of sales during the compliance period. In the case of forward purchases, assets are recognized upon physical reception of the certificates.
- CEMEX accrues a provision against cost of sales when the estimated annual emissions of CO_2 are expected to exceed the number of emission rights, net of any benefit obtained through swap transactions of emission rights for CERs.
- CERs received from the UNFCCC are recognized as intangible assets at their development cost, which are attributable mainly to legal expenses incurred in the process of obtaining such CERs.

During 2017, 2016 and 2015, there were no sales of emission rights to third parties. In addition, in certain countries, the environmental authorities impose levies per ton of CO_2 or other greenhouse gases released. Such expenses are recognized as part of cost of sales as incurred.

2.19) Concentration of credit

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2017, 2016 and 2015, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

2.20) Newly issued IFRS not yet adopted

There are a number of IFRS issued as of the date of issuance of these financial statements which have not yet been adopted, described as follow:

IFRS 9, Financial Instruments: classification and measurement ("IFRS 9")

IFRS 9 sets forth the guidance relating to the classification and measurement of financial assets and liabilities, the accounting for expected credit losses of financial assets and commitments to extend credits, as well as the requirements for hedge accounting; and will replace IAS 39, *Financial Instruments: recognition and measurement* ("IAS 39"). IFRS 9 is effective beginning January 1, 2018. Among other aspects, IFRS 9 changes the classification categories for financial assets under IAS 39 of: 1) held to maturity; 2) loans and receivables; 3) fair value through the income statement; and 4) available for sale; and replaces them with categories that reflect the measurement method, the contractual cash flow characteristics and the entity's business model for managing the financial asset: 1) amortized cost, that will significantly comprise IAS 39 held to maturity and loans and receivables categories; 2) fair value through other comprehensive income, similar to IAS 39 held to maturity category; and 3) fair value through the income statement with the same IAS 39 definitions. The adoption of such classification categories under IFRS 9 will not have any significant effect on CEMEX's operating results, financial situation and compliance of contractual obligations (financial restrictions).

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4.1 Financial information

In addition, under the new impairment model based on expected credit losses, impairment losses for the entire lifetime of financial assets, including trade accounts receivable, are recognized on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if the loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. Changes in the allowance for doubtful accounts under the new expected credit loss model upon adoption of IFRS 9 on January 1, 2018 will be recognized through equity.

In this regard, CEMEX developed an expected credit loss model applicable to its trade accounts receivable that considers the historical performance, as well as the credit risk and expected developments for each group of customers, ready for the prospective adoption of IFRS 9 on January 1, 2018. The preliminary effects for adoption of IFRS 9 on January 1, 2018 related to the new expected credit loss model which do not represent any significant impact on CEMEX's operating results, financial situation and compliance of contractual obligations (financial restrictions), represent an estimated increase in the allowance for doubtful accounts as of December 31, 2017 of $519 that will be recognized against equity.

In connection with hedge accounting under IFRS 9, among other changes, there is a relief for entities in performing: a) the retrospective effectiveness test at inception of the hedging relationship; and b) the requirement to maintain a prospective effectiveness ratio between 0.8 and 1.25 at each reporting date for purposes of sustaining the hedging designation, both requirements of IAS 39. Under IFRS 9, a hedging relationship can be established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity's reported risk management strategy. Nonetheless, IFRS 9 maintains the same hedging accounting categories of cash flow hedge, fair value hedge and hedge of a net investment established in IAS 39, as well as the requirement of recognizing the ineffective portion of a cash flow hedge immediately in the income statement. CEMEX does not expect any significant effect upon adoption of the new hedge accounting rules under IFRS 9 beginning January 1, 2018.

Considering the prospective adoption of IFRS 9 as of January 1, 2018, according to the options provided in the standard, there may be lack of comparability beginning January 1, 2018, with the information of impairment of financial assets disclosed in prior years, however, the effects are not significant.

IFRS 15, *Revenues from contracts with customers* ("IFRS 15")

Under IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, following a five step model: Step 1: Identify the contract(s) with a customer (agreement that creates enforceable rights and obligations); Step 2: Identify the different performance obligations (promises) in the contract and account for those separately; Step 3: Determine the transaction price (amount of consideration an entity expects to be entitled in exchange for transferring promised goods or services); Step 4: Allocate the transaction price to each performance obligation based on the relative stand-alone selling prices of each distinct good or service; and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation by transferring control of a promised good or service to the customer. A performance obligation may be satisfied at a point in time (typically for the sale of goods) or over time (typically for the sale of services and construction contracts). IFRS 15 also includes disclosure requirements to provide comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts with customers. IFRS 15 is effective on January 1, 2018 and will supersede all existing guidance on revenue recognition. Beginning January 1, 2018, CEMEX will adopt IFRS 15 using the full retrospective approach, which represents the restatement of the financial statements of prior years.

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4.1 Financial information

CEMEX started in 2015 the evaluation of the impacts of IFRS 15 on the accounting and disclosures of its revenues. As of December 31, 2017, CEMEX has analyzed its contracts with customers in all the countries in which it operates in order to review the different performance obligations and other promises (discounts, loyalty programs, rebates, etc.) included in such contracts, among other aspects, aimed to determine the differences in the accounting recognition of revenue with respect to current IFRS and concluded the theoretical assessment. In addition, key personnel were trained in the new standard with the support of external experts and an online training course was implemented. Moreover, CEMEX also concluded the quantification of the adjustments that are necessary to present prior year's information under IFRS 15 beginning in 2018. The adjustments determined in CEMEX's revenue recognition will not generate any material impact on CEMEX's operating results, financial situation and compliance of contractual obligations (financial restrictions).

Among other minor effects, the main changes under IFRS 15 as they apply to CEMEX refer to: a) several reclassifications that are required to comply with IFRS 15 new accounts in the statement of financial position aimed to recognize contract assets (costs to obtain a contract) and contract liabilities (deferred revenue for promises not yet fulfilled); b) rebates and/or discounts offered to customers in a sale transaction that are redeemable by the customer in a subsequent purchase transaction, are considered separate performance obligations, rather than future costs, and a portion of the sale price of such transaction allocated to these promises should be deferred to revenue until the promise is redeemed or expires; and c) awards (points) offer to customers through their purchases under loyalty programs that are later redeemable for goods or services, also represent separate performance obligations, rather than future costs, and a portion of the sale price of such transactions allocated to these points should be deferred to revenue until the points are redeemed or expire. These reclassifications and adjustments are not expected to be material.

Considering the full retrospective adoption of IFRS 15 beginning January 1, 2018, according to the options considered in the standard, there will not be lack of comparability of the financial information prepared in prior years.

IFRS 16, *Leases* ("IFRS 16")
IFRS 16 defines leases as any contract or part of a contract that conveys to the lessee the right to use an asset for a period of time in exchange for consideration and the lessee directs the use of the identified asset throughout that period. In summary, IFRS 16 introduces a single lessee accounting model, and requires a lessee to recognize, for all leases with a term of more than 12 months, unless the underlying asset is of low value, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the NPV of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. A lessee shall present either in the statement of financial position, or disclose in the notes, right-of-use assets separately from other assets, as well as, lease liabilities separately from other liabilities. IFRS 16 is effective beginning January 1, 2019 and will supersede all current standards and interpretations related to lease accounting.

As of December 31, 2017, CEMEX has concluded an assessment of its main outstanding lease contracts and other contracts that may have embedded the use of an asset, in order to inventory the most relevant characteristics of such contracts (types of assets, committed payments, maturity dates, renewal clauses, etc.). During the first quarter of 2018, CEMEX expects to define its future policy under IFRS 16 in connection with the exception for short-term leases and low-value assets, in order to set the basis and be able to quantify the required adjustments for the proper recognition of the assets for the "right-of-use" and the corresponding financial liabilities, aiming to adopt IFRS 16 on January 1, 2019. CEMEX plans preliminarily the adoption of IFRS 16 retrospectively to the extent such adoption is practicable. Based on its preliminary assessment as of the reporting date, CEMEX considers that upon adoption of IFRS 16, most of its outstanding operating leases (note 23.5) would be recognized in the statement of financial position, increasing assets and liabilities, as well as amortization and interest, without any significant initial effect on net assets.

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4.1 Financial information

CEMEX does not expect any significant effect on its operation results, financial situation and compliance with contractual obligations (financial restrictions) due to the adoption effects. If retrospective adoption of IFRS 16 beginning January 1, 2019 is applied, according to the options considered in the standard, there would not be lack of comparability of the financial information prepared in prior years.

IFRIC 23, *Uncertainty over income tax treatments* ("IFRIC 23")

IFRIC 23 clarifies the accounting for uncertainties in income taxes. Among other aspects, when an entity concludes that it is not probable that a particular tax treatment is accepted, the entity has to use the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The decision should be based on which method provides better predictions of the resolution of the uncertainty. IFRIC 23 is effective beginning January 1, 2019. Considering CEMEX's current policy for uncertain tax positions (note 2.13) CEMEX does not expect any significant effect from the adoption of IFRIC 23.

3) REVENUES AND CONSTRUCTION CONTRACTS

For the years ended December 31, 2017, 2016 and 2015, net sales, after eliminations between related parties resulting from consolidation, were as follows:

	2017	2016	2015
From the sale of goods associated to CEMEX's main activities [1]	$ 246,820	239,696	211,258
From the sale of services [2]	3,313	3,110	2,811
From the sale of other goods and services [3]	7,998	7,139	5,230
	$ 258,131	249,945	219,299

[1] Includes in each period those revenues generated under construction contracts that are presented in the table below.

[2] Refers mainly to revenues generated by Neoris N.V. and its subsidiaries, involved in providing information technology solutions and services.

[3] Refers mainly to revenues generated by subsidiaries not individually significant operating in different lines of business.

As of December 31, 2017 and 2016, amounts receivable for progress billings to customers of construction contracts and/or advances received by CEMEX from these customers were not significant. For 2017, 2016 and 2015, revenues and costs related to construction contracts in progress were as follows:

	Recognized to date [1]	2017	2016	2015
Revenue from construction contracts included in consolidated net sales [2]	$ 5,508	992	1,033	994
Costs incurred in construction contracts included in consolidated cost of sales [3]	(4,840)	(1,205)	(1,133)	(919)
Construction contracts gross operating profit (loss)	$ 668	(213)	(100)	75

[1] Revenues and costs recognized from inception of the contracts until December 31, 2017 in connection with those projects still in progress.

[2] Revenues from construction contracts during 2017, 2016 and 2015, were mainly obtained in Mexico and Colombia.

[3] Refers to actual costs incurred during the periods. The oldest contract in progress as of December 31, 2017 started in 2010.

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COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 4.1 Financial information 4) BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS, SALE OF OTHER DISPOSAL GROUPS AND SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT 4.1) Business combinations 4S_)JHJRGJW__________YMWTZLM_NYX_XZGXNINFW^_8NJWWF_9WFINSL_ Ñ¦8NJWWFÑ§___(*2*=_UWJXJSYJI_FS_TKKJW_FSI_YFPJ_T[JW_GNI__¥MNHM_¥FX_FRJSIJI_TS_/FSZFW^_ ________ YMJ_Ñ¦4KKJWÑ§___YT_FQQ_XMFWJMTQIJWX_TK_9WNSNIFI_(JRJSY_1NRNYJI_ Ñ¦9(1Ñ§___F_HTRUFS^_UZGQNHQ^_QNXYJI_NS_9WNSNIFI_FSI_9TGFLT__YMFY_¥FX_YMJS_FQXT_ listed in Jamaica and Barbados, in which CEMEX already held a 39.5% interest prior to the Offer, to acquire up to 132,616,942 ordinary shares in TCL (equivalent to approximately 30.2% of TCL’s common stock). TCL’s main operations are located in Trinidad and Tobago, Jamaica and Barbados. Pursuant to the Offer, Sierra offered TT$5.07 in cash per TCL share, or its equivalent in US$0.76 except to Shareholders in Barbados (the Ñ¦4KKJW_5WNHJÑ§___4S_/FSZFW^___________FKYJW_FQQ_YJWRX_FSI_HTSINYNTSX_¥JWJ_HTRUQNJI_¥NYM_TW_¥FN[JI__YMJ_4KKJW_¥FX_IJHQFWJI_ZSHTSINYNTSFQ_ In addition, the Offer closed in Jamaica on February 7, 2017. TCL shares deposited in response to the Offer together with Sierra’s existing 39.5% shareholding in TCL represented approximately 69.8% of the outstanding shares of TCL. The total consideration paid by Sierra for the TCL shares under the Offer was US$86 ($1,791). CEMEX started consolidating TCL on February 1, 2017. During 2017, TCL was delisted from the Jamaica and Barbados stock exchanges. CEMEX determined a fair value of TCL’s assets as of February 1, 2017 of US$525 ($10,936), which considers a price of TT$5.07 per share for the percentage acquired in the Amended Offer and TT$4.15 per share, or the market price before the Offer, for the remaining shares, and US$113 ($2,354) of debt assumed, among other effects. The purchase of TCL represented a step acquisition. As a result, the remeasurement of CEMEX’s previous held ownership interest in TCL of 39.5% generated a gain of US$32 ($623) as part of “Financial income FSI_TYMJW_NYJRX__SJY_Ñ§_&QQ_HTS[JSNJSHJ_YWFSXQFYNTSX_YT_UJXTX_FGT[J_HTSXNIJW_FS_J]HMFSLJ_WFYJ_TK_______UJXTX_UJW_ITQQFW_FX_TK_+JGWZFW^_________ &X_TK_)JHJRGJW___________FKYJW_XNLSNÜªHFSYQ^_HTSHQZINSL_YMJ_FQQTHFYNTS_TK_9(1Ñ£X_KFNW_[FQZJ_YT_YMJ_FXXJYX_FHVZNWJI_FSI_QNFGNQNYNJX_FXXZRJI__YMJ_ XYFYJRJSY_TK_ÜªSFSHNFQ_UTXNYNTS_TK_9(1_FY_YMJ_FHVZNXNYNTS_IFYJ_TK_+JGWZFW^_________¥FX_FX_KTQQT¥X_ As of February 1, 2017 Current assets US$ 84 Property, machinery and equipment 331 Intangible assets and other non-current assets (includes goodwill of US$100) 110 Total assets 525 Current liabilities (includes debt of US$47) 122 Non-current liabilities (includes debt of US$97 and deferred tax liabilities of US$19) 154 Total liabilities 276 Net assets US$ 249    Non-controlling interest net assets 70    Controlling interest net assets US$ 179 105 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

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4.1 Financial information

In connection with agreements entered into with Holcim Ltd ("Holcim" currently LafargeHolcim Ltd) on October 31, 2014, CEMEX and Holcim agreed a series of related transactions, executed on January 5, 2015, and with retrospective effects as of January 1, 2015, by means of which: a) in the Czech Republic, CEMEX acquired all of Holcim's assets, including a cement plant, four aggregates quarries and 17 ready-mix plants for €115 (US$139 or $2,049); b) in Germany, CEMEX sold to Holcim its assets in the western region of the country for €171 (US$207 or $3,047); c) in Spain, CEMEX acquired from Holcim one cement plant in the southern part of the country with a production capacity of 850 thousand tons, and one cement mill in the central part of the country with grinding capacity of 900 thousand tons, among other related assets for €88 (US$106 or $1,562); and d) CEMEX agreed a final payment in cash to Holcim of €33 (US$40 or $594). As of January 1, 2015, after concluding the purchase price allocation to the fair values of the assets acquired and liabilities assumed, no goodwill was determined in respect of the Czech Republic, while in Spain, the fair value of the net assets acquired for €106 (US$129 or $1,894) exceeded the purchase price in €19 (US$22 or $328). After the reassessment of fair values, this gain was recognized during 2015 in the income statement.

The purchase price allocation of these acquisitions as of January 1, 2015 was as follows:

		Czech Republic	Spain	Total
Current assets	$	231	59	290
Property, machinery and equipment		1,419	2,004	3,423
Other non-current assets		270	–	270
Intangible assets		590	2	592
Fair value of assets acquired		2,510	2,065	4,575
Current liabilities		117	57	174
Non-current liabilities		344	114	458
Fair value of liabilities assumed		461	171	632
Fair value of net assets acquired	$	2,049	1,894	3,943

4.2) Discontinued operations

As mentioned in note 2.1, considering the resolution by the European Commission that ultimately did not allow Duna-Dráva Cement to purchase the CEMEX's Croatian Operations and the decision of CEMEX to maintain such operations, as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, the Croatian Operations are consolidated line-by-line in the statements of financial position and income statements. The financial statements and footnotes issued in prior periods, in which CEMEX reported the Croatian Operations as "Discontinued Operations" and "Assets held for sale," have been re-presented in order to reverse such presentation.

As of December 31, 2016, the condensed information of the statement of financial position of the Croatian Operations was as follows:

		2016
Current assets	$	573
Property, machinery and equipment, net		3,023
Intangible assets, net and other non-current assets		568
Total assets		4,164
Current liabilities		539
Non-current liabilities		112
Total liabilities		651
Net assets	$	3,513

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4.1 Financial information

For the years 2016 and 2015, the condensed information of the income statement of the Croatian Operations was as follows:

		2016	2015
Sales	$	1,853	1,892
Cost of sales and operating expenses		(1,629)	(1,665)
Other products (expenses), net		(31)	13
Financial expenses, net and others		(24)	(35)
Earnings before income tax		169	205
Income tax		(29)	(43)
Net income	$	140	162

On April 17, 2017, one of CEMEX's subsidiaries in the United States signed a definitive agreement for the sale of its Pacific Northwest Materials Business consisting of aggregate, asphalt and ready-mix concrete operations in Oregon and Washington to Cadman Materials, Inc., a subsidiary of HeidelbergCement Group, for US$150. On June 30, 2017, CEMEX announced that after approval from regulators, it has completed the sale of these assets. CEMEX realized a net gain on disposal of these assets of US$22 ($399), which included a proportional allocation of goodwill of US$73 ($64). Considering the disposal of its Pacific Northwest Materials Business, the operations of that business for the six-month period ending June 30, 2017, and for the full years ended December 31, 2016 and 2015, included in CEMEX's income statements were reclassified to the single line item "Discontinued Operations."

On November 28, 2016, one of CEMEX's subsidiaries in the United States signed a definitive agreement to divest its Concrete Reinforced Pipe Manufacturing Business ("Concrete Pipe Business") in the United States to Quikrete Holdings, Inc. ("Quikrete") for US$500 plus an additional US$40 contingent consideration based on future performance. On January 31, 2017, CEMEX closed the sale to Quikrete according to the agreed upon price conditions, determined a net gain on disposal of these assets for US$148 ($3,083), including US$260 ($5,369) of goodwill associated to the reporting segment in the United States that was proportionally allocated to these net assets based on their relative fair values. Considering the disposal of the entire Concrete Pipe Business, its operations for the one-month period ending January 31, 2017 and full years ended December 31, 2016 and 2015, included in CEMEX's income statements were reclassified to the single line item "Discontinued Operations."

On May 26, 2016, CEMEX closed the sale of its operations in Bangladesh and Thailand to Siam City Cement Public Company Ltd. for US$70 ($1,450). The operations in Bangladesh and Thailand for the period from January 1 to May 26, 2016 and the year 2015, included in CEMEX's income statements were reclassified to the single line item "Discontinued operations" and include in 2016, a gain on sale of US$24 ($424), net of the reclassification of foreign currency translation gains associated with these operations accrued in equity until disposal for US$7 ($122).

With effective date October 31, 2015, after all agreed upon conditions precedent were satisfied, CEMEX completed the process for the sale of its operations in Austria and Hungary that started on August 12, 2015 to the Rohrdorfer Group for €165 (US$179 or $3,090), after final adjustments negotiated for changes in cash and working capital balances as of the transfer date. The combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. The operations in Austria and Hungary for the ten-month period ended October 31, 2015 and the year ended December 31, 2014, included in CEMEX's statements of operations, were reclassified to the single line item "Discontinued operations," which includes, in 2015, a gain on sale of US$45 ($741), net of the reclassification of foreign currency translation gains accrued in equity until October 31, 2015 for an amount of US$10 ($215).

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4.1 Financial information

The following table presents condensed combined information of the statement of operations of CEMEX's discontinued operations in the Pacific Northwest Materials Business in the United States for the six-months period ended June 30, 2017 and for the years 2016 and 2015; the Concrete Pipe Business operations in the United States for the one-month period ended January 31, 2017 and for the years 2016 and 2015, the operations in Bangladesh and Thailand for the period from January 1 to May 26, 2016 and for the year 2015, and the operations in Austria and Hungary for the ten-month period ended October 31, 2015:

		2017	2016	2015
Sales	$	1,549	8,979	11,888
Cost of sales and operating expenses		(1,531)	(8,440)	(11,665)
Other products (expenses), net		14	(2)	23
Financial expenses, net and others		(3)	(57)	49
Earnings before income tax		29	480	295
Income tax		–	(101)	6
Net income		29	379	301
Net income of non-controlling interest		–	–	(15)
Net income of controlling interest	$	29	379	286

Selected condensed combined financial information of the statement of financial position at this date of such operations was as follows:

		2016
Current assets	$	1,146
Property, machinery and equipment, net		4,188
Intangible assets, net and other non-current assets		6,835
Total assets		12,169
Current liabilities		(99)
Non-current liabilities		(336)
Total liabilities		(435)
Net assets	$	11,734

4.3) Other disposal groups

On November 18, 2016, a subsidiary of CEMEX in the United States closed the sale to an affiliate of Grupo Cementos de Chihuahua, S.A.B. de C.V. ("GCC") of certain assets consisting in CEMEX's cement plant in Odessa, Texas, two cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico, for an amount of US$306 ($6,340). The Odessa plant had an annual production capacity of approximately 537 thousand tons (unaudited). The transfer of control was effective on November 18, 2016. As a result of the sale of these assets, CEMEX recognized in 2016 a gain of US$104 ($2,159) as part of "Other expenses, net" in the income statement, net of an expense for the proportional write-off of goodwill associated to CEMEX's reporting segment in the United States based on their relative fair values for US$161 ($3,340) and the reclassification of proportional foreign currency translation gains associated with these net assets accrued in equity until disposal for US$65 ($1,347).

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4.1 Financial information

On September 12, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement for the sale of its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc. ("Eagle Materials") for US$400 ($8,288). Fairborn plant had an annual production capacity of approximately 730 thousand tons (unaudited). On February 10, 2017, CEMEX announced that such subsidiary in the United States closed the divestment of these assets, and recognized in 2017 a gain on disposal for US$188 ($3,694) as part of "Other expenses, net" in the income statement, net of an expense for the proportional write-off of goodwill associated to CEMEX's reporting segment in the United States based on their relative fair values for US$211 ($4,365).

The operations of the net assets sold to GCC and Eagle Materials, mentioned above, did not represent discontinued operations and were consolidated by CEMEX line-by-line in the income statements for all the reported periods. In arriving to this conclusion, CEMEX evaluated: a) the Company's ongoing cement operations on its CGUs in Texas and the East coast; and b) the relative size of the net assets sold and held for sale in respect to the Company's remaining overall ongoing cement operations in the United States. Moreover, as a reasonability check, CEMEX measured the materiality of such net assets using a threshold of 5% of consolidated net sales, operating earnings before other expenses, net, net income and total assets. In no case the 5% threshold was reached.

For the years 2017, 2016 and 2015, selected combined statement of operations information of the net assets sold to GCC on November 18, 2016 and those to Eagle Materials was as follows:

		2017	2016	2015
Net sales	$	86	3,322	3,538
Operating costs and expenses		(71)	(2,800)	(2,795)
Operating earnings before other expenses, net	$	15	522	743

On December 2, 2016, CEMEX agreed the sale of its assets and activities related to the ready-mix concrete pumping business in Mexico to Cementos Españoles de Bombeo, S. de R.L., subsidiary in Mexico of Pumping Team S.L.L. ("Pumping Team"), specialist in the supply of ready-mix concrete pumping services based in Spain, for $1,649, which includes the sale of fixed assets upon closing of the transaction for $309 plus administrative and client and market development services, as well as the lease facilities in Mexico that CEMEX will supply to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of $1,340, plus a contingent revenue subject to results for up to $557 linked to annual metrics beginning in the first year and up to the fifth year of the agreement. On April 28, 2017, after receiving the approval by the Mexican authorities, CEMEX concluded the sale.

In addition, as part of related transactions agreed with Holcim Ltd. (note 4.1), effective as of January 1, 2015, CEMEX sold to Holcim its assets in the western region of Germany, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants for €171 (US$207 or $3,047), while CEMEX maintained its operations in the northern, eastern and southern regions of the country.

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COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 4.1 Financial information 4.4) Selected financial information by geographic operating segment Geographic operating segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. CEMEX operates geographically on a regional basis. Effective January 1, 2016, according to an announcement made by CEMEX’s Chief Executive Officer (“CEO”), the Company’s operations were reorganized into five geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, 4) South, Central America and the Caribbean, and 5) Asia, Middle East and Africa. Each regional president supervises and is responsible for all the business activities in the countries comprising the region. These activities refer to the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and other construction materials, the allocation of resources and the review of their performance and operating results. All regional presidents report directly to CEMEX’s CEO. The country manager, who is one level below the regional president in the organizational structure, reports the performance and operating results of its country to the regional president, including all the operating sectors. CEMEX’s top management internally evaluates the results and performance of each country and region for decision-making purposes and allocation of resources, following a vertical integration approach considering: a) that the operating components that comprise the reported segment have similar economic characteristics; b) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; c) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; d) the vertical integration in the value chain of the products comprising each component; e) the type of clients, which are substantially similar in all components; f) the operative integration among components; and g) that the compensation system for employees of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. Consequently, in CEMEX’s daily operations, management allocates economic resources and evaluates operating results on a country basis rather than on an operating component basis. The financial information by geographic operating segment issued in the financial statements of prior years was restated in order to give effect to: a) the reversal from discontinued operations related to CEMEX’s Croatian Operations for the years 2016 and 2015 (note 4.1); and b) the new geographical operating organization described above for the year 2015. Until December 31, 2015, CEMEX’s operations were organized into six geographical regions: 1) Mexico, 2) United States, 3) Northern Europe, 4) Mediterranean, 5) South, Central America and the Caribbean, and 6) Asia. Under the current operating organization, the geographical operating segments under the former Mediterranean region were incorporated into the current Europe region or the Asia, Middle East and Africa region, as corresponded. Considering the financial information that is regularly reviewed by CEMEX’s top management, each geographic region and the countries that comprise such regions represent reportable operating segments. However, for disclosure purposes in these notes, considering similar regional and economic characteristics and/or the fact that certain countries do not exceed certain materiality thresholds to be reported separately, such countries have been aggregated and presented as single line items as follows: a) “Rest of Europe” is mainly comprised of CEMEX’s operations in the Czech Republic, Poland, Croatia and Latvia, as well as trading activities in Scandinavia and Finland; b) “Rest of South, Central America and the Caribbean” is mainly comprised of CEMEX’s operations in Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, excluding TCL, Guatemala, and small ready-mix concrete operations in Argentina; and c) “Rest of Asia, Middle East and Africa” is mainly comprised of CEMEX’s operations in the United Arab Emirates, Israel and Malaysia. The segment “Others” refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX’s subsidiary involved in the development of information technology solutions, 3) the Parent Company and other corporate entities, and 4) other minor subsidiaries with different lines of business. For the year 2017, for purposes of the geographic operating segments presented in the following tables of this note, CEMEX’s operations acquired in the Caribbean, mainly in Trinidad and Tobago, Jamaica and Barbados as part of the purchase of TCL, are reported in the line item named “Caribbean TCL.”

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4.1 Financial information

Considering that is an indicator of CEMEX's ability to internally fund capital expenditures, as well as a widely accepted financial indicator to measure CEMEX's ability to service or incur debt (note 16), one relevant indicator used by CEMEX's management to evaluate the performance of each country is "Operating EBITDA" (operating earnings before other expenses, net, plus depreciation and amortization). This is not an indicator of CEMEX's financial performance, an alternative to cash flows, a measure of liquidity or comparable to other similarly titled measures of other companies. This indicator, which is presented in the selected financial information by geographic operating segment, is consistent with the information used by CEMEX's management for decision-making purposes. The accounting policies applied to determine the financial information by geographic operating segment are consistent with those described in note 2.

Selected information of the consolidated statements of operations by geographic operating segment for the years ended December 31, 2017, 2016 and 2015 was as follows:

2017	Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$ 58,442	(1,075)	57,367	21,215	2,246	18,969	(687)	(409)	(534)
United States	65,536	–	65,536	10,652	6,200	4,452	3,202	(631)	(177)
Europe									
United Kingdom	20,179	–	20,179	2,763	997	1,766	450	(77)	(397)
France	16,162	–	16,162	855	549	306	(129)	(61)	18
Germany	10,056	(1,339)	8,717	743	509	234	(11)	(14)	(63)
Spain	6,870	(990)	5,880	344	638	(294)	(711)	(34)	12
Poland	5,552	(74)	5,478	647	361	286	(140)	(30)	(8)
Rest of Europe	9,439	(864)	8,575	1,463	688	775	(131)	(24)	71
South, Central America and the Caribbean ("SAC")									
Colombia [1]	10,685	–	10,685	2,166	507	1,659	(642)	(129)	(36)
Panama [1]	5,112	(98)	5,014	2,007	319	1,688	(20)	(5)	7
Costa Rica [1]	2,805	(379)	2,426	1,000	99	901	–	(5)	29
Caribbean TCL [3]	4,332	(49)	4,283	1,059	610	449	(139)	(215)	(25)
Rest of SAC [1]	11,716	(872)	10,844	2,602	449	2,153	(1,069)	(23)	(12)
Asia, Middle East and Africa ("AMEA")									
Philippines [2]	8,296	–	8,296	1,394	528	866	89	(3)	(24)
Egypt	3,862	–	3,862	594	299	295	(210)	(60)	574
Rest of AMEA	13,516	–	13,516	1,855	363	1,492	(174)	(28)	12
Others	22,514	(11,203)	11,311	(2,796)	630	(3,426)	(3,493)	(17,553)	4,169
Continuing operations	275,074	(16,943)	258,131	48,563	15,992	32,571	(3,815)	(19,301)	3,616
Discontinued operations	1,550	(1)	1,549	75	57	18	14	(3)	–
Total	$ 276,624	(16,944)	259,680	48,638	16,049	32,589	(3,801)	(19,304)	3,616

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4.1 Financial information

2016	Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$ 53,579	(848)	52,731	19,256	2,390	16,866	(608)	(339)	2,695
United States	66,554	–	66,554	10,973	6,400	4,573	2,919	(487)	(212)
Europe									
United Kingdom	21,153	–	21,153	3,606	1,047	2,559	711	(63)	(393)
France	14,535	–	14,535	669	484	185	(110)	(53)	2
Germany	9,572	(1,385)	8,187	553	464	89	(64)	(15)	(85)
Spain	6,563	(841)	5,722	814	663	151	(112)	(37)	(9)
Poland	4,799	(88)	4,711	579	330	249	6	(11)	123
Rest of Europe	7,935	(541)	7,394	1,141	660	481	(103)	(33)	77
South, Central America and the Caribbean ("SAC")									
Colombia [1]	12,415	(1)	12,414	3,975	489	3,486	(575)	46	38
Panama [1]	4,906	(124)	4,782	2,170	340	1,830	(7)	(27)	5
Costa Rica [1]	2,818	(351)	2,467	1,127	116	1,011	(23)	(11)	27
Rest of SAC [1]	11,378	(778)	10,600	2,875	437	2,438	(1,226)	(28)	(182)
Asia, Middle East and Africa ("AMEA")									
Philippines [2]	9,655	–	9,655	2,687	530	2,157	21	(1)	(24)
Egypt	6,950	(5)	6,945	2,454	539	1,915	(213)	(78)	(253)
Rest of AMEA	11,858	(12)	11,846	1,617	299	1,318	(112)	(27)	27
Others	18,846	(8,597)	10,249	(2,962)	803	(3,765)	(2,174)	(20,323)	2,653
Continuing operations	263,516	(13,571)	249,945	51,534	15,991	35,543	(1,670)	(21,487)	4,489
Discontinued operations	9,186	(207)	8,979	1,232	693	539	(2)	(10)	(47)
Total	$ 272,702	(13,778)	258,924	52,766	16,684	36,082	(1,672)	(21,497)	4,442

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4.1 Financial information

2015	Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$ 50,260	(5,648)	44,612	15,362	2,399	12,963	(684)	(210)	915
United States	56,846	(18)	56,828	7,985	5,629	2,356	234	(437)	(144)
Europe									
United Kingdom	20,227	–	20,227	2,705	1,004	1,701	(147)	(95)	(299)
France	12,064	–	12,064	670	438	232	(8)	(48)	(10)
Germany	8,285	(1,276)	7,009	542	389	153	49	(14)	(61)
Spain	6,151	(755)	5,396	1,031	604	427	(735)	(72)	(2)
Poland	4,445	(108)	4,337	598	295	303	18	(54)	33
Rest of Europe	7,457	(660)	6,797	1,110	739	371	(187)	(23)	(122)
South, Central America and the Caribbean ("SAC")									
Colombia [1]	11,562	(2)	11,560	4,041	500	3,541	(88)	(50)	(570)
Panama [1]	4,599	(68)	4,531	1,869	298	1,571	(180)	(13)	2
Costa Rica [1]	2,658	(229)	2,429	1,096	102	994	(2)	(9)	2
Rest of SAC [1]	12,177	(1,988)	10,189	2,295	445	1,850	(87)	(22)	(119)
Asia, Middle East and Africa ("AMEA")									
Philippines [2]	8,436	(4)	8,432	2,206	447	1,759	(12)	(20)	19
Egypt	6,923	(5)	6,918	1,777	536	1,241	(254)	(115)	114
Rest of AMEA	9,929	–	9,929	1,250	244	1,006	(53)	(23)	(1)
Others	16,793	(8,752)	8,041	(3,003)	589	(3,592)	(896)	(18,579)	(1,090)
Continuing operations	238,812	(19,513)	219,299	41,534	14,658	26,876	(3,032)	(19,784)	(1,333)
Discontinued operations	11,944	(56)	11,888	1,201	978	223	23	(17)	66
Total	$ 250,756	(19,569)	231,187	42,735	15,636	27,099	(3,009)	(19,801)	(1,267)

[1] CEMEX Latam Holdings, S.A. ("CLH"), entity incorporated in Spain, trades its ordinary shares in the Colombian Stock Exchange. CLH is the indirect holding company of CEMEX's operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua, El Salvador and Brazil. At year end 2017 and 2016, there is a non-controlling interest in CLH of approximately 26.75% and 26.72%, respectively, of its ordinary shares, excluding shares held in CLH's treasury (note 20.4).

[2] CEMEX's operations in the Philippines are conducted through CEMEX Holdings Philippines, Inc. ("CHP"), subsidiary incorporated in the Philippines which since July 2016 trades its ordinary shares in the Philippines Stock Exchange under the symbol CHP. As of December 31, 2017 and 2016, there is a non-controlling interest in CHP of 45.0% of its ordinary shares (note 20.4).

[3] As mentioned in note 4.1, in February 2017, CEMEX's acquired a controlling interest in TCL, which main operations are located in Trinidad and Tobago ("T&T"), Jamaica and Barbados. TCL shares trade in the T&T Stock Exchange. As of December 31, 2017, there is a non-controlling interest in TCL of approximately 30.2% of its ordinary shares (note 20.4).

The information of share of profits of equity accounted investees by geographic operating segment for the years ended December 31, 2017, 2016 and 2015 is included in the note 13.1.

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4.1 Financial information

As of December 31, 2017 and 2016, selected statement of financial position information by geographic segment was as follows:

2017		Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	$	241	71,280	71,521	23,574	47,947	2,133
United States		1,573	266,769	268,342	32,366	235,976	3,498
Europe							
United Kingdom		107	34,774	34,881	24,160	10,721	1,010
France		1,055	18,481	19,536	7,360	12,176	372
Germany		85	9,010	9,095	6,848	2,247	441
Spain		–	25,731	25,731	3,543	22,188	553
Poland		9	5,477	5,486	3,086	2,400	230
Rest of Europe		158	16,123	16,281	3,627	12,654	321
South, Central America and the Caribbean							
Colombia		–	24,406	24,406	11,307	13,099	1,178
Panama		–	7,232	7,232	1,029	6,203	152
Costa Rica		–	1,869	1,869	646	1,223	42
Caribbean TCL		–	11,004	11,004	4,917	6,087	584
Rest of South, Central America and the Caribbean		31	11,298	11,329	4,366	6,963	357
Asia, Middle East and Africa							
Philippines		6	11,548	11,554	2,617	8,937	518
Egypt		1	4,602	4,603	1,776	2,827	418
Rest of Asia, Middle East and Africa		–	13,671	13,671	8,027	5,644	449
Others		5,306	24,356	29,662	217,914	(188,252)	163
Continuing operations		8,572	557,631	566,203	357,163	209,040	12,419
Assets held for sale and related liabilities (note 12.1)		–	1,378	1,378	–	1,378	–
Total	$	8,572	559,009	567,581	357,163	210,418	12,419

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4.1 Financial information

2016		Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	$	490	70,012	70,502	20,752	49,750	1,651
United States		1,587	287,492	289,079	30,118	258,961	3,760
Europe							
United Kingdom		104	32,469	32,573	22,914	9,659	599
France		909	16,855	17,764	6,829	10,935	379
Germany		74	8,396	8,470	6,694	1,776	507
Spain		13	27,251	27,264	3,206	24,058	490
Poland		10	5,036	5,046	2,072	2,974	181
Rest of Europe		270	15,345	15,615	3,221	12,394	258
South, Central America and the Caribbean							
Colombia		–	26,532	26,532	11,548	14,984	3,633
Panama		–	7,958	7,958	1,144	6,814	126
Costa Rica		–	1,928	1,928	691	1,237	73
Rest of South, Central America and the Caribbean		28	12,517	12,545	4,133	8,412	441
Asia, Middle East and Africa							
Philippines		6	12,308	12,314	2,696	9,618	341
Egypt		1	5,512	5,513	2,907	2,606	381
Rest of Asia, Middle East and Africa		–	12,347	12,347	6,994	5,353	394
Others		6,996	26,253	33,249	276,269	(243,020)	65
Continuing operations		10,488	568,211	578,699	402,188	176,511	13,279
Assets held for sale and related liabilities (note 12.1)		–	21,029	21,029	815	20,214	–
Total	$	10,488	589,240	599,728	403,003	196,725	13,279

[1] In 2017 and 2016, the column "Additions to fixed assets" includes capital expenditures of $9,514 and $12,676, respectively (note 14).

Total consolidated liabilities as of December 31, 2017 and 2016 included debt of $193,995 and $236,238, respectively. Of such balances, as of December 31, 2017 and 2016, approximately 80% and 73% was in the Parent Company, less than 1% and 1% was in Spain, 15% and 25% was in finance subsidiaries in the Netherlands, Luxembourg and the United States, and 4% and 2% was in other countries, respectively. The Parent Company and the finance subsidiaries mentioned above are included within the segment "Others."

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4.1 Financial information

Net sales by product and geographic segment for the years ended December 31, 2017, 2016 and 2015 were as follows:

2017		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	$	42,195	14,672	3,416	11,211	(14,127)	57,367
United States		27,804	35,400	14,436	6,235	(18,339)	65,536
Europe							
United Kingdom		4,879	7,459	7,758	8,067	(7,984)	20,179
France		–	13,367	6,373	205	(3,783)	16,162
Germany		3,595	4,668	2,134	2,335	(4,015)	8,717
Spain		5,499	944	259	676	(1,498)	5,880
Poland		3,230	2,532	701	226	(1,211)	5,478
Rest of Europe		6,236	2,715	1,055	462	(1,893)	8,575
South, Central America and the Caribbean							
Colombia		7,043	4,024	1,224	1,960	(3,566)	10,685
Panama		3,876	1,725	452	180	(1,219)	5,014
Costa Rica		2,095	386	122	120	(297)	2,426
Caribbean TCL		4,097	29	19	215	(77)	4,283
Rest of South, Central America and the Caribbean		11,412	1,308	268	307	(2,451)	10,844
Asia, Middle East and Africa							
Philippines		8,093	67	159	52	(75)	8,296
Egypt		3,347	479	16	173	(153)	3,862
Rest of Asia, Middle East and Africa		928	11,078	2,875	2,148	(3,513)	13,516
Others		–	–	–	22,515	(11,204)	11,311
Continuing operations		134,329	100,853	41,267	57,087	(75,405)	258,131
Discontinued operations		–	525	340	687	(3)	1,549
Total	$	134,329	101,378	41,607	57,774	(75,408)	259,680

2016		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	$	37,647	13,664	3,156	11,773	(13,509)	52,731
United States		28,585	35,843	14,565	7,107	(19,546)	66,554
Europe							
United Kingdom		5,267	7,830	8,195	7,889	(8,028)	21,153
France		–	11,883	5,640	278	(3,266)	14,535
Germany		3,416	4,539	2,112	2,262	(4,142)	8,187
Spain		5,478	823	196	472	(1,247)	5,722
Poland		2,811	2,237	579	219	(1,135)	4,711
Rest of Europe		5,286	2,254	911	338	(1,395)	7,394
South, Central America and the Caribbean							
Colombia		8,814	4,522	1,364	1,761	(4,047)	12,414
Panama		3,794	1,577	413	139	(1,141)	4,782
Costa Rica		2,144	390	179	126	(372)	2,467
Rest of South, Central America and the Caribbean		10,998	1,526	322	298	(2,544)	10,600
Asia, Middle East and Africa							
Philippines		9,405	143	164	70	(127)	9,655
Egypt		6,076	943	26	217	(317)	6,945
Rest of Asia, Middle East and Africa		961	9,535	2,519	1,379	(2,548)	11,846
Others		–	–	–	18,851	(8,602)	10,249
Continuing operations		130,682	97,709	40,341	53,179	(71,966)	249,945
Discontinued operations		422	1,366	785	6,665	(259)	8,979
Total	$	131,104	99,075	41,126	59,844	(72,225)	258,924

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2015	Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	$ 30,384	13,163	2,860	9,956	(11,751)	44,612
United States	23,358	30,129	11,914	7,994	(16,567)	56,828
Europe						
United Kingdom	4,705	7,729	7,614	7,859	(7,680)	20,227
France	–	10,026	4,410	224	(2,596)	12,064
Germany	3,098	3,749	1,790	2,103	(3,731)	7,009
Spain	5,265	721	150	392	(1,132)	5,396
Poland	2,630	1,916	489	197	(895)	4,337
Rest of Europe	5,075	1,945	728	562	(1,513)	6,797
South, Central America and the Caribbean						
Colombia	8,158	4,428	1,329	1,345	(3,700)	11,560
Panama	3,368	1,424	383	172	(816)	4,531
Costa Rica	2,092	367	138	109	(277)	2,429
Rest of South, Central America and the Caribbean	9,633	2,058	376	451	(2,329)	10,189
Asia, Middle East and Africa						
Philippines	8,270	115	96	62	(111)	8,432
Egypt	6,052	975	36	236	(381)	6,918
Rest of Asia, Middle East and Africa	880	7,956	1,931	1,115	(1,953)	9,929
Others	–	–	–	16,811	(8,770)	8,041
Continuing operations	112,968	86,701	34,244	49,588	(64,202)	219,299
Discontinued operations	1,046	3,877	1,928	5,474	(437)	11,888
Total	$ 114,014	90,578	36,172	55,062	(64,639)	231,187

5) OPERATING EXPENSES, DEPRECIATION AND AMORTIZATION

Consolidated operating expenses during 2017, 2016 and 2015 by function are as follows:

	2017	2016	2015
Administrative expenses [1]	$ 21,081	20,750	18,653
Selling expenses	6,450	6,974	5,883
Distribution and logistics expenses	28,495	26,245	23,374
	$ 56,026	53,969	47,910

[1] The Technology and Energy departments in CEMEX undertake all significant R&D activities as part of their daily activities. In 2017, 2016 and 2015, total combined expenses of these departments recognized within administrative expenses were $754 (US$38), $712 (US$38) and $660 (US$41), respectively.

Depreciation and amortization recognized during 2017, 2016 and 2015 are detailed as follows:

	2017	2016	2015
Depreciation and amortization expense included in cost of sales	$ 14,146	14,180	13,154
Depreciation and amortization expense included in administrative, selling and distribution and logistics expenses	1,846	1,811	1,504
	$ 15,992	15,991	14,658

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6) OTHER EXPENSES, NET

The detail of the line item "Other expenses, net" in 2017, 2016 and 2015 was as follows:

		2017	2016	2015
Impairment losses [1]	$	(2,936)	(2,518)	(1,517)
Restructuring costs [2]		(843)	(778)	(845)
Charitable contributions		(127)	(93)	(60)
Results from the sale of assets and others, net [3]		91	1,719	(610)
	$	(3,815)	(1,670)	(3,032)

[1] In 2017, 2016 and 2015, among others, includes impairment losses of fixed assets for approximately $984, $1,899 and $1,145, respectively, as well as impairment losses of goodwill in 2017 for approximately $1,920 (notes 13.2, 14 and 15).

[2] In 2017, 2016 and 2015, restructuring costs mainly refer to severance payments.

[3] In 2017, includes an expense in Colombian pesos equivalent to approximately $491 (US$25) for a penalty imposed by the Commerce and Industry Superintendence in Colombia in connection with a market investigation (note 24.2).

7) FINANCIAL INCOME AND OTHER ITEMS, NET

The detail of the line item "Financial income and other items, net" in 2017, 2016 and 2015 was as follows:

		2017	2016	2015
Results in the sale of associates and remeasurement of previously held interest before change in control of associates (notes 4.1 and 13.1)	$	4,164	–	–
Financial income		338	402	318
Results from financial instruments, net (notes 13.2 and 16.4)		161	113	(2,729)
Foreign exchange results		(26)	5,004	1,970
Effects of NPV on assets and liabilities and others, net		(1,021)	(1,030)	(892)
	$	3,616	4,489	(1,333)

8) CASH AND CASH EQUIVALENTS

As of December 31, 2017 and 2016, consolidated cash and cash equivalents consisted of:

		2017	2016
Cash and bank accounts	$	9,292	9,104
Fixed-income securities and other cash equivalents		4,449	2,512
	$	13,741	11,616

Based on net settlement agreements, the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX of $196 in 2017 and $250 in 2016, which were offset against the corresponding obligations of CEMEX with the counterparties, considering CEMEX's right, ability and intention to settle the amounts on a net basis.

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9) TRADE ACCOUNTS RECEIVABLE, NET

As of December 31, 2017 and 2016, consolidated trade accounts receivable consisted of:

		2017	2016
Trade accounts receivable	$	32,623	32,356
Allowances for doubtful accounts		(2,145)	(2,196)
	$	30,478	30,160

As of December 31, 2017 and 2016, trade accounts receivable include receivables of $12,713 (US$647) and $13,644 (US$658), respectively, sold under outstanding trade receivables securitization programs and/or factoring programs with recourse, established in Mexico, the United States, France and the United Kingdom, in which CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position and the funded amounts to CEMEX of $11,313 (US$576) in 2017 and $11,095 (US$535) in 2016, were recognized within the line item of "Other financial obligations," the difference in each year against the trade receivables sold was maintained as reserves. Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $308 in 2017, $258 in 2016 and $249 in 2015. CEMEX's securitization programs are negotiated for periods of one to two years and are usually renewed at their maturity.

Allowances for doubtful accounts were established until December 31, 2017 based on an incurred loss model according to the credit history and risk profile of each customer (note 2.20). Changes in the valuation of this caption allowance for doubtful accounts in 2017, 2016 and 2015, were as follows:

		2017	2016	2015
Allowances for doubtful accounts at beginning of period	$	2,196	2,152	1,856
Charged to selling expenses		252	556	434
Additions through business combinations		141	–	–
Deductions		(449)	(867)	(276)
Foreign currency translation effects		5	355	138
Allowances for doubtful accounts at end of period	$	2,145	2,196	2,152

10) OTHER ACCOUNTS RECEIVABLE

As of December 31, 2017 and 2016, consolidated other accounts receivable consisted of:

		2017	2016
Non-trade accounts receivable [1]	$	1,918	2,527
Interest and notes receivable [2]		1,125	1,286
Current portion of valuation of derivative financial instruments		1,056	236
Loans to employees and others		233	188
Refundable taxes		638	1,001
	$	4,970	5,238

[1] Non-trade accounts receivable are mainly attributable to the sale of assets.

[2] Includes $27 in 2016, representing the short-term portion of a restricted investment related to coupon payments under CEMEX's perpetual debentures (note 20.4). In addition, in 2016, includes CEMEX Colombia's beneficial interest in a trust oriented to promote housing projects, which its only asset is land in the municipality of Zipaquira, Colombia and its only liability is a bank credit for $148, guaranteed by CEMEX Colombia, obtained to purchase the land. The estimated fair value of the land as determined by external appraiser significantly exceeds the amount of the loan.

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11) INVENTORIES, NET

As of December 31, 2017 and 2016, the consolidated balance of inventories was summarized as follows:

	2017	2016
Finished goods	$ 5,933	5,865
Work-in-process	3,814	3,378
Raw materials	3,237	3,128
Materials and spare parts	4,996	4,551
Inventory in transit	872	1,176
	$ 18,852	18,098

For the years ended December 31, 2017, 2016 and 2015, CEMEX recognized within "Cost of sales" in the income statement, inventory impairment losses of $23, $52 and $49, respectively.

12) ASSETS HELD FOR SALE AND OTHER CURRENT ASSETS

12.1) Assets held for sale

As of December 31, 2017 and 2016, assets held for sale, which are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts, as well as liabilities directly related with such assets are detailed as follows:

	2017			2016		
	Assets	Liabilities	Net assets	Assets	Liabilities	Net assets
Concrete Pipe Division (note 4.2)	$ –	–	–	$ 9,426	642	8,784
Fairborn cement plant (note 4.3)	–	–	–	5,957	164	5,793
Investment in shares of GCC (note 13.1) [1]	–	–	–	3,882	–	3,882
Idle assets in Andorra, Spain	580	–	580	560	–	560
Concrete pumping equipment (note 4.3)	–	–	–	213	–	213
Other assets held for sale	798	–	798	991	9	982
	$ 1,378	–	1,378	$ 21,029	815	20,214

[1] During 2017, in separate transactions, CEMEX sold the direct investment in 23% of GCC's common stock it maintained for sale (note 13.1).

12.2) Other current assets

As of December 31, 2017 and 2016, other current assets are mainly comprised of advance payments.

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13) EQUITY ACCOUNTED INVESTEES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

13.1) Equity accounted investees

As of December 31, 2017 and 2016, the investments in common shares of associates were as follows:

	Activity	Country	%		2017	2016
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$	3,618	3,674
Trinidad Cement Limited	Cement	Trinidad and Tobago	39.5		–	1,689
Concrete Supply Co. LLC	Concrete	United States	40.0		1,192	1,234
Akmenes Cementas AB	Cement	Lithuania	37.8		585	586
ABC Capital, S.A. Institución de Banca Múltiple	Financing	Mexico	33.9		228	474
Lehigh White Cement Company	Cement	United States	24.5		375	334
Société Méridionale de Carrières	Aggregates	France	33.3		367	300
Société d'Exploitation de Carrières	Aggregates	France	50.0		318	257
Cemento Interoceánico S.A. (formerly Industrias Básicas, S.A.)	Cement	Panama	25.0		168	155
Other companies	–	–	–		1,721	1,785
				$	8,572	10,488
Out of which:						
Book value at acquisition date				$	6,957	8,275
Changes in stockholders' equity				$	1,615	2,213

During 2016, the Parent Company participated as shareholder in a share restructuring executed by Camcem, S.A. de C.V. ("Camcem"), indirect parent company of Control Administrativo Mexicano, S.A. de C.V. ("Camsa") and GCC, aimed to simplify its corporate structure, by means of which, Imin de México, S.A. de C.V., intermediate holding company, Camsa and GCC were merged, prevailing GCC as the surviving entity. As a result of the share restructuring, CEMEX's 10.3% interest in Camcem and 49% interest in Camsa, both before the restructuring, were exchanged on equivalent basis into a 40.1% interest in Camcem and a 23% interest in GCC, which shares of the latest trade in the MSE (note 12.1).

On January 25, 2017, in a public offering to investors in Mexico conducted through the BMV and in a concurrent private placement to eligible investors outside of Mexico, the Parent Company and GCC announced the offering of up to 76,483,332 shares (all the shares of GCC owned by CEMEX) at a price range of between 95.00 to 115.00 pesos per share, which included 9,976,087 shares available to the underwriters of the offerings pursuant to a 30-day option to purchase such shares granted to them by CEMEX. During 2017, after conclusion of the public offering and the private placement, CEMEX sold approximately 13.53% of the common stock of GCC at a price of 95.00 pesos per share receiving $4,094 after deducting commissions and offering expenses, recognizing a gain on sale of $1,859 as part of "Financial income and other items, net" in the income statement.

In addition, on September 28, 2017, CEMEX announced the definitive sale to two financial institutions of the remaining 31,483,332 shares of GCC, which represented approximately 9.47% of the equity capital of GCC. Proceeds from the sale were $3,012 and generated a gain on sale of $1,682 recognized as part of "Financial income and other items, net" in the income statement. CEMEX continues to have an approximate 20% indirect interest in GCC through Camcem.

As mentioned in note 4.1, by means of a public offer and take-over bid through its subsidiary Sierra, and effective as of February 1, 2017, CEMEX acquired a majority ownership interest in TCL's common stock and assumed control of this entity.

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Combined condensed statement of financial position information of CEMEX's associates as of December 31, 2017 and 2016 is set forth below:

	2017	2016
Current assets	$ 21,527	21,651
Non-current assets	32,071	41,085
Total assets	53,598	62,736
Current liabilities	10,863	11,612
Non-current liabilities	17,730	22,436
Total liabilities	28,593	34,048
Total net assets	$ 25,005	28,688

Combined selected information of the statements of operations of CEMEX's associates in 2017, 2016 and 2015 is set forth below:

	2017	2016	2015
Sales	$ 28,158	29,791	25,484
Operating earnings	4,458	4,730	3,523
Income before income tax	2,451	3,111	3,350
Net income	1,891	1,860	2,403

The share of equity accounted investees by geographic operating segment in the income statements for 2017, 2016 and 2015 is detailed as follows:

	2017	2016	2015
Mexico	$ 269	452	330
United States	266	253	92
Europe	108	54	339
Corporate and others	(55)	(71)	(24)
	$ 588	688	737

13.2) Other investments and non-current accounts receivable

As of December 31, 2017 and 2016, consolidated other investments and non-current accounts receivable were summarized as follows:

	2017	2016
Non-current portion of valuation of derivative financial instruments	$ 794	1,900
Non-current accounts receivable and other investments [1]	4,612	4,572
Investments available-for-sale [2]	275	491
Investments held for trading [3]	77	157
	$ 5,758	7,120

[1] Includes, among other items: a) advances to suppliers of fixed assets of $43 in 2017 and $52 in 2016. CEMEX recognized impairment losses of non-current accounts receivable in Costa Rica of $21 in 2016, and in Egypt and Colombia of $71 and $22 in 2015, respectively.

[2] This line item refers mainly to a strategic investment in CPOs of Axtel, S.A.B. de C.V. ("Axtel"). This investment is recognized as available for sale at fair value and changes in valuation are recorded in other items comprehensive income, net until its disposal.

[3] This line item refers to investments in private funds. In 2017 and 2016, no contributions were made to such private funds.

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14) PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2017 and 2016, consolidated property, machinery and equipment, net and the changes in such line item during 2017, 2016 and 2015, were as follows:

		2017				
		Land and mineral reserves [1]	Building [1]	Machinery and equipment [2]	Construction in progress [3]	Total
Cost at beginning of period	$	97,218	51,740	229,717	17,247	395,922
Accumulated depreciation and depletion		(16,301)	(24,224)	(125,263)	–	(165,788)
Net book value at beginning of period		80,917	27,516	104,454	17,247	230,134
Capital expenditures		547	802	8,165	–	9,514
Additions through capital leases		–	–	2,096	–	2,096
Stripping costs		809	–	–	–	809
Total capital expenditures		1,356	802	10,261	–	12,419
Disposals [4]		(347)	(223)	(1,274)	–	(1,844)
Reclassifications [5]		(784)	(82)	(768)	–	(1,634)
Business combinations		2,179	749	3,136	428	6,492
Depreciation and depletion for the period		(2,571)	(1,967)	(9,417)	–	(13,955)
Impairment losses		(202)	(1)	(763)	(18)	(984)
Foreign currency translation effects		(1,895)	908	719	1,800	1,532
Cost at end of period		95,495	53,927	242,636	19,457	411,515
Accumulated depreciation and depletion		(16,842)	(26,225)	(136,288)	–	(179,355)
Net book value at end of period	$	78,653	27,702	106,348	19,457	232,160

		2016					
		Land and mineral reserves [1]	Building [1]	Machinery and equipment [2]	Construction in progress [3]	Total	2015
Cost at beginning of period	$	86,441	48,563	211,232	13,853	360,089	324,210
Accumulated depreciation and depletion		(12,215)	(21,228)	(109,952)	–	(143,395)	(118,668)
Net book value at beginning of period		74,226	27,335	101,280	13,853	216,694	205,542
Capital expenditures		2,149	1,856	8,671	–	12,676	11,454
Additions through capital leases		–	–	7	–	7	63
Capitalization of financial expense		–	–	–	175	175	73
Stripping costs		421	–	–	–	421	723
Total capital expenditures		2,570	1,856	8,678	175	13,279	12,313
Disposals [4]		(388)	(141)	(1,268)	(44)	(1,841)	(2,247)
Reclassifications [5]		(2,029)	(703)	(1,731)	(86)	(4,549)	(3,099)
Business combinations		–	–	–	–	–	4,004
Depreciation and depletion for the period		(2,426)	(2,033)	(9,582)	–	(14,041)	(13,086)
Impairment losses		(671)	(303)	(547)	(378)	(1,899)	(1,145)
Foreign currency translation effects		9,635	1,505	7,624	3,727	22,491	14,412
Cost at end of period		97,218	51,740	229,717	17,247	395,922	360,089
Accumulated depreciation and depletion		(16,301)	(24,224)	(125,263)	–	(165,788)	(143,395)
Net book value at end of period	$	80,917	27,516	104,454	17,247	230,134	216,694

[1] Includes corporate buildings and related land sold to financial institutions in previous years, which were leased back. The aggregate carrying amount of these assets as of December 31, 2017 and 2016 was $1,690 and $1,777, respectively.

[2] Includes assets, mainly mobile equipment, acquired through finance leases, which carrying amount as of December 31, 2017 and 2016 was $2,096 and $7, respectively.

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[3] In July 2014, CEMEX Colombia began the construction of a new cement plant in the municipality of Maceo in the Antioquia department in Colombia with an annual capacity of approximately 1.1 million tons. The first phase included the construction of a cement mill, which began operating in testing phase for some months in 2016 with the supply of clinker from the Caracolito plant in Ibague, and the cement obtained was used in its entirety in the construction of the plant. The next phase, which includes the construction of the kiln, has been completed. In connection with the access road to the plant, the works were suspended meanwhile CEMEX Colombia obtains the permits for its completion. The beginning of commercial operations is subject to the successful conclusion of several ongoing processes related to certain operating permits and other proceedings. As a result of the investigations carried out for the deficiencies found (note 24.1), during the fourth quarter of 2016, CEMEX Colombia reduced construction in progress for $483 (US$23), of which, $295 (US$14) were recognized as impairment losses against "Other expenses, net," considering that the assets, mainly advances for the purchase of land through a representative, were considered contingent assets based on the low probability for their recoverability due to deficiencies in the legal processes, and $188 (US$9) were decreased against "Other accounts payable" in connection with the cancellation of the portion payable of such assets. CEMEX Colombia determined an initial total budget for the plant of US$340. As of December 31, 2017, the carrying amount of the project, net of adjustments, is for an amount in Colombian pesos equivalent to US$333 ($6,543), considering the exchange rates as of December 31, 2017.

[4] In 2017, includes sales of non-strategic fixed assets in Mexico, the United States, and Spain for $343, $223 and $220, respectively. In 2016, includes sales of non-strategic fixed assets in the United States, Mexico, and France for $317, $281 and $165, respectively. In 2015, includes the sales of non-strategic fixed assets in the United Kingdom, the United States and Spain for $584, $451 and $417, respectively.

[5] In 2017, refers mainly to those assets of the Pacific Northwest Materials Business in the United States for $1,634 (note 4.2). In 2016, refers mainly to those assets of the Concrete Pipe Business in the United States for $2,747, as well as other disposal groups in the United States reclassified to assets available for sale for $1,386 (notes 4.2, 4.3 and 12.1). In 2015, refers to other disposal groups in the United States reclassified to assets available for sale for $537 (notes 4.3 and 12.1).

As a result of impairment tests conducted on several CGUs considering certain triggering events, mainly: a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting the supply to current demand conditions, such as the situation in Puerto Rico in the last quarter of 2016 due to the adverse outlook and the overall uncertain economic conditions in such country; b) the transferring of installed capacity to more efficient plants, such as the projected closing in the short-term of a cement mill in Colombia; as well as c) the recoverability of certain investments in Colombia as described above, for the years ended December 31, 2017, 2016 and 2015, CEMEX adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses within the line item of "Other expenses, net" (notes 2.10 and 6).

During the years ended December 31, 2017, 2016 and 2015 impairment losses of fixed assets by countries are as follows:

		2017	2016	2015
Spain	$	452	–	392
Czech Republic		157	–	–
United States		153	277	269
Panama		56	–	118
France		50	–	–
Latvia		46	–	126
Mexico		45	46	46
Puerto Rico		–	1,087	172
Colombia		–	454	–
Other countries		25	35	22
	$	984	1,899	1,145

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15) GOODWILL AND INTANGIBLE ASSETS, NET

15.1) Balances and changes during the period

As of December 31, 2017 and 2016, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

	2017			2016		
	Cost	Accumulated amortization	Carrying Amount	Cost	Accumulated amortization	Carrying Amount
Intangible assets of indefinite useful life:						
Goodwill	$ 195,474	–	195,474	$ 206,319	–	206,319
Intangible assets of definite useful life:						
Extraction rights	39,603	(6,480)	33,123	40,995	(5,948)	35,047
Industrial property and trademarks	929	(364)	565	707	(350)	357
Customer relationships	3,859	(3,852)	7	4,343	(4,084)	259
Mining projects	797	(96)	701	961	(84)	877
Others intangible assets	14,941	(9,902)	5,039	13,814	(9,166)	4,648
	$ 255,603	(20,694)	234,909	$ 267,139	(19,632)	247,507

The amortization of intangible assets of definite useful life was $2,037 in 2017, $1,950 in 2016 and $1,572 in 2015, and was recognized within operating costs and expenses.

Goodwill

Changes in consolidated goodwill in 2017, 2016 and 2015, were as follows:

	2017	2016	2015
Balance at beginning of period	$ 206,319	184,156	160,544
Business combinations	1,965	–	64
Disposals, net (note 4.3)	–	(3,340)	(552)
Reclassification to assets held for sale and other current assets (notes 4.2, 4.3 and 12)	(1,804)	(9,734)	–
Impairment losses	(1,920)	–	–
Foreign currency translation effects	(9,086)	35,237	24,100
Balance at end of period	$ 195,474	206,319	184,156

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COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 4.1 Financial information .SYFSLNGQJ_FXXJYX_TK_IJÜªSNYJ_QNKJ (MFSLJX_NS_NSYFSLNGQJ_FXXJYX_TK_IJÜªSNYJ_QNKJ_NS____________FSI_______¥JWJ_FX_KTQQT¥X_ 2017    Industrial Extraction property and Customer Mining rights trademarks relations projects Others 1 Total Balance at beginning of period $ 35,047 357 259 877 4,648 41,188 Additions (disposals), net 1 278 (783) – (148) 424 (229) Business combinations (note 4.1) – – – 4 72 76 _ 7JHQFXXNÜªHFYNTSX_ STYJX__________FSI_____ _ ¢_ ¢_ ____ ¢_ ¢_ ___ Amortization for the period (716) (110) (225) (12) (974) (2,037) Impairment losses (38) – – – (12) (50) Foreign currency translation effects (1,448) 1,101 – (20) 881 514 Balance at the end of period $ 33,123 565 7 701 5,039 39,435 2016    Industrial Extraction property and Customer Mining rights trademarks relations projects Others 1 Total 2015 Balance at beginning of period $ 30,327 622 1,004 805 3,808 36,566 32,940 Business combinations – – – – – – 616 Additions (disposals), net 1 201 (760) – (382) 343 (598) (186) _ 7JHQFXXNÜªHFYNTSX_ STYJX__________FSI_____ _ ¢_ ¢_ ¢_ ¢_ ¢_ ¢_ _ Amortization for the period (712) (293) (658) (12) (275) (1,950) (1,572) Impairment losses (6) – – – (19) (25) (10) Foreign currency translation effects 5,237 788 (87) 466 791 7,195 4,777 Balance at the end of period $ 35,047 357 259 877 4,648 41,188 36,566 1_&X_TK_)JHJRGJW__________FSI_______Ñ¦4YMJWXÑ§_NSHQZIJX_YMJ_HFWW^NSL_FRTZSY_TK_NSYJWSFQ_ZXJ_XTKY¥FWJ_TK_______FSI________WJXUJHYN[JQ^__(FUNYFQN_JI_INWJHY_HTXYX_NSHZWWJI_NS_YMJ_ development stage of internal-use software, such as professional fees, direct labor and related travel expenses, amounted to $1,422 in 2017, $769 in 2016 and $615 in 2015. 126 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

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15.2) Analysis of goodwill impairment

As of December 31, 2017 and 2016, goodwill balances allocated by operating segment were as follows:

	2017	2016
Mexico	$ 7,371	7,529
United States	152,486	162,692
Europe		
Spain	10,000	12,316
United Kingdom	6,335	6,371
France	4,796	4,524
Czech Republic	709	583
South, Central America and the Caribbean		
Colombia	6,146	6,461
Dominican Republic	279	250
TCL	2,027	–
Rest of South, Central America and the Caribbean [1]	985	1,036
Asia, Middle East and Africa		
Philippines	1,817	1,911
United Arab Emirates	1,769	1,865
Egypt	232	231
Others		
Other reporting segments [2]	522	550
	$ 195,474	206,319

[1] This caption refers to the operating segments in the Caribbean, Costa Rica and Panama.

[2] This caption is primarily associated with Neoris N.V., CEMEX's subsidiary involved in the sale of information technology and services.

For purposes of goodwill impairment tests, all cash-generating units within a country are aggregated, as goodwill is allocated at that level. Considering materiality for disclosure purposes, certain balances of goodwill were presented for Rest of South, Central America and the Caribbean, but this does not represent that goodwill was tested at a higher level than for operations in an individual country.

During the last quarter of each year, CEMEX performs its annual goodwill impairment test. Based on these analyses, during 2017, in connection with the Operating Segment in Spain, considering the uncertainty over the improvement indicators affecting the country's construction industry, and consequently in the expected consumption of cement, ready-mix and aggregates, partially a result of the country's complex prevailing political environment, which has limited expenditure in infrastructure projects, as well as the uncertainty in the expected price recovery and the effects of increased competition and imports, CEMEX's management considered a reduction in the horizon of the related cash flows projections from 10 to 5 years and determined that the net book value of such Operating Segment in Spain, exceeded in $1,920 (US$98) the amount of the net present value of projected cash flows. As a result, CEMEX recognized an impairment loss of goodwill for the aforementioned amount as part of "Other expenses, net" in the income statement against the related goodwill balance.

During 2016 and 2015, CEMEX did not determine impairment losses of goodwill.

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Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of CEMEX's products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the long-term growth rates applied. CEMEX's cash flow projections to determine the value in use of its CGUs to which goodwill has been allocated consider the use of long-term economic assumptions. CEMEX believes that its discounted cash flow projections and the discount rates used reasonably reflect current economic conditions at the time of the calculations, considering, among other factors that: a) the cost of capital reflects current risks and volatility in the markets; and b) the cost of debt represents the average of industry specific interest rates observed in recent transactions. Other key assumptions used to determine CEMEX's discounted cash flows are volume and price increases or decreases by main product during the projected periods. Volume increases or decreases generally reflect forecasts issued by trustworthy external sources, occasionally adjusted based on CEMEX's actual backlog, experience and judgment considering its concentration in certain sectors, while price changes normally reflect the expected inflation in the respective country. Operating costs and expenses during all periods are maintained as a fixed percent of revenues considering historic performance.

CEMEX's pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	Discount rates			Growth rates		
Groups of CGUs	2017	2016	2015	2017	2016	2015
United States	8.8%	8.6%	8.6%	2.5%	2.5%	2.5%
Spain	9.5%	9.5%	9.9%	1.7%	1.6%	1.9%
Mexico	10.2%	9.8%	9.6%	2.7%	2.9%	3.5%
Colombia	10.5%	10.0%	9.8%	3.7%	4.0%	4.0%
France	9.0%	9.1%	9.0%	1.8%	1.8%	1.6%
United Arab Emirates	10.4%	10.2%	10.2%	3.1%	3.4%	3.6%
United Kingdom	9.0%	8.8%	8.8%	1.7%	1.9%	2.3%
Egypt	11.8%	11.4%	12.5%	6.0%	6.0%	4.6%
Range of rates in other countries	9.1% - 11.7%	9.1% - 12.8%	9.0% - 13.8%	2.3% - 6.8%	2.2% - 7.0%	2.4% - 4.3%

As of December 31, 2017, the discount rates used by CEMEX in its cash flows projections in the countries with the most significant goodwill balances increased slightly as compared to the values determined in 2016. During the year, the funding cost observed in industry slightly decreased from 6.2% in 2016 to 6.1% in 2017 and the risk multiple associated to the Company also decreased from 1.29 in 2016 to 1.26 in 2017. Nonetheless, these decreases were offset by an increase in the risk free rate which change from 2.70% in 2016 to 2.76% in 2017, as well as by overall increases in the sovereign risk rate of the majority of the countries. As of December 31, 2016, the discount rates remained almost flat in most cases as compared to the values determined in 2015. Among other factors, the funding cost observed in industry decreased from 6.9% in 2015 to 6.2% in 2016, and the risk free rate decreased from approximately 3.2% in 2015 to 2.7 % in 2016. Nonetheless, these increases were offset by reductions in 2016 in the country specific sovereign yields in the majority of the countries where CEMEX operates. As of December 31, 2015, the discount rates remained almost flat in most cases as compared to the values determined in previous year. In respect to long-term growth rates, following general practice under IFRS, CEMEX uses country specific rates, which are mainly obtained from the Consensus Economics, a compilation of analysts' forecast worldwide, or from the International Monetary Fund when the first are not available for a specific country.

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In connection with the assumptions included in the table above, CEMEX made sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonable possible increase of 1% in the pre-tax discount rate, and an independent possible decrease of 1% in the long-term growth rate. In addition, CEMEX performed cross-check analyses for reasonableness of its results using multiples of Operating EBITDA. In order to arrive at these multiples, which represent a reasonableness check of the discounted cash flow models, CEMEX determined a weighted average multiple of Operating EBITDA to enterprise value observed in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. CEMEX considered an industry weighted average Operating EBITDA multiple of 9.0 times in 2017, 2016 and 2015. CEMEX's own Operating EBITDA multiple was 8.5 times in 2017, 8.9 times in 2016 and 8.7 times in 2015. The lowest multiple observed in CEMEX's benchmark was 6.5 times in 2017, 5.9 times in 2016 and 5.8 times in 2015, and the highest being 18.9 times in 2017, 18.3 times in 2016 and 18.0 times in 2015.

As of December 31, 2017, 2016 and 2015, except for the Operating Segment in Spain described above, in which CEMEX determined an impairment loss of goodwill in 2017, none of the other CEMEX's sensitivity analyses resulted in a potential impairment risk in CEMEX's operating segments. CEMEX continually monitors the evolution of the specific CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, in the event that the relevant economic variables and the related cash flows projections would be negatively affected, it may result in a goodwill impairment loss in the future.

As of December 31, 2017 and 2016, goodwill allocated to the United States accounted for approximately 78% and 79%, respectively, of CEMEX's total amount of consolidated goodwill. In connection with CEMEX's determination of value in use relative to its groups of CGUs in the United States in the reported periods, CEMEX has considered several factors, such as the historical performance of such operating segment, including the operating results in recent years, the long-term nature of CEMEX's investment, the signs of recovery in the construction industry over the last years, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. CEMEX has also considered recent developments in its operations in the United States, such as the decrease in ready-mix concrete volumes of approximately 1% in 2017, affected by the hurricanes occurred in Texas and Florida during the year, and the increases of 1% in 2016 and 13% in 2015, and the increases in ready-mix concrete prices of approximately 1% in 2017, 1% in 2016 and 5% in 2015, which are key drivers for cement consumption and CEMEX's profitability, and which trends are expected to continue over the next few years, as anticipated in CEMEX's cash flow projections.

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COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 4.1 Financial information 16) FINANCIAL INSTRUMENTS 16.1) Short-term and long-term debt As of December 31, 2017 and 2016, CEMEX´s consolidated debt summarized by interest rates and currencies, was as follow: 2017 2016 Short-term Long-term Total Short-term Long-term Total Floating rate debt $ 7,282 53,389 60,671 $ 519 64,550 65,069 Fixed rate debt171,169 9,691 123,633 133,324 703 170,466 $ 16,973 177,022 193,995 $ 1,222 235,016 236,238 Effective rate 1 Floating rate 6.1% 3.0% 9.7% 4.4% Fixed rate 4.8% 5.7% 4.4% 6.5% 2017 2016                Effective    Effective Currency Short-term Long-term Total rate 1 Short-term Long-term Total rate 1 Dollars $ 6,206 107,508 113,714 5.9% $ 114 179,675 179,789 6.3% Euros    9,705 54,906 64,611 3.5% 50 55,292 55,342 4.3% Pounds – 9,141 9,141 2.6% – – – –Philippine pesos – 5,408 5,408 4.6% – – – –Pesos – – – – 648 – 648 4.4% Other currencies 1,062 59 1,121 6.2% 410 49 459 10.2% $ 16,973 177,022 193,995 $ 1,222 235,016 236,238 1 In 2017 and 2016, represents the weighted average interest rate of the related debt agreements. 130 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

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As of December 31, 2017 and 2016, CEMEX's consolidated debt summarized by type of instrument, was as follow:

2017		Short-term	Long-term
Bank loans			
Loans in foreign countries, 2018 to 2022	$	910	5,439
Syndicated loans, 2018 to 2020		–	50,132
		910	55,571
Notes payable			
Notes payable in Mexico, 2018		–	–
Medium-term notes, 2018 to 2026		224	133,949
Other notes payable, 2018 to 2025		154	3,187
		378	137,136
Total bank loans and notes payable		1,288	192,707
Current maturities		15,685	(15,685)
	$	16,973	177,022

2016		Short-term	Long-term
Bank loans			
Loans in foreign countries, 2017 to 2022	$	261	1,090
Syndicated loans, 2017 to 2020		36	57,032
		297	58,122
Notes payable			
Notes payable in Mexico, 2017		–	648
Medium-term notes, 2017 to 2026		–	173,656
Other notes payable, 2017 to 2025		173	3,342
		173	177,646
Total bank loans and notes payable		470	235,768
Current maturities		752	(752)
	$	1,222	235,016

As of December 31, 2017 and 2016, discounts, fees and other direct costs incurred in the issuance of CEMEX's outstanding notes payable and bank loans for US$84 and US$84, respectively, adjust the balance of notes payable and are amortized to financing expense over the maturity of the related debt instruments.

Changes in consolidated debt for the years ended December 31, 2017, 2016 and 2015 were as follows:

	2017	2016	2015
Debt at beginning of year	$ 236,238	229,343	205,834
Proceeds from new debt instruments	93,620	48,748	52,764
Debt repayments	(128,411)	(85,798)	(64,237)
Foreign currency translation and inflation effects	(7,452)	43,945	34,982
Debt at end of year	$ 193,995	236,238	229,343

As of December 31, 2017 and 2016, as presented in the table above of debt by type of instrument, approximately 29% and 25%, respectively, of CEMEX's total indebtedness, was represented by bank loans, of which the most significant portion corresponded to those balances under CEMEX's facilities agreement entered into with 20 financial institutions on July 19, 2017 for an amount in different currencies equivalent to approximately US$4,050 at the origination date (the "2017 Credit Agreement") which was mainly used to refinance the approximately US$3,680 outstanding under the facilities agreement dated September 29, 2014, as amended several times in 2015 and 2016 (the "2014 Credit Agreement"). In addition, as part of CEMEX's currency diversification in its debt portfolio described in note 16.5, during 2017, CEMEX replaced debt denominated in dollars for US$280 pursuant to the negotiation of a bank loan denominated in Philippine pesos.

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In addition, as of December 31, 2017 and 2016, as presented in the table above of debt by type of instrument, approximately 71% and 75%, respectively, of CEMEX's total indebtedness, was represented by notes payable, of which, the most significant portion was long-term in both periods. As of December 31, 2017 and 2016, CEMEX's long-term notes payable are detailed as follows:

Description	Date of issuance	Issuer [1,2]	Currency	Principal amount	Rate [1]	Maturity date	Repurchased amount US$	Outstanding amount [3] US$	2017	2016
April 2026 Notes [8]	16/Mar/16	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.75%	16/Apr/26	–	1,000	$ 19,568	20,631
July 2025 Notes	02/Apr/03	CEMEX Materials LLC	Dollar	150	7.70%	21/Jul/25	–	150	3,061	3,249
March 2025 Notes	03/Mar/15	CEMEX, S.A.B. de C.V.	Dollar	750	6.125%	05/May/25	–	750	14,691	15,488
January 2025 Notes	11/Sep/14	CEMEX, S.A.B. de C.V.	Dollar	1,100	5.70%	11/Jan/25	(29)	1,071	20,988	22,124
December 2024 Notes [4]	05/Dec/17	CEMEX, S.A.B. de C.V.	Euro	650	2.75%	05/Dec/24	–	780	15,257	–
June 2024 Notes [8]	14/Jun/16	CEMEX Finance LLC	Euro	400	4.625%	15/Jun/24	–	480	9,390	8,665
April 2024 Notes	01/Apr/14	CEMEX Finance LLC	Dollar	1,000	6.00%	01/Apr/24	(10)	990	18,924	19,886
March 2023 Notes	03/Mar/15	CEMEX, S.A.B. de C.V.	Euro	550	4.375%	05/Mar/23	–	660	12,938	11,948
October 2022 Notes [5,8]	12/Oct/12	CEMEX Finance LLC	Dollar	1,500	9.375%	12/Oct/22	(1,500)	–	–	21,738
January 2022 Notes [5]	11/Sep/14	CEMEX, S.A.B. de C.V.	Euro	400	4.75%	11/Jan/22	–	480	9,434	8,696
April 2021 Notes [6]	01/Apr/14	CEMEX Finance LLC	Euro	400	5.25%	01/Apr/21	(447)	–	–	8,679
January 2021 Notes [7,8]	02/Oct/13	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.25%	15/Jan/21	(659)	341	6,606	14,845
December 2019 Notes [5,7,8]	12/Aug/13	CEMEX, S.A.B. de C.V.	Dollar	1,000	6.50%	10/Dec/19	(1,000)	–	–	14,471
October 2018 Variable Notes [8]	02/Oct/13	CEMEX, S.A.B. de C.V.	Dollar	500	L+475bps	15/Oct/18	(187)	313	6,154	6,485
November 2017 Notes	30/Nov/07	CEMEX, S.A.B. de C.V.	Peso	627	4.40%	17/Nov/17	(37)	–	–	648
Other notes payable									125	93
									$ 137,136	177,646

[1] In all applicable cases the issuer refers to CEMEX España, S.A. acting through its Luxembourg Branch. The letter "L" included above refers to LIBOR, which represents the London Inter-Bank Offered Rate, variable rate used in international markets for debt denominated in U.S. dollars. As of December 31, 2017 and 2016, 3-Month LIBOR rate was 1.6943% and 0.9979%, respectively. The contraction "bps" means basis points. One hundred basis points equal 1%.

[2] Unless otherwise indicated, all issuances are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK. CEMEX Egyptian Investments II, B.V. and CEMEX Shipping B.V. originally guaranteed the issuances listed above but were merged into CEMEX España, S.A. on October 3, 2016.

[3] Presented net of all outstanding notes repurchased and held by CEMEX's subsidiaries.

[4] On December 5, 2017, CEMEX issued €650 of 2.75% senior secured notes due December 5, 2024 (the "December 2024 Notes"). The proceeds will be used to repay other indebtedness.

[5] In connection with tender offers or the execution of call notice, as applicable, on December 10, 2017, CEMEX repurchased the outstanding amount of the December 2019 Notes for an aggregate principal amount of US$611; and on September 25, 2017, CEMEX repurchased US$701 aggregate principal amount of the October 2022 Notes. The notes of the holders that did not tender in the offer for US$343 were redeemed on October 12, 2017. In addition, on November 28, 2017, CEMEX announced its intention to redeem the total outstanding amount of the January 2022 Notes for an aggregate principal amount of €400 (US$480 or $9,432) that would be payable on January 10, 2018 and are presented as current maturities of long-term debt in the statement of financial position as of December 31, 2017 (note 26).

[6] On May 31, 2017, by means of a tender offer for the April 2021 Notes, CEMEX redeemed the remaining €400 of aggregate principal amount of such notes.

[7] On February 28, 2017, by means of a tender offer, CEMEX repurchased US$385 aggregate principal amount of the January 2021 Notes and US$90 of the December 2019 Notes.

[8] During 2016, by means of tender offers, using available funds from the issuance of the April 2026 Notes, the June 2024 Notes, the sale of assets and cash flows provided by operating activities, CEMEX completed the purchase of US$739 principal amount of the October 2022 Notes, the purchase of US$178 principal amount of the October 2018 Variable Notes, the purchase of US$219 principal amount of the December 2019 Notes, and the purchase of US$242 principal amount of the January 2021 Notes.

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During 2017, 2016 and 2015, as a result of the debt transactions incurred including exchange offers and tender offers to replace and/or repurchase existing debt instruments, CEMEX paid combined premiums, fees and issuance costs for US$251 ($4,930), US$196 ($4,061) and US$61 ($1,047), respectively, of which US$212 ($4,160) in 2017, US$151 ($3,129) in 2016 and US$35 ($604) in 2015 are associated with the extinguished portion of the exchanged or repurchased notes and were recognized in the statement of operations in each year within "Financial expense." In addition, US$39 ($770) in 2017, US$45 ($932) in 2016 and US$26 ($443) in 2015, corresponding to issuance costs of new debt and/or the portion of the combined premiums, fees and issuance costs treated as a refinancing of the old instruments by considering that: a) the relevant economic terms of the old and new notes were not substantially different; and b) the final holders of the new notes were the same of such portion of the old notes; adjusted the carrying amount of the new debt instruments, and are amortized over the remaining term of each instrument. Moreover, proportional fees and issuance costs related to the extinguished debt instruments for US$16 ($310) in 2017, US$37 ($767) in 2016 and US$31 ($541) in 2015 that were pending for amortization were recognized in the statement of operations of each year as part of "Financial expense."

The maturities of consolidated long-term debt as of December 31, 2017, were as follows:

		2017
2019	$	30
2020		10,175
2021		26,948
2022		19,594
2023 and thereafter		120,275
	$	177,022

As of December 31, 2017, CEMEX had the following lines of credit, the majority of which are uncommitted, at annual interest rates ranging between 1.25% and 6.50%, depending on the negotiated currency:

		Lines of credit	Available
Other lines of credit in foreign subsidiaries	$	9,506	7,237
Other lines of credit from banks		9,309	8,169
	$	18,815	15,406

2017 Credit Agreement, 2014 Credit Agreement and Facilities Agreement

As mentioned above, on July 19, 2017, the Parent Company and certain subsidiaries entered into the 2017 Credit Agreement with 20 financial institutions for an amount in different currencies equivalent to US$4,050 at the origination date, which proceeds were used to refinance in full the US$3,680 then outstanding under the 2014 Credit Agreement and other debt repayments, allowing CEMEX to increase the average life of its syndicated bank debt to approximately 4.3 years with a final maturity in July 2022. All tranches under the 2017 Credit Agreement have substantially the same terms, including an applicable margin over the benchmark interest rate of between 125 to 350 basis points, depending on CEMEX's consolidated debt leverage ratio; and the tranches share the same guarantors and collateral package as the original tranches under the 2014 Credit Agreement and other secured debt obligations of CEMEX. As of December 31, 2017, total commitments under the 2017 Credit Agreement included US$2,746 ($53,959), €741 (US$889 or $17,469), £344 (US$465 or $9,137), out of which about US$1,135 ($22,303) were in a revolving credit facility. All tranches under the 2017 Credit Agreement amortize in five equal semi-annual payments beginning in July 2020, except for the commitments under the revolving credit which have a five-year maturity.

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4.1 Financial information

The original proceeds from the 2014 Credit Agreement of US$1,350 were fully used to repay debt under the then existing facilities agreement entered into on September 17, 2012, as amended from time to time (the "Facilities Agreement"). On July 30, 2015, after several repayments under the Facilities Agreement using proceeds from other debt issuances, CEMEX repaid in full the then total amount outstanding of US$1,937 ($33,375) under the Facilities Agreement with additional funds from 21 financial institutions, which joined the 2014 Credit Agreement under new tranches, allowing CEMEX to increase the then average life of its syndicated bank debt to approximately 4 years as of such date. On November 30, 2016, CEMEX prepaid US$373 ($7,729) corresponding to the September 2017 amortization under the 2014 Credit Agreement and agreed with the lenders to exchange current funded commitments for US$664 maturing in 2018 into the revolving facility, maintaining their original amortization schedule and the same terms and conditions.

As of December 31, 2016, total commitments under the 2014 Credit Agreement included US$2,826 ($58,555) and €746 (US$785 or $16,259), out of which about US$1,413 ($29,277) were in a revolving credit facility. Considering all commitments, the amortization profile was of US$783 in 2018, US$883 in 2019 and US$1,096 in 2020.

All tranches under the 2017 Credit Agreement have substantially the same terms, including an applicable margin over LIBOR or EURIBOR, as applicable, of between 125 to 350 basis points, depending on the leverage ratio (as defined below) of CEMEX, as follows:

Consolidated leverage ratio	Applicable margin
> = 5.50x	350 bps
< 5.00x > 4.50x	300 bps
< 4.50x > 4.00x	250 bps
< 4.00x > 3.50x	212.5 bps
< 3.50x > 3.00x	175 bps
< 3.00x > 2.50x	150 bps
< 2.50x	125 bps

The 2017 Credit Agreement also modified the consolidated leverage ratio and consolidated coverage ratio limits as described below in the financial covenants section.

For the years ended December 31, 2017 and 2016, under both the 2017 Credit Agreement and the 2014 Credit Agreement, CEMEX was required to comply with the following thresholds: (a) the aggregate amount allowed for capital expenditures cannot exceed US$1,000 per year excluding certain capital expenditures, and, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit for each of CHP and CLH of US$500 (or its equivalent); and (b) the amounts allowed for permitted acquisitions and investments in joint ventures cannot exceed US$400 per year. Nonetheless, such limitations do not apply if capital expenditures or acquisitions do not exceed free cash flow generation, are funded with equity or asset disposals proceeds.

The debt under the 2017 Credit Agreement and previously under the 2014 Credit Agreement is guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK. In addition, the debt under such agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, and certain other precedent facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX México, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V, New Sunward Holding B.V., CEMEX Trademarks Holding Ltd. and CEMEX España, S.A. (the "Collateral"); and (b) all proceeds of such Collateral. CEMEX Egyptian Investments II, B.V. and CEMEX Shipping, B.V. originally guaranteed the 2014 Credit Agreement but were merged into CEMEX España, S.A. in October 2016.

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In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is also subject to a number of negative covenants that, among other things, restrict or limit its ability to: (i) create liens; (ii) incur additional debt; (iii) change CEMEX's business or the business of any obligor or material subsidiary (in each case, as defined in the 2017 Credit Agreement); (iv) enter into mergers; (v) enter into agreements that restrict its subsidiaries' ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions while the Leverage Ratio remains above 4.0 times; and (xi) enter into speculative derivatives transactions. The 2017 Credit Agreement contains a number of affirmative covenants that, among other things, require CEMEX to provide periodic financial information to its lenders. However, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if CEMEX so elects when: (i) CEMEX's Leverage Ratio (as defined hereinafter) for the two most recently completed quarterly testing periods is less than or equal to 3.75 times; and (ii) no default under the 2017 Credit Agreement is continuing. At that point the Leverage Ratio must not exceed 3.75 times. Restrictions that will cease to apply when CEMEX satisfies such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on CEMEX's ability to declare or pay cash dividends and distributions to shareholders, limitations on CEMEX's ability to repay existing financial indebtedness, certain asset sale restrictions, and restrictions on exercising call options in relation to any perpetual bonds CEMEX issues. At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, CEMEX cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the 2017 Credit Agreement.

In addition, the 2017 Credit Agreement, and previously the 2014 Credit Agreement, contains events of default, some of which may occur and are outside of CEMEX's control such as expropriation, sequestration and availability of foreign exchange. As of December 31, 2017 and 2016, CEMEX was not aware of any event of default. CEMEX cannot assure that in the future it will be able to comply with the restrictive covenants and limitations contained in the 2017 Credit Agreement. CEMEX's failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX's business and financial condition.

Financial Covenants

The 2017 Credit Agreement and previously the 2014 Credit Agreement requires CEMEX the compliance with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the "Leverage Ratio"); and b) the consolidated ratio of Operating EBITDA to interest expense (the "Coverage Ratio"). These financial ratios are calculated according to the formulas established in the debt contracts using the consolidated amounts under IFRS. As of December 31, 2017, CEMEX must comply with a Coverage Ratio and a Leverage Ratio for each period of four consecutive fiscal quarters as follows:

Period	Coverage ratio	Period	Leverage ratio
For the period ending on December 31, 2017 up to and including the period ending on March 31, 2020	> = 2.50	For the period ending on December 31, 2017 up to and including the period ending on March 31, 2018	< = 5.25
		For the period ending on June 30, 2018 up to and including the period ending on September 30, 2018	< = 5.00
For the period ending on June 30, 2020 and each subsequent reference period	> = 2.75	For the period ending on December 31, 2018 up to and including the period ending on March 31, 2019	< = 4.75
		For the period ending on June 30, 2019 up to and including the period ending on March 31, 2020	< = 4.50
		For the period ending on June 30, 2020 and each subsequent reference period	< = 4.25

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CEMEX's ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets. For the compliance periods ended as of December 31, 2017, 2016 and 2015, taking into account the 2017 Credit Agreement and the 2014 Credit Agreement, as applicable, CEMEX was in compliance with the financial covenants imposed by its debt contracts. The main consolidated financial ratios as of December 31, 2017, 2016 and 2015 were as follows:

		Consolidated financial ratios		
		2017	2016	2015
Leverage ratio [1,2]	Limit	<= 5.25	<= 6.00	<= 6.00
	Calculation	3.85	4.22	5.21
Coverage ratio [3]	Limit	>= 2.50	>= 1.85	>= 1.85
	Calculation	3.46	3.18	2.61

[1] The leverage ratio is calculated in pesos by dividing "Funded debt" by pro forma Operating EBITDA for the last twelve months as of the calculation date. Funded debt equals debt, as reported in the statement of financial position, excluding finance leases, components of liability of convertible subordinated notes, plus perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments.

[2] Pro forma Operating EBITDA represents, all calculated in pesos, Operating EBITDA for the last twelve months as of the calculation date, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

[3] The coverage ratio is calculated in pesos using the amounts from the financial statements, by dividing the pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date. Financial expense includes interest accrued on the perpetual debentures.

CEMEX will classify all of its outstanding debt as current debt in its statement of financial position if: 1) as of any measurement date CEMEX fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the 2017 Credit Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) a signed refinancing agreement to refinance the relevant debt on a long-term basis. Moreover, concurrent with the aforementioned classification of debt in the short-term, the noncompliance of CEMEX with the financial ratios agreed upon pursuant to the 2017 Credit Agreement or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX's lenders' request, they would call for the acceleration of payments due under the 2017 Credit Agreement. That scenario will have a material adverse effect on CEMEX's liquidity, capital resources and financial position.

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16.2) Other financial obligations

As of December 31, 2017 and 2016, other financial obligations in the consolidated statement of financial position are detailed as follows:

	2017			2016		
	Short-term	Long-term	Total	Short-term	Long-term	Total
I. Convertible subordinated notes due 2020	$ –	9,985	9,985	$ –	10,417	10,417
II. Convertible subordinated notes due 2018	7,115	–	7,115	–	13,575	13,575
III. Mandatorily convertible securities 2019	323	371	694	278	689	967
IV. Liabilities secured with accounts receivable	11,313	–	11,313	11,095	–	11,095
V. Finance leases	611	2,503	3,114	285	1,291	1,576
	$ 19,362	12,859	32,221	$ 11,658	25,972	37,630

Financial instruments convertible into CEMEX's shares contain components of liability and equity, which are recognized differently depending upon the currency in which the instrument is denominated and the functional currency of the issuer (note 2.6).

I. Optional convertible subordinated notes due 2020

During 2015, the Parent Company issued US$521 aggregate principal amount of 3.72% convertible subordinated notes due in March 2020 (the "2020 Convertible Notes"). The 2020 Convertible Notes were issued: a) US$200 as a result of the exercise in March 13, 2015 of US$200 notional amount of Contingent Convertible Units ("CCUs") (described below), and b) US$321 as a result of the exchange with certain investors in May 2015, which together with early conversions, resulted in settlement of US$626 aggregate principal amount of 3.25% convertible subordinated notes due in 2016 (the "2016 Convertible Notes") held by such investors and the issuance and delivery by the Parent Company of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The 2020 Convertible Notes, which are subordinated to all of CEMEX's liabilities and commitments, are convertible into a fixed number of the Parent Company's ADSs at any time at the holder's election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the 2016 Convertible Notes and the 42 million ADSs against the fair value of the 2020 Convertible Notes represented a loss of $365 recognized in 2015 as part of "Financial income and other items, net." The aggregate fair value of the conversion option as of the issuance dates which amounted to $199 was recognized in other equity reserves. As of December 31, 2017 and 2016, the conversion price per ADS was approximately 11.01 dollars and 11.45 dollars, respectively. After antidilution adjustments, the conversion rate as of December 31, 2017 and 2016 was 90.8592 ADS and 87.3645 ADS per each 1 thousand dollars principal amount of such notes, respectively.

In October 2014, in connection with US$204 remaining principal amount of 4.875% Optional Convertible Subordinated Notes due in March 2015 (the "2015 Convertible Notes"), the Parent Company issued US$200 notional amount of CCUs at an annual rate of 3.0% on the notional amount, by means of which, in exchange for coupon payments, CEMEX secured the refinancing for any of the 2015 Convertible Notes that would mature without conversion up to US$200 of the principal amount. Pursuant to the CCUs, holders invested the US$200 in U.S. treasury bonds, and irrevocably agreed to apply such investment in March 2015, if necessary, to subscribe new convertible notes of the Parent Company for up to US$200. In March 2015, CEMEX exercised the CCUs, issued US$200 principal amount of the 2020 Convertible Notes to the holders of the CCUs and repaid the US$204 remaining principal amount of the 2015 Convertible Notes.

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II. Optional convertible subordinated notes due in 2016 and 2018

On March 15, 2011, the Parent Company closed the offering of US$978 principal amount of the 2016 Convertible Notes and US$690 principal amount of 3.75% convertible subordinated notes due in 2018 (the "2018 Convertible Notes"). The notes were subordinated to all of CEMEX's liabilities and commitments. The notes are convertible into a fixed number of the Parent Company's ADSs and are subject to antidilution adjustments. After the exchange of notes described in the paragraph above, the US$352 of the 2016 Convertible Notes that remained outstanding, were repaid in cash at their maturity on March 15, 2016. On June 19, 2017, the Parent Company agreed with certain institutional holders the early conversion of US$325 of the 2018 Convertible Notes in exchange for the issuance of approximately 43 million ADSs, which included the number of additional ADSs issued to the holders as non-cash inducement premiums. As a result of the early conversion, the liability component of the converted notes of $5,468 was reclassified from other financial obligations to other equity reserves. In addition, the Parent Company increased common stock for $4 and additional paid-in capital for $7,059 against other equity reserves, and recognized expense for the inducement premiums paid in shares of $769, recognized within "Financial income and others items, net." in the income statement for 2017. As of December 31, 2017 and 2016, the conversion price per ADS of the notes then outstanding was approximately 8.57 dollars and 8.92 dollars, respectively. After antidilution adjustments, the conversion rate as of December 31, 2017 and 2016 was 116.6193 ADS and 112.1339 ADS, respectively, per each 1 thousand dollars principal amount of such notes. Concurrent with the offering of the 2016 and 2018 Convertible Notes, a portion of the net proceeds from this transaction were used by CEMEX to fund the purchase of capped call options, which when purchased were generally expected to reduce the potential dilution cost to CEMEX upon the potential conversion of such notes (note 16.4).

III. Mandatorily convertible securities due in 2019

In December 2009, the Parent Company exchanged debt into US$315 principal amount of 10% mandatorily convertible securities in pesos with maturity in 2019 (the "2019 Mandatorily Convertible Securities"). Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches $26.22 into approximately 236 million CPOs at a conversion price of $17.48 per CPO. Holders have an option to voluntarily convert their securities on any interest payment date into CPOs. The conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value through the statement of operations (note 16.4).

IV. Liabilities secured with accounts receivable

As mentioned in note 9, as of December 31, 2017 and 2016, in connection with trade receivables sold under CEMEX's outstanding programs, the funded amounts of such receivables sold are recognized in "Other financial obligations" in the statement of financial position.

V. Finance leases

CEMEX has several operating and administrative assets, including buildings and mobile equipment, under finance lease contracts. Future payments associated with these contracts are presented in note 23.5.

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16.3) Fair value of financial instruments

Financial assets and liabilities

The carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash equivalents and certain long-term investments are recognized at fair value, considering to the extent available, quoted market prices for the same or similar instruments. The estimated fair value of CEMEX's long-term debt is level 2, and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX. As of December 31, 2017 and 2016, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

	2017		2016	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Derivative instruments (notes 13.2 and 16.4)	$ 794	794	$ 1,900	1,900
Other investments and non-current accounts receivable (note 13.2)	4,964	4,964	5,220	5,220
	$ 5,758	5,758	$ 7,120	7,120
Financial liabilities				
Long-term debt (note 16.1)	$ 177,022	184,220	$ 235,016	241,968
Other financial obligations (note 16.2)	12,859	13,381	25,972	27,419
Derivative instruments (notes 16.4 and 17)	402	402	818	818
	$ 190,283	198,003	$ 261,806	270,205

Fair Value Hierarchy

As of December 31, 2017 and 2016, assets and liabilities carried at fair value in the consolidated statements of financial position are included in the following fair value hierarchy categories:

2017	Level 1	Level 2	Level 3	Total
Assets measured at fair value				
Derivative instruments (notes 13.2 and 16.4)	$ –	794	–	794
Investments available-for-sale (note 13.2)	275	–	–	275
Investments held for trading (note 13.2)	–	77	–	77
	$ 275	871	–	1,146
Liabilities measured at fair value				
Derivative instruments (notes 16.4 and 17)	$ –	402	–	402

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2016		Level 1	Level 2	Level 3	Total
Assets measured at fair value					
Derivative instruments (notes 13.2 and 16.4)	$	–	1,900	–	1,900
Investments available-for-sale (note 13.2)		491	–	–	491
Investments held for trading (note 13.2)		–	157	–	157
	$	491	2,057	–	2,548
Liabilities measured at fair value					
Derivative instruments (notes 16.4 and 17)	$	–	818	–	818

16.4) Derivative financial instruments

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 16.5), CEMEX held derivative instruments, with the objectives of, as the case may be of: a) changing the risk profile or fixed the price of fuels and electric energy; b) foreign exchange hedging; c) hedge of forecasted transactions; and d) other corporate purposes. As of December 31, 2017 and 2016, the notional amounts and fair values of CEMEX's derivative instruments were as follows:

	2017		2016	
(U.S. dollars millions)	Notional amount	Fair value	Notional amount	Fair value
I. Net investment hedge	US$ 1,160	47	–	–
II. Foreign exchange forwards related to forecasted transactions	381	3	80	–
III. Equity forwards on third party shares	168	7	–	–
IV. Interest rate swaps	137	16	147	23
V. Fuels price hedging	72	20	77	15
VI. 2019 Mandatorily Convertible Securities and options on the Parent Company's own shares	–	(20)	576	26
	US$ 1,918	73	880	64

The fair values determined by CEMEX for its derivative financial instruments are Level 2. There is no direct measure for the risk of CEMEX or its counterparties in connection with the derivative instruments. Therefore, the risk factors applied for CEMEX's assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX and its counterparties.

The caption "Financial income and other items, net" includes gains and losses related to the recognition of changes in fair values of the derivative instruments during the applicable period and that represented net gains of US$9 ($161) in 2017, net gains of US$17 ($317) in 2016 and net losses of US$173 ($2,981) in 2015, respectively.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX's overall exposure attributable to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX's exposure to the use of these derivatives. The amounts exchanged are determined based on the basis of the notional amounts and other terms included in the derivative instruments.

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I. Net investment hedge

During March 2017, CEMEX began the implementation of a long-term US$ / MXP foreign exchange forward program which notional amount is planned to be up to US$1,250, with monthly revolving settlement dates from 1 to 24 months. The average life of these contracts will be approximately one year. As of December 31, 2017, there are forward contract with a notional amount of US$1,160. For accounting purposes under IFRS, CEMEX has designated this program as a hedge of CEMEX's net investment in Mexican pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the year ended December 31, 2017, these contracts generated gains of US$6 ($110).

II. Foreign exchange forwards related to forecasted transactions

As of December 31, 2017, CEMEX held US$ / Euro foreign exchange forward contracts maturing in January 10, 2018, negotiated to maintain the Euro value of a portion of the 2024 December Notes issued in Euros during December 2017, after converting a portion of these proceeds in U.S. dollar to settle other indebtedness in dollars in December 2017, but as the final use of these proceeds was projected to be the settlement of other indebtedness in Euros during 2018 (note 16.1). In addition, as of December 31, 2016, CEMEX held US$ / MXP foreign exchange forward contracts maturing in February 2017, negotiated to hedge the U.S. dollar value of the proceeds from the expected sale of pumping assets in Mexico (note 4.3). For the years ended December 31, 2017, 2016 and 2015, the results of these instruments related to forecasted transactions, including the effects resulting from positions entered and settled during the year, generated losses of US$17 ($337) in 2017, gains of US$10 ($186) in 2016 and gains of US$26 ($448) in 2015, recognized within "Financial income and other items, net" in the income statement.

III. Equity forwards on third party shares

As of December 31, 2017, in connection with the definitive sale of CEMEX's remaining GCC shares in September 2017 to two financial institutions which hold all corporate rights and control the aforementioned shares (note 13.1), CEMEX negotiated equity forward contracts to be settled in cash maturing in March 2019 over the price of approximately 31.4 million GCC shares. During 2017, changes in the fair value of these instruments generated losses of US$24 ($453) recognized within "Financial income and other items, net" in the income statement.

In October 2015, Axtel, a Mexican telecommunications company traded in the MSE, announced its merger with Alestra, a Mexican entity provider of information technology solutions and member of Alfa Group, which was effective beginning February 15, 2016. In connection with this announcement, considering that upon completion of the merger any shares of Axtel would be exchanged proportionately according to the new ownership interests for shares in the new merged entity that remained public, the business outlook of such new entity and that CEMEX held an existing investment in Axtel prior to the merger, on January 6, 2016, CEMEX settled in cash a forward contract it maintained over the price of 59.5 million CPOs of Axtel maturing in October 2016 and received US$4, net of transaction costs. In a separate transaction, CEMEX purchased in the market 59.5 million CPOs of Axtel and increased its existing investment in Axtel as part of CEMEX's investments available for sale (note 13.2). Changes in the fair value of this instrument generated losses of US$2 ($30) in 2016 and gains of US$15 ($258) in 2015, recognized in the income statement for each period.

IV. Interest rate swap contracts

As of December 31, 2017 and 2016, CEMEX had an interest rate swap maturing in September 2022 associated with an agreement entered into by CEMEX for the acquisition of electric energy in Mexico, which fair value represented assets of US$16 ($314) and US$23 ($477), respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX will receive a fixed rate of 5.4% and will pay LIBOR. Changes in the fair value of this interest rate swap generated losses of US$6 ($114) in 2017, US$6 ($112) in 2016 and US$4 ($69) in 2015, recognized in the income statement for each period.

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V. Fuel price hedging

As of December 31, 2017 and 2016, CEMEX maintained forward contracts negotiated to hedge the price of diesel fuel in several countries for aggregate notional amounts of US$46 ($904) and US$44 ($912), respectively, with an estimated aggregate fair value representing assets of US$10 ($197) in 2017 and assets of US$7 ($145) in 2016. By means of these contracts, for own consumption only, CEMEX fixed the price of diesel over certain volume representing a portion of the estimated consumption of such fuel in several operations. These contracts have been designated as cash flow hedges of diesel fuel consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related diesel volumes are consumed. For the years 2017, 2016 and 2015, changes in fair value of these contracts recognized in other comprehensive income represented gains of US$3 ($57), gains of US$7 ($145) and losses of US$3 ($52), respectively.

In addition, as of December 31, 2017 and 2016, CEMEX held forward contracts negotiated to hedge the price of coal, as solid fuel, for an aggregate notional amount of US$26 ($511) and US$33 ($684), respectively and an estimated fair value representing assets of US$10 ($197) in 2017 and assets of US$8 ($166) in 2016. By means of these contracts, for own consumption only, CEMEX fixed the price of coal over certain volume representing a portion of the estimated coal consumption in CEMEX's applicable operations. These contracts have been designated as cash flow hedges of coal consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related coal volumes are consumed. For the years 2017 and 2016, changes in fair value of these contracts recognized in other comprehensive income represented gains of US$1 ($19) and gains of US$8 ($165), respectively.

VI. 2019 Mandatorily Convertible Securities and options on the Parent Company's own shares

In connection with the 2019 Mandatorily Convertible Securities (note 16.2); considering that the securities are denominated in pesos and the functional currency of the Parent Company's division that issued the securities is the dollar (note 2.4), CEMEX separated the conversion option embedded in such instruments and recognized it at fair value through the income statement, which as of December 31, 2017 and 2016, resulted in a liability of US$20 ($393) and US$40 ($829), respectively. Changes in fair value generated a gain of US$19 ($359) in 2017, a loss of US$29 ($545) in 2016 and a gain of US$18 ($310) in 2015.

In addition, on March 15, 2011, the Parent Company entered into a capped calls, considering antidilution adjustments, over 194 million CEMEX's ADSs (114 million ADSs maturing in March 2016 in connection with the 2016 Convertible Notes and 80 million ADSs maturing in March 2018 in connection with the 2018 Convertible Notes) in order to effectively increase the conversion price of the ADSs under such notes, by means of which, at maturity of the notes, originally CEMEX would receive in cash the excess between the market price and the strike price of approximately 8.57 dollars per ADS, with a maximum appreciation per ADS of approximately 3.96 dollars for the 2016 Convertible Notes and 5.27 dollars for the 2018 Convertible Notes. CEMEX paid aggregate premiums of US$222. During 2015, CEMEX amended a portion of the capped calls relating to the 2016 Convertible Notes and, as a result, CEMEX received US$44 in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped calls. On March 15, 2016, the remaining options for the 55.8% of the 2016 Convertible Notes expired out of the money. During August 2016, CEMEX amended 58.3% of the total notional amount of the capped calls relating to the 2018 Convertible Notes to lower the exercise price in exchange for reducing the number of underlying options, as a result, CEMEX retained capped calls relating to the 2018 Convertible Notes over 71 million ADSs. As of December 31, 2016, the fair value of the existing options represented an asset of US$66 ($1,368). Changes in the fair value of these instruments generated gains of US$37 ($725) in 2017, gains of US$44 ($818) in 2016 and losses of US$228 ($3,928) in 2015, recognized within "Financial income and other items, net" in the income statement. During 2017, CEMEX unwound all its capped calls relating to the 2018 Convertible Notes and, as a result, CEMEX received US$103 in cash. As of December 31, 2017, all outstanding capped calls based on the price of the Parent Company's own ADSs have been early settled.

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16.5) Risk management

Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, product or commodities owned, produced, manufactured, processed, merchandised, leased or sell or reasonably anticipated to be owned, produced, manufactured, processed, merchandising, leasing or selling in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities.

In the ordinary course of business, CEMEX is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petcoke, fly-ash, gypsum and other industrial materials which are commonly used by CEMEX in the production process, and expose CEMEX to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Board of Directors, which represent CEMEX's risk management framework and that are supervised by several Committees, CEMEX's management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which CEMEX incurred its debt, with those in which CEMEX generates its cash flows.

As of December 31, 2017 and 2016, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 16.4, such as the commodity forward contracts on diesel fuel and coal negotiated to fix the price of these underlying commodities.

The main risks categories are commented below:

Credit risk

Credit risk is the risk of financial loss faced by CEMEX if a customer or counterpart of a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2017 and 2016, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. The accounting exposure to credit risk is monitored constantly according to the behavior of payment of the debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers' payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX's management requires guarantees from its customers and financial counterparties with regard to financial assets.

The Company's management has established a policy of low risk which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Threshold of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX can only carry out transactions by paying cash in advance. As of December 31, 2017, considering CEMEX's best estimate of potential incurred losses based on an analysis of age and considering recovery efforts, the allowance for doubtful accounts was $2,145.

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Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, which only affects CEMEX's results if the fixed-rate long-term debt is measured at fair value. All of CEMEX's fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX's accounting exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period.

Nonetheless, it is not economically efficient to concentrate in fixed rates in a high point when the interest rates market expects a downward trend, this is, there is an opportunity cost for remaining long periods paying a determined fixed interest rate when the market rates have decreased and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs. In addition, when the interest rate of a debt instrument has turned relatively high as compared to current market rates, CEMEX intents to renegotiate the conditions or repurchase the debt, to the extent the net present value of the expected future benefits from the interest rate reduction would exceed the incentives that would have to be paid in such renegotiation or repurchase of debt.

As of December 31, 2017 and 2016, approximately 31% and 28%, respectively, of CEMEX's long-term debt was denominated in floating rates at a weighted average interest rate of LIBOR plus 268 basis points in 2017 and 306 basis points in 2016. As of December 31, 2017 and 2016, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX's net income for 2017 and 2016 would have reduced by US$18 ($353) and US$18 ($373), respectively, as a result of higher interest expense on variable rate denominated debt. This analysis does not include the effect of interest rate swaps held by CEMEX during 2017 and 2016.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX's exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX's revenues and costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2017, approximately 21% of CEMEX's net sales, before eliminations resulting from consolidation, were generated in Mexico, 24% in the United States, 7% in the United Kingdom, 6% in France, 4% in Germany, 2% in Spain, 2% in Poland, 3% in the Rest of Europe region, 4% in Colombia, 2% in Panama, 1% in Costa Rica, 2% Caribbean TCL, 4% in the Rest of South, Central America and the Caribbean region, 3% in Philippines, 1% in Egypt, 5% in the Rest of Asia, Middle East and Africa and 9% in CEMEX's other operations.

Foreign exchange gains and losses occur by monetary assets or liabilities in a currency different from its functional currency, and are recorded in the consolidated statements of operations, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and exchange fluctuations related parties' long-term balances denominated in foreign currency which are not expected to be settled in the foreseeable future, which are reported in the statement of other comprehensive income. As of December 31, 2017 and 2016, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into CEMEX's reporting currency, considering a hypothetic 10% strengthening of the dollar against the Mexican peso, with all other variables held constant, CEMEX's net income for 2017 and 2016 would have decreased by US$119 ($2,343) and US$136 ($2,829), respectively, as a result of higher foreign exchange losses on CEMEX's dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the U.S. dollar against the Mexican peso would have the opposite effect.

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As of December 31, 2017, approximately 59% of CEMEX's financial debt was Dollar-denominated, 33% was Euro-denominated, 5% was Pound-denominated, 3% was Philippine peso-denominated and immaterial amounts were denominated in other currencies; therefore, CEMEX had a foreign currency exposure arising mainly from the Dollar-denominated and Euro-denominated financial debt versus the several currencies in which CEMEX's revenues are settled in most countries in which it operates. The amounts of Pound-denominated financial debt and Philippine peso-denominated financial debt outstanding as of December 31, 2017, are closely related to the amount of revenues generated in such currencies and/or, in the case of the Euro-denominated financial debt, the amount of CEMEX's net assets denominated in such currencies; therefore, CEMEX considers that the foreign currency risk related to these amounts of debt is low. Nonetheless, CEMEX cannot guarantee that it will generate sufficient revenues in Dollars, Euros, Pounds and Philippine pesos from its operations to service these obligations. As of December 31, 2017 and 2016, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk. Nonetheless, CEMEX may enter into derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.

As of December 31, 2017 and 2016, CEMEX's consolidated net monetary assets (liabilities) by currency are as follows:

		2017						
		Mexico	United States	Europe	South, Central America and the Caribbean	Asia, Middle East and Africa	Others [1]	Total
Monetary assets	$	11,798	9,453	14,182	7,347	9,780	5,163	57,723
Monetary liabilities		17,505	32,158	45,675	12,016	11,522	221,579	340,455
Net monetary assets (liabilities) [2]	$	(5,707)	(22,705)	(31,493)	(4,669)	(1,742)	(216,416)	(282,732)
Out of which:								
Dollars	$	(1,097)	(22,710)	39	(126)	221	(133,530)	(157,203)
Pesos		(4,610)	4	24	–	–	(7,745)	(12,327)
Euros		–	–	(10,155)	2	–	(58,452)	(68,605)
Pounds		–	–	(19,358)	–	–	(9,119)	(28,477)
Other currencies		–	1	(2,043)	(4,545)	(1,963)	(7,570)	(16,120)
	$	(5,707)	(22,705)	(31,493)	(4,669)	(1,742)	(216,416)	(282,732)

		2016						
		Mexico	United States	Europe	South, Central America and the Caribbean	Asia, Middle East and Africa	Others [1]	Total
Monetary assets	$	10,261	26,685	12,724	6,132	13,101	11,836	80,739
Monetary liabilities		10,564	33,145	42,336	9,130	11,305	277,117	383,597
Net monetary assets (liabilities) [2]	$	(303)	(6,460)	(29,612)	(2,998)	1,796	(265,281)	(302,858)
Out of which:								
Dollars	$	(483)	(6,463)	38	35	364	(214,751)	(221,260)
Pesos		180	3	–	–	–	(3,395)	(3,212)
Euros		–	–	(9,465)	–	–	(48,470)	(57,935)
Pounds		–	–	(14,408)	–	–	–	(14,408)
Other currencies		–	–	(5,777)	(3,033)	1,432	1,335	(6,043)
	$	(303)	(6,460)	(29,612)	(2,998)	1,796	(265,281)	(302,858)

[1] Includes the Parent Company, CEMEX's financing subsidiaries, as well as Neoris N.V., among other entities.

[2] Includes assets held for sale and liabilities directly related with these assets considering that such items will be realized in the short-term.

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In addition, considering that the Parent Company's functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the dollar (note 2.4), there is foreign currency risk associated with the translation of subsidiaries' net assets denominated in different currencies (peso, euro, pound) into dollars. When the dollar appreciates, the value of CEMEX's net assets denominated in other currencies decreases in terms of dollars, generating negative foreign currency translation and reducing stockholders' equity. Conversely, when the dollar depreciates, the value of CEMEX's net assets denominated in other currencies would increase in terms of dollars generating the opposite effect. As mentioned in note 16.4, CEMEX has implemented a long-term program for up to US$1,250 to hedge foreign currency translation in connection with its net assets denominated in pesos.

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX's and/or third party's shares. As described in note 16.4, considering specific objectives, CEMEX has entered into equity forward contracts on third-party shares, as well as capped calls based on the price of CEMEX's own ADSs. Under these equity derivative instruments, there is a direct relationship from the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the income statement as part of "Financial income and other items, net." Until December 31, 2016, a significant decrease in the market price of CEMEX's ADSs would negatively affect CEMEX's liquidity and financial position. During 2017, all outstanding capped calls based on the price of CEMEX's own ADSs were early settled.

As of December 31, 2017, the potential change in the fair value of CEMEX's forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in dollars, with all other variables held constant, CEMEX's net income for 2017 would have reduced in US$14 ($283), as a result of additional negative changes in fair value associated with these forward contracts. A 10% hypothetical increase in the price of GCC shares in 2017 would have generated approximately the opposite effect, respectively.

In addition, even though the changes in fair value of CEMEX's embedded conversion option in the Mandatorily Convertible Notes 2019 denominated in a currency other than the functional issuer's currency affect the income statement, they do not imply any risk or variability in cash flows, considering that through their exercise, CEMEX will settle a fixed amount of debt with a fixed amount of shares. As of December 31, 2017 and 2016, the potential change in the fair value of the embedded conversion options in the Mandatorily Convertible Notes 2019 that would result from a hypothetical, instantaneous increase of 10% in the market price of CEMEX's CPOs, with all other variables held constant, would have decreased CEMEX's net income for US$9 ($180) in 2017 and decreased for US$8 ($162) in 2016; as a result of additional negative changes in fair value associated with this option. A 10% hypothetical decrease in the CEMEX CPO price would generate approximately the opposite effect.

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, in order to meet CEMEX's overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX's results and reduce cash from operations. The maturities of CEMEX's contractual obligations are included in note 23.5.

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As of December 31, 2017, current liabilities, which included $36,335 of current maturities of debt and other financial obligations, exceed current assets in $40,814. For the year ended December 31, 2017, CEMEX generated net cash flows provided by operating activities from continuing operations for $30,966, after payments of interest and income taxes. The Company's management considers that CEMEX will generate sufficient cash flows from operations. In addition, CEMEX has committed available lines of credit under its 2017 Credit Agreement, which includes the revolving credit facility and an undrawn tranche for a combined amount of $29,711 (US$1,512), as well as CEMEX's proven capacity to continually refinance and replace its short-term obligations, will enable CEMEX to meet any liquidity risk in the short term.

As of December 31, 2017 and 2016, the potential requirement for additional margin calls under our different commitments is not significant.

17) OTHER CURRENT AND NON-CURRENT LIABILITIES

As of December 31, 2017 and 2016, consolidated other current liabilities were as follows:

		2017	2016
Provisions [1]	$	12,667	11,716
Interest payable		2,496	3,425
Advances from customers		3,886	3,413
Other accounts payable and accrued expenses [2]		5,238	3,976
	$	24,287	22,530

[1] Current provisions primarily consist of accrued employee benefits, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

[2] In 2017, includes an account payable in Colombian pesos equivalent to $491 (US$25) to be settled on January 5, 2018 related to a penalty imposed by the Commerce and Industry Superintendence in Colombia in connection with a market investigation (note 24.2).

As of December 31, 2017 and 2016, consolidated other non-current liabilities were as follows:

		2017	2016
Asset retirement obligations [1]	$	7,906	8,237
Accruals for legal assessments and other responsibilities [2]		1,599	1,514
Non-current liabilities for valuation of derivative instruments		402	818
Environmental liabilities [3]		991	1,172
Other non-current liabilities and provisions [4]		4,751	5,305
	$	15,649	17,046

[1] Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.

[2] Provisions for legal claims and other responsibilities include items related to tax contingencies.

[3] Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.

[4] As of December 31, 2017 and 2016, includes $1,498 and $2,300, respectively, of the non-current portion of taxes payable recognized in connection with the termination of the tax consolidation regime in Mexico as described in note 19.4. As of December 31, 2017 and 2016, $958 and $936, respectively, were included within current taxes payable.

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Changes in consolidated other current and non-current liabilities for the years ended December 31, 2017 and 2016, were as follows:

		2017						
		Asset retirement obligations	Environmental liabilities	Accruals for legal proceedings	Valuation of derivative instruments	Other liabilities and provisions	Total	2016
Balance at beginning of period	$	8,237	1,172	1,514	823	17,016	28,762	25,611
Business combinations		–	–	–	–	345	345	–
Additions or increase in estimates		573	21	701	214	39,545	41,054	67,684
Releases or decrease in estimates		(527)	(54)	(289)	(306)	(40,524)	(41,700)	(61,362)
Reclassifications		–	(182)	530	–	(1,462)	(1,114)	(741)
Accretion expense		(191)	–	–	–	(830)	(1,021)	(1,042)
Foreign currency translation		(186)	34	(857)	(310)	3,309	1,990	(1,388)
Balance at end of period	$	7,906	991	1,599	421	17,399	28,316	28,762
Out of which:								
Current provisions	$	–	–	–	19	12,648	12,667	11,716

18) PENSIONS AND POST-EMPLOYMENT BENEFITS

Defined contribution pension plans

The consolidated costs of defined contribution plans for the years ended December 31, 2017, 2016 and 2015 were $922, $865 and $706, respectively. CEMEX contributes periodically the amounts offered by the pension plan to the employee's individual accounts, not retaining any remaining liability as of the financial statements' date.

Defined benefit pension plans

Most CEMEX's defined benefit plans have been closed to new participants for several years. Actuarial results related to pension and other post retirement benefits are recognized in the results and/or in "Other comprehensive income" for the period in which they are generated, as correspond. For the years ended December 31, 2017, 2016 and 2015, the effects of pension plans and other post-employment benefits are summarized as follows:

		Pensions			Other benefits			Total		
Net period cost (income):		2017	2016	2015	2017	2016	2015	2017	2016	2015
Recorded in operating costs and expenses										
Service cost	$	221	151	128	33	25	30	254	176	158
Past service cost		(55)	8	12	–	–	(20)	(55)	8	(8)
Loss for settlements and curtailments		–	–	–	–	–	(13)	–	–	(13)
		166	159	140	33	25	(3)	199	184	137
Recorded in other financial expenses										
Net interest cost		693	711	596	74	57	56	767	768	652
Recorded in other comprehensive income										
Actuarial (gains) losses for the period		20	3,985	872	(23)	34	(124)	(3)	4,019	748
	$	879	4,855	1,608	84	116	(71)	963	4,971	1,537

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The reconciliations of the actuarial benefits obligations, pension plan assets, and liabilities recognized in the statement of financial position as of December 31, 2017 and 2016 are presented as follows:

	Pensions		Other benefits		Total	
	2017	2016	2017	2016	2017	2016
Change in benefits obligation:						
Projected benefit obligation at beginning of the period	$ 51,055	42,740	1,164	1,100	52,219	43,840
Service cost	221	151	33	25	254	176
Interest cost	1,625	1,685	76	59	1,701	1,744
Actuarial (gains) losses	727	6,263	(24)	35	703	6,298
Additions through business combinations	2,801	–	271	–	3,072	–
Settlements and curtailments	–	–	–	(19)	–	(19)
Plan amendments	15	8	–	–	15	8
Benefits paid	(2,920)	(2,379)	(81)	(74)	(3,001)	(2,453)
Foreign currency translation	1,386	2,587	(3)	38	1,383	2,625
Projected benefit obligation at end of the period	54,910	51,055	1,436	1,164	56,346	52,219
Change in plan assets:						
Fair value of plan assets at beginning of the period	28,828	25,547	26	24	28,854	25,571
Return on plan assets	932	974	2	2	934	976
Actuarial (gains) losses for the period	707	2,278	(1)	1	706	2,279
Employer contributions	1,494	1,289	81	93	1,575	1,382
Additions through business combinations	2,841	–	–	–	2,841	–
Reduction for disposal of assets	(4)	–	–	–	(4)	–
Settlements and curtailments	–	–	–	(19)	–	(19)
Benefits paid	(2,920)	(2,379)	(81)	(74)	(3,001)	(2,453)
Foreign currency translation	787	1,119	1	(1)	788	1,118
Fair value of plan assets at end of the period	32,665	28,828	28	26	32,693	28,854
Amounts recognized in the statements of financial position:						
Net projected liability recognized in the statement of financial position	$ 22,245	22,227	1,408	1,138	23,653	23,365

For the years 2017, 2016 and 2015, actuarial (gains) losses for the period were generated by the following main factors as follows:

	2017	2016	2015
Actuarial (gains) losses due to experience	$ 121	(511)	(105)
Actuarial (gains) losses due to demographic assumptions	(46)	(231)	(153)
Actuarial (gains) losses due financial assumptions	(78)	4,761	1,006
	$ (3)	4,019	748

In 2017, net actuarial gains due to financial assumptions were mainly driven by an increase in the discount rates applicable to the benefits' obligations in Germany and Mexico and by actual returns higher than estimated in the United States, partially offset by a decrease in the discount rate in the United Kingdom. Net actuarial losses due to financial assumptions during 2016 were mainly generated by a significant reduction compared to 2015 in the discount rates applicable to the benefit obligations in the United Kingdom, Germany and other European countries, considering macroeconomic and political uncertainty, partially offset by an increase in the discount rate in Mexico. These actuarial losses originated by the reduction in the discount rates in 2016 were also partially offset by actual returns higher than estimated in some of the plan assets related to CEMEX's defined benefit plans. During 2015, discounts rates increased slightly or remained flat as compared to 2014, but the resulting actuarial gains were offset and reversed by actuarial losses generated by actual returns lower than estimated in certain of CEMEX's plan assets.

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As of December 31, 2017 and 2016, plan assets were measured at their estimated fair value and, based on the hierarchy of fair values, are detailed as follows:

	2017				2016			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash	$ 579	–	111	690	$ 1,075	1,024	–	2,099
Investments in corporate bonds	144	6,057	1	6,212	1,050	2,617	–	3,667
Investments in government bonds	1,701	9,407	–	11,108	209	10,081	–	10,290
Total fixed-income securities	2,424	15,474	112	18,010	2,334	13,722	–	16,056
Investment in marketable securities	6,212	1,735	–	7,947	2,001	5,956	–	7,957
Other investments and private funds	991	3,279	2,466	6,736	770	3,478	593	4,841
Total variable-income securities	7,203	5,014	2,466	14,683	2,771	9,434	593	12,798
Total plan assets	$ 9,627	20,488	2,578	32,693	$ 5,105	23,156	593	28,854

As of December 31, 2017, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

	2017
2018	$ 3,071
2019	2,952
2020	3,085
2021	3,080
2022	3,121
2023 - 2027	15,868

The most significant assumptions used in the determination of the benefit obligation were as follows:

	2017				2016			
	Mexico	United States	United Kingdom	Range of rates in other countries	Mexico	United States	United Kingdom	Rates ranges in other countries
Discount rates	9.3%	3.9%	2.4%	1.3% – 6.3%	9.0%	4.2%	2.6%	1.1% – 7.0%
Rate of return on plan assets	9.3%	3.9%	2.4%	1.3% – 6.3%	9.0%	4.2%	2.6%	1.1% – 7.0%
Rate of salary increases	4.0%	–	3.2%	1.5% – 6.0%	4.0%	–	3.3%	1.5% – 6.0%

As of December 31, 2017 and 2016, the aggregate projected benefit obligation ("PBO") for pension plans and other post-employment benefits and the plan assets by country were as follows:

	2017			2016		
	PBO	Assets	Deficit	PBO	Assets	Deficit
Mexico	$ 3,213	840	2,373	$ 3,247	824	2,423
United States	6,378	4,031	2,347	7,110	4,192	2,918
United Kingdom	35,602	23,145	12,457	33,925	22,154	11,771
Germany	4,362	213	4,149	4,429	227	4,202
Other countries	6,791	4,464	2,327	3,508	1,457	2,051
	$ 56,346	32,693	23,653	$ 52,219	28,854	23,365

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Applicable regulation in the United Kingdom requires entities to maintain plan assets at a level similar to that of the obligations. In November 2012, in order to better manage CEMEX's obligations under its defined benefit pension schemes and future cash funding requirements thereof, CEMEX implemented an asset backed pension funding arrangement in its operations in the United Kingdom by means of which CEMEX transferred certain operating assets to a non-transferable limited partnership, owned, controlled and consolidated by CEMEX UK with a total value of US$553 and entered into lease agreements for the use of such assets with the limited partnership, in which the pension schemes hold a limited interest. On an ongoing basis CEMEX UK will make annual rental payments of US$20, increasing at annual rate of 5%, which will generate profits in the limited partnership that are then distributed to the pension schemes. As previously mentioned, the purpose of the structure, in addition to provide the pension schemes with secured assets producing an annual return over a period of 25 years, improves the security for the trustees of the pension schemes, and reduces the level of cash funding that CEMEX UK will have to make in future periods. In 2037, on expiry of the lease arrangements, the limited partnership will be terminated and under the terms of the agreement, the remaining assets will be distributed to CEMEX UK. Any future profit distribution from the limited partnership to the pension fund will be considered as an employer contribution to plan assets in the period in which they occur.

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2017 and 2016, the projected benefits obligation related to these benefits was $1,080 and $837, respectively. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2017 and 2016 for Mexico were 7.0% and 7.0%, respectively, for Puerto Rico 6.9% and 4.3%, respectively, and for the United Kingdom were 6.7% and 6.8%, respectively. In connection with TCL's consolidation (note 4.1), CEMEX integrated TCL's health care benefits to its operations. For 2017, the medical inflation rate used to determine the projected benefits obligation was 5.0%.

Significant events related to employees' pension benefits and other post-employment benefits during the reported periods

During 2017, CEMEX in Spain removed certain increases in pensions benefits which resulted in an adjustment to past service cost generating gains of $99 (US$5) in 2017, recognized in the income statement for the year. In addition, due to the acquisition of TCL's (note 4.1), CEMEX integrated its pensions plans, which were fully funded, as well as TCL's health care benefits which represented an increase in the net projected liability of $271 (US$14).

During 2015, CEMEX in the United States terminated the retiree medical coverage for certain participants not yet retired. In addition, during 2014, CEMEX in the United States terminated the retiree medical and life insurance coverage for most new retirees, and changed the existing retirees program effective January 1, 2015, where participants will cease their current plans and instead receive a Health Reimbursement Account (HRA) contribution, if they become eligible. These curtailment events resulted in an adjustment to past service cost which generated gains of $13 (US$1) in 2015, recognized immediately through the benefit cost of the respective period.

Sensitivity analysis of pension and other post-employment benefits

For the year ended December 31, 2017, CEMEX performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other post-employment benefits as of December 31, 2017 are shown below:

		Pensions		Other benefits		Total	
Assumptions:		+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Discount Rate Sensitivity	$	(4,028)	4,426	(72)	83	(4,100)	4,509
Salary Increase Rate Sensitivity		154	(138)	34	(29)	189	(166)
Pension Increase Rate Sensitivity		2,341	(2,209)	–	–	2,341	(2,209)

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19) INCOME TAXES

19.1) Income taxes for the period

The amounts of income tax revenue (expense) in the statements of operations for 2017, 2016 and 2015 are summarized as follows:

		2017	2016	2015
Current income taxes	$	(3,458)	(3,456)	6,121
Deferred income taxes		2,938	331	(8,489)
	$	(520)	(3,125)	(2,368)

19.2) Deferred income taxes

As of December 31, 2017 and 2016, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

		2017	2016
Deferred tax assets:			
Tax loss carryforwards and other tax credits	$	15,900	17,514
Accounts payable and accrued expenses		7,083	9,262
Intangible assets and deferred charges, net		4,175	6,358
Others		–	411
Total deferred tax assets, net		27,158	33,545
Deferred tax liabilities:			
Property, machinery and equipment		(27,268)	(35,095)
Investments and other assets		(874)	(2,012)
Total deferred tax liabilities, net		(28,142)	(37,107)
Net deferred tax liabilities	$	(984)	(3,562)
Out of which:			
Net deferred tax (liability) asset in Mexican entities	$	(3,644)	(2,509)
Net deferred tax (liability) asset in Foreign entities	$	2,660	(1,053)

The breakdown of changes in consolidated deferred income taxes during 2017, 2016 and 2015 were as follows:

		2017	2016	2015
Deferred income tax (charged) credited to the income statement [1]	$	2,938	331	(8,489)
Deferred income tax (charged) credited to stockholders' equity		200	514	1,089
Reclassification to other captions in the statement of financial position and in the income statement [2]		(560)	531	(5,467)
Change in deferred income tax during the period	$	2,578	1,376	(12,867)

[1] In 2017, includes a net income tax revenue related to the recognition of deferred income tax assets in CEMEX's operations in the United States (note 19.4).

[2] In 2017, 2016 and 2015, includes the effects of discontinued operations (note 4.2) and in 2015 the effects of the termination of tax consolidation regime in Mexico.

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Current and/or deferred income tax relative to items of other comprehensive income during 2017, 2016 and 2015 were as follows:

		2017	2016	2015
Tax effects relative to foreign exchange fluctuations from debt (note 20.2)	$	–	(410)	(272)
Tax effects relative to foreign exchange fluctuations from intercompany balances (note 20.2)		32	(12)	(181)
Tax effects relative to actuarial (gains) and losses (note 20.2)		(1)	788	183
Foreign currency translation and other effects		201	(274)	906
	$	232	92	636

For the recognition of deferred tax assets, CEMEX analyzes the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country where CEMEX believes, based on available evidence, that the tax authorities would not reject such tax loss carryforwards; and the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If CEMEX believes that it is probable that the tax authorities would reject a self-determined deferred tax asset, it would decrease such asset. Likewise, if CEMEX believes that it would not be able to use a tax loss carryforward before its expiration or any other tax asset, CEMEX would not recognize such asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be realized, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies and future reversals of existing temporary differences. In addition, every reporting period, CEMEX analyzes its actual results versus its estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX's estimates, the deferred tax asset may be affected and necessary adjustments will be made based on relevant information, any adjustments recorded will affect CEMEX's statements of operations in such period.

As of December 31, 2017, consolidated tax loss and tax credits carryforwards expire as follows:

		Amount of carryforwards	Amount of unrecognized carryforwards	Amount of recognized carryforwards
2018	$	1,099	415	684
2019		5,989	5,149	840
2020		8,929	8,115	814
2021		4,407	2,908	1,499
2022 and thereafter		288,466	230,425	58,041
	$	308,890	247,012	61,878

As of December 31, 2017, in connection with CEMEX's deferred tax loss carryforwards presented in the table above, in order to realize the benefits associated with such deferred tax assets that have not been reserved, before their expiration, CEMEX would need to generate $61,878 in consolidated pre-tax income in future periods. Based on the same forecasts of future cash flows and operating results used by CEMEX's management to allocate resources and evaluate performance in the countries in which CEMEX operates, which include expected growth in revenues and reductions in interest expense in several countries due to a reduction in intra-group debt balances, along with the implementation of feasible tax strategies, CEMEX believes that it will recover the balance of its tax loss carryforwards that have not been reserved before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of CEMEX's deferred tax assets refer to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX's management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.

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CEMEX does not recognize a deferred income tax liability related to its investments in subsidiaries considering that CEMEX controls the reversal of the temporary differences arising from these investments and management is satisfied that such temporary differences will not reverse in the foreseeable future.

19.3) Reconciliation of effective income tax rate

For the years ended December 31, 2017, 2016 and 2015, the effective consolidated income tax rates were as follows:

	2017	2016	2015
Income before income tax	$ 13,659	17,563	3,464
Income tax expense	(520)	(3,125)	(2,368)
Effective consolidated income tax rate [1]	(3.8)%	(17.8)%	(68.4)%

[1] The average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the income statement.

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2017, 2016 and 2015 were as follows:

	2017		2016		2015	
	%	$	%	$	%	$
Mexican statutory tax rate	(30.0)	(4,098)	(30.0)	(5,269)	(30.0)	(1,039)
Non-taxable dividend income	0.1	14	0.2	32	37.0	1,280
Difference between accounting and tax expenses, net	(20.9)	(2,855)	82.6	14,507	(84.3)	(2,919)
Termination of the income tax consolidation regime in Mexico	–	–	–	–	32.8	1,136
Unrecognized effects during the year related to applicable tax consolidation regimes	0.9	123	(3.6)	(632)	8.5	293
Non-taxable sale of marketable securities and fixed assets	15.0	2,049	3.7	650	36.5	1,263
Difference between book and tax inflation	(31.2)	(4,261)	(11.0)	(1,932)	(26.6)	(922)
Differences in the income tax rates in the countries where CEMEX operates [1]	21.9	2,991	11.0	1,932	48.9	1,693
Changes in deferred tax assets [2]	39.8	5,433	(70.1)	(12,320)	(100.3)	(3,473)
Changes in provisions for uncertain tax positions	(0.4)	(55)	0.7	123	7.9	272
Others	1.0	139	(1.3)	(216)	1.2	48
Effective consolidated tax rate	(3.8)	(520)	(17.8)	(3,125)	(68.4)	(2,368)

[1] Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates. In 2017, includes the effect related to the change in statutory tax rate in the United States (note 19.4).

[2] Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX's tax loss carryforwards.

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The following table compares variations between the line item "Changes in deferred tax assets" as presented in the table above against the changes in deferred tax assets in the statement of financial position for the years ended December 31, 2017 and 2016:

		2017		2016	
		Changes in the statement of financial position	Amounts in reconciliation	Changes in the statement of financial position	Amounts in reconciliation
Tax loss carryforwards generated and not recognized during the year	$	–	6,092	–	(9,108)
Derecognition related to tax loss carryforwards recognized in prior years		(5,221)	(5,221)	(4,843)	(4,843)
Recognition related to unrecognized tax loss carryforwards		9,694	9,694	1,631	1,631
Foreign currency translation and other effects		(6,087)	(5,132)	4,068	–
Changes in deferred tax assets	$	(1,614)	5,433	856	(12,320)

19.4) Uncertain tax positions and significant tax proceedings

As of December 31, 2017 and 2016, as part of short-term and long-term provisions and other liabilities (note 17), CEMEX has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX. As of December 31, 2017, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements.

A summary of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2017, 2016 and 2015, excluding interest and penalties, is as follows:

		2017	2016	2015
Balance of tax positions at beginning of the period	$	1,132	1,190	1,396
Additions for tax positions of prior periods		663	200	134
Additions for tax positions of current period		16	90	71
Reductions for tax positions related to prior periods and other items		(32)	(131)	(95)
Settlements and reclassifications		(119)	(163)	(204)
Expiration of the statute of limitations		(138)	(126)	(231)
Foreign currency translation effects		49	72	119
Balance of tax positions at end of the period	$	1,571	1,132	1,190

During 2017, considering recoverability analyses and cash flow projections, CEMEX recognized deferred income tax assets related to its operations in the United States for US$700 considering the then applicable income tax rate of 35%. However, regarding the Tax Cuts and Jobs Act (the "Act") enacted on December 22, 2017, the U.S. statutory federal tax rate was reduced from 35% to 21%. For this reason, CEMEX reduced its net deferred tax assets by US$124. The reduction in the U.S. statutory federal tax rate is expected to positively impact CEMEX's future after-tax earnings in the United States. Nonetheless, the ultimate impact is subject to the effect of other complex provisions in the Act, including the Base Erosion and Anti-Abuse Tax ("BEAT"), which CEMEX is currently reviewing, and it is possible that any impact of BEAT could reduce the benefit of the change in such statutory federal tax rate. Due to the uncertain practical and technical application of many of these provisions, it is currently not possible to reliably estimate whether BEAT will apply and if so, how it would impact CEMEX, but as additional guidance from the U.S. tax authorities is received, CEMEX will recognize the effects of such clarifications into its financial statements.

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Tax examinations can involve complex issues, and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation. Although CEMEX believes its estimates of the total unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the amount of total unrecognized tax benefits in future periods. It is difficult to estimate the timing and range of possible changes related to the uncertain tax positions, as finalizing audits with the income tax authorities may involve formal administrative and legal proceedings. Accordingly, it is not possible to reasonably estimate the expected changes to the total unrecognized tax benefits over the next 12 months, although any settlements or statute of limitations expirations may result in a significant increase or decrease in the total unrecognized tax benefits, including those positions related to tax examinations being currently conducted.

As of December 31, 2017, the Company's most significant tax proceedings are as follows:

- As part of an audit process, the tax authorities in Spain have challenged part of the tax loss carryforwards reported by CEMEX España covering the tax years from and including 2006 to 2009. During 2014, the tax authorities in Spain notified CEMEX España of fines in the aggregate amount of US$547 ($10,755). CEMEX España filed appeals against such resolution. On September 20, 2017, CEMEX España was notified about an adverse resolution to such appeals. CEMEX España challenged this decision and applied for the suspension of the payment before the National Court (Audiencia Nacional) until the recourses are finally resolved. As of December 31, 2017, CEMEX does not consider probable an adverse resolution in this proceeding and no accruals have been created in connection with this proceeding. Nonetheless, is difficult to assess with certainty the likelihood of an adverse result, and the appeals that CEMEX España has filed could take an extended amount of time to be resolved, but if adversely resolved, it could have a material adverse impact on CEMEX's results of operations, liquidity or financial position.
- In December 2013, the Mexican Congress approved amendments to the income tax law effective January 1, 2014, which eliminated the tax consolidation regime. A period of up to 10 years was established for the settlement of any liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the rules issued for the disconnection of the tax consolidation regime amounted to $24,804. In October 2015, a new tax reform approved by the Mexican Congress (the "new tax reform") granted entities the option to settle a portion of the liability for the exit of the tax consolidation regime using available tax loss carryforwards of the previously consolidated entities, considering a discount factor, and a tax credit to offset certain items of the aforementioned liability. Consequently, as a result of payments made during 2014 and 2015, the liability was further reduced to $16,244, which after the application of the tax credit and tax loss carryforwards (as provided by the new tax reform) which had a book value for CEMEX before discount of $11,136, as of December 31, 2015, the Parent Company's liability was reduced to $3,971. As of December 31, 2017 and 2016, considering payments made during these years net of inflation adjustments, CEMEX reduced the balance payable to $2,456 and $3,236, respectively.

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- In April 2011, the Colombian Tax Authority ("Dirección de Impuestos") notified CEMEX Colombia of a special proceeding rejecting certain deductions taken by CEMEX Colombia in its 2009 tax return considering they are not linked to direct revenues recorded in the same fiscal year, and assessed an increase in taxes to be paid by CEMEX Colombia in an amount in Colombian pesos equivalent to US$30 ($593) and imposed a penalty in an amount in Colombian pesos equivalent to US$48 ($948), both as of December 31, 2017. After several appeals of CEMEX Colombia to the Colombian Tax Authority's special proceeding in the applicable courts in which CEMEX Colombia obtained negative resolutions in each case over the years, in July 2014, CEMEX Colombia filed an appeal against this resolution before the Colombian State Council (*Consejo de Estado*). As of December 31, 2017, at this stage of the proceeding, CEMEX does not consider probable an adverse resolution in this proceeding, nonetheless, is difficult to assess with certainty the likelihood of an adverse result; but if adversely resolved, this proceeding could have a material adverse impact on CEMEX's results of operations, liquidity or financial position.

20) STOCKHOLDERS' EQUITY

As of December 31,2017 and 2016, stockholders' equity excludes investments in CPOs of the Parent Company held by subsidiaries of $301 (20,541,277 CPOs) and $327 (19,751,229 CPOs), respectively, which were eliminated within "Other equity reserves."

20.1) Common stock and additional paid-in capital

As of December 31, 2017 and 2016, the breakdown of common stock and additional paid-in capital was as follows:

	2017	2016
Common stock	$ 4,171	4,162
Additional paid-in capital	140,483	123,174
	$ 144,654	127,336

As of December 31, 2017 and 2016 the common stock of CEMEX, S.A.B. de C.V. was presented as follows:

	2017		2016	
Shares [1]	Series A [2]	Series B [2]	Series A [2]	Series B [2]
Subscribed and paid shares	30,214,469,912	15,107,234,956	28,121,583,148	14,060,791,574
Unissued shares authorized for executives' stock compensation programs	531,739,616	265,869,808	638,468,154	319,234,077
Shares that guarantee the issuance of convertible securities [3]	4,529,605,020	2,264,802,510	5,218,899,920	2,609,449,960
	35,275,814,548	17,637,907,274	33,978,951,222	16,989,475,611

[1] As of December 31, 2017 and 2016, 13,068,000,000 shares correspond to the fixed portion, and 39,845,721,822 shares in 2017 and 37,900,426,833 shares in 2016, correspond to the variable portion.

[2] Series "A" or Mexican shares must represent at least 64% of CEMEX's capital stock; meanwhile, Series "B" or free subscription shares must represent at most 36% of CEMEX's capital stock.

[3] Shares that guarantee the conversion of both the outstanding voluntary and mandatorily convertible securities and new securities issues (note 16.2).

On March 30, 2017, stockholders at the annual ordinary shareholders' meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,687 million shares (562 million CPOs), which shares were issued, representing an increase in common stock of $5, considering a nominal value of $0.00833 per CPO, and additional paid-in capital of $9,459; (ii) increase the variable common stock by issuing up to 258 million shares (86 million CPOs), which will be kept in the Parent Company's treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX's convertible securities (note 16.2).

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On March 31, 2016, stockholders at the annual ordinary shareholders' meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,616 million shares (539 million CPOs), which shares were issued, representing an increase in common stock of $4, considering a nominal value of $0.00833 per CPO, and additional paid-in capital of $6,966; (ii) increase the variable common stock by issuing up to 297 million shares (99 million CPOs), which will be kept in the Parent Company's treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX's convertible securities (note 16.2).

On March 26, 2015, stockholders at the annual ordinary shareholders' meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,500 million shares (500 million CPOs), which shares were issued, representing an increase in common stock of $4, considering a nominal value of $0.00833 per CPO, and additional paid-in capital of $7,613; (ii) increase the variable common stock by issuing up to 297 million shares (99 million CPOs), which will be kept in the Parent Company's treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX's convertible securities (note 16.2).

In connection with the long-term executive share-based compensation program (note 21) in 2017, 2016 and 2015, CEMEX issued approximately 53.2 million CPOs, 53.9 million CPOs and 49.2 million, respectively, generating an additional paid-in capital of $817 in 2017, $742 in 2016 and $655 in 2015 associated with the fair value of the compensation received by executives.

20.2) Other equity reserves

As of December 31, 2017 and 2016 other equity reserves are summarized as follows:

		2017	2016
Cumulative translation effect, net of effects from perpetual debentures and deferred income taxes recognized directly in equity (notes 19.2 and 20.4)	$	21,288	31,293
Cumulative actuarial losses		(10,931)	(10,934)
Effects associated with CEMEX's convertible securities [1]		3,427	4,761
Treasury shares held by subsidiaries		(301)	(327)
	$	13,483	24,793

[1] Represents the equity component upon the issuance of CEMEX's convertible securities described in note 16.2, as well as the effects associated with such securities in connection with the change in the Parent Company's functional currency (note 2.4). Upon conversion of these securities, the balances have been correspondingly reclassified to common stock and/or additional paid-in capital (note 16.1).

For the years ended December 31, 2017, 2016 and 2015, the translation effects of foreign subsidiaries included in the statements of comprehensive income were as follows:

		2017	2016	2015
Foreign currency translation result [1]	$	(3,116)	20,648	12,869
Foreign exchange fluctuations from debt [2]		(4,160)	1,367	908
Foreign exchange fluctuations from intercompany balances [3]		(2,243)	(10,385)	(5,801)
	$	(9,519)	11,630	7,976

[1] These effects refer to the result from the translation of the financial statements of foreign subsidiaries and include the changes in fair value of foreign exchange forward contracts designated as hedge of a net investment (note 16.4).

[2] Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V., associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries (note 2.4).

[3] Refers to foreign exchange fluctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future and foreign exchange fluctuations over a notional amount of debt of a subsidiary of CEMEX España identified and designated as a hedge of the net investment in foreign subsidiaries.

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4.1 Financial information 20.3) Retained earnings The Parent Company’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2017, the legal reserve amounted to $1,804. 20.4) Non-controlling interest and perpetual debentures Non-controlling interest Non-controlling interest represents the share of non-controlling stockholders in the equity and results of consolidated subsidiaries. As of December 31, 2017 and 2016, non-controlling interest in equity amounted to $23,298 and $19,876, respectively. In addition, in 2017, 2016 and 2015, non-controlling interests in consolidated net income were $1,417, $1,173 and $923, respectively. These non-controlling interests arise mainly from the following CEMEX’s subsidiaries: • In February 2017, as described in note 4.1, CEMEX acquired a controlling interest in TCL, which shares trade in the Trinidad and Tobago Stock Exchange. As of December 31, 2017, there is a non-controlling interest in TCL of approximately 30.2% of its common shares (see note 4.4 for certain relevant condensed financial information). • In July 2016, CHP, an indirect wholly-owned subsidiary of CEMEX España, S.A., closed its initial offering of 2,337,927,954 new common shares, or 45% of CHP’s common shares, at a price of 10.75 Philippine Pesos per common share. The net proceeds from the offering of US$507 (considering an exchange rate of 46.932 Philippines pesos per U.S. dollar on June 30, 2016), after deducting commissions and other offering expenses, were used by CEMEX for general corporate purposes, including the repayment of existing debt. CHP’s assets consist primarily of CEMEX’s cement manufacturing assets in the Philippines. As of December 31, 2017 and 2016, there is a non-controlling interest in CHP of approximately 45% of its common shares in both years (see note 4.4 for certain relevant condensed financial information). • In November 2012, pursuant to a public offering in Colombia and an international private placement, CLH, a direct subsidiary of CEMEX España, S.A., concluded its initial offering of common shares. CLH’s assets include substantially all of CEMEX’s assets in Colombia, Panama, Costa Rica, Brazil, Guatemala and El Salvador. As of December 31, 2017 and 2016, there is a non-controlling interest in CLH of approximately 26.75% and 26.72%, respectively, of CLH’s outstanding common shares, excluding shares held in treasury (see note 4.4 for certain relevant condensed financial information). Perpetual debentures As of December 31, 2017 and 2016, the balances of the non-controlling interest included US$440 ($7,581) and US$438 ($9,075), respectively, representing the notional amount of perpetual debentures, which exclude any perpetual debentures held by subsidiaries. Interest expense on the perpetual debentures, was included within “Other equity reserves” and amounted to $482 in 2017, $507 in 2016 and $432 in 2015, excluding in all the periods the amount of interest accrued by perpetual debentures held by subsidiaries. CEMEX’s perpetual debentures have no fixed maturity date and there are no contractual obligations for CEMEX to exchange any series of its outstanding perpetual debentures for financial assets or financial liabilities. As a result, these debentures, issued entirely by Special Purpose Vehicles (“SPVs”), qualify as equity instruments and are classified within non-controlling interest, as they were issued by consolidated entities. In addition, subject to certain conditions, CEMEX has the unilateral right to defer indefinitely the payment of interest due on the debentures. The classification of the debentures as equity instruments was made under applicable IFRS. The different SPVs were established solely for purposes of issuing the perpetual debentures and were included in CEMEX’s consolidated financial statements. 159 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 4.1 Financial information As of December 31, 2017 and 2016, the detail of CEMEX’s perpetual debentures, excluding the perpetual debentures held by subsidiaries, was as follows: 2017 2016 Repurchase Issuer Issuance date Nominal amount Nominal amount option Interest rate (___*:7_(FUNYFQ_ 85;__1YI_ 2F^______ Ó___ Ó___ 9JSYM_FSSN[JWXFW^_ *:7.‘47_____ C8 Capital (SPV) Ltd February 2007 US$135 US$135 Eighth anniversary LIBOR+4.40% C5 Capital (SPV) Ltd 1 December 2006 US$61 US$61 Fifth anniversary LIBOR+4.277% C10 Capital (SPV) Ltd December 2006 US$175 US$175 Tenth anniversary LIBOR+4.71% 1 Under the 2017 Credit Agreement, and previously under the 2014 Credit Agreement, CEMEX is not permitted to call these debentures. 21) EXECUTIVE SHARE-BASED COMPENSATION CEMEX has long-term restricted share-based compensation programs providing for the grant of the Parent Company’s CPOs to a group of eligible J]JHZYN[JX__UZWXZFSY_YT_¥MNHM__SJ¥_(54X_FWJ_NXXZJI_ZSIJW_JFHM_FSSZFQ_UWTLWFR_T[JW_F_XJW[NHJ_UJWNTI_TK_KTZW_^JFWX_ YMJ_Ñ¦TWINSFW^_UWTLWFRÑ§___ The Parent Company’s CPOs of the annual grant (25% of each annual ordinary program) are placed at the beginning of the service period in the executives’ accounts to comply with a one year restriction on sale. Under the ordinary programs, the Parent Company issued new shares for approximately 53.2 million CPOs in 2017, 53.9 million CPOs in 2016 and 49.2 million CPOs in 2015 that were subscribed and pending for payment in the Parent Company’s treasury. As of December 31, 2017, there are approximately 79 million CPOs associated with these annual programs that are potentially expected to be issued in the following years as the executives render services. Moreover, beginning in 2017, with the approval of the Parent Company’s Board of Directors, for a group of key executives, the conditions of the UWTLWFR_¥JWJ_RTINÜªJI_KTW_SJ¥_F¥FWIX_G^_WJIZHNSL_YMJ_XJW[NHJ_UJWNTI_KWTR_KTZW_YT_YMWJJ_^JFWX_FSI_NRUQJRJSYNSL_YMWJJ_FSSZFQ_NSYJWSFQ_FSI_ J]YJWSFQ_UJWKTWRFSHJ_RJYWNHX__¥MNHM_IJUJSINSL_NS_YMJNW_¥JNLMYJI_FHMNJ[JRJSY__RF^_WJXZQY_NS_F_ÜªSFQ_UF^RJSY_NS_YMJ_5FWJSY_(TRUFS^Ñ£X_(54X_FY_ YMJ_JSI_TK_YMJ_YMNWI_^JFW_GJY¥JJS__ _FSI____ _TK_YMJ_YFWLJY_KTW_JFHM_FSSZFQ_UWTLWFR_ YMJ_Ñ¦PJ^_J]JHZYN[JX_UWTLWFRÑ§___)ZWNSL_______ST_(54X_TK_YMJ_ Parent Company were issued under the key executives program. Beginning January 1, 2013, those eligible executives belonging to the operations of CLH and subsidiaries ceased to receive Parent Company’s (54X_FSI_NSXYJFI_XYFWYJI_WJHJN[NSL_XMFWJX_TK_(1-__XMFWNSL_XNLSNÜªHFSYQ^_YMJ_XFRJ_HTSINYNTSX_TK_(*2*=Ñ£X_UQFS_FQXT_T[JW_F_XJW[NHJ_UJWNTI_TK_KTZW_ years. During 2017, 2016 and 2015, CLH physically delivered 172,981 shares, 271,461 shares and 242,618 shares, respectively, corresponding to the vested portion of prior years’ grants, which were subscribed and held in CLH’s treasury. As of December 31, 2017, there are 798,552 shares of CLH associated with these annual programs that are expected to be delivered in the following years as the executives render services. The combined compensation expense related to the programs described above as determined considering the fair value of the awards at the date of grant in 2017, 2016 and 2015, was recognized in the operating results against other equity reserves and amounted to $817, $742 and $655, respectively. The weighted average price per CPO granted during the period was approximately 14.28 pesos in 2017, 13.79 pesos in 2016 and 13.34 pesos in 2015. Moreover, the weighted average price per CLH share granted during the period was 13,077 Colombian pesos in 2017, 13,423 Colombian pesos in 2016 and 14,291 Colombian pesos in 2015. As of December 31, 2017 and 2016, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s CPO or CLH’s shares. 160 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

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22) EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to ordinary equity holders of the Parent Company (the numerator) by the weighted average number of shares outstanding (the denominator) during the period. Shares that would be issued depending only by the passage of time should be included in the determination of the basic weighted average number of shares outstanding. Diluted earnings per share should reflect in both, the numerator and denominator, the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions, to the extent that such assumption would led to a reduction in basic earnings per share or an increase in basic loss per share, otherwise, the effects of potential shares are not considered because they generate antidilution.

The amounts considered for calculations of earnings per share in 2017, 2016 and 2015 were as follows:

		2017	2016	2015
Denominator (thousands of shares)				
Weighted average number of shares outstanding [1]		43,107,457	42,211,409	41,491,672
Capitalization of retained earnings [2]		1,687,295	1,687,295	1,687,295
Effect of dilutive instruments – mandatorily convertible securities (note 16.2) [3]		708,153	708,153	708,153
Weighted average number of shares – basic		45,502,905	44,606,857	43,887,120
Effect of dilutive instruments – share-based compensation (note 21) [3]		237,102	226,972	171,747
Effect of potentially dilutive instruments – optionally convertible securities (note 16.2) [3]		2,698,600	3,834,458	5,065,605
Weighted average number of shares – diluted		48,438,607	48,668,287	49,124,472
Numerator				
Net income from continuing operations	$	13,139	14,438	1,096
Less: non-controlling interest net income		1,417	1,173	923
Controlling interest net income from continuing operations		11,722	13,265	173
Plus: after tax interest expense on mandatorily convertible securities		91	119	144
Controlling interest net income from continuing operations – for basic earnings per share calculations		11,813	13,384	317
Plus: after tax interest expense on optionally convertible securities		903	1,079	1,288
Controlling interest net income from continuing operations – for diluted earnings per share calculations	$	12,716	14,463	1,605
Net income from discontinued operations	$	3,499	768	1,028
Basic earnings per share				
Controlling interest basic earnings per share	$	0.34	0.32	0.03
Controlling interest basic earnings per share from continuing operations		0.26	0.30	0.01
Controlling interest basic earnings per share from discontinued operations		0.08	0.02	0.02
Controlling interest diluted earnings per share [4]				
Controlling interest diluted earnings per share	$	0.34	0.32	0.03
Controlling interest diluted earnings per share from continuing operations		0.26	0.30	0.01
Controlling interest diluted earnings per share from discontinued operations		0.08	0.02	0.02

[1] The weighted average number of shares outstanding in 2016 and 2015 reflects the shares issued as a result of the capitalization of retained earnings declared on March 2016 and March 2015, as applicable (note 20.1).

[2] According to resolution of the Parent Company's stockholders' meeting on March 30, 2017.

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[3] The number of CPOs to be issued under the executive share-based compensation programs, as well as the total amount of CPOs committed for issuance in the future under the mandatorily and optionally convertible securities, are computed from the beginning of the reporting period. The number of shares resulting from the executives' stock option programs is determined under the inverse treasury method.

[4] For 2017, 2016 and 2015, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic earnings per share and diluted earnings per share.

23) COMMITMENTS

23.1) Guarantees

As of December 31, 2017 and 2016, CEMEX, S.A.B. de C.V., had guaranteed loans of certain subsidiaries for US$1,506 ($29,601) and US$2,887 ($59,819), respectively.

23.2) Pledged assets

CEMEX transferred to a guarantee trust the shares of its main subsidiaries, including, among others, CEMEX México, S.A. de C.V., New Sunward Holding B.V. and CEMEX España, S.A., and entered into pledge agreements in order to secure payment obligations under the 2017 Credit Agreement (formerly under the 2014 Credit Agreement and the Facilities Agreement) and other debt instruments entered into prior to the date of these agreements (note 16.1).

As of December 31, 2017 and 2016, there are no liabilities secured by property, machinery and equipment.

23.3) Other commitments

As of December 31, 2017 and 2016, CEMEX was party of other commitments for several purposes, including the purchase of fuel and energy, which estimated future cash flows over their maturity are presented in note 23.5. A description of the most significant contracts is as follows:

- In connection with the beginning of full commercial operations of the Ventika S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly "Ventikas") located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 Megawatts ("MW"), CEMEX agreed to acquire a portion of the energy generated by Ventikas for its overall electricity needs in Mexico for a period of 20 years, which began in April 2016. As of December 31, 2017, the estimated annual cost of this agreement is US$27 (unaudited) assuming that CEMEX receives all its energy allocation. Nonetheless, energy supply from wind source is variable in nature and final amounts will be determined considering the final MW effectively received at the agreed prices per unit.
- On July 30, 2012, CEMEX signed a 10-year strategic agreement with International Business Machines Corporation ("IBM") pursuant to which IBM provides, among others, data processing services (back office) in finance, accounting and human resources; as well as Information Technology ("IT") infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates.
- Beginning in February 2010, for its overall electricity needs in Mexico CEMEX agreed with EURUS the purchase a portion of the electric energy generated for a period of no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. As of December 31, 2017, the estimated annual cost of this agreement is US$71 (unaudited) assuming that CEMEX receives all its energy allocation. Nonetheless, energy supply from wind source is variable in nature and final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.
- CEMEX maintains a commitment initiated in April 2004 to purchase the energy generated by Termoeléctrica del Golfo ("TEG") until 2027 for its overall electricity needs in Mexico. As of December 31, 2017, the estimated annual cost of this agreement is US$110 (unaudited) assuming that CEMEX receives all its energy allocation. Nonetheless, final amounts will be determined considering the final MWg effectively received at the agreed prices per unit.

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- In regards with the above, CEMEX also committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations until the year 2027, equivalent to approximately 1.2 million tons of petroleum coke per year. CEMEX covers its commitments under this agreement acquiring the aforementioned volume of fuel from sources in the international markets and Mexico.
- CEMEX OstZement GmbH ("COZ"), CEMEX's subsidiary in Germany, held a long-term energy supply contract until 2023 with STEAG - Industriekraftwerk Rüdersdorf GmbH ("SIKW") in connection with the overall electricity needs of CEMEX's Rüdersdorf plant. Based on the contract, each year COZ has the option to fix in advance the volume of energy in terms of MW that it will acquire from VEN SIKW, with the option to adjust the purchase amount one time on a monthly and quarterly basis. The estimated annual cost of this agreement is approximately US$12 (unaudited) assuming that CEMEX receives all its energy allocation.

23.4) Commitments from employee benefits

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2017, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from 23 thousand dollars to 400 thousand dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 100 thousand dollars to 2.5 million dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, this scenario is remote. The amount expensed through self-insured health care benefits was US$64 ($1,258) in 2017, US$69 ($1,430) in 2016 and US$69 ($1,189) in 2015.

23.5) Contractual obligations

As of December 31, 2017 and 2016, CEMEX had the following contractual obligations:

(U.S. dollars millions) Obligations	2017 Less than 1 year	2017 1-3 years	2017 3-5 years	2017 More than 5 years	2017 Total	2016 Total
Long-term debt	US$ 798	519	2,411	6,164	9,892	11,379
Finance lease obligations [1]	36	87	52	–	175	107
Convertible notes [2]	379	527	–	–	906	1,205
Total debt and other financial obligations [3]	1,213	1,133	2,463	6,164	10,973	12,691
Operating leases [4]	109	181	136	68	494	515
Interest payments on debt [5]	448	968	809	848	3,073	3,996
Pension plans and other benefits [6]	156	307	316	808	1,587	1,414
Purchases of raw materials, fuel and energy [7]	649	810	866	2,001	4,326	4,440
Total contractual obligations	US$ 2,575	3,399	4,590	9,889	20,453	23,056
	$ 50,599	66,790	90,193	194,319	401,901	477,720

[1] Represent nominal cash flows. As of December 31, 2017, the NPV of future payments under such leases was US$158 ($3,105), of which, US$79 ($1,552) refers to payments from 1 to 3 years and US$48 ($943) refer to payments from 3 to 5 years.

[2] Refers to the components of liability of the convertible notes described in note 16.2 and assumes repayment at maturity and no conversion of the notes.

[3] The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.

[4] The amounts represent nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was US$115 ($2,252) in 2017, US$121 ($2,507) in 2016 and US$114 ($1,967) in 2015.

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[5] Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2017 and 2016.

[6] Represents estimated annual payments under these benefits for the next 10 years (note 18), including the estimate of new retirees during such future years.

[7] Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX's commitments for the purchase of fuel.

24) LEGAL PROCEEDINGS

24.1) Provisions resulting from legal proceedings

CEMEX is involved in various significant legal proceedings, the resolutions of which are deemed probable and imply cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions or losses have been recognized in the financial statements, representing the best estimate of the amounts payable or the amount of impaired assets. Therefore, CEMEX believes that it will not make significant expenditure or incur significant losses in excess of the amounts recorded. As of December 31, 2017, the details of the most significant events giving effect to provisions or losses are as follows:

- Regarding the Maceo project in Colombia (note 14), in August 2012, CEMEX Colombia signed a memorandum of understanding ("MOU") with the representative of CI Calizas y Minerales S.A. ("CI Calizas"), which objective was the acquisition and transfer of assets comprising land, the mining concession and the environmental permit, the common shares of the entity Zona Franca Especial Cementera del Magdalena Medio S.A.S. ("Zomam") (holder of the free trade zone concession), as well as the rights to build the new cement plant. After signing the MOU, a former shareholder of CI Calizas, who presumptively transferred its shares of CI Calizas two years before the signing of the MOU, was linked to a process of expiration of property initiated by Colombia's Attorney General (the "Attorney General"). Amongst other measures, the Attorney General ordered the seizure and consequent suspension of the right to dispose the assets subject to the MOU. CEMEX Colombia acquired the shares of Zomam before the beginning of such process; nonetheless, the Attorney General decided to also include them in the action of expiration of property. To protect its interests and defend its rights as a third party acting in good faith and free of guilt, CEMEX Colombia joined the expiration of property process fully cooperating with the Attorney General.

  In July 2013, CEMEX Colombia signed with the provisional depository of the assets, designed by the Drugs National Department (*Dirección Nacional de Estupefacientes*, then depository of the affected assets), which functions after its liquidation were assumed by the Administrator of Special Assets (*Sociedad de Activos Especiales S.A.S.* or the "SAE"), a lease contract for a period of five years, which can be early terminated by the SAE, by means of which CEMEX Colombia was duly authorized to continue with the necessary works for the construction and operation of the plant (the "Lease Contract"). Likewise, the provisional depository granted a mandate to CEMEX Colombia for the same purpose. CEMEX considers that during the course of the different legal processes, the Lease Contract enables it to use and enjoy the land in order to operate the plant. Therefore, CEMEX Colombia plans to negotiate an extension to the Lease Contract before its maturity in July 2018, as well as an agreement that would allow CEMEX Colombia to operate the plant while the expiration of property process is exhausted.

  In May 2016, the Attorney General resolved to deny the inadmissibility request to the action for expiration of property previously filed by CEMEX Colombia, considering that it should broaden the collection of evidential elements and its analysis in order to take a resolution according to law. As of December 31, 2017, given the nature of the process and the several procedural stages, it is estimated that it may take between five and ten years for the issuance of a final resolution in respect to the aforementioned process, which is in its investigation stage awaiting for the defendants' legal counsel (guardians *ad litem*) designated by the Attorney General to assume functions in order to open the evidentiary stage.

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Moreover, in connection with Maceo's project, CEMEX Colombia also engaged the same representative of CI Calizas to also represent in the name and on behalf of CEMEX Colombia in the acquisition of land adjacent to the plant, signing a new memorandum of understanding with this representative (the "Land MOU"). During 2016, CEMEX received reports through its anonymous reporting line, related to possible deficiencies in the purchase process of land were the cement plant is located. At this respect, CEMEX initiated an investigation and internal audit in accordance with its corporate governance policies and its code of ethics, confirming the irregularities in such process described below. As a result, on September 23, 2016, CLH and CEMEX Colombia decided to terminate the employment relationship with the Vice President of Planning of CLH and CEMEX Colombia, with the Legal Counsel of CLH and CEMEX Colombia; and accepted the resignation of the Chief Executive Officer of CLH and President of CEMEX Colombia to facilitate investigations. In order to strengthen the levels of leadership, management and best practices of corporate governance, in October 2016, the Board of Directors of CLH decided to separate the roles of Chairman of the Board of Directors, Chief Executive Officer of CLH and President of CEMEX Colombia, and immediately made the respective appointments. Moreover, pursuant to a requirement of CEMEX, S.A.B. de C.V.'s Audit Committee and of CLH's Audit Commission, an audit firm, experts in forensic audits, was engaged in order to perform an independent investigation of the Maceo project. Additionally, CEMEX Colombia and CLH engaged an external firm to assist CLH and CEMEX Colombia on the necessary collaboration with the Attorney General and management also engaged a team of external lawyers for its own legal advice.

The internal audit initiated in 2016 found that CEMEX Colombia made cash advances and paid interest to this representative for amounts in Colombian pesos equivalent to US$13.4 and US$1.2, respectively, in both cases considering the Colombian peso to U.S. dollar exchange rate as of December 31, 2016. These payments were deposited in the representative's personal bank account as advance payments under the MOU and the Land MOU. CEMEX Colombia paid interest according to the representative's instructions. Pursuant to the expiration of property process of the assets subject to the MOU and the failures to legally formalize the purchases under the Land MOU, as of the reporting date, CEMEX Colombia is not the legitimate owner of the aforementioned assets. Considering that payments made by CEMEX Colombia under the MOU and the Land MOU were made in violation of CEMEX's and CLH's internal policies; both CLH and CEMEX Colombia reported these facts to the Attorney General, providing the findings obtained during the investigations and internal audits, and also filed a claim in the civil courts aiming that all property rights related to the additional land, some of which were assigned to the representative, would be effectively transferred to CEMEX.

Based on the investigation and internal audit related to Maceo's project mentioned above, and considering the findings and the legal opinions available, in December 2016, CEMEX determined: a) low probability of recovering resources delivered under the different memorandums of understanding for an amount in Colombian pesos equivalent to US$14.3 ($295) recognized as part of investments in progress, were reduced to zero recognizing an impairment loss for such amount against "Other expenses, net;" b) certain purchases of equipment installed in the plant were considered exempt for VAT purposes under the benefits of the free trade zone, however, as those assets were actually installed outside of the free trade zone's area, they lack of such benefits, therefore, CEMEX increased investments in progress against VAT accounts payable for US$9.2 ($191); and c) the cancellation of the balance payable to CI Calizas under the MOU in connection with the acquisition of the assets for US$9.1 ($188) against a reduction in investments in progress. All these amounts considering the Colombian peso to U.S. dollar exchange rate as of December 31, 2016. During 2017, no additional significant adjustments or losses have been determined in relation to this project. CEMEX Colombia determined an initial total budget for the Maceo plant of US$340. As of December 31, 2017, the carrying amount of the project, net of adjustments, is for an amount in Colombian pesos equivalent to $6,543 (US$333), considering the exchange rates as of December 31, 2017.

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In relation to the aforementioned irregularities detected, there is an ongoing criminal investigation by the Attorney General. As of December 31, 2017, the investigation by the Attorney General is finalizing its initial stage (inquiry) and a hearing to present charges was set for January 15, 2018, which would initiate the second stage of the proceeding (investigation). CEMEX is neither able to predict the actions that the General Attorney could implement, nor the possibility and degree in which any of these possible actions, including the termination of employment of the aforementioned executives, could have a material adverse effect on CEMEX's results of operation, liquidity or financial position. Under the presumption that CEMEX Colombia conducted itself in good faith, and considering that the rest of its investments made in the development of Maceo's project were made with the consent of the SAE and CI Calizas, such investments are protected by Colombian law, under which, if a person builds on the property of a third party, with full knowledge of such third party, this third party may: a) take ownership of the plant, provided a corresponding indemnity to CEMEX Colombia, or otherwise, b) oblige CEMEX Colombia to purchase the land. Consequently, CEMEX considers that will be able to retain ownership of the plant and other refurbishments made. Nonetheless, had this not be the case, CEMEX Colombia would take all necessary actions to safeguard the project in Maceo. At this respect, there is the possibility that CEMEX considers remote, in which, in the event that the expiration of property over the assets subject to the MOU is ordered in favor of the State, the SAE may decide not to sell the assets to CEMEX Colombia, or, the SAE may elect to maintain ownership of the assets and not extend the Lease Contract. In both cases, under Colombian law, CEMEX Colombia would be entitled to an indemnity for the amount of its incurred investments. However, an adverse resolution at this respect could have a material adverse effect on the Company's results of operations, liquidity or financial condition.

In October 2016, considering information that also emerged from the audits, CEMEX decided to postpone the start up of the Maceo plant and the construction of the access road until the following issues would be resolved: (i) there are pending permits required to finalize the access road to the Maceo plant, critical infrastructure to assure safety and capacity to transport products from the plant; (ii) CEMEX Colombia has requested an expansion to the free trade zone to cover the totality of the cement plant in order to access the tax benefits originally projected for the plant, for which is critical that the request for partial adjustment to the District of Integrated Management ("DIM") would be finalized in July 2018, in order to allow CEMEX Colombia continue with the expansion process of the free trade zone; (iii) it is necessary to modify the environmental license to expand its production to 950 thousand tons of clinker per year as initially planned; as well as to reduce the size of the zoning area in order to avoid any overlap with the DIM; (iv) a subsidiary of CEMEX Colombia holds the environmental permit for project Maceo, however, the transfer of the mining concession was revoked by the Antioquia Mining Government Ministry in December 2013 and reassigned to CI Calizas. As a result, the environmental permit and the mining concession are in custody of different entities, contrary to standard situation; and (v) the mining permit of the plant partially overlaps with the DIM. In connection with these issues, on December 13, 2016, Corantioquia, the regional environmental agency, communicated its negative resolution to CEMEX Colombia's request to increase the mining concession for up to 950 thousand tons per year, resolution that was appealed by CEMEX Colombia, whom continues working to address these issues as soon as possible, including the zoning and reconciliation of the Maceo project with the DIM, as well as analyzing alternatives for partial extraction of the DIM aiming to evidence the feasibility of achieving the expansion of the proposed activity in the project. Once these alternatives are implemented, CEMEX Colombia would reconsider submitting a new request for modification of the environmental license to expand its production to the initially envisaged 950 thousand tons. Meanwhile, CEMEX Colombia will limit its activities to those authorized under the currently effective environmental license and mining title.

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- On December 11, 2017, in the context of a market investigation opened in 2013 against five cement companies and 14 executives of those companies, including two former executives of CEMEX Colombia for purported practices that limited free competition, and after several processes over the years, the Colombian Superintendence of Industry and Commerce (*Superintendencia de Industria y Comercio* or the "SIC") imposed a final fine to CEMEX Colombia for an amount equivalent to US$25 ($491) to be paid no later than January 5, 2018, considering CEMEX Colombia's defense strategy. As a result, as of December 31, 2017, CEMEX Colombia recognized a provision for the full amount against "Other expenses, net." CEMEX Colombia will not appeal the resolution of the SIC and instead intends directly to file an annulment and reestablishment of right claim before the Administrative Court within the four months after the resolution. Once filed, this claim could take a considerable amount of time in being resolved. As of December 31, 2017, CEMEX is not able to assess the likelihood for the recovery of the fine imposed by the SIC or the timeframe for the defense process.
- In January 2007, the Polish Competition and Consumers Protection Office (the "Protection Office") initiated an antitrust proceeding against all cement producers in the country, including CEMEX Polska Sp. Z.o.o.("CEMEX Polska") and another subsidiary in Poland, arguing that there was an agreement between all cement producers in Poland regarding prices, market quotas and other sales conditions; and that the producers exchanged information, all of which limited competition in the Polish cement market. In December 2009, the Protection Office issued a resolution imposing fines on a number of Polish cement producers, including CEMEX Polska for the period of 1998 to 2006. The fine imposed on CEMEX Polska, after an appeal before the Polish Court of Competition and Consumer Protection in Warsaw amounts to the equivalent of US$27 ($531). In 2014, CEMEX Polska filed an appeal against the fine and the case has been since in the Appeals Court in Warsaw (the "Appeals Court"). The above mentioned penalty is not enforceable until the Appeals Court issues its final judgment and if the penalty is maintained in the final resolution, then it will be payable within 14 calendar days of the announcement. As of December 31, 2017, CEMEX had accrued a provision for the full amount of the fine mentioned above representing the best estimate in connection with this resolution. CEMEX Polska estimates that the final judgment will be issued during 2018.
- As of December 31, 2017, CEMEX had accrued environmental remediation liabilities in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the NPV of such obligations for an amount in Sterling Pounds equivalent to US$178 ($3,493). Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which was accepted by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.
- As of December 31, 2017, CEMEX had accrued environmental remediation liabilities in the United States for an amount of US$30 ($586), related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. Based on the information developed to date, CEMEX's does not believe that it will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

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24.2) Other contingencies from legal proceedings

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable or remote. In certain cases, a negative resolution may represent the revocation of an operating license, in which case, CEMEX may experience a decrease in future revenues, an increase in operating costs or a loss. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the achievement of a final favorable resolution. As of December 31, 2017, the most significant events with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

- In December 2016, CEMEX, S.A.B. de C.V. received subpoenas from the United States Securities and Exchange Commission ("SEC") seeking information that may allow determining whether there are violations of the U.S. Foreign Corrupt Practices Act in connection with the Maceo project. These subpoenas do not mean that the SEC has concluded that CEMEX violated the law. The payments made by CEMEX Colombia in connection with Maceo's project under the MOU and the MOU with the Representative described above, were made to non-governmental individuals in breach of CEMEX and CLH established protocols. CEMEX has been cooperating with the SEC and the Attorney General and intends to continue cooperating fully with the SEC and the Attorney General. It is possible that the United States Department of Justice or investigatory entities in other jurisdictions may also open investigations into this matter. To the extent they do so, CEMEX intends to cooperate fully with those inquiries, as well. As of December 31, 2017, CEMEX is neither able to predict the duration, scope, or outcome of the SEC investigation or any other investigation that may arise, nor has elements to determine the probability that the SEC's investigation results may or may not have a material adverse impact on its consolidated results of operations, liquidity or financial position.
- In September 2016, CEMEX España Operaciones, S.L.U. ("CEMEX España Operaciones"), a subsidiary of CEMEX in Spain, in the context of a market investigation initiated in 2014 for alleged anticompetitive practices in 2009 for the cement market and the years 2008, 2009, 2012, 2013 and 2014 for the ready-mix market, was notified of a resolution by the National Markets and Competition Commission (*Comisión Nacional de los Mercados y la Competencia* or the "CNMC") requiring the payment of a fine for €6 (US$7 or $138). CEMEX España Operaciones appealed the fine and requested the suspension of payment before the National Court (*Audiencia Nacional*), which granted the requested suspension; subject to issuance of a bank guarantee for the principal amount of the sanction. The CNMC was notified. As of December 31, 2017, CEMEX do not expect that an adverse resolution to this matter would have a material adverse impact on our results of operations, liquidity and financial condition.
- In February 2014, the Egyptian Tax Authority requested Assiut Cement Company ("ACC"), a subsidiary of CEMEX in Egypt, the payment of a development levy on clay applied to the Egyptian cement industry in amounts equivalent as of December 31, 2017 of US$18 ($357) for the period from May 5, 2008 to November 30, 2011. In March 2014, ACC appealed the levy and obtained a favorable resolution by the Ministerial Committee for Resolution of Investment Disputes, which instructed the Egyptian Tax Authority to cease claiming ACC the aforementioned payment of the levy on clay. It was further decided that the levy on clay should not be imposed on imported clinker. Nonetheless, in May 2016, the Egyptian Tax Authority challenged ACC's right to cancel the levy on clay before the North Cairo Court, which referred the cases to Cairo's Administrative Judiciary Court. As of December 31, 2017, a session has been scheduled for February 5, 2018 in order to review the two referred cases. At this stage, as of December 31, 2017, CEMEX does not expect a material adverse impact due to this matter in its results of operations, liquidity or financial position.

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- In September 2012, in connection with a lawsuit submitted to a first instance court in Assiut, Egypt in 2011, the first instance court of Assiut issued a resolution in order to nullify the Share Purchase Agreement (the "SPA") pursuant to which CEMEX acquired in 1999 a controlling interest in Assiut Cement Company ("ACC"). In addition, during 2011 and 2012, lawsuits seeking, among other things, the annulment of the SPA were filed by different plaintiffs, including 25 former employees of ACC, before Cairo's State Council. After several appeals, hearings and resolutions over the years, as of December 31, 2017, in connection with the first lawsuit of 2011, was referred by the Assiut's Administrative Judiciary Court to the Commissioners' Division to render the corresponding opinion; whereas in respect to the second lawsuits, the cases are held in Cairo's 7th Circuit State Council Administrative Judiciary Court awaiting also for the High Constitutional Court to pronounce itself in regards to the challenges against the constitutionality of Law 32/2014 filed by the plaintiffs, which protects CEMEX's investments in Egypt. These matters are complex and take several years to be resolved. As of December 31, 2017, CEMEX is not able to assess the likelihood of an adverse resolution regarding these lawsuits nor is able to assess if the Constitutional Court will dismiss Law 32/2014, but, regarding the lawsuits, if adversely resolved, CEMEX does not believe the resolutions in the first instance would have an immediate material adverse impact on CEMEX's operations, liquidity and financial condition. However, if CEMEX exhausts all legal recourses available, a final adverse resolution of these lawsuits, or if the Constitutional Court dismisses Law 32/2014, this could adversely impact the ongoing matters regarding the SPA, which could have a material adverse impact on CEMEX's operations, liquidity and financial condition.
- In 2012, in connection with a contract entered into in 1990 (the "Quarry Contract") by CEMEX Granulats Rhône Méditerranée ("CEMEX GRM"), one of CEMEX's subsidiaries in France, with SCI La Quinoniere ("SCI") pursuant to which CEMEX GRM has drilling rights in order to extract reserves and do quarry remediation at a quarry in the Rhône region of France, SCI filed a claim against CEMEX GRM for breach of the Quarry Contract, requesting the rescission of such contract and damages plus interest for an amount in euros equivalent to US$66 ($1,297), arguing that CEMEX GRM partially filled the quarry allegedly in breach of the terms of the Quarry Contract. After many hearings, resolutions and appeals over the years, as of December 31, 2017, the case is held in the appeals court in Lyon, France, where a judgment is expected by mid 2018. As of December 31, 2017, CEMEX considers that an adverse resolution on this matter would not have a material adverse impact on CEMEX's results of operations, liquidity and financial condition.
- In June 2012, one of CEMEX's subsidiaries in Israel and three other companies were notified about a class action suits filed by a homeowner who built his house with concrete supplied by the defendants in October 2010. The class action argues that the concrete supplied to him did not meet with the Israeli ready-mix strength standard requirements and that as a result CEMEX acted unlawfully toward all of its customers who received concrete that did not comply with such standard requirements, causing financial and non-financial damages to those customers, including the plaintiff. CEMEX presumes that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from its subsidiary in Israel during the past 7 years, the limitation period according to applicable laws in Israel. The damages that could be sought are equivalent to US$80 ($1,564). After several hearings to present evidence from all parties over the years and the resolution of the court to join together all claims against all four companies in order to simplify and shorten court proceedings, as of December 31, 2017, the proceedings are finalizing the evidentiary stage, and CEMEX's subsidiary in Israel is not able to assess the likelihood of the class action application being approved or, if approved, of an adverse result, such as an award for damages in the full amount that could be sought, but if adversely resolved CEMEX considers that an adverse resolution on this matter would not have a material adverse impact on its results of operations, liquidity or financial condition.

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- In June 2010, the District of Bogota's Environmental Secretary (the "Environmental Secretary"), ordered the suspension of CEMEX Colombia's mining activities at El Tunjuelo quarry, located in Bogota, sealed off the mine to machinery and prohibited the removal of aggregates inventory, as well as those of other aggregates producers in the same area. The Environmental Secretary alleged that during the past 60 years, CEMEX Colombia and the other companies have illegally changed the course of the Tunjuelo River, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. CEMEX Colombia responded to the injunction by requesting that it be revoked based on the fact that the mining activities at El Tunjuelo quarry are supported by the authorizations required by the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and permanently authorized by the Ministry of Environment and Sustainable Development. Although there is not an official quantification of the possible fine, the Environmental Secretary has publicly declared that the fine could be up to the equivalent of US$100 ($1,976). As of December 31, 2017, CEMEX is not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia. An adverse resolution on this case could have a material adverse impact on CEMEX's results of operations, liquidity or financial condition.

In connection with the legal proceedings presented in notes 24.1 and 24.2, the exchange rates as of December 31, 2017 used by CEMEX to convert the amounts in local currency to their equivalents in dollars were the official closing exchange rates of 3.47 Polish zloty per dollar, 0.83 Euro per dollar, 0.74 British pound sterling per dollar, 2,984.0 Colombian pesos per dollar and 3.47 Israelite shekel per dollar.

In addition to the legal proceedings described above in notes 24.1 and 24.2, as of December 31, 2017, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX's position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency, but has not disclosed the estimate of the range of potential loss.

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25) RELATED PARTIES

All significant balances and transactions between the entities that constitute the CEMEX group have been eliminated in the preparation of the consolidated financial statements. These balances with related parties resulted primarily from: (i) the sale and purchase of goods between group entities; (ii) the sale and/or acquisition of subsidiaries' shares within the CEMEX group; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. Transactions between group entities are conducted on arm's length terms based on market prices and conditions. When market prices and/or market conditions are not readily available, CEMEX conducts transfer pricing studies in the countries in which it operates to assure compliance with regulations applicable to transactions between related parties.

The definition of related parties includes entities or individuals outside the CEMEX group, which, pursuant to their relationship with CEMEX, may take advantage of being in a privileged situation. Likewise, this applies to cases in which CEMEX may take advantage of such relationships and obtain benefits in its financial position or operating results. CEMEX's transactions with related parties are executed under market conditions.

For the years ended December 31, 2017, 2016 and 2015, in ordinary course of business, CEMEX has entered into transactions with related parties for the sale of products, purchase of services or the lease of assets, all of which are not significant for CEMEX and the related party, are incurred for non-significant amounts and are executed under market terms and conditions following the same commercial principles and authorizations applied to other third parties. These identified transactions are approved annually by the Parent Company's Board of Directors. None of these transactions are material to be disclosed separately.

In addition, for the years ended December 31, 2017, 2016 and 2015, the aggregate amount of compensation of CEMEX board of directors, including alternate directors, and top management executives, was US$47 ($887), US$43 ($802) and US$36 ($579), respectively. Of these amounts, US$35 ($661) in 2017, US$32 ($595) in 2016, US$25 ($402) in 2015, was paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, US$12 ($227) in 2017, US$11 ($207) in 2016 and US$11 ($177) in 2015 of the aggregate amount in each year, corresponded to allocations of CPOs under CEMEX's executive share-based compensation programs.

26) SUBSEQUENT EVENTS

On January 5, 2018, in connection with the fine associated with the market investigation imposed by the SIC in Colombia for US$25 ($491), CEMEX Colombia made the payment of such fine, CEMEX Colombia will not appeal the resolution of the SIC and instead intends directly to file an annulment and reestablishment of right claim before the Administrative Court within the four months after the resolution. Once filed, this claim could take a considerable amount of time in being resolved. As of December 31, 2017, CEMEX is not able to assess the likelihood for the recovery of the fine imposed by the SIC or the timeframe for the defense process.

On January 10, 2018, in connection with the tender offer of the January 2022 Notes, the Parent Company incurred a payment of €419, which included, the principal amount outstanding of the notes of €400 plus the premium offer and the accrued interest at the date of redemption (note 16.1).

On January 31, 2018, CEMEX España was notified, based on a resolution dated January 18, 2018, that the National Court (*Audiencia Nacional*) accepted the request for suspension of payment of the fine submitted by CEMEX España, in connection with the tax proceeding in Spain related to the review of tax loss carryforwards reported between 2006 and 2009 (note 19.4), subject to the presentation of a satisfactory guarantee in the amount of the proposed fine plus interest before March 31, 2018. CEMEX España expects to successfully complete an acceptable form and amount of the required guarantee before the stipulated due date.

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GRI 102-45

4.1 Financial information

27) MAIN SUBSIDIARIES

The main subsidiaries as of December 31, 2017 and 2016 were as follows:

Subsidiary	Country	% Interest 2017	% Interest 2016
CEMEX México, S. A. de C.V. [1]	Mexico	100.0	100.0
CEMEX España, S.A. [2]	Spain	99.9	99.9
CEMEX, Inc.	United States of America	100.0	100.0
CEMEX Latam Holdings, S.A. [3]	Spain	73.2	73.3
CEMEX (Costa Rica), S.A.	Costa Rica	99.1	99.1
CEMEX Nicaragua, S.A.	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia S.A. [4]	Colombia	99.9	99.9
Cemento Bayano, S.A. [5]	Panama	100.0	100.0
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
Trinidad Cement Limited	Trinidad and Tobago	69.8	–
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
CEMEX Holdings Philippines ,Inc. [6]	Philippines	55.0	55.0
Solid Cement Corporation [6]	Philippines	100.0	100.0
APO Cement Corporation [6]	Philippines	100.0	100.0
CEMEX Holdings (Malaysia) Sdn Bhd	Malaysia	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Czech Republic, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX SIA	Latvia	100.0	100.0
CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC [7]	United Arab Emirates	100.0	100.0
Neoris N.V. [8]	The Netherlands	99.8	99.8
CEMEX International Trading, LLC [9]	United States of America	100.0	100.0
Transenergy, Inc. [10]	United States of America	100.0	100.0

[1] CEMEX México, S.A. de C.V. is the indirect holding company of CEMEX España, S.A. and subsidiaries.

[2] CEMEX España, S.A. is the indirect holding company of most of CEMEX's international operations.

[3] The interest reported excludes own shares held at CLH's treasury. CLH, entity incorporated in Spain, trades its ordinary shares in the Colombian Stock Exchange under the symbol CLH, is the indirect holding company of CEMEX's operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua, El Salvador and Brazil (note 20.4).

[4] Represents our 99.7% and 98.9% interest in ordinary and preferred shares, respectively.

[5] Includes a 0.515% interest held on Cemento Bayano's treasury.

[6] Represents CHP direct and indirect interest. CEMEX's operations in the Philippines are conducted through CHP, subsidiary incorporated in the Philippines which since July 2016 trades its ordinary shares in the Philippines Stock Exchange under the symbol CHP (note 20.4).

[7] CEMEX owns a 49% equity interest in each of these entities and holds the remaining 51% of the economic benefits, through agreements with other shareholders.

[8] Neoris N.V. is the holding company of the entities involved in the sale of information technology solutions and services.

[9] CEMEX International Trading, LLC is involved in the international trading of CEMEX's products.

[10] Formerly named Gulf Coast Portland Cement Co., it is engaged in the procurement and trading of fuels, such as coal and petroleum coke, used in certain operations of CEMEX's.

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INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
CEMEX, S.A.B. de C.V.

Opinion

We have audited the consolidated financial statements of CEMEX, S.A.B. de C.V. and subsidiaries ("the Group"), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, the consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for the years ended December 31, 2017, 2016 and 2015, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2017 and 2016, and of its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2017, 2016 and 2015 in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

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EVALUATION OF GOODWILL IMPAIRMENT

See Note 15.2 to the consolidated financial statements

The key audit matter

The Group's balance sheet includes a significant amount of goodwill arising mainly from historic acquisitions which requires conducting an annual evaluation of its recoverability.

We consider this a key audit matter because of the materiality of the goodwill balance and because it involves complex and subjective judgments by the Group regarding long-term sales growth rates, costs and projected operating margins in the different countries where the Group operates, discount rates used to discount future cash flows, as well as comparisons to publicly available information such as multiples of EBITDA in recent market transactions.

How the matter was addressed in our audit

Our audit procedures included considering the consistency and appropriateness of the allocation of goodwill to groups of CGUs, as well as testing the Group's methodology and assumptions used in preparing discounted cash flow models through the involvement of our valuation specialists.

We compared the Group's assumptions to data obtained from external sources in relation to key inputs such as discount rates and projected economic growth and compared the latter with reference to historical forecasting accuracy, considering the potential risk of management bias.

We compared the sum of the discounted cash flows to the Group's market capitalization to assess the reasonableness of those cash flows. In addition we performed sensitivity analysis using multiples of EBITDA.

We challenged the overall results of the calculations and performed our own sensitivity analysis, including a reasonably probable reduction in assumed growth rates and cash flows.

We also assessed whether the group's disclosures about the sensitivity of the outcome of the impairment assessment to changes in key assumptions such as discount rates and growth rates reflected the risks inherent in the valuation of goodwill.

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RECOVERABILITY OF DEFERRED TAX ASSETS RELATED TO TAX LOSS CARRY FORWARDS AND OTHER TAX CREDITS

See Note 19.2 and 19.4 to the consolidated financial statements

The key audit matter

The group has significant deferred tax assets in respect of tax losses and other tax credits (mainly in the United States, Mexico and Spain).

There is inherent uncertainty involved in forecasting future taxable profits, which determines the extent to which deferred tax assets are or are not recognized.

The periods over which the deferred tax assets are expected to be recovered can be extensive.

Additionally in December 2017, the new tax legislation was enacted in the United States. To assess the potential implications of this new law, management analysed the tax modifications and the impacts of the related amounts in the consolidated financial statements

As a result of the above, we consider this to be a key audit matter.

How the matter was addressed in our audit

Our audit procedures included considering historical levels of taxable profits and comparing the assumptions used in respect of future taxable profit forecasts to those used in the Group's long-term forecasts, such as the forecasts prepared in relation to goodwill impairment evaluations.

Our tax specialists assisted in evaluating the reasonableness of key tax assumptions, timing of reversal of temporary differences and expiration of tax loss carry forwards and other tax credits, as well as the reasonableness of any tax strategies proposed by the Group based on our knowledge of the tax, legal and operating environments in which the Group operates.

We also assessed the adequacy of the Group's disclosures setting out the basis of the deferred tax asset balances and the level of estimation involved.

Regarding the US tax reform, our tax specialists in the US assisted in evaluating the tax implications, the reasonableness of estimates and calculations determined by management.

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COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 4.1 Financial information TAX AND LEGAL CONTINGENCIES 8JJ_3TYJX______FSI____YT_YMJ_HTSXTQNIFYJI_ÜªSFSHNFQ_XYFYJRJSYX The key audit matter How the matter was addressed in our audit 9MJ_,WTZU_NX_NS[TQ[JI_NS_HJWYFNS_XNLSNÜªHFSY_YF]_FSI_QJLFQ_UWTHJJINSLX__ Our audit procedures included the assessment of the adequacy of the Compliance with tax regulations is a complex matter within the Group QJ[JQ_TK_UWT[NXNTS_JXYFGQNXMJI__TW_QFHP_YMJWJTK__NS_WJQFYNTS_YT_XNLSNÜªHFSY_ uncertain tax positions and legal contingencies, primarily in respect of because of the different tax laws in the jurisdictions where the Group cases in Spain, France, Egypt, and Colombia. TUJWFYJX__YMJ_FUUQNHFYNTS_TK_¥MNHM_WJVZNWJX_YMJ_ZXJ_TK_XNLSNÜªHFSY_ expertise and judgment, making this area a key audit matter. Also, <J_INXHZXXJI_YMJ_XYFYZX_TK_JFHM_XNLSNÜªHFSY_HFXJ_¥NYM_RFSFLJRJSY__ because of the diversity of the Group’s operations, exposure to legal including in-house counsel, and critically assessed their responses. claims is a risk that requires management’s attention. We read the latest correspondence between the Group and the various tax authorities or plaintiffs and attorneys where applicable. We also Resolution of tax and legal proceedings may span multiple years, and obtained written responses from the Group’s legal advisors where those may involve negotiation or litigation and therefore, making judgments have been appointed, containing their views on material exposures and of potential outcomes is a complex issue in the Group. any related litigation. Management applies judgment in estimating the likelihood of the future outcome in each case and records a provision for uncertain tax .S_WJQFYNTS_YT_YF]_RFYYJWX__¥J_FQXT_RJY_¥NYM_YMJ_,WTZUÑ£X_YF]_TKÜªHJWX_YT_ positions or settlement of legal claims where applicable. We focused FXXJXX_YMJNW_OZILRJSYX_TS_XNLSNÜªHFSY_HFXJX__YMJNW_[NJ¥X_FSI_XYWFYJLNJX__ as well as the related technical grounds to their position based on on this area due to the inherent complexity and judgment in estimating applicable tax laws by involving our tax specialists. the amount of provision required. We assessed whether the Group’s disclosures about legal and tax HTSYNSLJSHNJX_UWT[NIJI_XZKÜªHNJSY_NSKTWRFYNTS_YT_WJFIJWX_TK_YMJ_ÜªSFSHNFQ_ XYFYJRJSYX_NS_QNLMY_TK_YMJ_XNLSNÜªHFSHJ_TK_YMJXJ_HFXJX_ 176 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

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4.1 Financial information

Other Information

Management is responsible for the other information. The other information comprises the information included in the Group's annual report for the year ended December 31, 2017, to be filed with the National Banking and Securities Commission (Mexico) (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) ("the Annual Report") but does not include the consolidated financial statements and our auditors' report thereon. The Annual Report is expected to be made available to us after the date of this auditors' report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

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4.1 Financial information

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Joaquín Alejandro Aguilera Dávila

KPMG Cárdenas Dosal, S.C.
Monterrey, N.L.
February 1, 2018

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4.2 Non-financial information

HEALTH AND SAFETY[1]	2015	2016	2017
Total fatalities	19	20	20
Employees	1	3	3
Cement	0	1	0
Ready-mix	0	2	2
Aggregates	1	0	0
Other businesses	0	0	1
Contractors	10	10	7
Cement	5	7	5
Ready-mix	1	2	1
Aggregates	2	1	1
Other businesses	2	0	0
Third-parties	8	7	10
Cement	5	5	3
Ready-mix	2	0	3
Aggregates	1	2	1
Other businesses	0	0	3
Employee Fatality Rate (per 10,000 employed)	0.2	0.7	0.7
Cement	0.0	0.8	0.0
Ready-mix	0.0	1.4	1.4
Aggregates	2.0	0.0	0.0
Other businesses	0.0	0.0	0.9
Total Lost Time Injuries (LTIs)			
Employees	67	60	50
Cement	23	19	23
Ready-mix	32	27	17
Aggregates	4	8	7
Other businesses	8	6	3
Contractors	67	53	68
Cement	28	30	28
Ready-mix	9	12	18
Aggregates	10	5	5
Other businesses	20	6	17

HEALTH AND SAFETY[1]	2015	2016	2017
Employee Lost Time Injury Frequency Rate [LTI FR] (per million hours worked)	0.6	0.6	0.5
Cement	0.8	0.7	0.8
Ready-mix	0.9	0.8	0.5
Aggregates	0.4	0.7	0.7
Other businesses	0.3	0.2	0.1
Contractors Lost Time Injury Frequency Rate [LTI FR] (per million hours worked)			
Cement	0.6	0.9	0.7
Employee Lost Time Injury Severity Rate [LTI SR] (lost days per million hours worked)			
Cement	46.0	47.9	66.4
Compliance with CSI Driving Safety Recommended Practices (%)	89	98	98
Compliance with CSI Contractor Safety Recommended Practices (%)	89	95	98
Sites with a Health and Safety Management System implemented (%)	100	100	100
Sites certified with OHSAS 18001 (%)	10	15	16
Cement	61	65	69
Ready-mix	8	13	13
Aggregates	13	14	16
Sickness Absence Rate (%)	2.1	1.8	1.6

OUR PEOPLE	2015	2016	2017
Workforce	43,117	41,853	40,878
Mexico	9,504	9,858	9,285
United States	10,183	9,783	8,380
Europe	10,525	10,386	10,413
Asia, Middle East and Africa	3,512	3,243	3,084
South, Central America and the Caribbean	6,046	5,387	5,869
Others (including Corporate and Neoris)	3,347	3,196	3,847
Breakdown of workforce by type of contract (%)			
Full time	100	99	99
Part time	0	1	1
Breakdown of workforce by level (%)			
Executive positions	5	5	7

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COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT GRI 102-41 4.2 _3TS_ÜªSFSHNFQ_NSKTWRFYNTS OUR PEOPLE 2015 2016 2017 RESILIENT AND EFFICIENT BUILDING SOLUTIONS 2015 2016 2017    Non-executive positions 31 31 38 &KKTWIFGQJ_FSI_TW_WJXTZWHJ_JKÜªHNJSY_GZNQINSLX_¥MJWJ_(*2*=_NX_ 2,400 4,112 9,543 involved (No.)    Operational positions 64 64 55 &KKTWIFGQJ_FSI_TW_WJXTZWHJ_JKÜªHNJSY_GZNQINSLX_¥MJWJ_(*2*=_NX_ 0.15 0.07 0.92 Breakdown of workforce by age (%) 2 involved (million m )    Under 30 17 15 18 2 Installed concrete pavement area (million m ) 7.32 5.39 8.78    31-40 30 35 31 ,WJJS_GZNQINSL_UWTOJHYX_ZSIJW_HJWYNÜªHFYNTS_¥MJWJ_(*2*=_NX_NS[TQ[JI_ 6.42 9.73 8.67    41-50 28 26 27 (million m2)    51 and over 25 24 24 Annual ready-mix sales derived from products with outstanding sus- 33.0 33.7 31.8 tainable attributes (%) Breakdown of workforce by gender (%)    Male 89 88 86    Female 11 12 14 STRENGTHEN LOCAL COMMUNITIES [5] 2015 2016 2017 Families participating in Patrimonio Hoy (No.) 525,941 572,166 586,643 Female employees by level (%) Individuals positively impacted from Patrimonio Hoy (No.) 2,536,466 2,756,087 2,824,025    Executive positions 13 13 21    Non-executive positions 38 30 31 Livable space enabled by Patrimonio Hoy (m2) 4,115,392 4,346,968 4,498,287 Families participating in our social and inclusive businesses (No.) 627,307 685,634 715,476    Operational positions 3 3 2 Individuals positively impacted from our social and inclusive 2,994,453 3,272,953 3,400,247 Male to female wage ratio 1.07 1.08 1.17 businesses (No.) Employees that perceive they are enabled to perform their job 76 76 77 Community partners [i.e. individuals positively impacted from our 9,655,198 12,604,222 14,108,456 effectively [PEI—Performance Enablement Index] (%) [2] social initiatives] (No.) Employees that are engaged to the company    76 76 76 [EEI—Employee Engagement Index] (%) [2] CARBON STRATEGY [6] 2015 2016 2017 Participation rate in engagement survey (%) 75 75 82 Absolute gross CO2 emissions (million ton) 43.7 43.8 42.5 Employee turnover rate (%) [3] 6.6 9.4 12.5 Employees represented by an independent union or covered by a 45 40 32 Absolute net CO2 emissions (million ton) 40.8 41.4 39.7 collective bargaining agreement (%) [4] 8UJHNÜªH_LWTXX_(42 emissions (kg CO2/ton of cementitious product) 672 678 677 Notice to employees regarding operational changes (average days) 36 30 34 8UJHNÜªH_SJY_(42 emissions (kg CO2/ton of cementitious product) 630 642 636 Countries with practices to promote local hiring (%) 100 73 78 Reduction in CO2 emissions per ton of cementitious product from 21.6 20.1 20.7 1990 baseline (%) Training provided by level (average hours) 9MJWRFQ_JSJWL^_JKÜªHNJSH^_TK_HQNSPJW_UWTIZHYNTS_ 2/_YTS_HQNSPJW_ 3,897 3,905 3,913    Executive positions 18 25 26    Non-executive and Operational positions 15 16 20 OTHER CARBON STRATEGY INDICATORS [6] 2015 2016 2017 Courses offered through CEMEX Online Training Platforms (No.) 3,155 262 1,049 Alternative raw material rate (%) [7] 6.0 6.1 6.6 Employees with access to CEMEX Online Training Platforms (No.) 25,656 25,266 30,513 Investment on Employee Training and Development (US million) 20.6 25.8 21.5 Sustainable raw material rate (%)[8] 12.7 12.9 13.5 Clinker/Cement factor (%) 78.6 78.4 78.4 Direct energy consumption (TJ) 202,598 202,255 197,071 Indirect energy consumption (GWh) 7,643 7,698 7,483 180 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

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4.2 Non-financial information

OTHER CARBON STRATEGY INDICATORS[3]	2015	2016	2017
Specific energy consumption, cement (kWh/ton)	119	120	120
Specific energy consumption, ready-mix (kWh/m^3)	3.2	3.2	3.1
Specific energy consumption, aggregates (kWh/ton)	4.6	4.3	4.5
Power from renewable energy sources, cement (%)[4]		25	26

FUEL MIX (%)[3]	2015	2016	2017
Primary Fuels	73.4	76.7	73.8
Petroleum coke	39.0	45.4	39.0
Coal	23.8	25.0	28.0
Fuel oil + Diesel	7.0	2.0	3.8
Natural gas	3.7	4.3	3.0
Alternative Fuels	26.6	23.3	26.2
Fossil based waste	15.7	13.7	15.9
Biomass	10.9	9.6	10.3

WASTE MANAGEMENT[3]	2015	2016	2017
Hazardous waste disposal (ton)	104,254	95,141	95,323
Cement	101,811	93,413	93,611
Ready-mix	2,171	1,501	1,528
Aggregates	271	226	183
Other businesses	0.35	1.25	0.04
Non-hazardous waste disposal (ton)	464,493	276,491	250,453
Cement	102,504	91,223	85,247
Ready-mix	344,958	174,365	155,411
Aggregates	13,178	7,992	5,938
Others	3,853	2,912	3,858
Secondary and recycled aggregates used as a direct replacement of primary aggregates (ton)	257,761	258,494	273,939

ENVIRONMENTAL AND QUALITY MANAGEMENT[3]	2015	2016	2017
Sites with CEMEX Environmental Management System (EMS) implemented (%)	76	88	88
Cement	98	98	98
Ready-mix	73	88	88
Aggregates	88	86	87
Sites with ISO 14001 Certification (%)	44	46	47
Cement	74	76	79
Ready-mix	41	43	44
Aggregates	50	53	55
Sites with ISO 9001 Certification (%)	45	45	46
Cement	79	79	82
Ready-mix	46	44	45
Aggregates	36	41	43
Environmental investment (US million)	86	80	83
Total environmental incidents (No.)	753	365	334
Major environmental incidents - Category 1	2	0	0
Moderate environmental incidents - Category 2	436	64	37
Minor environmental incidents - Category 3	227	224	216
Complaints	88	77	81
Environmental fines (No.)	453	363	11
Environmental fines (US million)	0.27	0.15	0.39

AIR QUALITY[3]	2015	2016	2017
Clinker produced with continous monitoring of major emissions (dust, NO_x and SO_x) (%)	84	84	92
Clinker produced with monitoring of major and minor emissions (dust, NO_x, SO_x, Hg, Cd, Tl, VOC, PCDD/F) (%)	80	80	80
Absolute dust emissions (ton/year)	4,095	2,703	2,214
Specific dust emissions (g/ton clinker)	90	67	47
Absolute NO_x emissions (ton/year)	55,318	76,552	57,973
Specific NO_x emissions (g/ton clinker)	1,122	1,533	1,177
Absolute SO_x emissions (ton/year)	13,640	13,089	10,399
Specific SO_x emissions (g/ton clinker)	279	253	216
Annual reduction in dust emissions per ton of clinker from 2005 baseline (%)	70	78	84
Annual reduction in NO_x emissions per ton of clinker from 2005 baseline (%)	46	26	43
Annual reduction in SO_x emissions per ton of clinker from 2005 baseline (%)	57	61	67

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4.2 Non-financial information

WATER MANAGEMENT[9][10]	2015	2016	2017
Total water withdrawals by source (million m³)	75.7	62.1	61.4
Surface water	27.2	22.5	22.3
Ground water	34.4	24.3	24.7
Municipal water	10.0	11.5	10.4
Rain water	0.5	0.4	0.4
Sea water	0.4	0.0	0.0
Other	3.3	3.4	3.7
Cement (million m³)	21.6	19.7	19.7
Surface water	7.5	6.5	5.7
Ground water	12.0	11.0	11.4
Municipal water	1.4	1.3	1.4
Rain water	0.3	0.3	0.3
Sea water	0.0	0.0	0.0
Other	0.5	0.6	0.9
Ready-mix (million m³)	12.1	12.3	12.0
Surface water	0.5	0.6	0.7
Ground water	2.0	2.3	2.5
Municipal water	6.6	6.5	6.1
Rain water	0.1	0.1	0.1
Sea water	0.0	0.0	0.0
Other	2.9	2.8	2.7
Aggregates (million m³)	42.0	30.1	29.6
Surface water	19.2	15.4	15.9
Ground water	20.4	11.0	10.8
Municipal water	1.9	3.7	2.8
Rain water	0.0	0.0	0.0
Sea water	0.4	0.0	0.0
Other	0.0	0.0	0.1
Total water discharge by destination (million m³)	31.3	18.6	22.6
Surface water	17.9	11.0	11.8
Ground water	12.0	6.8	10.2
Municipal water	0.8	0.8	0.5

WATER MANAGEMENT[9][10]	2015	2016	2017
Sea water	0.1	0.0	0.0
Other	0.5	0.0	0.2
Cement (million m³)	5.1	4.2	5.4
Surface water	2.6	2.0	2.8
Ground water	2.0	1.7	2.2
Municipal water	0.3	0.4	0.3
Sea water	0.1	0.0	0.0
Other	0.2	0.0	0.1
Ready-mix (million m³)	0.9	0.8	0.8
Surface water	0.3	0.3	0.6
Ground water	0.1	0.2	0.1
Municipal water	0.5	0.3	0.2
Sea water	0.0	0.0	0.0
Other	0.0	0.0	0.0
Aggregates (million m³)	25.3	13.6	16.4
Surface water	15.1	8.7	8.4
Ground water	9.9	4.9	8.0
Municipal water	0.1	0.0	0.0
Sea water	0.0	0.0	0.0
Other	0.3	0.0	0.0
Total consumption (million m³)	44.4	43.5	38.7
Cement	16.5	15.5	14.3
Ready-mix	11.2	11.5	11.2
Aggregates	16.7	16.5	13.2
Specific water consumption			
Cement (l/ton)	261	247	235
Ready-mix (l/m³)	207	222	219
Aggregates (l/ton)	134	131	107
Sites with water recycling systems (%)	84	79	85
Cement	77	76	77
Ready-mix	83	80	87
Aggregates	93	76	74

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GRI 102-48, GRI 102-49

4.2 Non-financial information

BIODIVERSITY MANAGEMENT[8]	2015	2016	2017
Active sites with quarry rehabilitation plans (%)	94	94	97
Cement	84	90	94
Aggregates	98	96	98
Active quarries within or adjacent to high biodiversity value areas (No.)	64	63	64
Cement	9	9	11
Aggregates	55	54	53
Active sites with high biodiversity value where biodiversity action plans are actively implemented (%)	61	63	69
Cement	89	89	73
Aggregates	56	59	68

STAKEHOLDER ENGAGEMENT	2015	2016	2017
Sites with community engagement plans (%)	98	98	98
Cement	97	97	98
Aggregates	98	98	98
Countries with employee volunteering programs (%)	73	75	71
Purchases sourced from locally-based suppliers (%)	95	95	89
Countries with a process to screen suppliers in relation to social and environmental aspects (%)	86	83	71
Global procurement spend assessed under the Supplier Sustainability Program (%)	13	17	25

GOVERNANCE AND ETHICS	2015	2016	2017
Executives and employees actively aware of our Code of Ethics (%)[11]	80	77	77
Reports of alleged breaches to the Code of Ethics received by Local Ethics Committees (No.)	359	453	568
Ethics and compliance cases reported during the year that were investigated and closed (%)	74	68	73
Disciplinary actions taken as a result of reports of non-compliance with the Code of Ethics, other policies or the law (No.)	180	115	185
Target countries that participated on the Global Compliance Program (antitrust, anti-bribery and insider trading) (%)	100	100	100
Countries with local mechanisms to promote employee awareness of procedures to identify and report incidences of internal fraud, kick-backs, among others (%)	100	100	100
Investigated incidents reported and found to be true related to fraud, kick-backs among others corruption incidents to government officials (No.)	0	0	0

Footnotes:

[1] All H&S statistics are in accordance with the CSI Reporting Guidelines
[2] Measured every 2 years through our Global Voices into Actions Survey. Figures represent results from 2017 survey
[3] Voluntary turnover
[4] Total employees including executive and non-executive positions. Considering only operations positions coverage is 57%
[5] Accumulated figures since 1998
[6] Figures do not reflect TCL operations acquired in 2017
[7] 2015 figure reflects CEMEX's operations portfolio after assets transactions
[8] Raw materials containing the required minerals for clinker/cement production with the potential to reduce impacts from ordinary processes
[9] KPI consolidated as of 2016. It includes direct supply contracts plus renewable share from the power grid
[10] Historical figures adjusted given miscalculations identified after going through our first external audit for water KPIs
[11] Measured every 3 years through our Global Ethics Survey. Figure represents result from 2016 survey

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4.2 Non-financial information

DIRECT ECONOMIC IMPACTS

In millions of US dollars	IFRS 2015	IFRS 2016	IFRS 2017
Customers: Net sales (1)	13,723	13,352	13,672
Suppliers: Cost of sales and operating expenses (2)	9,060	8,585	9,008
Employees and their families: Wages and benefits (3)	2,064	2,014	2,092
Investments: CAPEX (4) plus working capital	466	99	308
Creditors: Net financial expense	1,150	985	821
Government: Taxes	486	299	249
Communities: Donations (5)	1.72%	0.38%	0.76%
Shareholders: Dividends (6)	0	0	0
Others	(78)	(1)	45
Free cash flow from discontinued operations (7)	(57)	(64)	(8)
Consolidated free cash flow	628	1,431	1,151
Net income (loss) before taxes & non controlling interest	217	938	723

as of December 31, 2017

(1) Excludes sales of assets
(2) Excludes depreciation and amortization
(3) Wages and benefits include non-operational and operational employees
(4) Capital expenditures for maintenance and expansion
(5) Donations as percentage of pre-tax income
(6) Dividends paid in cash
(7) Free cash flow from Austria, Hungria, Thailand, Bangladesh, Malaysia, Pacific Northwest and Pipe operations

OUR SUSTAINABILITY CREDENTIALS

MEMBER OF Dow Jones Sustainability Indices — In Collaboration with RobecoSAM

DOW JONES SUSTAINABILITY MILA PACIFIC ALLIANCE INDEX

CEMEX S.A.B. de C.V. was included in this new Index launched by S&P Dow Jones Indices (S&P DJI), International Finance Corporation (IFC), RobecoSAM and the Exchanges of the Mercado Integrado Latinoamericano (MILA).

MSCI — 2017 Constituent MSCI ESG Leaders Indexes

MSCI EM LATIN AMERICA ESG LEADERS INDEX

CEMEX S.A.B. de C.V. was selected as member of the MSCI ESG Leaders Indexes in 2017, constructed by applying a Best-in-Class selection process to companies in the regional indexes that make up MSCI ACWI.

FTSE4Good

FTSE4GOOD INDEX SERIES

CEMEX became a member of this Index created by the global index provider FTSE Russell to measure the performance of companies demonstrating strong Environmental, Social and Governance (ESG) practices.

MEXICAN STOCK EXCHANGE SUSTAINABILITY INDEX

CEMEX remained in this index, as it has been since the Index inception in 2011, and received in 2017 the highest Sustainability total score among all constituents.

CDP — DRIVING SUSTAINABLE ECONOMIES

CDP (FORMERLY THE CARBON DISCLOSURE PROJECT)

In 2017, we received an A- from CDP. This excellent score puts us as one of the few building materials companies in CDP's Leadership group.

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COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 4.2 _3TS_ÜªSFSHNFQ_NSKTWRFYNTS 185 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 4.2 _3TS_ÜªSFSHNFQ_NSKTWRFYNTS 186 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW OUR STRATEGY GOVERNANCE PERFORMANCE IN DETAIL ABOUT THIS REPORT 5 ABOUT THIS REPORT Aligned to international standards AUTONOMOUS UNIVERSITY OF YUCATÁN (UADY), MEXICO 187 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION CEMEX 2017 INTEGRATED REPORT

COMPANY OVERVIEW | OUR STRATEGY | GOVERNANCE | PERFORMANCE IN DETAIL | ABOUT THIS REPORT

GRI 102-45, GRI 102-46, GRI 102-48, GRI 102-49

5.1 Report scope

GENERAL CONSIDERATIONS:

CEMEX, S.A.B. de C.V. is incorporated as a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Except as the context otherwise may require, references in this integrated report to "CEMEX," "we," "us" or "our" refer to CEMEX, S.A.B. de C.V. and its consolidated entities.

REPORTING SCOPE

CEMEX began publishing Environmental, Health, and Safety (EHS) reports in 1996, and has annually published its Sustainable Development Reports since 2003, covering a broad range of issues related to economic, environmental, social, and governance performance.

Our second Integrated Report is intended to provide a holistic analysis of the company's strategic vision, performance, governance, and value creation, while fostering a more in-depth understanding of the financial and non-financial key performance indicators that the company uses to manage its business over the short, medium, and long term.

BOUNDARY AND REPORTING PERIOD

In preparation of this report, we consolidated information from all of our countries and operations. It covers our global cement, ready-mix concrete, and aggregates business lines, presenting our financial and non-financial performance, progress, achievements, and challenges for the 2017 calendar year, which is also the company's fiscal year. Our materiality analysis guided our reporting process, and the issues included in this report particularly match those that CEMEX management and our stakeholders found of highest importance for our operations, as reflected in our recently updated Materiality Matrix covering both financial and sustainability issues.

Unless otherwise indicated, the information provided in this report is for the company as a whole. We have included information for the operations in which we have financial and operative control. If a plant is sold, its information is no longer included in our data or considered in our targets. If we have restated certain data sets from previous years because of improvements to our data-collection systems or changes to our business, each case is clearly marked. Unless something else is explicitly indicated, all monetary amounts are reported in U.S. dollars. All references to "tons" are to metric tons.

The information in our 2017 Integrated Report came from several sources, including internal management systems and performance databases, as well as annual surveys applied across all of our countries.

We continually aim to improve the transparency and completeness of each report that we produce, while streamlining our processes and the way in which we provide information. To this end, we include a limited assurance statement from KPMG, an independent organization that verified the data and calculation process for our annual indicators associated with CO_2 and other emissions, health and safety, environmental incidents, and water.

In addition, we continued the engagement with our External Advisory Panel, whose members provide very valuable and objective feedback on our reporting every year.

DATA MEASUREMENT TECHNIQUES

We employ the following protocols and techniques for measuring the sustainability key performance indicators (KPI) that we report:

- **CO_2 emissions:** CEMEX reports absolute and specific CO_2 emissions following the latest version of the Cement Sustainability Initiative (CSI) Protocol, denominated: Cement CO_2 and Energy Protocol, version 3.0, published in May 2011. It considers direct emissions occurring from sources that are owned or controlled by the company, excluding those from the combustion of biomass that are reported separately (Scope 1) and indirect emissions from the generation of purchased electricity consumed in the company's owned or controlled equipment (Scope 2). Historical data shall remain unchanged given that the previous protocol is closely aligned with the simple methods for the reporting of CO_2 emissions from calcination. For countries covered by the European Union Emission Trading System (EU ETS), CO_2 data corresponds to the one validated by an independent verifier in accordance with the applicable Accreditation and Verification Regulation.
- **Dust, NO_x and SO_x emissions:** Absolute and specific figures are calculated based on kiln measurements taken from Continuous Emissions Monitoring Systems (CEMs) (in those sites where kilns are equipped with such technology) or spot analysis. These methods fully comply with the CSI Guidelines for Emis-

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GRI 102-45, GRI 102-46, GRI 102-48, GRI 102-49

5.1 Report scope

sions Monitoring and Reporting. All information is reported to CEMEX databases, processed, calculated, and validated to provide a final group value. The values are calculated in Standard for 0°C, 1 atmosphere and 10% Oxygen (O_2) content at measuring point.

- **Energy:** Fuel consumption indicators are reported to internal CEMEX databases in which "conventional," "alternative," and "biomass fuels" are classified according to the CSI Cement CO_2 Protocol spreadsheet. Heat values are obtained from on-site analysis (where applicable), value provided by supplier or standards from the CSI Guidelines for the Selection and Use of Fuels and Raw Materials in the Cement Manufacturing Process.
- **Clinker factor and alternative fuels:** All material consumption is reported to internal CEMEX databases in which "alternative materials" are defined following the standards from the CSI Guidelines for the Selection and Use of Fuels and Raw Materials in the Cement Manufacturing Process. The "clinker/cement factor" is calculated using the CSI procedures indicated in Cement CO_2 and Energy Protocol spreadsheet with information obtained from the databases.
- **Health and safety:** SISTER, which is an internal database, collects all related health and safety information from each site and automatically provides the appropriate information to calculate the indicators. The database is configured using the CSI definitions.

ALIGNMENT WITH GLOBAL REPORTING INITIATIVE (GRI) GUIDELINES

In order to enhance our sustainability communication to our stakeholders and comply with internationally agreed disclosures and metrics, CEMEX uses the Global Reporting Initiative (GRI) guidelines to prepare its Sustainable Development Reports. From 2008 to 2013, we met an application level of A+ using GRI-G3. From 2014 to 2016 we applied the GRI-G4 Guidelines, using the "in accordance" comprehensive option.

As of this Integrated Report corresponding to the 2017 cycle, we have migrated to the GRI Standards.

Our GRI Content Index is cross referenced to the UN Global Compact (UNGC) principles, as well as to the UN Sustainable Development Goals (SDGs). Furthermore, we have sumitted the current report to the GRI requesting the Materiality Disclosures Service which is reflected in the corresponding GRI mark.

To access the full 2017 GRI Content Index, please visit > https://www.cemex.com/sustainability/reports/global-reports

UNITED NATIONS GLOBAL COMPACT - COMMUNICATION ON PROGRESS

This report also constitutes our Communication on Progress (CoP) toward the commitments of the UN Global Compact (UNGC). As a signatory to the UNGC, we work to align our company's operations and strategies with its 10 principles. As demonstrated within the content of this report, we are also committed to helping the world meet the targets of the Kyoto Protocol and contribute to the achievement of the UN Sustainable Development Goals (SDGs).

SUSTAINABLE DEVELOPMENT GOALS (SDGs)

The 17 Sustainable Development Goals (SDGs) were adopted at the General Assembly of the United Nations held in September 2015. The 169 targets contained in them aim to end poverty, protect the planet, and ensure prosperity for all as part of a new sustainable development agenda.

To show our clear commitment to contribute to the SDGs implementation, across the pages of this report you will find the icons corresponding to the referred SDG.

SDG	CEMEX CONTRIBUTION TO ITS ACHIEVEMENT (pages)
1	20, 41, 42, 43, 44, 46, 47, 48, 49, 50, 63, 64
3	14, 17, 18, 19, 22, 41, 42, 43, 44, 46, 47, 48, 49, 52, 53, 54, 55, 56, 57, 58, 59, 63, 64, 65, 66, 73, 74, 75, 76, 77
4	19, 21, 22, 41, 42, 43, 44, 46, 47, 48, 50, 63, 64, 73, 74, 75, 77
5	20, 41, 42, 43, 44, 47, 48, 50, 63, 64, 73, 74, 75, 76, 77
8	3, 4, 10, 14, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 31, 32, 33, 34, 35, 36, 37, 41, 42, 43, 44, 47, 48, 53, 54, 55, 63, 64, 65, 66, 73, 74, 75, 76, 77
9	3, 4, 10, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 41, 42, 43, 50, 52, 53, 54, 55, 56, 57, 58, 59, 62, 63, 64
11	23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 41, 42, 43, 46, 48, 49, 50, 51, 53, 54, 55, 63, 64
12	13, 26, 27, 28, 29, 41, 42, 43, 52, 53, 54, 55, 56, 57, 58, 59, 63, 64, 65, 66
13	14, 26, 27, 28, 29, 41, 42, 43, 52, 53, 55, 53, 63, 64
15	41, 42, 42, 43, 51, 53, 57, 58, 59, 60, 61, 63, 64
17	27, 29, 30, 41, 42, 43, 44, 45, 47, 48, 49, 50, 52, 58, 59, 60, 61, 62, 63, 64, 65, 66, 73, 77

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COMPANY OVERVIEW | OUR STRATEGY | GOVERNANCE | PERFORMANCE IN DETAIL | ABOUT THIS REPORT

5.2 External Advisory Panel members and statement

The Advisory Panel (henceforth referred to as "the Panel") recognizes this Integrated Report as an effort to provide all stakeholders with a holistic overview of CEMEX's strategic vision, drivers of value creation, operating performance, governance, and an understanding of the key financial and non- financial topics that shape the business today, and that are likely to shape the business tomorrow.

SCOPE OF OUR REVIEW

Similar to previous years, the Sustainability Reporting Advisory Panel reviewed an advanced draft of CEMEX 2017 Integrated Report: Leading our Industry's Digital transformation. The Advisory Panel members first convened in January 2018 to discuss the evaluation and advisory process, before being submitted the report in February, having ample time to review the report and discuss their recommendations.

The Panel members shared with management detailed comments and specific suggestions for improvement in reporting and activities in general. The comments of the report concern both current activities, recommendations, and strategic ideas worth exploring in the future.

REPORTING FRAMEWORK, STYLE AND IMPROVEMENTS

The Panel appreciates the efforts to present the content in a more integrated, clear fashion, making it easy to read and follow. The improvements in the formatting of the report are substantial. The Panel is also pleased with the efforts CEMEX has made to align the report with the Global Reporting Initiative G4 Guidelines, which helps focus the analysis on the most material aspects in the business.

The Panel also recognizes that CEMEX has successfully executed the recommendation of an integrated report along the lines of the proposed framework of the International Integrated Reporting Council. This process promotes integrated thinking and strategy across the organization, and is likely to enhance the positive environmental and social impacts CEMEX has already generated in all of the geographies in which it operates.

Moreover, the Panel commends the growing focus on the role CEMEX can play in terms of helping realize the Sustainable Development Goals (SDGs), with a particular focus on the direct contribution CEMEX makes to ten specific SDGs: Goal 1 No Poverty; Goal 3 Good Health and Well Being; Goal 4 Quality Education; Goal 5 Gender Equality; Goal 8 Decent Work and Economic Growth; Goal 9 Industry Innovation and Infrastructure; Goal 11 Sustainable Cities and Communities; Goal 12 Responsible Consumption and Production; Goal 13 Climate Action; and Goal 15 Life on Land.

In addition, the Panel also recognizes that CEMEX activities are likely also to have an indirect impact on four further SDGs: Goal 6 Clean Water and Sanitation; Goal 7 Affordable and Clean Energy; Goal 10 Reduce Inequalities; and Goal 17 Partnerships for the Goals.

SUSTAINABILITY GOVERNANCE

The panel recognizes that only 7 members of the board are independent, which may raise questions among the investment community about the board's



IRMA GÓMEZ
Undersecretary for Management,
Mexican Ministry of Public Education



FELIPE PICH
Founding Director
Pich-Aguilera Architects



ROBERT RUTTMANN
Investment Office Director
Julius Bär
Head of Competence Center for Sustainability
St. Gallen University



MARGARETH FLÓREZ
Executive Director of
RedEAmérica



RAMÓN PÉREZ GIL
Ex-Global Counselor,
International Union for the Conservation of Nature (IUCN)

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5.2 External Advisory Panel members and statement As such, the company’s carbon management strategy is vital to better manage the firm’s business risks – i.e. focusing on alternative fuels utilization, low temperature clinkers, and improving thermal efficiency of clinker production. However, the Panel notes that CEMEX is still experiencing annual increases in its gross CO2 emissions per unit of cementitious products. This reflects an important potential to improve the firm’s efficiency with respect to COs emission per unit of cementitious products. Moreover, the Panel is also aware that CEMEX delayed its target year to 2020 to reduce its CO2 emissions intensity (by 25% relative to its 1990 baseline) and to derive 35% of its energy from alternatives. This reality may suggest to investors and stakeholders that reducing carbon emissions may not be as strategically important as implied in the report. The Panel recommends a clear prioritization in this area, since any further delay could have an impact on the firm’s credibility with respect to achieving its emissions targets. ENERGY AND WATER CONSUMPTION The Panel notes the company’s still heavy reliance on fuel sources that cause high carbon emissions (in particular petroleum coke, from which the company sources nearly 50% of its energy). The Panel recommends taking steps to communicate these challenges more transparently, and also to reduce this heavy reliance on high carbon emission fuel sources. At the same time, the Panel recognizes that the firm did achieve an alternative fuel substitution rate of 26.2% in the last year, so the framework for improvement seems to be in place. The Panel encourages further progress in this domain. The Panel recognizes the strong CEMEX track record in water consumption. Indeed, water consumption is important to CEMEX, especially since the firm operates in water stressed regions in which pollution of this scarce resource and competition for use are potential risks. It is in this context that the Panel applauds the firm’s efforts to reduce its water use over the last three years. SOCIAL ISSUES The section IMPROVING QUALITY OF LIFE AND WELLBEING clearly conveys the place that social issues have in the sustainability strategy and in the CEMEX’s business model. This version of the report achieves, on the one hand, transmitting a more unified global message about the Company’s social performance, and on the other hand, it illustrates its initiatives with specific national cases. The introduction of said cases in the report, conveys a greater sense of integration of social actions around the strategy, as well as a greater depth and scale in the efforts. In the future, it is recommended to include new indicators of social outcomes among the KPIs to better reflect the commitment and performance of the Company in this field. Today the indicator is the number of beneficiaries. Despite the complexity of including new indicators, doing so would contribute to strengthening the relevance of the social issue in the Company’s strategy and achieving results that benefit both the company and the communities. CONCLUDING REMARKS The Panel recognizes the company’s goal of becoming a global leader in sustainable construction. To this end, the Panel also acknowledges the firm’s proactive approach to integrating material environmental, social and governance considerations into the firm’s operating strategy. This year’s integrated report demonstrates that this journey already includes multiple broad-scale initiatives toward becoming a leader in sustainable construction. Examples are extensive, ranging from efforts to reduce carbon emissions and improve labor standards in all parts of the value chain to efforts to use resources more efficiently to serving as a key partner in the development of the global communities in which CEMEX is active. The Panel especially recognizes the firm’s commendable engagement and support to the people affected by the tragic natural disasters in the US, Mexico and Puerto Rico last year. The integrated approach to becoming a global leader in sustainable construction is having a decidedly positive impact on the world. A key component of this journey toward becoming a global leader in sustainable construction will also certainly be an improvement of the firm’s safety record. The Panel is convinced that an improvement in this area is achievable, not least due to management’s serious and public commitment to the Zero4Life goal. We wish the company every success in the coming year, and remain grateful for the opportunity to offer our commentaries and recommendations in efforts to support CEMEX in its goal of becoming a global leader in sustainable construction. Yours faithfully, The CEMEX Advisory Panel on Sustainability 191 / LEADING OUR INDUSTRY’S DIGITAL TRANSFORMATION

5.2 External Advisory Panel members and statement As such, the company’s carbon management strategy is vital to better manage the firm’s business risks – i.e. focusing on alternative fuels utilization, low temperature clinkers, and improving thermal efficiency of clinker production. However, the Panel notes that CEMEX is still experiencing annual increases in its gross CO2 emissions per unit of cementitious products. This reflects an important potential to improve the firm’s efficiency with respect to COs emission per unit of cementitious products. Moreover, the Panel is also aware that CEMEX delayed its target year to 2020 to reduce its CO2 emissions intensity (by 25% relative to its 1990 baseline) and to derive 35% of its energy from alternatives. This reality may suggest to investors and stakeholders that reducing carbon emissions may not be as strategically important as implied in the report. The Panel recommends a clear prioritization in this area, since any further delay could have an impact on the firm’s credibility with respect to achieving its emissions targets. ENERGY AND WATER CONSUMPTION The Panel notes the company’s still heavy reliance on fuel sources that cause high carbon emissions (in particular petroleum coke, from which the company sources nearly 50% of its energy). The Panel recommends taking steps to communicate these challenges more transparently, and also to reduce this heavy reliance on high carbon emission fuel sources. At the same time, the Panel recognizes that the firm did achieve an alternative fuel substitution rate of 26.2% in the last year, so the framework for improvement seems to be in place. The Panel encourages further progress in this domain. The Panel recognizes the strong CEMEX track record in water consumption. Indeed, water consumption is important to CEMEX, especially since the firm operates in water stressed regions in which pollution of this scarce resource and competition for use are potential risks. It is in this context that the Panel applauds the firm’s efforts to reduce its water use over the last three years. SOCIAL ISSUES The section IMPROVING QUALITY OF LIFE AND WELLBEING clearly conveys the place that social issues have in the sustainability strategy and in the CEMEX’s business model. This version of the report achieves, on the one hand, transmitting a more unified global message about the Company’s social performance, and on the other hand, it illustrates its initiatives with specific national cases. The introduction of said cases in the report, conveys a greater sense of integration of social actions around the strategy, as well as a greater depth and scale in the efforts. In the future, it is recommended to include new indicators of social outcomes among the KPIs to better reflect the commitment and performance of the Company in this field. Today the indicator is the number of beneficiaries. Despite the complexity of including new indicators, doing so would contribute to strengthening the relevance of the social issue in the Company’s strategy and achieving results that benefit both the company and the communities. CONCLUDING REMARKS The Panel recognizes the company’s goal of becoming a global leader in sustainable construction. To this end, the Panel also acknowledges the firm’s proactive approach to integrating material environmental, social and governance considerations into the firm’s operating strategy. This year’s integrated report demonstrates that this journey already includes multiple broad-scale initiatives toward becoming a leader in sustainable construction. Examples are extensive, ranging from efforts to reduce carbon emissions and improve labor standards in all parts of the value chain to efforts to use resources more efficiently to serving as a key partner in the development of the global communities in which CEMEX is active. The Panel especially recognizes the firm’s commendable engagement and support to the people affected by the tragic natural disasters in the US, Mexico and Puerto Rico last year. The integrated approach to becoming a global leader in sustainable construction is having a decidedly positive impact on the world. A key component of this journey toward becoming a global leader in sustainable construction will also certainly be an improvement of the firm’s safety record. The Panel is convinced that an improvement in this area is achievable, not least due to management’s serious and public commitment to the Zero4Life goal. We wish the company every success in the coming year, and remain grateful for the opportunity to offer our commentaries and recommendations in efforts to support CEMEX in its goal of becoming a global leader in sustainable construction. Yours faithfully, The CEMEX Advisory Panel on Sustainability

COMPANY OVERVIEW | OUR STRATEGY | GOVERNANCE | PERFORMANCE IN DETAIL | ABOUT THIS REPORT

5.3 Terms we use

Financial

American Depositary Shares (ADSs) are a means for non-U.S.-based corporations to list their ordinary equity on an American stock exchange. Denominated in US dollars, they confer full rights of ownership to the corporation's underlying shares, which are held on deposit by a custodian bank in the company's home country or territory. In relation to CEMEX, Citibank, N.A. is the depositary of CEMEX's ADSs and each ADS represents 10 CPOs. The CEMEX ADSs are listed on the New York Stock Exchange.

bps (Basis Point) is a unit of percentage measure equal to 0.01%, used to measure the changes to interest rates, equity indices, and fixed-income securities.

Free cash flow CEMEX defines it as operating EBITDA minus net interest expense, maintenance capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Free cash flow is not a GAAP measure.

LIBOR (London Interbank Offered Rate) is a reference rate based on the interest rates at which banks borrow unsecured funds from other banks in London.

Maintenance capital expenditures CEMEX defines it as investments incurred with the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies. Maintenance capital expenditures is not a GAAP measure.

Net working capital CEMEX defines it as net trade accounts receivables plus inventories plus other accounts receivable including advanced payments minus trade payables minus operative taxes excluding income tax minus other accounts payable and accrued expenses. Working capital is not a GAAP measure.

Operating EBITDA CEMEX defines it as operating earnings before other expenses, net, plus depreciation and amortization. Operating EBITDA does not include revenues and expenses that are not directly related to CEMEX's main activity, or which are of an unusual or non-recurring nature under International Financial Reporting Standards (IFRS). Operating EBITDA is not a GAAP measure.

Ordinary Participation Certificates (CPOs) are issued under the terms of a CPO Trust Agreement governed by Mexican law and represent two of CEMEX's series A shares and one of CEMEX's series B shares. This instrument is listed on the Mexican Stock Exchange.

pp equals percentage points.

Strategic capital expenditures CEMEX defines it as investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Strategic capital expenditures is not a GAAP measure.

TIIE (Tasa de Interés Interbancaria de Equilibrio) is a measure of the average cost of funds in pesos in the Mexican interbank money market.

Total debt CEMEX defines it as short-term and long-term debt plus convertible securities, liabilities secured with account receivables and capital leases. Total debt is not a GAAP measure.

Industry

Aggregates are sand and gravel, which are mined from quarries. They give ready-mix concrete its necessary volume and add to its overall strength. Under normal circumstances, one cubic meter of fresh concrete contains two tons of gravel and sand.

Clinker is an intermediate cement product made by sintering limestone, clay, and iron oxide in a kiln at around 1,450 degrees Celsius. One ton of clinker is used to make approximately 1.1 tons of gray Portland cement.

Fly ash is a combustion residue from coal-fired power plants that can be used as a non-clinker cementitious material.

Gray Portland cement is a hydraulic binding agent with a composition by weight of at least 95% clinker and 0–5% of a minor component (usually calcium sulfate). It can set and harden underwater and, when mixed with aggregates and water, produces concrete or mortar.

Installed capacity is the theoretical annual production capacity of a plant; whereas effective capacity is a plant's actual optimal annual production capacity, which can be 10–20% less than installed capacity.

Metric ton is the equivalent of 1.102 short tons.

Petroleum coke (petcoke) is a by-product of the oil refining coking process.

Pozzolana is a fine, sandy volcanic ash.

Ready-mix concrete is a mixture of cement, aggregates, and water.

Slag is the by-product of smelting ore to purify metals.

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5.4 Investor, media and sustainability information

EXCHANGE LISTINGS

BOLSA MEXICANA DE VALORES (BMV)
MEXICO
Ticker symbol: CEMEXCPO
Share series: CPO
(representing two A shares and one B share)

NEW YORK STOCK EXCHANGE (NYSE)
UNITED STATES
Ticker symbol: CX
Share series: ADS (representing 10 CPOs)

CX
LISTED
NYSE

MEDIA RELATIONS CONTACT
mr@cemex.com
Phone: +52 (81) 8888-4327

INVESTOR RELATIONS CONTACT
ir@cemex.com
From the US: 1 877 7CX NYSE
From other countries: +1 (212) 317-6000

SUSTAINABILITY CONTACT
sd@cemex.com

WEB ADDRESS
www.cemex.com

NEW YORK OFFICE
590 Madison Ave. 27th floor
New York, NY 10022 USA
Phone: +1 (212) 317-6000
Fax: +1 (212) 317-6047

We welcome your feedback on our reporting and performance.
Please send your comments and suggestions to:

CEMEX, S.A.B. DE C.V.
Investor Relations, Corporate Communications and Public Affairs
Av. Ricardo Margain Zozaya 325
66265 San Pedro Garza Garcia, N.L. Mexico
Tel: +52 (81) 8888-8888
corporate.communications@cemex.com

©2018 CEMEX S.A.B DE C.V. All rights reserved.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This integrated report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as "may," "should," "could," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential" and "intend" or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include: the cyclical activity of the construction sector; our exposure to other sectors that impact our business, such as, but not limited to, the energy sector; competition; general political, economic and business conditions in the markets in which we operate or that affect our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our senior secured notes and our other debt instruments; the impact of our below investment grade debt rating on our cost of capital; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives and implement our global pricing initiatives for our products; the increasing reliance on information technology infrastructure for our invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described elsewhere in this integrated report. Readers are urged to read this integrated report and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this integrated report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements. This integrated report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this integrated report.

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